ADTALEM
Global Education

2025 *NOTICE OF ANNUAL MEETING OF* SHAREHOLDERS, PROXY STATEMENT & ANNUAL REPORT



   







About Us

Who We Are

Adtalem Global Education is the largest healthcare educator in the U.S., shaping the future of healthcare by preparing a practice-ready workforce with high-quality academic programs. We innovate education pathways, align with industry needs and empower individuals to reach their full potential. Our commitment to excellence and access is reflected in our expansive network of institutions, serving over 90,000 students and supported by a strong community of approximately 365,000 alumni and nearly 10,000 dedicated employees. Adtalem is the parent organization of American University of the Caribbean School of Medicine, Chamberlain University, Ross University School of Medicine, Ross University School of Veterinary Medicine, and Walden University.

STUDENT FOCUSED



MISSION

We provide global access to knowledge that transforms lives and enables careers.



VISION

To create a dynamic global community of lifelong learners who improve the world.



PURPOSE

We empower students to achieve their goals, find success, and make inspiring contributions to our global community.

OVER
90,000
students



WE ARE
5
institutions



NEARLY
10,000
employees



WITH A NETWORK OF APPROXIMATELY
365,000 alumni
Helping to alleviate critical healthcare workforce shortages, particularly in underserved communities



WITH
27
operating campuses



As of September 23, 2025

Message from our Chairman and CEO, Steve Beard



October 2, 2025

Fellow Shareholders,

Fiscal 2025 stands as both a **proof point** and an **inflection point** for Adtalem—validating our thesis while positioning us for our next phase of growth as a vital component of healthcare infrastructure.

A Proof Point: Operational Excellence Drives Value Creation

This year proved the transformative power of our Growth with Purpose strategy. Our integrated operating model delivered exceptional results that validated operational excellence as our primary vehicle for sustainable value creation.

The numbers speak for themselves: revenue of $1.79 billion representing 12.9% growth that more than doubled our 2023 investor day targets. Adjusted earnings per share of $6.67 grew 33.1%. Total enrollment surpassed 91,000 students with over 10% average quarterly growth. We graduated 29,000 students—90% into healthcare professions—who now serve in underserved rural communities and urban centers nationwide.

Each institution validated our strategy: Chamberlain University achieved its tenth consecutive quarter of growth, reaching a record 40,000+ students. Walden University delivered eight consecutive quarters of accelerating growth, surpassing 48,000 students and pre-pandemic levels. Our Medical and Veterinary segment maintained excellence with over 5,000 enrolled students.

This performance proves that accessible, career-focused healthcare education, delivered through modern programs and tech-enabled learning, creates a virtuous cycle of student success, employer satisfaction and investor returns.

An Inflection Point: Expanding Our Role in Critical Healthcare Infrastructure

Our sustained execution has earned us the right to seek a larger and more visible role in America's critical healthcare infrastructure. At a time when the U.S. faces acute workforce shortages across all healthcare professions, we aspire to become the systemically important, highly integrated partner that healthcare employers and policymakers increasingly rely on to build their talent pipeline.

Our 350,000+ alumni, 91,000+ current students and 10,000+ colleagues represent more than an educational institution; we are essential infrastructure for healthcare delivery. Our graduates serve in critical roles that keep communities healthy; from nurses providing essential care in small-town clinics to emergency specialists responding to life-threatening situations in metropolitan hospitals.

This positioning reflects both our scale and our responsibility. We are not merely participants in healthcare education; we are positioned to play an increasingly vital role in ensuring America's healthcare system has the skilled professionals it needs to function effectively.

The Higher Education Context: Leading Innovation When It Matters Most

At a time when higher education faces important questions about accessibility, career relevance and value, our mission of democratizing education has never been more important. We are proud to complement the broader higher education ecosystem by innovating the student journey and expanding access to clinical and healthcare careers for learners who might not otherwise have these opportunities.

Our focus on accessible, flexible, career-focused education fills critical gaps in the educational landscape. We serve working adults, career changers and first-generation college students who need different pathways to meaningful careers. Through technology-enabled learning and competency-based programs, we are innovating how education is delivered and making quality healthcare education more accessible to diverse communities.

Our graduates enter essential roles with clear career pathways and immediate impact in their communities. Healthcare employers increasingly rely on us to meet critical staffing needs across underserved markets. Our regulators and accreditors recognize us as a partner in ensuring both educational quality and healthcare workforce development.

This positions us as an innovator in educational delivery: we are demonstrating how to democratize access to high-demand careers while maintaining rigorous standards and outstanding outcomes.

Creating Sustained Value for All Stakeholders

This success creates expanding opportunities. For our investors, we continue deploying capital to high-return growth opportunities while returning excess capital to shareholders. For our students, we provide accessible pathways to meaningful healthcare careers. For our colleagues, we offer the opportunity to serve a mission that transforms lives and communities. For healthcare employers, we deliver the skilled workforce they desperately need. For policymakers and communities, we address critical infrastructure needs that government alone cannot solve.

Our commitment remains unwavering: delivering outstanding student outcomes at scale while building the healthcare workforce America needs. We are not just growing a business—we are strengthening the foundation of our nation's healthcare system.

Thank you for your continued confidence in our purpose and our execution.

Sincerely,

Steve Beard
Chairman and Chief Executive Officer

Notice of Annual Meeting of Shareholders



DATE AND TIME
November 12, 2025
9:30 a.m.
Central Standard Time

Online check-in will be available beginning at 9:15 a.m. Central Standard Time. Please allow ample time for the online check-in process.



PLACE
The Annual Meeting will be held entirely online at: www.virtualshareholdermeeting.com/ATGE2025.



RECORD DATE
September 23, 2025

ITEMS OF BUSINESS	Board Voting Recommendation	Page Reference
Proposal No. 1: Elect the ten nominees named in the accompanying Proxy Statement to serve as directors until the 2026 Annual Meeting of Shareholders	**FOR** each director nominee	11
Proposal No. 2: Ratify selection of PricewaterhouseCoopers LLP as independent registered public accounting firm for the fiscal year ending June 30, 2026	**FOR**	31
Proposal No. 3: Say-on-pay: Advisory vote to approve the compensation of our named executive officers ("NEOs")	**FOR**	34

Shareholders will also consider such other business as may come properly before the Annual Meeting or any adjournment thereof.

To participate in the 2025 Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability, the proxy card or voting instruction forms that accompanied your proxy materials.

This notice and Proxy Statement and Adtalem Global Education Inc.'s 2025 Annual Report to Shareholders are being first sent or given to shareholders on or about October 2, 2025.



Douglas G. Beck
Senior Vice President, General Counsel, Corporate Secretary and Institutional Support Services

YOU MAY VOTE IN ONE OF FOUR WAYS:



VIA THE INTERNET
Visit the website listed on your Notice of Internet Availability or proxy card



BY TELEPHONE
Call the telephone number on your Notice of Internet Availability or proxy card



BY MAIL
Complete, sign, date, and return your proxy card or voting instructions form in the enclosed envelope



VIRTUALLY
Attend the Annual Meeting online at www.virtualshareholdermeeting.com/ATGE2025.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on November 12, 2025. This Notice of Annual Meeting, the accompanying Proxy Statement, the 2025 Adtalem Global Education Inc. Annual Report to Shareholders (which includes our Form 10-K for the year ended June 30, 2025), and a proxy card are available online at www.proxyvote.com as well as at our investor relations website, http://investors.adtalem.com.

Proxy Summary

This summary highlights selected information about the items to be voted on at the Annual Meeting. It does not contain all of the information that you should consider in deciding how to vote. You should read the entire proxy statement carefully before voting.

OUR NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Balanced mix of backgrounds, current and former CEOs, a medical professional, a former finance executive at a leading global company, and corporate and academic leadership expertise.

Name and Principal Occupation	Independent	Age	Director Since	Other Public Company Boards
Stephen W. Beard Chairman of the Board and CEO, Adtalem Global Education Inc.		54	2021	
William W. Burke President and Founder, Austin Highlands Advisors, LLC	✓	66	2017	Ceribell, Inc. Tactile Systems Technology Inc.
Donna J. Hrinak Retired Senior Vice President, Corporate Affairs, Royal Caribbean Group	✓	74	2018	
Georgette Kiser Former Managing Director and CIO, The Carlyle Group	✓	57	2018	Aflac Inc. Jacobs Solutions Inc.
Liam Krehbiel Chief Executive Officer and Founder, Topography Hospitality, LLC	✓	49	2022	
Michael W. Malafronte Lead Independent Director of the Board, Adtalem Global Education Inc. Senior Advisor, Derby Copeland Capital	✓	51	2016	
Sharon L. O'Keefe Retired President, University of Chicago Medical Center	✓	73	2020	Conva Tec Group PLC
Kenneth J. Phelan Senior Advisor, Oliver Wyman Inc.	✓	66	2020	Huntington Bancshares Inc.
Betty Vandenbosch Former Senior Advisor, Coursera, Inc.	✓	69	2024	
Lisa W. Wardell Former Chairman of the Board, Adtalem Global Education Inc.		56	2008	American Express Co.

BOARD HIGHLIGHTS

BOARD INDEPENDENCE

Independent



Not Independent

80%

of our current directors and director nominees are independent, each of our Audit and Finance, Compensation and Nominating & Governance committees are composed entirely of independent directors, and our CEO is the only member of management who serves as a director

TENURE

Less than 3 years	**3 to 8 years**	**Over 8 years**	**Average Tenure**
			6.4 years

AGE

Under 50	**50 to 60**	**61 to 75**	**Average Age**
			61.5 years

The matrix below sets forth certain skills, qualifications, and experiences that we consider important for our director nominees in light of our current business strategy and structure. The list of skills and the following matrix are a valuable tool for the Board as they consider skills and experiences that may need to be replaced, updated or added.

ADTALEM GLOBAL EDUCATION DIRECTOR SKILLS MATRIX 2025

Competencies	Stephen W. Beard *(Chairman and CEO)*	William W. Burke	Donna J. Hrinak	Georgette Kiser	Liam Krehbiel	Michael W. Malafronte *(Lead Independent Director)*	Sharon L. O'Keefe	Kenneth J. Phelan	Betty Vandenbosch	Lisa W. Wardell
CEO experience	✔	●	✔		✔	●	✔	●	●	✔
CFO/audit function expertise	●	✔	●			✔	●	✔		✔
Healthcare expertise/ medical education and/or services	●	✔					✔		●	✔
Technology			●	✔	●		●	●	✔	●
Understanding of education sector trends, including accreditation, credentialing, etc.	✔	●		✔	✔	●	✔	✔	✔	✔
Strategy	✔	✔	●	✔	✔	●	✔	●	●	✔
Governance	✔	✔	✔	✔	✔	✔	✔	✔	●	✔
M&A/joint ventures/ business development	✔	✔	●	✔			●	●		✔
Compensation	✔	✔		✔	●	✔	✔	✔		✔
Human capital management	✔	●	●	✔	✔	✔	✔	●	●	✔
Global markets	✔	●		✔		✔		✔	●	✔
Cybersecurity	●	●		✔			●	●		●
Finance and/or financial planning	✔	✔		✔	●	✔		✔		✔

✔ Considerable expertise   ● Some expertise

CORPORATE GOVERNANCE HIGHLIGHTS

Shareholder Engagement

We conduct regular outreach and engagement with our shareholders and value their insight and feedback.

OUR OUTREACH

We reached out to our shareholders representing more than **70% of shares owned**.



We contacted shareholders representing more than **70%** of shares owned.

Ongoing Enhancements

Our Board continually monitors best practices in corporate governance and, consistent with feedback from shareholders and other stakeholders, has taken the following actions in recent years:

2025
- Held its second annual two-day offsite strategy meeting to analyze Adtalem's strategic goals and other topics, including innovation in higher education, artificial intelligence in healthcare, and healthcare and education market dynamics
- Engaged Spencer Stuart to work with our Board members and key management to support and enhance our work on board effectiveness and board succession

2024
- Added a new director who has significant expertise in bringing successful degree and nondegree programs to market
- Appointed a Lead Independent Director when our CEO was appointed as our Chairman of the Board
- Increased stock ownership requirements for our CEO and other executive officers

2023
- Conducted a Board composition analysis to align the current and future skills and experiences represented on the Board with our strategic objectives
- Updated our Stock Ownership Guidelines to limit the type of equity awards that count toward compliance to only the pre-tax value of unvested restricted stock units

2022
- Amended our Director Nominating Process to consider expertise on cybersecurity

2021
- Refreshed our Board by adding three new directors including our new CEO

2020
- Refreshed our Board by adding two new directors with significant expertise in healthcare and risk oversight

Ongoing Best Practices

BOARD COMMITTEES

- ✓ We have five Board committees – Academic Quality, Audit and Finance, Compensation, External Relations, and Nominating & Governance, each of which typically meets at least four times per year
- ✓ The Chair of each committee, in consultation with the committee members, determines the frequency and length of committee meetings
- ✓ Our Board and each of its committees are authorized to retain independent advisors at Adtalem's expense

DIRECTOR STOCK OWNERSHIP

- ✓ 60% of our non-employee directors' annual compensation (excluding fees for additional (*e.g.* chair) roles) is in the form of restricted stock units ("RSUs")
- ✓ Our non-employee directors are required to own shares worth at least three times their annual retainer

CONTINUOUS IMPROVEMENT

- ✓ New directors receive a tailored, two-day, live training introduction to Adtalem and its institutions from management
- ✓ Our directors are encouraged to participate in director-oriented training and board education programs
- ✓ The Board annually undergoes a self-assessment process to critically evaluate its performance at a committee and Board level

COMMUNICATION

- ✓ Our Board engages in open and frank discussions with each other and with senior management
- ✓ Our directors have access to all members of management

EXECUTIVE COMPENSATION HIGHLIGHTS

- Strong linkage of pay to individual, institutional, and financial performance
- Balanced compensation program aligning performance to interests of shareholders, students, and other stakeholders

Our Compensation Framework

2025 COMPENSATION SNAPSHOT

		Objective	Time Horizon	Performance Measures	Additional Explanation
Salary (cash)	**Base Salary**	Reflect experience, market competition and scope of responsibilities	Reviewed Annually	• Assessment of performance in prior year.	• Represents 6% and 33% (on average) of target Total Direct Compensation for Mr. Beard and other NEOs, respectively.
Annual Incentive (cash)	**Management Incentive Plan ("MIP")**	Reward achievement of short-term operational business priorities	1 year	• Revenue* • Adjusted earnings per share ("EPS")* • Individual performance modifier	• Represents 8% and 25% (on average) of target Total Direct Compensation for Mr. Beard and other NEOs respectively.
Long-Term Incentive (equity)	**RSUs**	Align interests of management and shareholders, and retain key talent	3 year ratable vest	• Stock price growth	• Represents 40% of NEO regular annual LTI granted in FY25.**
	Revenue Growth PSUs	Reward achievement of multi-year financial goals, align interests of management and shareholders, and retain key talent	3 year cliff vest	• Revenue Growth	• Represents 30% of NEO regular annual LTI granted in FY25.**
	Adjusted EBITDA Margin PSUs			• Adjusted EBITDA margin	• Represents 30% of NEO regular annual LTI granted in FY25.**

* The MIP payout for executive leadership of the institutions is based on revenue and adjusted operating income at such executive's institution(s).

** The total regular annual long-term incentive ("LTI") award consisting of both RSUs and Performance Share Units (PSUs) represents 86% of target Total Direct Compensation for Mr. Beard and 41% of target Total Direct Compensation for other NEOs (on average), respectively.

Table of Contents

Election of Directors

The Board has nominated each of Adtalem's ten incumbent directors and recommends their re-election, each for a term to expire at the 2026 Annual Meeting. All of the nominees have consented to serve as directors if elected at the Annual Meeting.

It is intended that all shares represented by proxy at the Annual Meeting will be voted for the election of each of Stephen W. Beard, William W. Burke, Donna J. Hrinak, Georgette Kiser, Liam Krehbiel, Michael W. Malafronte, Sharon L. O'Keefe, Kenneth J. Phelan, Betty Vandenbosch, and Lisa W. Wardell as directors unless otherwise specified in such proxy. A proxy cannot be voted for more than ten persons. If a nominee becomes unable to serve as a director, the proxy committee (appointed by the Board) will vote for the substitute nominee that the Board designates. The Board has no reason to believe that any of the nominees will become unavailable for election.

Each nominee for election as a director is listed below, along with a brief statement of his or her current or most recent principal occupation, business experience, and other information, including directorships in other public companies held as of the date of this Proxy Statement or within the previous five years. Under the heading "Reasons for Nomination," we describe briefly the particular experience, qualifications, attributes, or skills that led to the conclusion that these nominees should serve on the Board. As explained below under the heading "Director Nominating Process," the Nominating & Governance Committee evaluates the Board holistically to ensure it is constituted with a balance of competencies and professional experiences to promote effective governance.

APPROVAL BY SHAREHOLDERS

You have the option to vote **FOR, AGAINST** or **ABSTAIN** with respect to the election of each director nominee. The election of each of the ten nominees for director listed below requires the affirmative vote of a majority of the shares of Common Stock of Adtalem represented at the Annual Meeting. Adtalem maintains a majority voting standard for uncontested elections (when the number of nominees is the same as the number of directors to be elected), so for a nominee to be elected as a member of the Board, the nominee must receive the affirmative vote of a majority of the shares of Common Stock of Adtalem represented at the Annual Meeting. Abstentions, if any, will be counted as votes AGAINST each director nominee, and broker non-votes, if any, will not be counted as votes represented and entitled to vote and, therefore, will have no effect on the results of the vote for this proposal. See VOTING INFORMATION – Effect of Not Casting Your Vote. Shareholders may not cumulate their votes in the election of directors. If a nominee for re-election fails to receive the requisite majority vote when the election is uncontested, such director must promptly tender his or her resignation to Adtalem's Chairman or Adtalem's General Counsel and Corporate Secretary, subject to acceptance by the Board.

Unless otherwise indicated on the proxy, the shares will be voted **FOR** each of the nominees identified below.

 The Board of Directors recommends a vote **FOR** each of the nominees identified below.

BOARD COMPOSITION

Director Nominees



Age: 54
Director since: 2021
Chairman since 2024

Committees: none

Education:
- Bachelor's degree from the University of Illinois at Urbana-Champaign
- Juris Doctor degree from the Maurer School of Law at Indiana University

Stephen W. Beard

Chairman of the Board and CEO, Adtalem Global Education Inc.

Career Highlights

Mr. Beard was appointed Adtalem's President and CEO and a director on our Board in September 2021. Mr. Beard was elected Chairman of our Board in November 2024. As Adtalem's Chief Operating Officer (COO), he architected Adtalem's portfolio repositioning while delivering strong operational performance across both healthcare education and financial services segments.

Prior to taking on the responsibility of COO in 2019 and responsibility for the former Financial Services vertical in 2020, Mr. Beard served as Senior Vice President, General Counsel and Corporate Secretary in 2018.

Before joining Adtalem, Mr. Beard served as executive vice president and chief administrative officer at Heidrick & Struggles International, Inc. (NASDAQ: HSII), where he led the firm's expansion into organizational consulting and culture shaping.

His earlier career included corporate and securities law practice at Schiff Hardin, LLP in Chicago, specializing in mergers and acquisitions and corporate governance for regulated industries. He began his legal career as a law clerk for the Honorable Frank Sullivan, Jr. (ret.), associate justice of the Indiana Supreme Court.

Mr. Beard has been active in a variety of community and civic matters and currently serves on the board of the venture philanthropy fund, A Better Chicago.

Reasons for Nomination

Mr. Beard's experience as our CEO and his prior service as Adtalem's COO and General Counsel give him deep knowledge of Adtalem's operations and strategy. Mr. Beard's experience in refining Adtalem's portfolio strategy, executing the DeVry University, Carrington College and Adtalem Brazil divestitures, and spearheading the acquisition of Walden University, coupled with his success in leading the Financial Services segment prior to its divestiture, have played an integral role in positioning Adtalem for long-term growth.



Age: 66
Director since: 2017

Committees:
- Audit and Finance (Chair)
- Compensation

Education:
- Bachelor's degree in Finance from the University of Texas at Austin
- MBA from the Wharton School of the University of Pennsylvania

William W. Burke   ✔ **Independent**

Former President, Austin Highlands Advisors, LLC

Career Highlights

Mr. Burke has been a director of Adtalem since January 2017. He served as our Lead Independent Director from July 2019 through November 2022. From November 2015 to June 2024, Mr. Burke served as President of Austin Highlands Advisors, LLC, a provider of corporate advisory services. He served as Executive Vice President & Chief Financial Officer of IDEV Technologies, a peripheral vascular devices company, from November 2009 until the company was acquired by Abbott Laboratories in August 2013. From August 2004 to December 2007, he served as Executive Vice President & Chief Financial Officer of ReAble Therapeutics, a diversified orthopedic device company which was sold to The Blackstone Group in a going private transaction in 2006 and subsequently merged with DJO Incorporated in November 2007. Mr. Burke remained with ReAble Therapeutics until June 2008. From 2001 to 2004, he served as Chief Financial Officer of Cholestech Corporation, a medical diagnostic products company.

Board Service

Mr. Burke has served on numerous public and private company boards including serving as a board chairman and a lead independent director. He has served on the board of Tactile Systems Technology, Inc. (NASDAQ: TCMD) since 2015 and currently serves as Chairman of the Board and as a member of its nominating and governance committee. Since 2022, he has served on the board of directors of Ceribell Inc., (NASDAQ: CBLL), a medical technology company. Mr. Burke also currently chairs Ceribell's audit committee and serves on the nominating and governance committee. In 2024, he joined the board of Nalu Medical, Inc., a privately-held, medical technology company. He previously served on the board of Invuity, Inc. (acquired by Stryker Corp. in 2018), LDR Holding Corporation (acquired by Zimmer Biomet in 2016), and Medical Action Industries (acquired by Owens & Minor in 2014).

Reasons for Nomination

Mr. Burke has significant experience as a senior executive and as a board member of multiple public companies, including growth-oriented healthcare technology companies. His extensive understanding of culture, financing, and operating strategy enhances the Board's corporate governance and strategy capabilities.



Age: 74
Director since: 2018

Committees:
- External Relations (Chair)
- Audit & Finance
- Nominating & Governance

Education:
- Bachelor's degree in Multidisciplinary Social Science from Michigan State University
- Attended The George Washington University and the University of Notre Dame School of Law

Donna J. Hrinak   ✔ **Independent**

Retired Senior Vice President, Corporate Affairs, Royal Caribbean Group

Career Highlights

Ms. Hrinak has been a director of Adtalem since October 2018. Ms. Hrinak served as Senior Vice President, Corporate Affairs, Royal Caribbean Group from 2020 through 2023. Previously she served as President of Boeing Latin America (2011-2020) where she opened Boeing's first three offices in the region and oversaw all aspects of operations, from commercial and defense product sales to research and technology. Prior to Boeing, she served as Vice President Global Public Policy and Governmental Affairs/Vice President for Public Policy at PepsiCo (2008-2011) and also held a role at Kraft Foods (2006-2008), where she managed the Latin American and European Corporate Affairs teams. Prior to that, she served as a Senior Counselor for Trade and Competition at the law firm of Steel Hector & Davis and held a role with the strategic advisory firm of Kissinger McLarty Associates.

Before entering the private sector, Ms. Hrinak was a career officer in the U.S. Foreign Service, and served as U.S. Ambassador to Brazil, Venezuela, Bolivia, and the Dominican Republic, as well as Deputy Assistant Secretary in the State Department.

Reasons for Nomination

Ms. Hrinak's extensive experience at a senior level in both the public and private sectors overseeing complex multi-cultural organizations and regulatory policy brings insight to the Board directly applicable to Adtalem's regulatory environment and the international operations of its institutions.



Age: 57
Director since: 2018

Committees:
- Academic Quality (Chair)
- Nominating & Governance

Education:
- Bachelor's degree in Mathematics with a concentration in Computer Science from the University of Maryland
- M.S. in Mathematics from Villanova University
- MBA from the University of Baltimore

Georgette Kiser   ✔ Independent

Former Managing Director and CIO, The Carlyle Group

Career Highlights

Ms. Kiser has been a director of Adtalem since May 2018. Ms. Kiser is an operating executive/independent advisor who helps lead due diligence and technical strategies across various private equity and venture capital firms. Previously, she was managing director and chief information officer (CIO) at The Carlyle Group, responsible for leading the firm's global technology and solutions organization and driving IT strategies. Prior to her role at The Carlyle Group, she was in various executive roles at T. Rowe Price from 1996 to 2015, including Vice President and Head of Enterprise Solutions and Capabilities. She was a consultant and Software Engineer at Martin Marietta Management Data Systems from 1993 to 1995, and a Software Design Engineer in the Aerospace Division of the General Electric Company from 1989 to 1993.

Board Service

Since 2019, Ms. Kiser has served on the boards of Aflac Incorporated (NYSE: AFL), a leading supplemental insurer, and Jacobs Solutions, Inc. (NYSE: JEC), a leading global professional services company. She serves on the audit and risk committee and compensation committee for Aflac, and the compensation committee and nominating and corporate governance committee for Jacobs. She served on the board of NCR Corporation (NYSE: NCR), an American software, professional services, consulting and tech company from 2019 through 2024.

Reasons for Nomination

Ms. Kiser's experience in information technology at the senior leadership level in organizations with an international reach brings expertise to Adtalem which enhances both the Board's oversight of its business as well as Adtalem's internal technology matters.



Age: 49
Director since: 2022

Committees:
- Compensation
- External Relations

Education:
- Bachelor of Arts degree from Dartmouth College
- Master of Business Administration degree with a major in business administration and a double concentration in finance and marketing from Northwestern University's Kellogg School of Management

Liam Krehbiel   ✔ Independent

Chief Executive Officer and Founder, Topography Hospitality, LLC

Career Highlights

Mr. Krehbiel has been a director of Adtalem since June 2022. In 2021, Mr. Krehbiel founded Topography Hospitality, LLC, and has served as its Chief Executive Officer since then. He is also the co-owner of Ballyfin Demesne, a luxury hotel in Ireland, which opened in 2011. In 2010, Mr. Krehbiel founded A Better Chicago, a nonprofit venture philanthropy fund, and served as its CEO until 2019. A Better Chicago invests in the most promising nonprofits helping children escape poverty. From 2007 to 2010, Mr. Krehbiel was a management consultant at Bain and Company. Prior to joining Bain, Mr. Krehbiel worked with the Edna McConnell Clark Foundation in New York.

Board Service

Mr. Krehbiel is a director of A Better Chicago and One Future Illinois.

Reasons for Nomination

Mr. Krehbiel's commitment to improving education for low-income communities closely aligns with Adtalem's mission of expanding access to education. Mr. Krehbiel has spent most of his career as a venture philanthropist dramatically improving educational opportunities for low-income students by funding and scaling the most effective schools and programs in the Chicago area. This experience adds depth and insight as Adtalem continues to focus on serving its students and employers in the growing healthcare education industry.



Age: 51
Director since: 2016
Lead Independent Director since November 2024

Committees:
- Compensation (Chair)
- Academic Quality

Education:
- Bachelor's degree in Finance from Babson College

Michael W. Malafronte ✓ Independent

Lead Independent Director, Adtalem Global Education Inc.

Senior Advisor, Derby Copeland Capital
Former Managing Partner, International Value Advisers and President of IVA Funds

Career Highlights

Mr. Malafronte has been a director of Adtalem since June 2016 and was appointed our Lead Independent Director upon Mr. Beard's election as Chairman in November 2024. Mr. Malafronte has served as a Senior Advisor to Derby Copeland Capital since September 2022. Derby Copeland is a private equity firm that specializes in opportunistic real estate-related debt finance and equity investment. Mr. Malafronte is a Founding Partner of International Value Advisers, LLC ("IVA") and served as Managing Partner for 13 years until December 2020. He was responsible for overseeing all aspects of IVA, including company strategy and managing resources. He also served as President of IVA Funds. Prior to founding IVA in 2007, Mr. Malafronte was a Senior Vice President at Arnhold & S. Bleichroeder Advisers, LLC where he worked for two years as a senior analyst for the First Eagle Funds, owned by Arnhold & S. Bleichroeder Advisers, LLC. There he worked under Charles de Vaulx and Jean-Marie Eveillard within the Global Value Group for the value funds, including the First Eagle Overseas, Global, U.S. Value Funds as well as the offshore funds, inclusive of the Sofire Fund Ltd. Similarly, he was responsible for covering the oil and gas, media, real estate, financial services, and retail industries on a global basis, as well as companies within the United Kingdom, Germany, and Japan. Moreover, Mr. Malafronte was responsible for covering the larger names within the portfolio such as Pargesa Holdings, ConocoPhillips, Petroleo Brasileiro, SK Corp., News Corp., Dow Jones, and Comcast.

Prior to the First Eagle Funds, Mr. Malafronte worked for nine years as a Portfolio Manager at Oppenheimer & Close, a dually-registered broker dealer and investment adviser; an adviser on three domestic hedge funds, one offshore partnership and a registered investment adviser and broker dealer. While at Oppenheimer & Close, Mr. Malafronte assisted in the launch of a domestic hedge fund in 1996 and an offshore partnership in 1998. Mr. Malafronte was responsible for all facets of portfolio management for the investment partnerships, including idea generation, in-depth research, and stock selection. In addition, he was also responsible for hiring and training both operations staff and research analysts.

Board Service

Mr. Malafronte has previously served on the boards of two publicly traded companies: Bresler & Reiner Inc. (2002-2008) and Century Realty Trust (2005-2006).

Reasons for Nomination

Mr. Malafronte's experience as a financial analyst covering institutions globally, and as a founder of a global investment firm, provides the Board with a firm understanding of Adtalem's shareholders' perspective and deeply informs Adtalem's financial planning.



Age: 73
Director since: 2020

Committees:
- Nominating & Governance (Chair)
- Compensation

Education:
- Bachelor's degree in Nursing from Northern Illinois University
- M.S. degree in Nursing from Loyola University of Chicago

Sharon L. O'Keefe   ✔ Independent

Retired President, University of Chicago Medical Center

Career Highlights

Ms. O'Keefe served as the President of the University of Chicago Medical Center from February 2011 through July 2020. From April 2009 through February 2011, Ms. O'Keefe served as President of Loyola University Medical Center. Prior to her role at Loyola, she served from July 2002 to April 2009 as Chief Operating Officer for Barnes Jewish Hospital, a member of BJC Healthcare, St. Louis. In addition, Ms. O'Keefe has served in a variety of senior management roles at The Johns Hopkins Hospital, Montefiore Medical Center, University of Maryland Medical System, and Beth Israel Deaconess Medical Center in Boston, a teaching affiliate of Harvard Medical School. She has also served as a healthcare consultant with Ernst & Young. In addition, Ms. O'Keefe has served on the National Institutes of Health Advisory Board for Clinical Research, the Finance Committee of the National Institutes of Health Advisory Board, the Board of Trustees of the Illinois Hospital Association, and an Examiner for the Malcolm Baldrige National Quality Award.

Board Service

Since March 2022, Ms. O'Keefe has served on the board of directors of Conva Tec Group PLC, a global medical products and technologies company focused on therapies for the management of chronic conditions. From July 2022 to May 2023, Ms. O'Keefe served on the board of directors of Apollo Endosurgery, a medical technology company focused on development of minimally invasive devices for advanced endoscopy therapies. From 2012 until February 2022, Ms. O'Keefe served on the board of directors of Vocera Communications Inc., a provider of communication and clinical workforce solutions, where she was a member of the compensation committee. Ms. O'Keefe previously served on the board of Aviv Reit Inc. from 2013 to 2015.

Reasons for Nomination

Ms. O'Keefe's prior leadership roles at numerous medical centers including the University of Chicago Medical Center and Loyola University of Chicago Medical Center and as a board member of other public companies provide the Board with insights into how Adtalem can best serve the needs of our employer partners and drive superior student outcomes for our healthcare and medical students and graduates.

Age: 66
Director since: 2020

Committees:
- Audit and Finance
- External Relations

Education:
- Bachelor's degree in Business Administration and Finance from Old Dominion University
- M.S. in Economics from Trinity College, Dublin
- J.D. from Villanova University

Kenneth J. Phelan   ✔ Independent

Senior Advisor, Oliver Wyman Inc.

Career Highlights

Mr. Phelan has been a Senior Advisor at Oliver Wyman Inc., a global management consulting firm, since 2019. Prior to that he served as the first Chief Risk Officer for the U.S. Department of the Treasury ("Treasury") from 2014 to 2019. As Chief Risk Officer of the Treasury, he was responsible for establishing and building the Treasury's Office of Risk Management to provide senior Treasury and other administration officials with analysis of key risks including credit, market, liquidity, operational, governance, and reputational risk. From 2018 to 2019, Mr. Phelan also served as Acting Director for the Office of Financial Research, an independent bureau within the Treasury charged with supporting the Financial Stability Oversight Council and conducting research about systemic risk. Prior to joining the Treasury, Mr. Phelan served as the chief risk officer for RBS America from 2011 to 2014, as chief risk officer for Fannie Mae from 2009 to 2011, and as chief risk officer for Wachovia Corporation from 2008 to 2009. Earlier in his career, Mr. Phelan held a variety of senior risk roles at JPMorgan Chase, UBS, and Credit Suisse.

Board Service

Since 2019 Mr. Phelan has served as a director of Huntington Bancshares, Inc. (NASDAQ. HBAN), a regional bank holding company whose primary subsidiary is The Huntington National Bank. Mr. Phelan is the Chair of Huntington's risk committee and serves on its human resources and compensation committee.

Reasons for Nomination

Mr. Phelan possesses broad risk oversight expertise and risk management experience. His knowledge and experience strengthen the Board's governance and risk oversight.



Age: 69
Director since: 2024

Committees:
- Academic Quality

Education:
- Bachelor of Science degree in Computer Science
- Master of Business Administration degree from Western University
- PhD in Management Information Systems from the Ivey Business School at Western University

Betty Vandenbosch

✔ **Independent**

Former Senior Advisor, Coursera, Inc.

Career Highlights

Dr. Vandenbosch has been a director of Adtalem since January 2024. She served as the Senior Advisor to the Chief Executive Officer of Coursera, Inc., an online university course provider and facilitator, from 2022 to 2023. Dr. Vandenbosch joined Coursera in 2020 and served as a Senior Vice President and Chief Content Officer from 2020 to 2022. Prior to Coursera, Dr. Vandenbosch was the Chancellor of Purdue University Global from 2018 to 2020, where she oversaw academics for nearly 30,000 students, most of whom earned their degrees online. From 2008 to 2018, Dr. Vandenbosch held several roles of increasing responsibility at Kaplan University, including Provost from 2013-2014, and President from 2015 through 2018. From 1993 through 2008, Dr. Vandenbosch served in a variety of roles at Case Western University, including Associate Dean of Executive Education Programs and Associate Dean of External Relations.

Reasons for Nomination

Dr. Vandenbosch brings nearly thirty years of corporate and academic leadership, research and teaching experience to the Board. She is a leading expert on bringing successful degree and nondegree programs to market with a strong perspective on marketing data and analytics to drive growth, student success, and positive completion outcomes.



Age: 56
Director since: 2008

Committees:
- External Relations

Education:
- Bachelor's degree from Vassar College
- Law degree from Stanford Law School
- MBA in Finance and Entrepreneurial Management from the Wharton School of Business at the University of Pennsylvania

Lisa W. Wardell

Former Chairman of the Board, Adtalem Global Education

Career Highlights

Ms. Wardell has been a director of Adtalem since November 2008. She is a business executive with more than 25 years of experience managing business strategy, operations, finance, and mergers and acquisitions, while driving shareholder value, stakeholder engagement, and company mission. After a successful three-year run as Adtalem's president and CEO (2016-2019) she transitioned to CEO and Chairman (2019-2021) and Executive Chairman (2021-2022). Through her commitment to high performance and positive social impact, Ms. Wardell's leadership has resulted in superior outcomes for Adtalem's students and significant value creation for shareholders and positioned the company for long-term growth. Ms. Wardell has also led the higher education sector in implementing new standards in transparency and financial literacy, and in cultivating quality partnerships to fill critical global healthcare workforce needs.

Prior to Adtalem, Ms. Wardell was executive vice president and chief operating officer for The RLJ Companies. During her tenure at RLJ, Ms. Wardell managed acquisitions and executed the formation of RML Automotive, a dealership network spanning seven states with over $1.5 billion in annual revenues. She also worked extensively in the media, entertainment, sports, gaming, and hotel industries, which included assisting with the founding and managing of Our Stories Films Studio and managing the now Charlotte Hornets (previously Charlotte Bobcats). Ms. Wardell also served on the board of the NBAPA, Inc., the for-profit portion of the NBA Players Association, from 2018 to 2021. Prior to joining The RLJ Companies, Ms. Wardell was a principal at Katalyst Venture Partners, a private equity firm that invested in start-up technology companies, and a senior consultant at Accenture in the organization's communication and technology practice.

Ms. Wardell has been featured on CNBC and Cheddar as well as in The Wall Street Journal, Washington Post, Business Insider, Black Enterprise, and other publications.

Board Service

Ms. Wardell has served on the board of American Express Company (NYSE:AXP) since 2021, where she is a member of the audit and compliance and risk committees. She served on the board of Lowe's Companies, Inc. (NYSE:LOW) from March 2018 to March 2021 and GIII Apparel Group, Ltd. (NASDAQ:GIII) from March 2022 to June 2023. She is a member of The Business Council, and Co-Chair of the Alvin Ailey DC Foundation., Ms. Wardell also is a member of the board of the Economic Club of Chicago, the Executive Leadership Council, and the Fortune CEO Initiative.

Reasons for Nomination

Ms. Wardell's prior roles as CEO and Executive Chairman give her deep knowledge of Adtalem's academic and business operations and strategy and enhances the Board's operations. Additionally, her experience as a senior business executive in private equity, operations, and strategy and financial analysis, including mergers and acquisitions, gives her important perspectives on the issues that come before the Board, including business, strategic, financial, and regulatory matters.

DIRECTOR NOMINATING PROCESS

The Nominating & Governance Committee is responsible for making recommendations of nominees for directors to the Board. The Nominating & Governance Committee's goal is to put before our shareholders candidates who, with the incumbent directors, will constitute a board that will provide effective oversight for Adtalem's growing, complex, and global educational operations and reflect the broad spectrum of students that Adtalem serves. The Nominating & Governance Committee seeks a broad cross-section of thought, competencies, experience, and other criteria in candidates. To this end, Adtalem's Governance Principles provide that nominees are to be selected on the basis of, among other things, knowledge, experience, skills, expertise, personal and professional integrity, business judgment, time availability in light of other commitments, absence of conflicts of interest, and such other relevant factors that the Nominating & Governance Committee considers appropriate in the context of the interests of Adtalem, its Board, and its shareholders.

BOARD SUCCESSION PLANNING

We are committed to ensuring that our Board represents the right balance of experience, tenure, and independence. Additionally, our Governance Principles provide that a director is required to retire from our Board when he or she reaches the age of 75, although on the recommendation of the Nominating & Governance Committee, our Board may waive this requirement if it determines that a waiver is in the best interests of Adtalem. Our Nominating & Governance Committee has led the gradual transformation of our Board, with four of our eight independent director nominees joining the Board since 2020.

When considering nominees, the Nominating & Governance Committee intends that the Board as a whole and individual members possess at least two of the following criteria or areas of expertise:

- Leadership
- Strategic vision
- Business judgment
- Management
- Experience as a CEO or similar function
- Experience as a CFO or accounting and finance expertise
- Industry knowledge
- Healthcare, medical, and related education and services
- Education sector and accreditation
- Cybersecurity
- Mergers, acquisitions, joint ventures, and strategic alliances
- Public policy, particularly in higher education
- Regulatory
- Human capital management and/or compensation
- Global markets and international experience
- Corporate governance

BOARD REFRESHMENT

7 New Directors
2020   2021   2022 2024

5 Retirements
2020 2021 2022 2023 2024

ANNUAL PROCESS FOR NOMINATION

1 Identify Candidates
- Directors
- Management
- Shareholders
- Independent Search Firm

2 Nominating & Governance Committee Review
- Review qualifications
- Examine Board composition and balance
- Review independence and potential conflicts
- Meet with potential nominees

3 Recommend Slate

4 Full Board Review and Nomination

5 Shareholder Review and Election

Proposal No. 1 Election of Directors

The Nominating & Governance Committee implements this annual nomination process by evaluating each prospective director nominee as well as each incumbent director on the criteria described above both independently, and in the context of the composition of the full Board, to determine whether he or she should be nominated to stand for election or re-election. In screening director nominees, the Nominating & Governance Committee conducts a careful review of potential conflicts of interest, including interlocking directorships and substantial business, civic, and social relationships with other members of the Board that could impair the prospective nominee's ability to act independently.

Identification and Consideration of New Nominees

The Nominating & Governance Committee has retained the services of Spencer Stuart, an international executive search firm, to help identify and determine which to recommend to the Board. For each vacancy, the Nominating & Governance Committee develops a specific set of ideal criteria for the vacant director position. The Nominating & Governance Committee evaluates director candidates that it has identified and any identified by shareholders on an equal basis using these criteria and the general considerations identified above.

Shareholder Nominations; Proxy Solicitation by Shareholders

The Nominating & Governance Committee will not only consider nominees that it identifies, but will consider nominees submitted by shareholders in accordance with the advance notice process for shareholder nominations identified in the By-Laws. In order to be considered under this process, all shareholder nominees must be submitted in writing to the attention of Adtalem's General Counsel and Corporate Secretary, 233 South Wacker Drive, Suite 800, Chicago, IL 60606, not less than 120 days nor more than 150 days prior to the anniversary of the immediately preceding annual meeting of shareholders. As a result, in order to be considered as a nominee at our 2026 annual meeting, a shareholder nomination must be submitted by 5:00 pm Central Daylight Time no later than July 15, 2026 and no earlier than June 15, 2026. Such shareholder's notice shall be signed by the shareholder of record who intends to make the nomination (or his duly authorized proxy) and shall also include, among other things, the following information:

- the name and address, as they appear on Adtalem's books, of such shareholder and the beneficial owner or owners, if any, on whose behalf the nomination is made;
- the number of shares of Adtalem's Common Stock which are beneficially owned by such shareholder or beneficial owner or owners;
- a representation that such shareholder is a holder of record entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to make the nomination;
- the name, age, business address and residence address of the person or persons to be nominated;
- a description of all arrangements or understandings between such shareholder or beneficial owner or owners and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination is to be made by such shareholder;
- such other information regarding each nominee proposed by such shareholder as would be required to be disclosed in solicitations of proxies for elections of directors, or would otherwise be required to be disclosed, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including any information that would be required to be included in a proxy statement filed pursuant to Regulation 14A had the nominee been nominated by the Board; and
- the written consent of each nominee to be named in a proxy statement and to serve as a director if so elected.

In addition, any shareholder who intends to solicit proxies in support of director nominees other than our nominees at the 2026 Annual Meeting of Shareholders, in order to comply with the SEC's universal proxy rules, must provide notice of such intention no later than July 15, 2026 and no earlier than June 15, 2026 to our General Counsel and Corporate Secretary (at the same address previously set forth) and provide all other information required by Exchange Act Rule 14a-19. No director nominations were proposed for the 2025 Annual Meeting by any shareholder.

In addition to candidates submitted through the advance notice By-Law process for shareholder nominations described above, shareholders may also request that a director nominee be included in Adtalem's proxy materials in accordance with the proxy access provision in the By-Laws. Any shareholder or group of up to 20 shareholders holding both investment and voting rights to at least 3% of Adtalem's outstanding Common Stock continuously for at least three years may nominate the greater of (i) two or (ii) 20% of the Adtalem directors to be elected at an annual meeting of shareholders. Such requests must be received not less than 120 days and no more than 150 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. As a result, any notice given by or on behalf of a shareholder pursuant to these provisions of the By-Laws must be received no earlier than June 15, 2026 and no later than July 15, 2026. However, if we hold our 2026 Annual Meeting of Shareholders more than 30 days from the first anniversary of this year's Annual Meeting, then in order for notice by the shareholder to be timely, such notice must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first.

In addition to candidates submitted through the By-Laws process for shareholder nominations, shareholders may also recommend candidates by following the procedures set forth below under the caption "Communications with Directors."

Director Independence

The Board annually reviews the continuing independence of Adtalem's non-employee directors under applicable laws and rules of the New York Stock Exchange ("NYSE"). The Board, excluding any director who is the subject of an evaluation, reviews and evaluates director transactions or relationships with Adtalem, including the results of any investigation, and makes a determination with respect to whether a conflict or violation exists or will exist or whether a director's independence is or would be impaired.

The Board has considered whether each director has any material relationship with Adtalem (either directly or as a partner, shareholder, or officer of an organization that has a relationship with Adtalem) and has otherwise complied with the requirements for independence under the applicable listing standards of the NYSE.

As a result of this review, the Board affirmatively determined that, with the exception of Mr. Beard and Ms. Wardell, all of Adtalem's current directors, and all director nominees, are "independent" of Adtalem and its management within the meaning of the applicable NYSE rules. Mr. Beard is considered an inside director because of his employment as Chairman and CEO of Adtalem. Ms. Wardell is considered an inside director because of her previous employment as Chairman and CEO of Adtalem.

BOARD STRUCTURE AND OPERATIONS

Summary of Board and Committee Structure

Adtalem's Board held five meetings during FY25, consisting of four regular meetings and one special meeting. Currently, the Board has five standing committees: Academic Quality, Audit and Finance, Compensation, External Relations, and Nominating & Governance. The following tables include, for each standing committee, , the committee chair, a list of members, key responsibilities, and the number of meetings held during FY25. Current copies of the charters of each of these committees, a current copy of Adtalem's Governance Principles, and a current copy of Adtalem's Code of Conduct and Ethics can be found on Adtalem's website, www.adtalem.com, and are also available in print to any shareholder upon request from Adtalem's General Counsel and Corporate Secretary, 233 South Wacker Drive, Suite 800, Chicago, IL 60606. The Board has determined that each of the members of the Audit and Finance, Compensation, and Nominating & Governance committees is independent within the meaning of applicable laws and NYSE listing standards in effect at the time of determination. The standing Audit and Finance Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act, the rules and regulations of the Securities and Exchange Commission ("SEC"), and the listing standards of the NYSE.

Academic Quality Committee

Members	Key Responsibilities
 **Georgette Kiser** (Chair) **Members:** Michael Malafronte Betty Vandenbosch	• Supports improvement in academic quality and assures that the academic perspective is heard and represented at the highest policy-setting level and incorporated in all of Adtalem's activities and operations • Reviews the academic programs, policies, and practices of Adtalem's institutions • Evaluates the academic quality and assessment process and evaluates curriculum and programs • Provides oversight of management's strategy for leveraging education technology to enhance student engagement and academic achievement • Provides oversight regarding the effectiveness of technology implementation in driving student success
	Meetings in FY25: 4

Audit and Finance Committee

Members	Key Responsibilities
 **William W. Burke** (Chair) **Members:** Donna J. Hrinak Kenneth J. Phelan	• Monitors Adtalem's financial reporting processes, including its internal control systems and the scope, approach, and results of audits • Selects and evaluates Adtalem's independent registered public accounting firm • Reviews and recommends to the Board Adtalem's financing policies and actions related to investment, capital structure, and financing strategies • Provides oversight of Adtalem's policies and processes established by management to identify, assess, monitor, manage, and control technology, cyber, information, and other risks • Reviews and approves any potential related party transactions The Board has determined that Mr. Burke is an audit committee financial expert, as defined by SEC rules.
	Meetings in FY25: 8 **Report:** Page 33

Compensation Committee

Members	Key Responsibilities



Michael W. Malafronte
(Chair)

Members:
William W. Burke
Liam Krehbiel
Sharon O'Keefe

Key Responsibilities

- Oversees all compensation practices and reviews eligibility criteria and award guidelines for Adtalem's compensation program
- Selects the committee's independent consultants and advisers
- Reviews and approves, following discussions with the other independent members of the Board, CEO annual goals and objectives
- Evaluates the CEO's performance against established annual goals and objectives
- Recommends CEO compensation to the other independent members of the Board for approval
- Reviews recommendations made by the CEO and approves compensation for other executive officers, including base salary, annual incentive, and equity compensation
- Reviews and approves the total pay-out of short- and long-term incentive pools, including annual grants of equity awards
- Reviews and recommends to the Board compensation paid to non-employee directors
- Oversees and conducts planning for CEO succession and potential related risks

Meetings in FY25: 4

Report: Page 63

External Relations Committee



Donna Hrinak
(Chair)

Members:
Liam Krehbiel
Kenneth J. Phelan
Lisa Wardell

Key Responsibilities

- Provides awareness and oversight of Adtalem's external relations strategy, policy, and practices
- Monitors, analyzes, and effectively oversees legislative and regulatory policy trends, issues, and risks
- Develops recommendations to the Board regarding formulating and adopting policies, programs, and communications strategy related to legislative, regulatory, and reputational risk
- Oversees risks and exposures related to higher education public policy, as well as compliance with laws and regulations applicable to Adtalem
- Provides oversight regarding significant public policy issues including environmental, social, health and safety, and public and community affairs
- Reviews Adtalem's impact strategy

Meetings in FY25: 4

Nominating & Governance Committee



Sharon O'Keefe
(Chair)

Members:
Donna Hrinak
Georgette Kiser

Key Responsibilities

- Reviews Board and committee structures and leads the Board self-evaluation process
- Assesses Board needs and periodically conducts director searches and recruiting to ensure appropriate Board composition
- Recommends candidates for nomination as directors to the Board
- Oversees and conducts planning for director succession
- Recommends governance policies and procedures

Meetings in FY25: 4

Board Leadership Structure

Our Governance Principles reflect the Board's belief that it should have the latitude to select the Chairman of the Board and the CEO in the way that the Board deems in the best interest of Adtalem and its shareholders. To ensure continued Board independence, the Board has adopted a policy that, in the event the Chairman of the Board and CEO roles are combined, or the Chairman of the Board is not otherwise independent, the Board shall appoint a Lead Independent Director. In November 2024, the Board elected Mr. Beard, who has served as our president and Chief Executive Officer and on our Board since September 2021, as our Chairman. In accordance with our Governance Principles, the Board concurrently appointed Mr. Michael Malafronte to serve as our Lead Independent Director. In evaluating the Board's leadership structure, the Board considered the relevant merits of combining the roles of Chairman of the Board and Chief Executive Officer and appointing a strong Lead Independent Director, compared with keeping the roles of Chairman of the Board and CEO separate. The Board concluded that Mr. Beard was the person best suited to serve as Chairman of the Board at this time, as he continues to lead Adtalem to unprecedented growth and impact as a leader in healthcare education and workforce development. In addition, the Board reaffirmed its commitment to independent Board leadership by appointing Mr. Malafronte as our Lead Independent Director, after his service as Chairman of the Board from November 2022 to November 2024.

Our Board believes that the existing structure, with Mr. Beard as Chairman and Mr. Malafronte as Lead Independent Director, continues to be the most effective leadership structure at this time. The Company benefits from an executive Chairman with deep experience in the healthcare education industry and knowledge of the Company's emerging risks and issues that derives from close coordination with the management team. The combined CEO and Chairman role allows the Company to communicate its strategy to employees, students, regulators, shareholders, and other stakeholders in a single voice. The Company likewise benefits from a Lead Independent Director with deep experience as an investor and shareholder who communicates regularly with the Chairman, other members of the Company's management team, and the other independent directors. We believe that the joint efforts and coordination between our Chairman and Lead Independent Director exemplify effective Board leadership and fulfillment of the Board's oversight responsibilities.

During FY25, the Board met in executive session without employee directors or other employees present at each regular Board meeting. Mr. Malafronte, as Adtalem's Lead Independent Director, presided over these sessions.

Our Governance Principles provide that when we have a Lead Independent Director, he or she:

- sets the agenda for, calls meeting of and leads executive sessions of the independent directors and reports to the Executive Chairman of the Board, as appropriate, concerning such meetings;
- acts as a liaison between the Executive Chairman of the Board and the independent directors;
- advises the Executive Chairman of the Board as to the quality, quantity, and timeliness of the flow of information from management that is necessary for the independent directors to perform their duties effectively and responsibly;
- when appropriate, makes recommendations to the Executive Chairman of the Board about calling full meetings of the Board;
- serves as a resource to consult with the Executive Chairman of the Board and other Board members on corporate governance practices and policies and assumes the primary leadership role in addressing issues of this nature if, under the circumstances, it is inappropriate for the Executive Chairman of the Board to assume such leadership; and
- performs such other duties as requested by the Board or Nominating & Governance Committee and as set forth in the Governance Principles.

Director Attendance

During FY25, our Board met five times. Each of Adtalem's directors attended at least 75% of the meetings of the Board and Board committees on which they served that occurred during their respective time of service on the Board in FY25.

All of our directors who were directors at the time participated in the 2024 Annual Meeting of Shareholders, held virtually in November 2024. Our Board encourages all of its members to attend the Annual Meeting but understands there may be situations that prevent such attendance.

Director Continuing Education

Members of the Board are encouraged to participate in continuing education and enrichment classes and seminars. During FY25, the following directors attended the following classes and seminars: (i) Dr. Vandenbosch attended the Director's Consortium at Stanford University's Graduate School of Business; and (ii) Mr. Burke attended PwC's Annual Corporate Directors Exchange. We also offer all of our directors a membership in NACD, an association for corporate board directors.

Board Self-Evaluation

Each year our Board undertakes a self-evaluation process to critically evaluate its performance and effectiveness. Each Board member also assesses the performance and contributions of all of their fellow Board members. Additionally, each committee conducts a self-evaluation to monitor its performance and effectiveness. The process is coordinated by the Board Chairman and the chair of the Nominating & Governance Committee. In FY25, the Board conducted the evaluation process with the assistance of Adtalem's Legal Department. Board and committee members are asked to provide commentary about a variety of topics, including the following: overall Board performance, including strategy, challenges, and opportunities; Board and committee meeting logistics and materials; Board and committee culture; and human capital and succession planning. The results of the Board and evaluations were aggregated by Adtalem's Legal Department and discussed at the Board's Strategy Meeting in May 2025 and committee meetings in June 2025. The results of the peer evaluations are reviewed with the individual Board members by the Chairman.

Board Succession and Effectiveness

In FY25, our Board engaged Spencer Stuart, an international executive search and leadership advisory firm to work with our Board members and key management to support and enhance Adtalem's work on board effectiveness and board succession. During FY23, our Board conducted a Board Composition Analysis ("Analysis"), part of which benchmarked Adtalem against a seven-company peer group, the overall S&P 500, and two companies identified as governance leaders. Adtalem was benchmarked against this group on financial performance, board demographics, committee structure, and board skills and competencies. The Analysis focused on the strategy-driven director criteria to inform future director recruitment. It reflected core experiences and expertise that would be additive to the Adtalem Board based on Company strategy. The Analysis provided the Board with a recruiting priority roadmap.

KEY BOARD RESPONSIBILITIES

Strategic Oversight

The Board actively reviews and provides oversight on Adtalem's long-term strategy and annual operating plan. In 2024, our Board held an inaugural two-day offsite strategy retreat to conduct a deep analysis of Adtalem's strategy, including goals, a timeline, and execution plans. These sessions provide a dedicated forum for an open exchange of ideas and viewpoints on Adtalem's strategic direction and an opportunity to identify new opportunities and risks as management executes upon the Company's strategy. The Board held its second annual two-day offsite strategy retreat in May 2025, covering topics including technology in health systems; disruptive technology in higher education; artificial intelligence in healthcare; healthcare talent; and healthcare and education market dynamics. Management reports its progress in executing on Adtalem's strategies and operating plan throughout the year. In addition, throughout the year, segment leadership report to the Board regarding individual segment strategies and operating plans. The full Board has primary responsibility to review and provide oversight to management on our impact strategy, with support from our Audit and Finance, Compensation, External Relations, and Nominating & Governance Committees, each of which provides oversight for relevant areas such as risk, and talent strategies.

Risk Oversight

Adtalem's full Board is responsible for assessing major risks facing Adtalem and overseeing management's plans and actions directed toward the mitigation and/or elimination of such risk. The Board has assigned specific elements of the oversight of risk management of Adtalem to committees of the Board, as summarized below. Each committee meets periodically with members of management and, in some cases, with outside advisors regarding the matters described below and, in turn, reports to the full Board at least during each regular meeting regarding any findings.

Managing current and emerging business risks, from regulatory and market risks to global risks, is an important component of our governance and oversight system. Management undertakes a regular review of a broad set of risks across Adtalem's business and operations to identify, assess, manage, and monitor existing and emerging threats and opportunities. Adtalem's Enterprise Risk Management ("ERM") team is responsible for leading our risk management program at the enterprise level. The ERM team places particular focus on key risks that have the potential for the highest impact to Adtalem and its operations, and the highest likelihood of risk occurrence based on Adtalem's preparedness and potential impact to Adtalem's strategy. As part of management's proactive risk identification and mitigation efforts, the ERM team has developed Risk Appetite Statements for each critical enterprise risk. These Risk Appetite Statements provide a consistent framework to facilitate a shared and deepened understanding of risks across the enterprise and enable transparent communication and proactive risk management.

Board/Committee	Primary Areas of Risk Oversight
Full Board	• Reputation • Legal and regulatory risk and compliance and ethical business practices • Strategic planning • Major organizational actions • Education public policy
Academic Quality Committee	• Academic quality • Accreditation • Curriculum development and delivery • Student persistence • Student outcomes
Audit and Finance Committee	• Accounting and disclosure practices • Information technology • Cybersecurity • Financial controls • Risk management policies and procedures • Legal and regulatory risk and compliance, including compliance and ethics program • Related party transactions • Capital structure • Investments
Compensation Committee	• Compensation practices • Talent development • Retention • Management succession planning
External Relations Committee	• Accreditation • Higher education public policy • Compliance with laws and regulations applicable to Adtalem • Public and community affairs
Nominating & Governance Committee	• Corporate and institutional governance structures and processes • Board composition and function • Board and Chairman of the Board succession

Succession Planning and Human Capital Management

The Board recognizes that one of its most important duties is to ensure continuity in Adtalem's senior leadership by overseeing the retention and development of executive talent and planning for the effective succession of our CEO and the executive leadership team. To ensure that the succession planning and leadership development process supports and enhances our long-term strategic objectives, the Board periodically consults with our CEO and Chief Human Resources Officer ("CHRO"). Succession and development plans are regularly discussed with the CEO and CHRO as well as, without them present, in the executive session of the Board. The Board ensures that it has sufficient opportunity to meet with and assess development plans for potential CEO and senior management team successors and to consider external talent market opportunities.

Our Impact Commitment

ADVANCING HEALTHCARE, EDUCATION AND OPPORTUNITY

At Adtalem our Impact work is central to how we fulfill our mission to expand opportunity and improve lives. We take a comprehensive approach—shaped by our commitments to community engagement and strong governance—that allows us to contribute meaningfully to society while advancing our business strategy. Our institutions play a critical role in helping to address one of the most pressing challenges in U.S. healthcare today: workforce shortages. Adtalem is helping to close the gap by preparing practice-ready graduates in medicine, nursing, veterinary medicine, social work, and related fields. We are the number one grantor of nursing degrees and Master of Social Work degrees in the U.S., and our medical schools graduate more physicians annually than any U.S.-based institution. We expand access to education, strengthen clinical pathways, and partner directly with healthcare systems to meet the growing demand for qualified professionals.

Beyond the classroom, we invest in the communities where our students and colleagues live and work through philanthropic partnerships and grantmaking aligned with healthcare and education access, workforce development and meaningful scholarship programs that help reduce barriers to education and increase degree completion. These efforts reflect our belief that responsible action and long-term value creation go hand in hand.

More information on our Impact strategy and progress can be found at adtalem.com/sustainability.

Our Approach to Cybersecurity and Data Privacy

At Adtalem, safeguarding sensitive information about our students, employees, institutions, and operations is integral to our overall risk management strategy. Our Cyber Risk Management Framework is designed to strengthen our systems against potential risks or outside threats to foster the trust of our internal and external collaborators and partners.

We modeled our proprietary Enterprise Information Security Framework Policy and Information Governance and Security Procedures on the National Institute of Standards and Technology's (NIST) 800-53 Framework. We manage information security in key areas such as cybersecurity, data privacy and information technology (IT) with functional teams that focus on their areas of expertise and collaborate on cross-disciplinary projects. We report to the Board on the maturity of our program in alignment with the updated NIST Cybersecurity Framework (NIST CSF v2.0).

We benchmark across verticals and perform internal and external reviews as part of our ongoing commitment to continuous improvement. Our IT environment and cybersecurity-related controls are reviewed by our internal audit function and external third parties. We obtain third-party assessments, including cyber risk reviews and penetration testing, to evaluate our cybersecurity program independently. To our knowledge, we have not experienced a significant information security breach in the past five years. We regularly conduct tabletop exercises to assess our preparedness for potential cyber attacks. In our most recent exercise, we simulated a ransomware attack with the executive leadership team participating to evaluate our response strategies.

The Audit and Finance Committee receives quarterly updates from our Chief Information Security Officer, who reports directly to our Chief Financial Officer. Committee oversight includes the responsibility to ensure we have established and documented cybersecurity processes that are maintained and periodically evaluated. Our formal Cybersecurity, Privacy and IT Risk Committee meets regularly to ensure rigorous evaluation of existing and emerging risks in the environment. The committee is integrated with the Enterprise Risk Committee, ensuring cybersecurity risks are captured, assessed and reported at the corporate level.

Recognizing that Adtalem has embraced the use of artificial intelligence ("AI") tools, we have developed AI risk management strategies, including an AI Governance Policy, architecture review and approval protocols, and guidance regarding the use of sanctioned tools in our environment.

Moreover, Adtalem's cybersecurity program and data privacy programs include oversight on appropriate AI use and education for our entire workforce on through formal training programs, testing and email reinforcement. The AI Governance Policy provides an overarching corporate framework for secure strategies to integrate AI technology and machine learning into the student experience. This approach provides innovation, flexibility and security while also ensuring consistent standards across all institutions.

Outreach and Engagement

We value the opinions of our shareholders and believe regular, proactive communications with our shareholders to be in the long-term best interests of Adtalem. Our investor communications and outreach include direct one-on-one engagements, investor day meetings, investor conferences, and quarterly conference calls. Our investor events are open to the public and are available live and as archived webcasts on our investor relations website. Additionally, we reach out at least annually to our largest shareholders to invite feedback. We reached out to shareholders representing more than 70 percent of shares owned. We hold individual calls with shareholders who accept our invitation to allow for open, meaningful discussions. As part of our shareholder outreach, we meet with our shareholders to discuss regular business updates, strategic outlook, compensation matters, and global impact. We share material feedback received from our shareholders with our Board.

COMMUNICATIONS WITH DIRECTORS

Shareholders and other interested parties wishing to communicate with the Board, our Chairman, or any member or committee of the Board are encouraged to send any communication to our General Counsel and Corporate Secretary, Adtalem Global Education Inc., 233 South Wacker Drive, Suite 800, Chicago, IL 60606 and should prominently indicate on the outside of the envelope that it is intended for the Board, our Chairman, the independent directors as a group, or a committee or an individual member of the Board. Any such communication must be in writing, must set forth the name and address of the shareholder (and the name and address of the beneficial owner, if different), and must state the form of stock ownership and the number of shares beneficially owned by the shareholder making the communication. Adtalem's General Counsel and Corporate Secretary will compile and promptly forward all communications to the Board except for spam, junk mail, mass mailings, resumes, or other forms of job inquiries, surveys, business solicitations, or advertisements.

Communicating Accounting Complaints

Shareholders, Adtalem employees, and other interested persons are encouraged to communicate or report any complaint or concern regarding financial statement disclosures, accounting, internal accounting controls, auditing matters, or violations of Adtalem's Code of Conduct and Ethics (collectively, "Accounting Complaints") to the General Counsel and Corporate Secretary of Adtalem at the following address:

General Counsel and Corporate Secretary
Adtalem Global Education Inc.
233 South Wacker Drive, Suite 800
Chicago, IL 60606

Accounting Complaints also may be submitted in a sealed envelope addressed to the Chair of the Audit and Finance Committee, in care of the General Counsel and Corporate Secretary, at the address indicated above, and labeled with a legend such as: "To Be Opened Only by a Member of the Audit and Finance Committee." Any person making such a submission who would like to discuss an Accounting Complaint with the Audit and Finance Committee should indicate this in the submission and should include a telephone number at which he or she may be contacted if the Audit and Finance Committee deems it appropriate.

Adtalem employees and students may also report Accounting Complaints using any of the reporting procedures specified in Adtalem's Code of Conduct and Ethics. All reports by employees and students shall be treated confidentially to the extent possible and may be made anonymously. Adtalem will not discharge, demote, suspend, threaten, harass, or in any manner discriminate against any employee in the terms and conditions of his or her employment based upon any lawful actions taken by such employee with respect to the good faith submission of Accounting Complaints.

BOARD PRACTICES AND POLICIES

Certain Relationships and Related Person Transactions

It is Adtalem's policy that the Audit and Finance Committee review, approve, or ratify all transactions in which Adtalem participates and in which any related person has a direct or indirect material interest and the transaction involves or is expected to involve payments of $120,000 or more in the aggregate per fiscal year. Our legal staff is primarily responsible for gathering information from the directors and executive officers, including annual questionnaires completed by all our directors, director nominees, and executive officers. The Audit and Finance Committee reviews the relevant facts and circumstances of all related party transactions, including whether the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and the extent of the related party's interest in the transaction. No member of the Audit and Finance Committee may participate in any approval of a related party transaction to which he or she is a related party.

Various Adtalem policies and procedures, including the Code of Conduct and Ethics, which applies to Adtalem's directors, officers, and all other employees, and annual questionnaires completed by all Adtalem directors, director nominees, and executive officers, require disclosure of related person transactions or relationships that may constitute conflicts of interest or otherwise require disclosure under applicable SEC rules.

There were no transactions in FY25 that required either approval under our policies and procedures or disclosure as required by the rules and regulations of the SEC.

Governance Principles/Code of Conduct and Ethics

Our Board has adopted Governance Principles that set forth expectations for directors, director qualifications, director retirement, director independence standards, board committee structure, and functions and other policies for Adtalem's governance. We have adopted a Code of Conduct and Ethics applicable to all employees including directors, officers, and full- and part-time employees and faculty of Adtalem Global Education Inc. and its subsidiaries. These documents are available on Adtalem's website at https://www.adtalem.com/about-us/organizational-governance. Any amendments or waivers of the Code of Conduct and Ethics will be disclosed at the same website address.

We encourage individuals to speak up with questions, concerns, or potential violations of our Code of Conduct and Ethics, and we have a 24-hour reporting hotline administered through a third-party to offer anonymity, to the extent possible, to anyone reporting such issues. Information about our whistleblower policy and practices is included in the Code of Conduct and Ethics. All reports, which are reviewed by the Audit and Finance Committee each quarter, are investigated promptly, thoroughly and fairly, and appropriate action is taken whenever necessary.

Compensation Committee Independence and Insider Participation

During FY25, Michael W. Malafronte, William W. Burke, Liam Krehbiel, and Sharon O'Keefe served on the Compensation Committee. None of those members of the Compensation Committee was an officer or employee of Adtalem, or a former officer of Adtalem, nor did any of them have any relationship requiring disclosure by Adtalem as a related person transaction under Item 404 of Regulation S-K. During FY25, none of the Company's executive officers served on the board of directors or a compensation committee of any other entity, any officers of which served on Adtalem's Board or our Compensation Committee.

DIRECTOR COMPENSATION

The competitiveness of the director compensation program is reviewed annually by the Compensation Committee with the assistance and input of Aon ("Aon") and previously, Meridian Compensation Partners, the Compensation Committee's independent compensation consultants. No changes were made to the director compensation program in FY25 or FY24. Each non-employee director annually receives RSUs with an approximate value of $140,000. The RSUs are granted immediately following the Annual Meeting of Shareholders. Each RSU represents the right to receive one share of Common Stock following the satisfaction of the vesting period, which is the one-year anniversary of the grant date. In addition to the RSUs, in FY25, non-employee directors received an annual retainer of $85,000, paid quarterly. The Chair of the Audit and Finance Committee received an additional annual retainer of $25,000, the Chair of the Compensation Committee received an additional annual retainer of $17,500, and the chairs of each of the other committees received an additional annual retainer of $12,500 for their roles as committee chairs. During FY25, Mr. Beard, our Executive Chairman of the Board and CEO, did not receive any additional compensation for his service as Chairman of the Board. Mr. Malafronte received an additional annual retainer of $35,000 (prorated for the year) for his service as Lead Independent Director. Mr. Malafronte donated $68,750 of his Board fees in FY25 to the Empower Scholarship Fund. Directors were reimbursed for any reasonable and appropriate expenditures attendant to Board membership.

Under the Adtalem Nonqualified Deferred Compensation Plan, a director may elect to defer all or a portion of the cash retainer. Any amount so deferred is, at the director's election, valued as if invested in various investment choices made available by the Compensation Committee for this purpose, and is payable in cash installments, or as a lump-sum on or after termination of service as a director, or at a later date specified by the director. No non-employee directors deferred any portion of their compensation in FY25.

Annual Non-Employee Director Compensation



Cash
$85,000
($21,250 quarterly)

RSUs
$140,000

Additional Cash Compensation for Committee Chairmanship	Amount ($)
Chairman of the Board (when independent)	120,000
Lead Independent Director of the Board	35,000
Committee Chair:	
Audit and Finance	25,000
Compensation	17,500
Academic Quality	12,500
External Relations	12,500
Nominating & Governance	12,500

Proposal No. 1 Election of Directors

This table discloses all non-employee director compensation provided in FY25 to the directors of Adtalem for their service as directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
William W. Burke	110,000	140,166	250,166
Mayur Gupta[2]	21,250	—	21,250
Donna J. Hrinak	97,500	140,166	237,666
Georgette Kiser	97,500	140,166	237,666
William Krehbiel	85,000	140,166	225,166
Michael W. Malafronte	111,250	140,166	251,416
Sharon L. O'Keefe	97,500	140,166	237,666
Kenneth J. Phelan	85,000	140,166	225,166
Betty Vandenbosch	85,000	140,166	225,166
Lisa W. Wardell[3]	133,000	140,166	273,166

[1] The amounts reported in the Stock Awards column represent the grant date fair value of 1,560 RSUs granted on November 13, 2024 to each of the directors named above, computed in accordance with FASB ASC Topic 718. The assumptions made in determining the valuations of these awards can be found at Note 15: Stock-Based Compensation to our audited financial statements in Adtalem's Annual Report on Form 10-K for the year ended June 30, 2025. The number of RSUs granted to each of the directors named above was determined by dividing $140,000 by $89.85, which represents the fair market value of a share of Common Stock on the November 13, 2024 award date and rounding to the nearest 10 shares.

[2] Mr. Gupta served as a member of the Board until November 13, 2024 but did not stand for re-election at the 2024 Annual Meeting of Shareholders.

[3] Ms. Wardell's fees include $24,000 for her service on the Chamberlain University Board of Trustees and $24,000 for her service on the Walden University Board of Managers.

Ratify Selection of PricewaterhouseCoopers LLP as Independent Registered Public Accounting Firm

Subject to shareholder ratification, the Audit and Finance Committee of the Board has reappointed PricewaterhouseCoopers LLP ("PwC"), as independent registered public accounting firm for Adtalem and its subsidiaries for fiscal year 2026. The Board recommends to the shareholders that the selection of PwC as independent registered public accounting firm for Adtalem and its subsidiaries be ratified. If the shareholders do not ratify the selection of PwC, the selection of independent registered public accounting firm will be reconsidered by the Audit and Finance Committee. Representatives of PwC are expected to be present at the Annual Meeting with the opportunity to make a statement, if they desire to do so, and to be available to respond to appropriate questions from shareholders.

APPROVAL BY SHAREHOLDERS

Proposal No. 2 to ratify the selection of PwC as independent registered public accounting firm for Adtalem for fiscal year 2026 will require the affirmative vote of a majority of the shares of Common Stock of Adtalem represented at the Annual Meeting. Abstentions will be treated as a vote AGAINST the proposal, while broker non-votes, if any, will not be counted as votes represented and entitled to vote and, therefore, will have no effect on the result of the vote for this proposal. See VOTING INFORMATION – Effect of Not Casting Your Vote. If you sign and return your proxy card, but give no direction or complete the telephonic or internet voting procedures but do not specify how you want to vote your shares, the shares will be voted **FOR** ratification of the selection of PwC as independent registered public accounting firm for Adtalem for fiscal year 2026.

If the appointment of PwC as our independent registered public accounting firm for fiscal year 2026 is not ratified by our shareholders, the adverse vote will be considered a direction to the Audit and Finance Committee to consider other auditors for next year. However, because of the difficulty in making any substitution of auditors after the beginning of the current year, the 2026 appointment will stand unless the Audit and Finance Committee finds other good reason to make a change.

 The Board of Directors recommends a vote **FOR** the ratification of the appointment of PwC as Adtalem's independent registered public accounting firm for the fiscal year ending June 30, 2026.

SELECTION AND ENGAGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Finance Committee, at each of its regularly scheduled meetings, and on an interim basis as required, reviews all engagements of PwC for audit and all other services. Prior to the Audit and Finance Committee's consideration for approval, management provides the Audit and Finance Committee with a description of the reason for and nature of the services to be provided along with an estimate of the time required and approximate cost. Following such review, each proposed service is approved, modified, or denied as appropriate. A record of all such approvals is maintained in the files of the Audit and Finance Committee for future reference. All services provided by PwC during the past two years were approved by the Audit and Finance Committee prior to their undertaking.

PRE-APPROVAL POLICIES

The Audit and Finance Committee has adopted a policy for approving all permitted audit, audit-related, tax, and non-audit services to be provided by PwC in advance of the commencement of such services, except for those considered to be de minimis by law for non-audit services. Information regarding services performed by the independent registered public accounting firm under this de minimis exception is presented to the Audit and Finance Committee for information purposes at each of its meetings. There is no blanket pre-approval provision within this policy. For fiscal years 2024 and 2025, none of the services provided by PwC were provided pursuant to the de minimis exception to the pre-approval requirements contained in the applicable rules of the SEC. Audit and Finance Committee consideration and approval generally occurs at a regularly scheduled Audit and Finance Committee meeting. For projects that require an expedited decision because the independent registered public accounting firm should begin prior to the next regularly scheduled meeting, requests for approval may be circulated to the Audit and Finance Committee by e-mail, telephonically, or by other means for its consideration and approval. When deemed necessary, the Audit and Finance Committee has delegated pre-approval authority to its Chair. Any engagement of the independent registered public accounting firm under this delegation will be presented for informational purposes to the full Audit and Finance Committee at their next meeting.

AUDIT FEES AND OTHER FEES

During the 2025 and 2024 fiscal years, Adtalem was billed by PwC for audit and other professional services, respectively, in the following amounts:

Fees	Fiscal Year 2025	Fiscal Year 2024
Audit Fees	$ 3,997,500	$ 4,260,500
Audit-Related Fees	$ —	$ —
Tax Fees	$ 405,984	$ 847,493
All Other Fees	$ 2,000	$ 2,000
Total	$ 4,405,484	$ 5,109,993

AUDIT FEES — Includes all services performed to comply with generally accepted accounting principles in conjunction with the annual audit of Adtalem's financial statements and the audit of internal controls over financial reporting. In addition, this category includes fees for services in connection with Adtalem's statutory and regulatory filings, consents, and review of filings with the SEC such as the annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K. Also included are services rendered in connection with the required annual audits of Adtalem's compliance with the rules and procedures promulgated for the administration of federal and state student financial aid programs.

AUDIT-RELATED FEES — None.

TAX FEES — Includes all services related to tax compliance, tax planning, tax advice, assistance with tax audits, and responding to requests from Adtalem's tax department regarding technical interpretations, applicable laws and regulations, and tax accounting. Adtalem's Audit and Finance Committee has considered the nature of these services and concluded that these services may be provided by the independent registered public accounting firm without impairing its independence.

ALL OTHER FEES — Includes subscriptions for PwC's disclosure checklist.

AUDIT AND FINANCE COMMITTEE REPORT

The Audit and Finance Committee has:

- Reviewed and discussed the 2025 audited financial statements with management;
- Met with PwC, Adtalem's independent registered public accounting firm, and discussed the matters required to be discussed by the PCAOB and the SEC; and
- Received the written disclosures and the letter from PwC required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit and Finance Committee concerning independence, and
- Discussed with PwC its independence.

In reliance upon the Audit and Finance Committee's reviews and discussions with both management and PwC, management's representations and the report of PwC on Adtalem's audited financial statements, the Audit and Finance Committee recommended to the Board that the audited financial statements for the fiscal year ended June 30, 2025 be included in Adtalem's Annual Report on Form 10-K for the fiscal year ended June 30, 2025 filed with the SEC.

While the Audit and Finance Committee has the responsibilities set forth in its charter (including to monitor and oversee the audit processes), the Audit and Finance Committee does not have the duty to plan or conduct audits or to determine that Adtalem's financial statements are complete, accurate or in accordance with generally accepted accounting principles. Adtalem's management and independent auditor have this responsibility.

This report has been furnished by the members of the Audit and Finance Committee.







| **William W. Burke, Chair** | **Donna J. Hrinak** | **Kenneth J. Phelan** |

The Audit and Finance Committee Report set forth above does not constitute soliciting materials and should not be deemed incorporated by reference into any other Adtalem filing under the Securities Act of 1933, as amended (the "Securities Act"), or under the Exchange Act, except to the extent that Adtalem specifically incorporates this Audit and Finance Committee Report by reference.

Say-on-pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers ("NEOs")

COMPENSATION DISCUSSION & ANALYSIS ROADMAP

Section 1: Executive Summary

OUR NAMED EXECUTIVE OFFICERS

The following pages summarize our executive compensation program for our NEOs. Our 2025 NEOs are:

    

Stephen W. Beard	**Robert J. Phelan**	**Douglas G. Beck**	**Michael Betz**	**Scott Liles**
Chairman and Chief Executive Officer	*Senior Vice President, Chief Financial Officer*	*Senior Vice President, General Counsel, Corporate Secretary and Institutional Support Services*	*President, Walden University and Chief Digital Officer*	*President, Medical and Veterinary*

EXECUTIVE SUMMARY

FY25 was a transformative year for Adtalem's organizational performance and outcomes. Despite navigating a challenging macroeconomic environment and evolving regulatory landscape, our teams delivered exceptional results.

Key achievements include:

12.9%↑ Revenue to $1,788 million	**33.1%↑** Adjusted earnings per share to $6.67	**$333 million** Net cash provided by operating activities from continuing operations	**$221 million** Returned to shareholders through share repurchases
$179 million↓ in outstanding letters of credit to U.S. Department of Education, reduced from $227 million in 2024	**91,000+ students** Total enrollment of more than 91,000 students, up 10.2% year-over-year for the fourth quarter	**5.8%↑** Enrollment up for Chamberlain University, with 10 straight quarters of total enrollment growth	**15.0%↑** Enrollment up for Walden University, with 8 straight quarters of total enrollment growth
	1.0% Enrollment up for Medical/Veterinary segment, as turnaround took hold	**29,000** Students graduated in FY25 with ~90% into healthcare fields	**95%** first time residency attainment rates for our two medical schools[1]
	87%↑ Share price	**Exceeded that of our peer group** Total Shareholder Return	

The compensation results for our NEOs reflected achievement of the aggressive performance goals which produced the above results and demonstrated our strong pay for performance alignment.

Pay for Performance

- The majority of our NEOs' total target compensation is performance-based, ensuring the executive rewards are directly tied to the company's success. Performance Share Unit ("PSU") awards comprise 60% of our NEOs' regular annual long-term incentive equity awards in FY25.

- To reinforce our commitment to pay-for-performance, we expect compensation arrangements for our executive officers to be even more heavily tied to performance in FY26; the Board intends the FY26 regular annual equity award for the CEO to be comprised 100% of PSUs and regular annual equity awards for other NEOs to be comprised of 70% PSUs.

Rigorous Performance Targets

Proposal No. 3 Say-on-pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers ("NEOs")

- Aggressive revenue and EPS goals were set for the FY25 Management Incentive Plan ("MIP"). The plan's revenue target was $1,730 million, which required a strong growth rate of 9.1% versus actual FY24 revenue of $1,585 million. The adjusted EPS target, $6.04, required a growth rate of 20.6% from the prior year's actual achievement of $5.01.

- Targets for the FY24-FY25 Growth with Purpose ("GwP") PSUs were intended to incentivize management to deliver industry-leading financial results, exceeding that which would be generated by the FY23-FY25 PSU targets alone.

  o FY25 revenue of $1,662 million was required to realize target payout on the GwP awards — a 3.8% average growth rate for the two-year period. FY25 revenue of $1,712 million — an 8.6% average revenue growth rate for the period — was required to realize maximum payout. In comparison, our FY23-25 PSUs required a three-year average revenue growth rate of 2.33% to pay out at target, and a 2.57% average growth rate for maximum payout.

  o Achievement of the program's adjusted EBITDA margin targets — when applied in conjunction with the aggressive revenue targets — would also yield a level of EBITDA unmatched in previous years.

Overall FY25 compensation highlights for our NEOs were as follows:

- No base pay adjustments were made for three NEOs, including the CEO. The base salaries for Mr. Phelan and Mr. Betz were increased to better align with the market and to reflect expanded responsibilities, respectively.

- Target bonus opportunities remained unchanged for four NEOs, including the CEO. A moderate increase was approved for Mr. Betz in conjunction with his expanded responsibilities.

- Based on the company's financial performance and individual executive accomplishments against goals, the FY25 MIP was earned at 93% to 172% of target for our NEOs. These results reflected our extraordinary academic, operational, and financial accomplishments in FY25, summarized below.

- FY25 equity grants consisted of 40% Restricted Stock Units ("RSUs") vesting annually over three years, and 60% PSUs, vesting after three years. The PSU financial performance measures remained consistent with those utilized for PSUs awarded for FY24: revenue growth and adjusted EBITDA margin. The award opportunities reflected the Compensation Committee's high expectations for future performance and shareholder value creation, as well as a desire to promote long-term retention of key executives critical to our operations.

- The FY23-FY25 Revenue PSUs were achieved at 200% of target, reflecting results that were significantly over the maximum established for the award. The FY23-FY25 EBITDA margin PSUs were achieved at 86% of target, reflecting EBITDA margin achievement slightly below target.

- Payouts on the GwP supplemental PSU awards were indicative of the superior performance and shareholder results achieved in connection with the GwP strategy. Achievement on the GwP revenue metrics exceeded the plan maximum by $76 million, which resulted in a payout of 200% of the target number of Revenue PSUs granted. Achievement on the adjusted EBITDA margin metric exceeded target by 100 bps, which resulted in a payout of 171% of the target number of Adjusted EBITDA margin PSUs granted.

FY25 FINANCIAL RESULTS

Adtalem's recent record of academic, financial and operational achievement represents a remarkable transformation story. The company has successfully executed a comprehensive strategic vision that reshaped its portfolio into a healthcare-focused educational growth model, delivering exceptional results across all segments while strengthening its position as a leader in healthcare education and workforce development. Mr. Beard's appointment as CEO in 2021 marked the beginning of an exceptional period of strategic execution. The acquisition and integration of Walden was accomplished between FY21 and FY23, exceeding the $60 million value capture target and creating a more profitable operating model for the entire organization. In FY22, Adtalem completed another strategic milestone by divesting its Financial Services segment for $1 billion, using $770 million of the proceeds to pay down debt. These transactions transformed Adtalem's portfolio, providing the foundation for the company's current success.

At the June 2023 investor day, Adtalem's leadership introduced "Growth with Purpose (GwP)," a comprehensive three-year strategy designed to fundamentally transform the company's approach to growth. This strategy, rooted in operational excellence, centers on five interconnected value-creating pillars of marketing, enrollment, retention, pricing and programs. What makes GwP distinctive is its deliberate focus on expanding access to post-secondary education for non-traditional student populations while never compromising on the student outcomes that define Adtalem's reputation.

FY25 marked another important inflection point in Adtalem's transformational growth trajectory. The company's operational excellence in executing the multi-year GwP strategy not only met but significantly exceeded the FY25 plan, delivering results that reflect the compound benefits of long-term investments and strategic positioning. This momentum was evident across all segments. Chamberlain University, the nation's largest nursing school, achieved record-breaking total enrollment with over 40,000 students enrolled in FY25. Walden University demonstrated remarkable consistency with double-digit enrollment growth every

quarter, surpassing pre-pandemic levels to reach over 48,000 students enrolled by the fourth quarter of 2025. The Medical and Veterinary segment, with 5,000 students enrolled on average in FY25, continued its tradition of excellence by collectively ranking at the top nationally for the number of students matched into U.S. veterinary and medical residency programs.

Adtalem's FY25 performance positioned the company at the forefront of the industry. Revenue increased 12.9% to $1,788 million, while adjusted EBITDA margin expanded by 190 basis points to 25.7%. Adjusted earnings per share grew 33.1% to $6.67, demonstrating strong profitability alongside top-line growth. The company returned significant capital to shareholders in FY25 through share repurchases, completing the prior $300 million January 2024 Board-authorized share repurchase program and announcing a new $150 million share repurchase program through May 2028. Additionally, Adtalem strengthened its balance sheet by reducing and refinancing long-term financial obligations, ending the year at a healthy 0.8x adjusted net leverage.

This transformative fiscal year enabled Adtalem to meaningfully expand access to in-demand programs and make strategic investments in student outcomes, creating a powerful ripple effect that benefited students, strengthened the healthcare workforce, and served the broader community while strengthening shareholder value. What began as an ambitious roadmap has evolved into a proven methodology for sustainable, purpose-driven growth that serves all stakeholders while maintaining the company's commitment to educational excellence. These achievements position Adtalem as a leader in healthcare education and workforce development while establishing a strong foundation for continued growth and impact.

GROWTH WITH PURPOSE: EXCEPTIONAL FINANCIAL PERFORMANCE

The GwP strategy has proven highly successful, delivering consistent enrollment growth and demonstrating that purpose-driven growth and strong financial performance can work hand-in-hand. When management set ambitious three-year financial targets for FY24, FY25 and FY26, they established benchmarks that would test the organization's ability to execute on this vision. Now, two years into the GwP journey, the results speak for themselves — we have consistently outperformed our original expectations across all key performance metrics, validating both the strategy's design and our team's execution capabilities.

Financial Performance Targets versus 2023 Investor Day Targets



---

[1] First-time residency attainment rate is the percent of students attaining a 2025-26 residency position out of all graduates or expected graduates in 2024-25 who were active applicants in the 2025 National Resident Matching Program ("NRMP") match or who attained a residency position outside the NRMP match.

Financial Performance Fiscal Year 2023-2025



Adtalem's Compensation Committee deliberately set aggressive FY25 performance objectives designed to push management toward extraordinary results that would change the trajectory of the company compared to its historical performance and lead the broader industry landscape. Achievement of the adjusted EBITDA margin targets established for the GwP PSUs – when applied in conjunction with the aggressive revenue targets established for that program – would yield a level of EBITDA unmatched in previous years. The Committee's intention was clear: to incentivize leadership to reach performance levels that would be genuinely exceptional.

Management not only met these demanding benchmarks — they surpassed them decisively, delivering results that exceeded the Committee's ambitious targets. This dual achievement of beating internal stretch goals and leading the industry demonstrates the caliber of execution that sets Adtalem apart in the marketplace- and demonstrated the power of our pay for performance philosophy

The compensation awarded to management in FY25 reflects this exceptional performance and recognizes their success in delivering outstanding results for all stakeholders: our students, colleagues, investors, the institutions, and the communities they serve. More importantly, these achievements underscore Adtalem's unwavering commitment to strengthening its market-leading position in healthcare education and advancing the company's strategic ambition to become a systemically important workforce partner to the U.S. healthcare system for many years to come.

---

[1] Revenue and Adj. EBITDA are in millions.

FINANCIAL RESULTS COMPARED TO PEERS

Adtalem's strategic transformation and operational excellence – a testament to the purposeful design of our compensation programs - have generated exceptional shareholder returns that significantly lead the broader market and its peer group. A $100 investment in Adtalem's equity on June 30, 2020, has delivered extraordinary returns, generating a remarkable five-year cumulative total return of +308% for an ending value of $408 on June 30, 2025. This exceptional performance represents a testament to the power of strategic execution and operational excellence in driving shareholder value creation.

Total Shareholder Return versus Peers



Adtalem's share price appreciation has dramatically eclipsed all key benchmarks, delivering returns that are more than two times greater than the S&P 500's +116%, more than five times the Russell 2000's +61%, and significantly outpacing the average peer performance of 113%. This superior cumulative total return performance reflects our ability to successfully execute our comprehensive business transformation while consistently delivering on our GwP strategy. The magnitude of this outperformance demonstrates how our focus on operational excellence, student outcomes and strategic positioning has translated into exceptional value creation for shareholders, validating our long-term approach to building a market-leading healthcare education enterprise.

Comparison of 5-Year Total Cumulative Return
Assumes Initial Investment of $100
June 2025



	June 30,					
	2020	**2021**	**2022**	**2023**	**2024**	**2025**
Adtalem Global Education Inc.	100	114	115	110	219	408
S&P 500	100	141	126	151	187	216
Russell 2000	100	162	121	136	150	161
Peer Group[1]	100	104	110	115	163	213

Source data: Zacks Investment Research

(1) The self-determined "Peer Group" consists of the following companies selected on the basis of similarity in nature of their businesses: American Public Education, Inc. (APEI), Graham Holdings Company (GHC), Grand Canyon Education, Inc. (LOPE), Laureate Education, Inc. (LAUR), Perdoceo Education Corporation (formerly known as Career Education Corporation) (PRDO), and Strategic Education, Inc. (formerly known as Strayer Education, Inc.) (STRA).

FY25 Results in Detail

Adtalem's FY25 achievements extend beyond the financial and operational highlights outlined above.

Academic

Our GwP strategy has delivered transformational results not only in financial performance, but in our core mission of preparing healthcare professionals who will serve communities across America. The outcomes achieved in FY25 demonstrate how our strategic investments in student success translate directly into strengthening the healthcare workforce pipeline and expanding access to quality care.

In FY25, we graduated 29,000 students, approximately 90% with degrees in healthcare related professions, joining our community of approximately 365,000 alumni. A significant portion of our graduates are working adults or first-generation college graduates who often balance their studies with full-time jobs and family responsibilities. They represent a wide variety of backgrounds and socioeconomic circumstances, serving as nurses, physicians, counselors, social workers, veterinarians and other healthcare professionals in both urban centers and underserved rural communities across the country. Many of our students are career changers seeking stable employment in high-demand fields, while others are advancing within their current healthcare roles. Due to the broad set of students that we serve, the top priority for management remains to remove student learning barriers to deliver outstanding student outcomes to prepare them for meaningful careers and enhanced earning potential.

We also made significant student-facing investments to enhance the student experience, implementing ground-breaking initiatives across every stage of the student journey. We streamlined and personalized the enrollment process to better support working adults and first-generation college students navigating higher education for the first time. Our new AI-powered learning technologies provide real-time tutoring support, adaptive study plans, and personalized feedback to help students master complex healthcare concepts and clinical skills. These innovations ensure our graduates are not just academically prepared but truly "day-one" practice ready to step confidently into hospitals, clinics and healthcare facilities.

We broadened our inclusive access mission by expanding in-demand programs like nursing, mental health, and physician assistant studies, securing additional state approvals to serve more communities and meet students where they are on their journey. We are also proud that Chamberlain University and Walden University were recognized as "Opportunity Colleges and Universities" in the 2025 Student Access and Earnings Classification by the Carnegie Foundation and American Council on Education, underscoring our dedication to delivering exceptional education and student empowerment.

Walden University continues to be an industry leader driving digital innovation in post-secondary higher education. In FY25, we continued to enhance our seamless student experience, rolling out student facing enhancements such as Build Your Own Education plan, which maps out a prospective student's journey and provides program cost estimates directly on our website. Investments in our student advisors are unlocking their ability to spend more time having direct student interactions. We continue to make education more affordable through our Believe and Achieve scholarship program, which can reduce cost of program completion by up to 25% with over 50,000 students participating since launch in FY23. Walden faculty and staff continue to leverage AI to create adaptive student learning tools which have increased our student persistence rates. In FY25, Walden University graduated 12,500 students, making a significant impact to nursing, social work, counseling and education professions, among others. It was also recently certified as a B-Corporation, a recognition of its commitment to using business as a force for good — balancing profit with purpose.

Chamberlain University is a leader in nursing education, graduating practice ready nurses at scale. In FY25, Chamberlain University graduated 13,000 nursing students. Its Practice Ready. Special Focused™ program expanded its specialized nursing education model through additional industry leading partnerships in FY25. Bachelor of Science in Nursing students can now receive specialized training in oncology, critical care, emergency nursing, nephrology, home healthcare and perioperative nursing. We also continue to expand access to our programs. Our Bachelor of Science in Nursing online offering is now being offered in 36 states and has 58 clinical hub locations, bringing nursing education closer to urban and rural students nationwide. Chamberlain's AI agent, Nurse Ally, has brought adaptive learning tutoring 24/7 to our 40,000 students.

Graduated	
29,000 Total Students	in 2025 across Adtalem's institutions
Graduated	
20,000 Nursing Students	in 2025
Graduated	
2,600 Social & Behavioral Science Students	in 2025
Graduated	
1,100 Psychology Students	in 2025

Combined, American University of the Caribbean School of Medicine and Ross University School of Medicine students and graduates had a 95% first-time residency attainment rate.[5] We placed over 615 future clinicians at over 325 health facilities, spanning 42 U.S. states and territories and in 26 specialties with more than 130 students and graduates matching into partner clinical hospitals. This year, greater than 40% of AUC and RUSM residency placements will train in a federally designated medically underserved area/population (MUA/Ps), expanding access to care in underserved urban and rural communities nationwide. Ross University School of Veterinary Medicine ("RUSVM") graduated 415 Doctors of Veterinary Medicine in 2024 and ranked 1st among institutions whose graduates matched into selective internships and residencies. In the most recently reported academic year, 2023, RUSVM accounted for approximately 9% of all Doctor of Veterinary Medicine graduates entering the U.S. veterinary market. In FY25, our Medical/Veterinary segment graduated 1,100 students.

These achievements underscore how our GwP strategy creates a virtuous cycle in which exceptional financial performance enables greater investment in student success, which in turn strengthens our market position while fulfilling our mission to address critical healthcare workforce shortages. The quality and scale of our graduate outcomes position Adtalem as an increasingly vital partner to the U.S. healthcare system, with our 365,000 alumni serving on the front lines of patient care in communities nationwide.

> **Graduated**
> # 1,100 Medical & Veterinary Students
> in 2025

---

[5] First-time residency attainment rate is the percent of students attaining a 2025-26 residency position out of all graduates or expected graduates in 2024-25 who were active applicants in the 2025 National Resident Matching Program ("NRMP") match or who attained a residency position outside the NRMP match.

Operational

Operational excellence is the primary focus of our GwP strategy, which has created a more efficient operating model with durable synergies. This new, more efficient foundation has unlocked our ability to sustainably accelerate the performance of our institutions as Adtalem expands access to our in-demand healthcare programs to tens of thousands of students who might not otherwise have an opportunity to fulfill their professional ambitions. Our integrated operating model has achieved real leverage through efficiencies and economies of scale, affording us the ability to sustainably increase our student-facing investments in FY25 while exceeding our goal to expand our adjusted EBITDA margin by 100 bps year-over-year, ending the year with a 190 bps gain.

At the close of the fiscal year, Chamberlain University experienced its 10th straight quarter of total enrollment growth, averaging 9.0% quarterly growth in FY25. It also expanded its national scale, surpassing its highest ever previous total enrollment during FY25. Walden University had eight straight quarters of total enrollment growth, averaging 13.5% quarterly growth in FY25, surpassing pre-pandemic levels of total enrollment. The Medical/Veterinary segment grew enrollment for FY25 by 0.5%. Total enrollment growth has been underpinned by our ability to significantly increase both new enrollments and already high persistence rates among existing students.

Building upon this foundation, we recently announced the Aspiring Nurse Program — a strategic partnership between Adtalem Global Education, Chamberlain University and SSM Health — projected to graduate and employ 400+ practice-ready nurses annually across Oklahoma, Missouri, Illinois and Wisconsin. This partnership exemplifies Adtalem's GwP strategy by connecting education directly to healthcare delivery, where students receive upfront tuition support, complete clinical hours in SSM Health facilities where they'll work post-graduation and have guaranteed employment upon completion. With Chamberlain's reach across 36 states and 58 clinical hubs, Adtalem is positioned to scale this innovative model nationwide, creating a replicable framework for addressing critical workforce needs while delivering measurable value to communities.

> # 10 straight quarters of growth
> **FOR CHAMBERLAIN UNIVERSITY**
>
> **~40k average students enrolled in FY25**

> # 8 straight quarters of growth
> **FOR WALDEN UNIVERSITY**
>
> **~47k average students enrolled in FY25**

Our investments in innovative brand campaigns are resonating powerfully with prospective students, creating meaningful connections that speak directly to the aspirations of working adults, first-generation college students and career changers seeking transformation through education. Moreover, our data-driven marketing philosophy continues to build a robust foundation for new enrollment growth, leveraging sophisticated analytics to personalize outreach efforts, optimize campaign performance, and allocate marketing resources more effectively while maintaining our commitment to attracting students who are genuinely prepared for success in our rigorous programs.

Proposal No. 3 Say-on-pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers ("NEOs")

Financial

The financial results for FY25 demonstrate the exceptional execution of our GwP strategy, with performance that dramatically exceeded our ambitious targets across every key metric. Revenue reached $1,788 million, representing robust 12.9% year-over-year growth that more than doubled our June 2023 investor day growth target of 4% to 6%. This top-line performance was matched by equally impressive margin expansion, with adjusted EBITDA margin growing by 190 basis points year-over-year to 25.7%, significantly surpassing our investor day expansion target of 100 basis points and reflecting the operational leverage inherent in our strategic positioning.

These strong fundamentals translated into outstanding bottom-line results, with adjusted earnings per share of $6.67 representing a remarkable 33.1%year-over-year increase that far exceeded our June 2023 investor day growth target of 10% to 15%. Adjusted EBITDA reached $460 million compared with $378 million in the prior year, demonstrating the compound benefits of our long-term investments and strategic focus on operational excellence.

FY25 demonstrated not only exceptional financial performance but also Adtalem's strong cash generation and disciplined capital allocation strategy. Operating cash flow from continuing operations reached $334 million, representing a $45 million increase from the prior year. We strategically reinvested $50 million in capital expenditures while maintaining our commitment to shareholder returns through $211 million in share repurchases. This activity completed our January 2024 Board-authorized $300 million share repurchase program and enabled us to announce a new $150 million program authorized through May 2028. We also strengthened our financial position by repricing our Term Loan B, reducing the interest rate by 75 basis points and repaying $100 million of the outstanding balance. Additionally, we improved our regulatory standing by reducing outstanding letters of credit with the Department of Education from 20% to 10% of Title IV receipts. These actions collectively reflect our operational excellence through the GwP strategy, robust cash generation capabilities, and disciplined approach to capital allocation that creates sustained value for all stakeholders.

CONTINUED SHAREHOLDER OUTREACH

Adtalem employs a proactive investor relations approach, involving management and the Board, with ongoing outreach and interactive dialogue with investors to seek input on topics including corporate governance, executive compensation, global impact and strategy. Our goal is to provide transparency to ensure there is a clear understanding of our business and our operating and financial performance as set forth in our public filings, through one-on-one discussions, non-deal road shows and investor conferences.

Our ongoing commitment to shareholder outreach included proactive outreach to our shareholders in FY25. Shareholders reiterated their support for our strategic transformation actions, GwP organic growth strategy and compensation structure.

Adtalem and the Board will continue to engage with our shareholders with transparency and purpose.

Section 2: Our Approach to Executive Compensation

COMPENSATION OBJECTIVES

Adtalem's executive compensation program strategically rewards leaders for delivering exceptional financial results while building long-term shareholder value through educational excellence. We believe academic quality and student-centric focus drive sustainable growth, incorporating rigorous performance objectives that recognize leadership for improving student outcomes. This philosophy has been particularly effective in driving the strong results achieved under our GwP strategy. Most of our NEOs' total target compensation is performance-based, directly tying executive rewards to company success.

Our FY25 performance marked a critical inflection point where operational excellence against the multi-year GwP strategy significantly exceeded our plan and delivered compound benefits from long-term investments.

Our program aligns leaders' interests with shareholders and key stakeholders, including students, colleagues, institutions, and communities. The Compensation Committee has structured the compensation of Mr. Beard and the other NEOs to reflect this record of sustained achievement and to ensure they face meaningful forfeiture risk if they were to leave the Company. The program focuses executives on strategic priorities and GwP transformation while providing substantial upside and downside potential based on actual performance over both short- and long-term periods.

These measures support our strategic shift through annual incentives and long-term GwP performance share plans that recognize leadership for improving student outcomes while driving sustainable financial growth, ensuring our commitment to educational excellence translates into enduring shareholder value creation.

The following chart highlights key objectives behind the development, review and approval of our NEOs' compensation. Our executive compensation program is designed to:

ALIGN INCENTIVES

Our purpose is to empower students to achieve their goals, find success and make inspiring contributions to our global community. This student-centered mission drives our compensation philosophy: we believe that when students succeed, our organization succeeds, creating sustainable long-term value for shareholders. Our compensation program directly reflects this belief by measuring and rewarding outcomes that demonstrate student achievement and institutional effectiveness. By aligning executive incentives with student success metrics alongside financial performance indicators, we ensure that leadership decisions consistently prioritize the educational outcomes that form the foundation of our long-term growth and shareholder value creation.

COMPETE FOR TALENT

Our compensation program is designed to attract, retain and motivate high-performing employees, particularly our key executives who are critical to our operations. Our compensation decisions take into account the competitive landscape for talent.

REWARD PERFORMANCE

Our compensation program is designed to drive and reward outstanding performance through:

- A short-term incentive program focusing our executives on achieving strong financial results and superior academic and student outcomes, through individual performance objectives

- A long-term incentive program providing a mix of equity vehicles designed to reward long-term financial performance and shareholder value creation

- A special supplemental incentive program for fiscal years 2024 and 2025 to drive achievement of and appropriately support our multi-year GwP transformation strategy

PAY-FOR-PERFORMANCE FOCUS

We use both short- and long-term incentives to reward NEOs for delivering strong business results, increasing shareholder value, and improving student outcomes. With our pay-for-performance philosophy, an executive can earn in excess of target levels when performance exceeds established objectives; and, if performance falls below established objectives, our incentive plans pay below target levels, which in some cases could be nothing at all.



(1) Excludes perquisites.
(2) Illustration represents FY25 target compensation mix for Mr. Beard and the other NEOs.

Program Design:

The actual value realized from the annual MIP award can range from zero, if threshold performance targets are not met, to up to 250% of targeted amounts for exceptional organizational and individual performance.

- Our regular long-term incentive program consists of equity-based awards that derive their value based on the performance of our stock price. Beginning with FY23, the Compensation Committee determined that it would no longer grant stock options. The elimination of stock options was intended to simplify the long-term incentive program and to shift more of the equity mix to performance-based equity awards. As a result, a significant portion of the equity-based awards granted under the annual long-term incentive program (60% of the executive officers' annual awards) is granted in the form of PSUs, the number of which earned is based on achievement of three-year financial performance goals. For the PSUs granted in FY25, the Committee approved the continued use of revenue growth and adjusted EBITDA margin as the financial performance measures which best align the long-term incentive program with Adtalem's current long-term growth strategy. If the minimum levels of performance are not met, no PSUs are earned; if the minimum levels of performance are met, payout can range from 50% to 200% of the target number of PSUs.

Performance Assessment: Our Compensation Committee uses a comprehensive, well-defined and rigorous process to assess organizational and individual performance. We believe the performance measures for our incentive plans focus management on the aggressive objectives we have set for the creation of short- and long-term shareholder value as well as academic quality and organizational growth.

EXECUTIVE COMPENSATION GOVERNANCE AND PRACTICES

We accomplish our executive compensation program objectives through the following pay practices and controls:

WHAT WE DO

✓ Pay for financial and academic performance

✓ Solicit and value shareholder opinions about our compensation practices

✓ Deliver total direct compensation primarily through variable pay

✓ Set challenging short- and long-term incentive award goals

✓ Provide strong oversight that ensures adherence to incentive grant regulations

✓ Maintain robust stock ownership requirements

✓ Adhere to an incentive compensation recoupment (clawback) policy

✓ Offer market-competitive benefits

✓ Consult with an independent advisor on executive pay practices, plan designs and competitive pay levels

WHAT WE DON'T DO

✗ Provide guaranteed salary increases

✗ Provide tax gross-ups on severance or other payments in connection with a change in control

✗ Provide single-trigger change-in-control severance

✗ Re-price stock options or exchange underwater options for other awards or cash, without shareholder approval

✗ Pay dividends on unvested performance-based awards

✗ Provide excessive perquisites

✗ Offer a defined benefit pension or supplemental executive retirement plan

✗ Permit hedging or pledging of Adtalem Common Stock

✗ Reward executives without a link to performance

2025 COMPENSATION SNAPSHOT

Adtalem's FY25 incentive compensation program for executives was designed to link compensation and performance with the full spectrum of our business goals, some of which are short-term, while others take several years or more to achieve:

		Objective	Time Horizon	Performance Measures	Additional Explanation
Salary (cash)	**Base Salary**	Reflect experience, market competition and scope of responsibilities	Reviewed Annually	• Assessment of performance in prior year	• Represents 6% and 33% (on average) of target Total Direct Compensation for Mr. Beard and other NEOs, respectively
Annual Incentive (cash)	**Management Incentive Plan (MIP)**	Reward achievement of short-term operational business priorities	1 year	• Revenue* • Adjusted earnings per share* • Individual performance modifier	• Represents 8% and 25% (on average) of target Total Direct Compensation for Mr. Beard and other NEOs, respectively
Long-Term Incentive (equity)	**RSUs**	Align interests of management and shareholders, and retain key talent	3-year ratable vest	• Stock price growth	• Represents 40% of NEO regular annual LTI granted in FY25**
	Revenue Growth PSUs	Reward achievement of multi-year financial goals, align interests of management and shareholders, and retain key talent	3-year cliff vest	• Revenue Growth	• Represents 30% of NEO regular annual LTI granted in FY25**
	Adjusted EBITDA Margin PSUs			• EBITDA Margin	• Represents 30% of NEO regular annual LTI granted in FY25**

* The MIP payout for executive leadership of the institutions is based on revenue and adjusted operating income at such executive's institution(s).

** The total regular annual long-term incentive award consisting of both RSUs and PSUs represents 86% of target Total Direct Compensation for Mr. Beard and 41% of target Total Direct Compensation for other NEOs (on average), respectively.

Section 3: Compensation Decision-Making Process

PRINCIPLES OF EXECUTIVE COMPENSATION

The Compensation Committee uses the following principles to guide Adtalem's executive compensation program and structure:

Principle	Purpose
Stewardship/ Sustainability	• Reinforce Adtalem's purpose and long-term vision • Motivate and reward sustained long-term growth in shareholder value • Uphold long-term interests of all stakeholders, including students, employees, employers, shareholders and taxpayers • Focus on sustaining and enhancing the quality and outcomes of education programs • Promote continued differentiation and expansion of Adtalem's programs
Accountability	• Ensure financial interests and rewards are tied to executive's area of impact and responsibility (segment and function) • Require timing of performance periods to match timing of employee's impact and responsibility (short-, medium-, and long-term) • Emphasize quality, service and academic and career results • Articulate well-defined metrics, goals, ranges, limits and results • Motivate and reward achievement of strategic goals, with appropriate consequences for failure • Comply with legislation and regulations
Alignment	• Promote commonality of interest with all stakeholders, including students, employees, employers, shareholders, and taxpayers • Reflect and reinforce Adtalem's values and culture • Promote commonality of interests across segments, functions and throughout the matrixed chain of command • Provide a balance between short- and long-term performance • Reward exceptional results with exceptional compensation
Engagement	• Attract and retain high-quality talent and provide for organizational succession • Provide market-competitive total compensation and benefits packages at all levels • Promote consistent employee development at all levels • Motivate urgency, creativity and dedication to Adtalem's purpose • Clearly communicate the link between pay and performance
Transparency	• Clearly communicate compensation structure, rationale and outcomes to all employees and shareholders • Provide a simple and understandable structure that is easy for internal and external parties to understand • Maintain a reasonable and logical relationship between pay at different levels • Establish systematic goals that are objective and clear, with appropriate level of discretion

COMPENSATION SETTING PROCESS

Role of the Compensation Committee

The Compensation Committee determines the appropriate level of base salary, annual cash incentive and long-term incentive compensation for the NEOs and, in the case of the CEO, recommends appropriate levels of compensation to the independent members of the Board. The Compensation Committee reviews and approves all components of annual compensation (base salary, annual cash incentive and long-term incentive) to ensure they align with the principles of Adtalem's compensation program. In addition, the Compensation Committee meets periodically to review the design of the overall compensation program, approve performance targets, review management performance and assist in establishing CEO goals and objectives.

Each year, the Compensation Committee recommends CEO compensation to the independent members of the Board, taking into consideration the CEO's performance evaluation and advice from the independent executive compensation consulting firm engaged by the Compensation Committee. In determining the CEO's long-term incentive compensation, the Compensation Committee considers Adtalem's absolute and relative performance, incentive awards to CEOs at comparable companies, past awards and the CEO's expected future contributions, as well as other factors it deems appropriate. The CEO's compensation package is approved by the independent members of the Board during an executive session.

Role of the Executive Officers and Management

The CEO, in consultation with the Senior Vice President, Chief Human Resources Officer, provides the Compensation Committee with compensation recommendations for the other NEOs, including recommendations for annual base salary increases, annual cash incentive awards and long-term incentive awards. These recommendations are based on market-competitive compensation data and the CEO's assessment of each NEO's performance in the prior year. While these recommendations are given significant weight, the Compensation Committee retains full discretion when determining compensation.

The Compensation Committee reviews and approves, with any modifications it deems appropriate, base salary, annual cash incentive awards and long-term incentive awards for Adtalem's NEOs.

Role of the Compensation Consultant

The Compensation Committee retains ultimate responsibility for compensation-related decisions. To add objectivity to the review process and inform the Compensation Committee of market trends and practices, the Compensation Committee engages the services of an independent executive compensation advisory firm. The Compensation Committee engaged Meridian as its independent executive compensation consultant for most of FY25, from July 2024 through February 2025.

Meridian reviewed Adtalem's executive compensation structure and incentive plan designs, assessed the competitiveness of the executive compensation program and provided guidance on how the program could best align the interests of executive officers with those of shareholders. Meridian's primary areas of assistance were:

- Gathering information related to current trends and practices in executive compensation, including peer group and broader market survey data;
- Reviewing, analyzing, and providing recommendations for Adtalem's list of peer group companies;
- Benchmarking competitive pay levels for NEOs and other executives;
- Advising on short-term and long-term incentive plan designs;
- Reviewing information and recommendations developed by management for the Compensation Committee and providing input on such information and recommendations to the Compensation Committee; and
- Attending and participating in all Compensation Committee meetings and most non-employee director executive sessions, as well as briefings with the Compensation Committee chair and management prior to meetings.

Beginning in March 2025, and through the end of FY25, the Compensation Committee retained Aon's Human Capital Solutions Practice, a division of Aon plc ("Aon"), as its independent executive compensation consultant. Following its appointment, Aon's primary areas of assistance were:

- Reviewing with management and the Compensation Committee the materials to be used in Adtalem's Proxy Statement;
- Providing advice and information on other executive matters, prevailing market practices, and regulatory requirements; and
- Attending and participating in Compensation Committee meetings and non-employee director executive sessions, as well as briefings with the Compensation Committee chair and management prior to meetings.

The Compensation Committee has the sole authority to approve the independent compensation consultant's fees and terms of engagement. Thus, the Compensation Committee annually reviews its relationship with, and assesses the independence of, its consultant to ensure executive compensation consulting independence. The process includes a review of the services the independent consultant provides, the quality of those services and fees associated with the services during the fiscal year. The Compensation Committee has assessed the independence of Meridian and Aon pursuant to applicable SEC rules and NYSE listing standards and has concluded that the independent consultants' work for the Compensation Committee does not raise any conflict of interest.

Proposal No. 3 Say-on-pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers ("NEOs")

Peer Group Determination and Benchmarking

To ensure Adtalem continues to provide total executive compensation that is fair and competitively positioned in the marketplace, the Compensation Committee reviews the pay level, mix and practices of peer group companies. The Compensation Committee does not target any specific percentile levels in establishing compensation levels and opportunities.

While including all large publicly held, private sector higher education organizations, Adtalem's peer group also includes a broader group of organizations to provide more comprehensive compensation data covering industries where Adtalem competes for executive talent.

LONG-TERM SERVICE PROVIDERS	RELEVANT TO OUR INDUSTRY	COMPARABLE REVENUE
Adtalem's expanded peer group includes publicly held organizations that provide services over an extended period of time.	In consideration of Adtalem's significant focus on healthcare education, which requires attracting and retaining seasoned healthcare professionals and executives, the peer group includes healthcare services companies.	Revenue of most of the peer group organizations is generally between one-half and two times Adtalem's revenue.

The following peer group was used to inform compensation decisions for FY25:

2U Inc.	Chemed	Perdoceo Education
Amedisys	Cross Country Healthcare	Pediatric Medical Group
American Public Education	Ensign Group	Strategic Education
AMN Healthcare	Graham Holdings Company	Stride
Bright Horizons Family Solutions LLC	John Wiley & Sons	Universal Technical Institute
Brookdale Senior Living Inc.	Laureate Education	Udemy
Chegg	MEDNAX, Inc.	

Section 4: Our Compensation Program and FY25 Results

ANNUAL BASE SALARY

Annual base salaries for NEOs are intended to reflect the scope of their responsibilities, the experience they bring to their roles and current market compensation for similar roles of other executives of companies that are peers of Adtalem. Once established, and under normal business conditions, base salaries are reviewed annually for adjustment to reflect the executive's prior performance and respond to changes in market conditions. The table below lists the seven criteria the Compensation Committee uses to determine changes to salary from one year to the next.

Base salary adjustments are made based on seven criteria:

1 Adtalem's overall financial performance compared to operating plan

2 Executive's performance against established individual goals and objectives

3 Executive's effectiveness in instilling a culture of academic quality, teamwork, student service and integrity

4 Executive's expected future contributions

5 Comparison to peer group and other available market data

6 Merit increase parameters set for all employees in the organization

7 Discretion based on interaction and observation throughout the year

2025 COMPENSATION DECISIONS AND ACTIONS

Key FY25 Compensation Decisions

FY25 BASE SALARY RESULTS

Adtalem is committed to offering market competitive compensation to our key executives, including competitive base salaries. In FY25, the Board and/or the Compensation Committee maintained current base salary levels for Mr. Beard and all other NEOs, except for Mr. Phelan and Mr. Betz.

In 2024, the Board, based on the Compensation Committee's recommendation in consultation with Meridian, increased Mr. Phelan's base salary from $499,392 to $550,000. In February 2025, the Compensation Committee increased Mr. Betz's base salary from $550,800 to $650,000. The base salary of Mr. Phelan was increased by 10% to better align his salary with market competitive pay for other CFOs within our peer group, and the base salary of Mr. Betz was increased by 18% in connection with his expanded responsibilities as Chief Digital Officer, in addition to his role as President of Walden University.

	Stephen W. Beard	Robert J. Phelan	Douglas G. Beck	Michael Betz	Scott Liles
	($)	($)	($)	($)	($)
2025	1,000,000	550,000	535,806	650,000	537,500
2024	1,000,000	499,392	535,806	550,800	537,500
% Change over prior year	0%	10%	0%	18%	0%
Rationale		*Align with market*		*Assumption of new responsibilities*	

Annual Cash Incentive Compensation

The annual cash incentive, delivered through the MIP, provides the NEOs with the opportunity to earn rewards based on the achievement of organizational and institutional performance, as well as individual performance.

How the MIP Works

MIP target award opportunities for each NEO are set by the Compensation Committee, and in the case of Mr. Beard, by the independent members of the Board, based on factors including external surveys of peer company practices for positions with similar levels of responsibility. These targets, which are expressed as a percentage of base salary, are then reviewed at the beginning of each fiscal year based on updated market compensation data.

For FY25, the MIP target award opportunity for Mr. Beard was 125% of base salary and a target award opportunity ranging from 70% to 80% of base salary for the other NEOs. The target award opportunity for Mr. Betz was increased from 75% of base salary in FY24 to 80% of base salary in FY25 in connection with his dual role as President of Walden University and Chief Digital Officer.

For FY25, the financial performance measures for the MIP and the weightings of such measures were Adtalem revenue (45%) and adjusted earnings per share (55%) for Mr. Beard, Mr. Phelan, and Mr. Beck, and institution revenue (60%) and institution adjusted operating income (40%) for Mr. Betz and Mr. Liles. The financial performance measures were unchanged from FY24. In addition, there was no change to the structure and application of the individual performance component of the MIP. The individual performance modifier can adjust the MIP award determined based on the financial performance results by a factor that can range from 0% to 125%. The weightings of the financial performance measures and the application of an individual performance modifier are intended to place emphasis on the financial performance results while continuing to incorporate individual performance into the MIP award.

> **Creating a Strong Link to Pay-for-Performance**
>
> We believe the MIP payouts made to our NEOs for FY25 support our executive compensation objective of pay-for-performance by rewarding our NEOs to the extent they met or exceeded pre-established financial and individual performance goals.

Actual MIP awards can be higher or lower than the target opportunity based on the results of each financial performance measure. Performance below the threshold for the goal will result in no payment for that performance goal. Performance at or above threshold can earn an award ranging from 50% of the target amount to a maximum of 200% of the target amount for maximum performance.

In addition to the actual financial results achieved, the Compensation Committee, or the independent members of the Board in the case of Mr. Beard, also considers individual performance over the course of the fiscal year for each NEO and may increase or decrease the MIP award by applying an individual performance modifier of between 0% and 125%, which could result in a maximum MIP payout of 250% of the target amount. Individual performance goals that factor into the individual performance modifier reflect functional results and/or institution performance appropriate for the NEO, as well as academic outcomes, organizational strength, and the advancement of Adtalem's core values. Individual performance goals are designed to drive initiatives that support Adtalem's strategy and further align leadership with Adtalem's student-focused purpose.

The maximum amount of 250% of target aims to reward exceptional performance compared to expectations, over-delivery of strategic initiatives, and/or achievement of critical initiatives not contemplated at the time goals were set.

Actual earned MIP awards are determined after the fiscal year has ended and audited financial results have been completed (i.e., in the first quarter of the next fiscal year). Thus, MIP awards for FY25 were determined and paid in the early part of FY26, after the results for the fiscal year ended June 30, 2025, were confirmed. MIP financial performance measures and goals are typically set by the Compensation Committee in the first quarter of the year in which the performance is measured.

In measuring financial performance, the Compensation Committee may adjust results for certain unusual, non-recurring or other items to ensure the MIP rewards true operational performance as it is perceived by investors and as consistently measured. Appendix A details the adjustments made in the last three fiscal years.

In instances where an institution has not demonstrated performance commensurate with the potential award, the Compensation Committee may exercise negative discretion and reduce MIP payouts for individuals with oversight over the applicable institution. In the case of acquisitions and dispositions, the Compensation Committee generally does not include revenue, and corresponding earnings per share or operating income, in its evaluation of achievement against targets unless such expected revenue, and corresponding earnings per share or operating income, had been factored into the performance target. Similarly, revenue, and corresponding earnings per-share or operating income performance is typically adjusted for dispositions during the year.

The percentages assigned to the financial performance measures for each NEO for FY25 are as follows:

Name	Adtalem Revenue	Adtalem Adj. Earnings Per Share	Institution Revenue	Institution Adj. Operating Income [1]
Stephen W. Beard	45%	55%		
Robert J. Phelan	45%	55%		
Douglas G. Beck	45%	55%		
Michael Betz			60%	40%
Scott Liles			60%	40%

[1] The revenue and adjusted operating income for Mr. Betz was based on Walden University and the revenue and adjusted operating income for Mr. Liles was based on the Medical/Veterinary segment.

> **MIP Performance Measures**
>
> The Compensation Committee determined that Adtalem revenue and adjusted earnings per share, along with institution revenue and adjusted operating income, effectively balance top-line revenue growth and bottom-line profitability and results, and are the most appropriate short-term metrics to support our business objectives.

2025 Performance Goals

Financial goals set for our MIP participants are derived from Adtalem's fiscal year operating plans, which are recommended by Adtalem's executive management team and approved by the Board at the beginning of each fiscal year. For FY25, these plans translated to financial performance goals of $1,730 million of revenue and $6.04 of adjusted earnings per share.

| | Plan | | |
Metric	Threshold	Target	Maximum
Adtalem Revenue	$ 1,585	$ 1,730	$ 2,076
Adtalem Adjusted EPS	$ 5.01	$ 6.04	$ 8.46

The FY25 revenue target under the MIP was $1,730 million, 9.2% higher than FY24 actual results of $1,585 million. This target reflected expected growth from all three reportable segments. The FY25 adjusted earnings per share target goal under the MIP was $6.04, 20.6% higher than FY24 actual results of $5.01.

The Compensation Committee considers the company's performance goals to represent the best estimate of what the organization could deliver if management, individually and collectively, were to materially satisfy its goals and objectives for the year. All goals are designed to be aggressive yet achievable, with the expectation that it would take extraordinary performance on the part of management to exceed them to the extent necessary to yield maximum incentive payouts under the MIP. Revenue and EPS maximums under the FY25 MIP plan were set more aggressively than in FY24 to reflect our enhanced performance expectations at both the enterprise and institution levels.

The Compensation Committee approves individual performance goals and objectives for the CEO at the beginning of each fiscal year. The CEO also works collaboratively with the other NEOs in developing their respective individual performance goals and in assigning weightings to such goals to place additional emphasis on higher priorities. Individual performance goals are factors in determining base salary adjustments, annual cash incentive compensation, and future awards of long-term incentive compensation. Individual performance goals intentionally include elements that can be rated objectively as well as, to a lesser extent, elements that are of a subjective nature. Individual performance goals are used to drive stretch performance across a broad range of areas considered critical to our strategy and purpose. This mix of objective and subjective criteria allows the evaluator — the independent members of the Board in the case of the CEO, and the CEO with input and approval from the Compensation Committee in the case of the other NEOs — to assess the individual's performance against objective criteria, while utilizing his or her discretion to make adjustments based on the individual's perceived contributions and other subjective criteria.

A summary of the primary FY25 individual performance goals and objectives established for each of our NEOs follows:

Stephen W. Beard (Chairman and Chief Executive Officer)	• Achieve FY25 operating metrics, including revenue increase YoY • Sustain company-wide enrollment growth • Enhance shareholder value and market valuation • Expand workforce pipelines
Robert J. Phelan (Senior Vice President, Chief Financial Officer)	• Deliver financial growth • Improve profitability and enhance cash flow • Optimize capital allocation through successful execution of share repurchase programs • Strengthen liquidity by upsizing and extending credit facility
Douglas G. Beck (Senior Vice President, General Counsel, Corporate Secretary and Institutional Support Services)	• Strengthen relationships with Adtalem's institutional accreditors • Enhance relationship with Department of Education • Reduce regulatory risk • Improve ISS performance while reducing operating expenses • Enhance student support
Michael Betz (President, Walden University and Chief Digital Officer)	• Achieve Walden University financial results • Increase Walden's enrollment and improve persistence and graduation rates • Drive academic innovation through the launch of new programs • Advance digital transformation and build technology leadership
Scott Liles (President, Medical and Veterinary)	• Achieve YoY enrollment growth in Med/Vet • Improve student outcomes in USMLE and NAVLE pass rates • Implement team reorganization and accelerate growth

Proposal No. 3 Say-on-pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers ("NEOs")

FY25 MIP Decisions

Based on an evaluation of organizational performance relative to MIP measures set at the beginning of FY25, the final MIP awards for Mr. Beard, Mr. Phelan and Mr. Beck were based on the following financial results, as adjusted for special items described in Appendix A:

- Adtalem achieved 103.4% performance relative to Plan which resulted in a payout of 116.9 % for the FY25 revenue component; and

- Adtalem achieved 110.4% performance relative to Plan which resulted in a payout of 126.1% for the FY25 adjusted earnings per share component.

- These results not only exceeded our targets established for the MIP, they also doubled the expectations set by our June 2023 investor day targets.



*   Adjusted results exclude impact of special items. See Appendix A for a reconciliation to reported results.

Based on an evaluation of institutional performance relative to MIP measures set at the beginning of FY25, the final MIP awards for Mr. Betz and Mr. Liles were based on the following financial results for Walden and Med/Vet, respectively.

- Walden achieved 107.5% performance relative to Plan which resulted in a payout of 137.3% for the FY25 revenue component; and

- Walden achieved 115.5% performance relative to Plan which resulted in a payout of 138.9% for the FY25 adjusted operating income component.

- Med/Vet achieved 99.9% performance relative to Plan which resulted in a payout of 98.8 % for the FY25 revenue component; and

- Med/Vet achieved 95.4% performance relative to Plan which resulted in a payout of 63.9% for the FY25 adjusted operating income component.

The table below shows the threshold, target, and maximum goals for revenue and adjusted earnings per share under the FY25 MIP, the performance achieved, and the resulting payout. Because we believe that the Walden and Med/Vet revenue and operating income targets utilized for the MIP are competitively sensitive and that their disclosure would result in competitive harm, they are not disclosed. The Compensation Committee considered the ability to meet or exceed these segment-level targets to be at least as challenging as the performance targets for the Company as a whole.

Metric	Target Award Opportunity (Weighting)	Plan Threshold	Plan Target	Plan Maximum	Actual Results (excluding special items)[1]	Performance Relative to Plan	Payout as % of Target
Adtalem Revenue	45%	$ 1,585	$ 1,730	$ 2,076	$ 1,788	103.4%	116.9%
Adtalem Adjusted EPS	55%	$ 5.01	$ 6.04	$ 8.46	$ 6.67	110.4%	126.1%
Organization Performance	100%					107.7%	122.0%

[1] See Appendix A for a reconciliation to reported results.

Final MIP award calculations also took into consideration evaluations of individual performance for each NEO during the fiscal year. In the case of each of the NEOs, including Mr. Beard, the MIP award calculations included the application of an individual performance modifier which were 125% for Mr. Beard, 95% for Mr. Phelan, 100% for Mr. Beck, 125% for Mr. Betz, and 110% for Mr. Liles. The independent directors, in the case of Mr. Beard, and the Compensation Committee, in the case of the other NEOs and taking into account the recommendations of Mr. Beard, determined that the individual performance modifiers were appropriate based on the individual performance and contributions of each of the NEOs in FY25 as described below. Based on all of these applicable factors, the Compensation Committee approved the following MIP awards to the NEOs :

Name	Annual Target as a Percentage of Base Salary	Target Award Opportunity	Actual Award	Percent of Target Earned
Stephen W. Beard	125%	$ 1,250,000	$ 1,905,625	152%
Robert J. Phelan	80%	$ 433,012	$ 501,696	116%
Douglas G. Beck	70%	$ 375,064	$ 457,428	122%
Michael Betz	80%	$ 520,000	$ 896,610	172%
Scott Liles	75%	$ 403,125	$ 376,212	93%

Set forth below, as an example of the MIP calculation for NEOs, is a summary of the calculation of the FY25 award for Mr. Beard:

Metric	Target Award Opportunity (Weighting)	Target	Performance Achieved (Excluding Special Items)	Performance Relative to Target	Payout as a % of Target Award Opportunity Based on Performance Relative to Target	Target Award Opportunity (Amount)	Actual Award
Adtalem Revenue	45%	$ 1,730	$ 1,788	103.4%	116.9%	$ 562,500	$ 657,563
Adtalem Adjusted EPS	55%	$ 6.04	$ 6.67	110.4%	126.1%	$ 687,500	$ 866,938
Organizational Performance	100%				122.0%	$ 1,250,000	$ 1,524,500
Individual Performance Modifier					1.25x	$ —	$ 381,125
Total					213.0%	$ 1,250,000	$ 1,905,625

In reviewing Mr. Beard's performance, the independent members of the Board conducted a comprehensive evaluation against each of his individual goals and industry peers and norms. The Board determined that the application of a 125% individual performance modifier was not only warranted, but essential given the exceptional financial, operational and strategic results achieved during FY25. This modifier reflects Mr. Beard's leadership in delivering performance that significantly exceeded the Board's ambitious targets, while simultaneously leading industry benchmarks and peer comparisons across all key metrics.

The Board's assessment recognized that Mr. Beard's execution of the GwP strategy represented a transformational achievement that marked a critical inflection point in Adtalem's growth trajectory. His leadership drove results that validated the compound benefits of years of strategic foundation-laying while positioning the company as a systemically important partner to the U.S. healthcare system. The exceptional nature of these accomplishments, detailed below, demonstrates the caliber of leadership that distinguishes Adtalem in the marketplace and creates sustained value for all stakeholders.

Stephen W. Beard

- Successfully executed on the second year of our Growth with Purpose strategy, beating analyst consensus every quarter of FY25 while raising guidance each quarter
- Achieved Company-wide enrollment growth of 10.7% YoY
- Delivered total shareholder return of 86.5%, outperforming key peers
- Led company to all-time high stock price of $140.12 (May 2025)
- Announced SSM Health partnership establishing Aspiring Nurses Program to create over 400-nurse annual pipeline
- Secured Sallie Mae Letter Of Intent for alternative student financing pathways addressing One Big Beautiful Bill Act regulatory changes
- Positioned Walden and Chamberlain as "Opportunity Colleges and Universities" in 2025 Carnegie Classification

In determining MIP awards for the other NEOs, the Compensation Committee evaluated the NEOs against their individual goals taking into consideration the following performance highlights:

Robert J. Phelan

- Delivered revenue of $1,788M (+12.9% YoY) and Adjusted EPS of $6.67 (+33% YoY)
- Achieved Adjusted EBITDA of $460M (+21.8% YoY) with margin expansion of 190 basis points
- Generated free cash flow of $283M, increasing $44M over prior year
- Completed execution of $300M share repurchase program on average price of $91.21 in FY25
- Secured oversubscribed credit facility commitment on $500M request
- Reduced debt servicing costs by 75 basis points through term loan repricing

Douglas G. Beck

Legal/Regulatory Affairs:

- Strengthened our relationships with Adtalem institution accreditors
- Achieved Department of Education letter of credit reductions for Adtalem institutions
- Established productive relationships with new Department of Education administration leadership

ISS Operations

- Reduced ISS operating expenses while improving service level agreement (SLAs) compliance YoY and reducing wait times across key SLAs
- Administered $2 billion in Title IV funds with 75% reduction in audit findings
- Reduced financial advising call wait times through strategic management of the function

Michael Betz

Walden:

- Achieved second consecutive year of double-digit revenue growth with expanding operating margins
- Increased student NPS scores from 42 to 48
- Improved persistence and graduation rates across all degree levels despite enrollment growth
- Launched 7+ program innovations sustaining double-digit enrollment expansion

Digital

- Completed key platform upgrades for Chamberlain and Med/Vet
- Recruited three new VPS for software development, data/reporting, and AI
- Established enterprise AI governance framework enabling rapid deployment across business units
- Scaled key programs as shared capabilities across Adtalem

Scott Liles

- Achieved first YoY enrollment growth in Med/Vet in approximately 6 years
- Improved USMLE, Step 1 pass rates
- Delivered highest NAVLE pass rate in 5 years
- Secured #1 ranking in total veterinary residency placement nationally
- Restructured leadership team to drive sustainable performance improvement

ANNUAL INCENTIVE RESULTS

For Mr. Beard, Mr. Phelan, and Mr. Beck, the FY25 MIP award was based on financial performance at Adtalem (45% based on Adtalem revenue and 55% based on Adtalem adjusted earnings per share). For Mr. Betz, as the President of Walden University and Chief Digital Officer, the FY25 MIP award was based on financial performance at Walden University (60% based on Walden University revenue and 40% based on Walden University adjusted operating income). For Mr. Liles, as the President, Medical & Veterinary the FY25 MIP award was based on the financial performance at Med/Vet (60% based on Med/Vet revenue and 40% based on Med/Vet adjusted operating income). The resulting MIP award for Mr. Beard and the other NEOs, as determined based on the respective financial performance, was then adjusted for individual performance by an individual performance modifier which can range from 0% to 125%.

Awards under the FY25 MIP for financial performance as a percentage of MIP target were earned at 152% of the MIP target for Mr. Beard, 116% for Mr. Phelan, 122% for Mr. Beck, 172% for Mr. Betz, and 93% for Mr. Liles. The MIP awards as determined based on financial performance for Mr. Beard and the other NEOs were then each adjusted by an individual performance modifier to reflect individual performance. The individual performance modifiers were 125% for Mr. Beard, 95% for Mr. Phelan, 100% for Mr. Beck, 125% for Mr. Betz, and 110% for Mr. Liles.

	Stephen W. Beard	Robert J. Phelan	Douglas G. Beck	Michael Betz	Scott Liles[1]
	($)	($)	($)	($)	($)
2025					
Target Award	1,250,000	433,012	375,064	520,000	403,125
Earned	1,905,625	501,696	457,428	896,610	376,212
% Achievement	152%	116%	122%	172%	93%
2024					
Target Award	1,250,000	399,514	375,064	413,100	132,534
Earned	2,666,563	647,719	704,093	991,440	70,276
% Achievement	213%	162%	188%	240%	60%

(1)   Liles had prorated MIP based on 4/1/2024 start date.

Long-Term Incentive Compensation

Long-term incentive compensation at Adtalem consists of different forms of equity-based awards. A significant portion of the equity-based awards granted under the annual long-term incentive program (60% of the executive officers' annual awards) is granted in the form of PSUs with the remaining 40% granted in the form of RSUs. The Compensation Committee targets the value of long-term incentive compensation for NEOs to represent a substantial percentage of their total compensation opportunity. These incentives are intended to serve three complementary objectives of our compensation program:



1 Align executives' long-term interests with those of our shareholders;

2 Drive achievement of and reward executives for the delivery of long-term business results; and

3 Promote long-term retention of key executives who are critical to our operations.

In FY26, we expect an even more significant portion of long-term incentive compensation for our executive officers to be tied to performance. The Board intends that FY26 equity awards for the CEO will be comprised of 100% PSUs, and that FY26 awards for other NEOs will be comprised of 70% PSUs. This will further enhance the connection between pay and long-term performance and will align leaders' interests more closely to those of our shareholders and other key stakeholders.

How the Long-Term Incentive Plan Works

The Compensation Committee granted equity-based awards to each of the NEOs, including Mr. Beard, in November 2024 in the form of RSUs and PSUs based on both retrospective and prospective considerations and organizational and individual considerations. The grants were made in November 2024 to give the leadership team and the Compensation Committee time to complete Adtalem's long-term strategic plan and set goals that would achieve the long-term strategic plan and that properly aligned management and shareholder interests. The Compensation Committee considered the same seven criteria described in the "Annual Base Salary Review" section above in determining the amount of these awards. Annual equity awards were delivered through a mix of RSUs and PSUs to provide a reasonable balance to the equity portfolio. All of the NEOs, including Mr. Beard, received an equity-based award with 60% of the long-term incentive opportunity granted as PSUs and 40% of the long-term incentive opportunity granted as RSUs.

Restricted Stock Units (RSUs): RSUs align the interests of management with those of shareholders and reward long-term value creation. To promote retention, RSUs vest in equal annual installments over a three-year period beginning on the first anniversary of the grant date, subject to the NEO's continuous service at Adtalem.

Performance Share Units (PSUs): PSUs are designed to reward strong performance based on two financial performance measures. For FY25, the Compensation Committee again selected revenue growth and adjusted EBITDA margin as the financial performance measures to focus executives on growth and profitability. In FY25, PSUs granted to the NEOs were split equally among these two financial performance measures. These PSUs vest after three years based on the achievement of revenue growth and EBITDA margin performance as compared to the goals set by the Compensation Committee based on performance averaged over the three-year period. The goals for the PSUs are based on the multi-year strategic plan. In some cases, stretch goals are built in to help bridge to anticipated future year targets to ensure we are appropriately working towards our long-term strategic plan.

> **Focusing on Long-Term Results**
>
> The Compensation Committee believes that long-term equity compensation is an important retention tool and, therefore, chose to use a three-year ratable vesting schedule for grants of RSUs and a three-year cliff vesting schedule for PSUs, to encourage longer-term focus and retention.

FY25 Long-Term Incentive Decisions

For FY25, NEOs received the following stock-based awards:

Name	Value of RSUs	Number of RSUs[1]	Value of PSUs[1]	Number of PSUs	2025 Long-Term Incentive Grant
Stephen W. Beard	$ 5,600,351	62,330	$ 8,399,178	93,480	$ 13,999,529
Robert J. Phelan	$ 379,167	4,220	$ 569,650	6,340	$ 948,817
Douglas G. Beck	$ 214,742	2,390	$ 321,664	3,580	$ 536,406
Michael Betz	$ 275,840	3,070	$ 413,310	4,600	$ 689,150
Scott Liles	$ 268,652	2,990	$ 402,528	4,480	$ 671,180

[1] Value reflects number of units awarded, multiplied by market price at the time of the grant.

Payouts from FY23 PSU Awards

PSU awards granted to Mr. Beard, Mr. Phelan, Mr. Beck, and Mr. Betz in November 2022 vested in August 2025. The PSU awards were split evenly between revenue growth and EBITDA margin targets over the three-year performance period. Mr. Liles did not receive similar PSUs in November 2022 because he was not employed at Adtalem at the time.

For the November 2022 PSUs, the payout earned for revenue growth was 200.0% of the target number of PSUs granted, reflecting a 3-year actual average revenue growth of 7.16%, and the payout earned for EBITDA margin was 86.0% of the target number of PSUs granted, reflecting a 3-year actual average EBITDA margin of 24.4%. Based on these results, the combined weighted payout for the November 2022 PSUs was 143%. The tables below show the performance measures and targets established for the November 2022 PSUs, the performance achieved, and the resulting payout.

		Performance Goals				
		Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	Actual Achieved	Payout as % of Target
Revenue Growth	FY23-25 (3-year average)	2.10%	2.33%	2.57% — 7.16%	7.16%	200%
EBITDA Margin	FY23-25 (3-year average)	22.6% — 24.4%	25.1%	27.6%	24.4%	86%

Payouts from Special Supplemental Long-Term Incentive Program

In connection with GwP, the Compensation Committee provided supplemental compensation opportunities to a select group of Adtalem employees to motivate and reward the successful execution of GwP, a multi-year, operational excellence-focused strategy designed to accelerate Adtalem's performance and extend its dominant market position. To further this objective — and to strengthen the alignment of management's and shareholders' interests and motivate and retain personnel critical to the execution of GwP — the Compensation Committee approved a special supplemental incentive program, the GwP Incentive Program, in early FY24. The program was designed to reward participating employees for achieving specific transformation initiatives and superior financial results that would result in a step change in the organic growth trajectory of the business and value of the company for which there is no recent precedent in Adtalem's history. The GwP transformation strategy seeks to drive significantly higher enrollment, expand the scale of Adtalem's educational platform, deliver record levels of profitability and drive substantial long-term value creation for shareholders.

For management to earn these supplemental compensation opportunities, Adtalem would need to deliver industry-leading financial results, exceeding those which would be generated by achievement of the FY23 PSU targets alone. We are pleased to have delivered these exceptional results at the end of FY25.

Proposal No. 3 Say-on-pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers ("NEOs")

The GwP Incentive Program for our NEOs was based on a two-year performance period covering FY24 and FY25. Each of Adtalem's current executive officers, including Mr. Beard and the other NEOs, were participants in this program, which provided for a grant of PSUs equal in value to 50% of the executive officer's FY24 annual long-term incentive award target opportunity as shown in the table below. For any executive officer hired after the initial grant date, such officer received a pro-rated PSU award based on date of hire.

NEO	GwP PSU Grant Value	GwP Target # of PSUs[1]
Stephen W. Beard	$3,499,862	81,430
Robert J. Phelan	$499,428	11,620
Douglas G. Beck	$227,794	5,300
Michael Betz	$275,502	6,410
Scott Liles	$168,227	3,690

[1] PSUs were granted on August 23, 2023 based on Adtalem share price of $42.98 for Mr. Beard, Mr. Phelan, Mr. Beck, and Mr. Betz. The PSUs were granted to Mr. Liles on April 15, 2024, based on Adtalem share price of $45.59, and prorated based on program entry date.

In designing the GwP Incentive Program, the Compensation Committee intended to incentivize management to substantially increase the company's revenue and adjusted EBITDA above the company's historical level of performance and above the already-ambitious targets set by the regular PSU program. The Compensation Committee intended that this substantial increase in performance would lead to a commensurate increase in the value of the company. The Compensation Committee elected to grant the awards to executive officers solely in PSUs to drive performance, strengthen alignment with shareholders, support enhanced share ownership and be consistent with the Compensation Committee's focus on pay-for-performance.

To that end, PSUs were earned based on the achievement of two equally weighted measures: revenue and adjusted EBITDA margin. Payouts were based upon actual financial performance as measured following the completion of FY25 and vested on August 23, 2025. All PSUs granted to executive officers were earned for delivery of results that exceeded the target performance criteria for the award.

As with the PSUs that are granted annually under Adtalem's long-term incentive program, the PSUs granted under the GwP Incentive Program provided for no payout if actual financial performance was below threshold and for an increased payout if financial performance was above target (up to 200% of the target number of PSUs granted). Although the financial performance measures for the GwP Incentive Program PSUs are similar to those for the annual PSUs that were granted in FY23, the GwP Incentive Program was designed to be supplemental to the annual PSU program and, accordingly, was based on the achievement of highly challenging performance goals that reflected substantially higher levels of revenue and adjusted EBITDA as of the end of FY25 versus the levels implied by the targets set for the FY23-25 PSUs.

For participants to receive a payout of the PSUs granted to them under the GwP Incentive Program, Adtalem's financial performance for revenue and adjusted EBITDA had to exceed the already-ambitious goals implied by those annual PSUs, which were set prior to implementation of our GwP strategy, and achieve the even higher level of performance implied by the goals under the GwP Incentive Program.

For the GwP supplemental awards, the actual revenue achievement exceeded the plan maximum by $74 million, which resulted in a payout of 200% of the target number of Revenue PSUs granted. The actual adjusted EBITDA margin achievement exceeded target by 100 bps, which resulted in a payout of 171% of the target number of Adjusted EBITDA margin PSUs granted. Based on these results, the combined weighted payout for the GwP PSUs was 186%. The tables below show the performance measures and targets established for the GwP PSUs, the performance achieved and the resulting payout.

	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	Results	Payout as % of Target
GwP Revenue PSUs	$1,634M	$1,662M	**$1,788M** $1,712M	$1,788M	200%
GwP Adjusted EBITDA Margin PSUs	24.0%	24.7%	**25.7%** 26.1%	25.7%	171%
				Overall weighted payout:	186%

Proposal No. 3 Say-on-pay: Advisory Vote to Approve the Compensation of Our Named Executive Officers ("NEOs")

During the GwP performance period of FY24 and FY25, Adtalem generated over $200 million in incremental revenue and over $28 million in incremental adjusted EBITDA above what it would have generated during that period had management achieved the maximum payout level of the regular FY23-25 PSU's. Revenue and adjusted EBITDA growth from FY23 to FY25 are even more dramatic: $337 million in incremental revenue and $120 million in incremental adjusted EBITDA.

During the GwP performance period, the market capitalization of Adtalem grew from $1.45 billion to $4.65 billion—a more than threefold increase. This exceptional performance translated directly to shareholders: a $100 investment in Adtalem's equity has delivered extraordinary returns, generating a five-year cumulative total return of +297% for an ending value of $397 on June 30, 2025. The GwP Incentive Program incentivized management to achieve this superior level of performance.

The GwP Incentive Program was specifically designed to drive superior performance by incentivizing management to lead our successful strategic transformation focused on achieving key operational and financial targets by the end of FY25- the pivotal year within our multi-year business transformation.

The Compensation Committee views the GwP Incentive Program as an appropriate structure aligned to support Adtalem's current strategic objectives and align executive compensation results with the outstanding results achieved for shareholders.

Section 5: Other Compensation Programs and Policies

DEFERRED COMPENSATION

Adtalem maintains the Nonqualified Deferred Compensation Plan that allows certain employees, including the NEOs, to defer up to 50% of salary and 100% of the MIP compensation until termination of service or certain other specified dates. Adtalem credits matching contributions to participants' accounts to the extent they have elected to defer the maximum contributions under Adtalem's Retirement Plan, which is a 401(k) plan, and their matching contributions are limited by the Internal Revenue Code of 1986, as amended (the "Code") provisions.

The Nonqualified Deferred Compensation Plan enables the NEOs and other eligible employees with a certain level of annual compensation to save a portion of their income for retirement on a scale consistent with other employees not subject to IRS limits.

Adtalem has elected to fund its Nonqualified Deferred Compensation Plan obligations through a rabbi trust. The rabbi trust is subject to creditor claims in the event of an insolvency, but the assets held in the rabbi trust are not available for general corporate purposes. Participants have an unsecured contractual commitment by Adtalem to pay the amounts due under the Nonqualified Deferred Compensation Plan.

The value of deferred compensation amounts is quantified each year, and this program is periodically reviewed for its competitiveness.

OTHER BENEFITS

NEOs are eligible to participate in a number of broad-based benefit programs, which are the same ones offered to most employees at Adtalem, including health, disability, and life insurance programs.

We do not offer a defined benefit pension plan, and, therefore, our Retirement Plan and the Nonqualified Deferred Compensation Plan are the only retirement savings vehicles for executives.

In general, we do not provide benefits or perquisites to our NEOs that are not available to other employees, with the exception of personal financial planning services, executive physicals and a parking benefit.

Benefits and perquisites make up the smallest portion of each NEO's total compensation package. The nature and quantity of perquisites provided by Adtalem did not change materially in FY25 versus 2024, consistent with our philosophy that benefits and perquisites should not represent a meaningful component of our compensation program. The Compensation Committee periodically reviews the benefit and perquisite program to determine if adjustments are appropriate.

The "All Other Compensation" column of the 2025 Summary Compensation Table shows the amounts of benefit and perquisite compensation we provided for FY23, FY24, and FY25 to each of the NEOs.

EMPLOYMENT AGREEMENTS

Adtalem has entered into employment agreements with each NEO that provide for:

- Initial annual base salary, subject to annual increases (no decreases except in the case of an across-the-board reduction affecting all executives equally);

- Annual cash incentive opportunity under the MIP, targeted at a percentage of base salary;

- Eligibility to receive annual equity awards under Adtalem's equity award plans;

- Reimbursement of expenses consistent with Adtalem's policy in effect at the time; and

- Severance benefits that will be provided upon certain terminations of employment, as further described on page 69 under the caption "2025 Potential Payments Upon Termination or Change-in-Control."

Employment Agreements

Employment agreements provide NEOs with a defined level of financial protection upon loss of employment. Adtalem believes that providing for such income continuity facilitates the hiring of qualified executives and results in greater management stability and lower unwanted management turnover.

The Compensation Committee believes that the employment agreements provide:

- Security and incentives that help retain and attract top executives;

- Greater ability for Adtalem to retain key executives following an extraordinary corporate transaction; and

- Benefits to Adtalem, including non-competition and non-solicitation covenants by NEOs.

SEPARATION AGREEMENTS

Change-in-Control

Adtalem provides benefits to its NEOs upon termination of employment from Adtalem in specific circumstances. These benefits are in addition to the benefits to which these NEOs would be generally entitled upon a termination of employment (e.g., vested retirement benefits accrued as of the date of termination, stock-based awards that are vested as of the date of termination and the right to elect continued health coverage pursuant to COBRA). In addition, Adtalem's equity compensation plans, and the award agreements used to implement them, provide for accelerated vesting of outstanding equity awards in the event of a change-in-control of Adtalem, only in the event (a) Adtalem (or its successor) ceases to be publicly traded, (b) the successor to Adtalem fails to assume outstanding awards or to issue new awards in replacement of outstanding awards, or (c) if the participant is terminated without cause or resigns for good reason within two years following the change-in-control.

See "2025 Potential Payments Upon Termination or Change-in-Control" beginning on page 69 for a detailed description of potential payments and benefits to the NEOs under Adtalem's compensation plans and arrangements upon termination of employment or a change of control of Adtalem.

OTHER EXECUTIVE COMPENSATION CONSIDERATIONS AND POLICIES

Stock Ownership Guidelines

Stock ownership guidelines have been in place for our directors and executive officers since 2010 and are intended to align their interests with our shareholders by requiring them to maintain a significant ownership interest in the company. Each of our non-employee directors are expected to maintain ownership of Adtalem Common Stock valued at or equal to five times their annual retainer.

For FY25, required ownership levels for the CEO and all other executive officers, except for the CFO, were increased to foster enhanced alignment with shareholder interests. The stock ownership guideline for the CEO was increased from 5 times base salary to 8 times base salary, and the stock ownership guideline for the other executive officers, except for the CFO, was increased from 1 ½ to 3 times base salary (to align with the existing guideline for the CFO). The current guidelines are summarized in the table below:

> **Linking Compensation to Stock Performance**
>
> Stock ownership guidelines tie the compensation of the NEOs to our stock performance, since the increase or decrease in our stock price impacts their personal holdings. Currently, all NEOs and directors who are no longer subject to a phase-in period have met the minimum ownership requirements.

Position	NEOs	Number of Shares Equivalent to:
Chief Executive Officer	Stephen W. Beard	8 times base salary
Chief Financial Officer	Robert J. Phelan	3 times base salary
All other executive officers	Douglas G. Beck, Michael Betz and Scott Liles	3 times base salary

Our directors and executive officers have five years following their initial election, date of appointment or promotion to an executive officer position, as the case may be, to achieve their stock ownership level.

Shares that count toward satisfaction of the guidelines include Adtalem's Common Stock directly and/or beneficially owned, Adtalem's Common Stock held in Adtalem's Retirement Plan, Adtalem's Common Stock held in Adtalem's Nonqualified Deferred Compensation Plan, and the pre-tax value of unvested RSUs. Shares that do not count towards satisfaction of the guidelines include unvested PSUs and stock options.

Our stock ownership guidelines are deemed to continue to be met by an individual who has achieved the required ownership level but then falls below solely due to a decline in Adtalem's stock price. Absent extenuating circumstances, executives who have not yet met the guidelines at the end of their five-year phase-in period are required to retain, until the guidelines are satisfied, 100% of the after-tax shares received from option exercises or the vesting of RSUs or PSUs.

INCENTIVE COMPENSATION RECOUPMENT POLICY

In November 2023, in accordance with NYSE listing rules, our Compensation Committee and Board adopted our Incentive Compensation Recovery Policy (the "Recovery Policy"). The Recovery Policy provides that we will seek to recover, on a no-fault basis, erroneously awarded incentive-based compensation received by any current or former executive officer during the three-year period preceding the date on which we are required to prepare an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were not corrected in the current period or left uncorrected in the current period.

In addition, our Recovery Policy permits recovery of incentive compensation if an officer violates a restrictive covenant or causes reputational damage to the Company. Although this goes beyond what is required by the SEC and NYSE, it further protects the Company and its shareholders. The Board retains sole discretion whether to seek recoupment in these instances.

The full text of our Recovery Policy can be found at atge_incentive_compensation_recovery_policy_nov2023.pdf (adtalem.com). It can also be found as Exhibit 97.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2024.

In addition, our equity award agreements authorize the Compensation Committee in its sole discretion to recoup from any officer receiving an equity award the portion of an award that was granted, vested, otherwise settled based on financial results that were restated due to the conduct of the officer that was knowing, intentionally fraudulent or illegal.

DEDUCTIBILITY OF COMPENSATION

Adtalem analyzes the overall expense arising from aggregate executive compensation, as well as the accounting and tax treatment of such programs. Section 162(m) of the Code generally disallows a tax deduction to publicly traded companies for certain compensation in excess of $1 million per year paid to "covered employees." "Covered employees" include the Chief Executive Officer, the Chief Financial Officer, and the three other most highly compensated officers. Historically, the company's compensation plans were structured so that compensation would be performance-based and deductible under Section 162(m) of the Code. However, The Tax Cuts and Jobs Act enacted on December 22, 2017 eliminated the performance-based compensation exemption from the Section 162(m) $1 million per year dollar deduction limit, with an exception for certain "grandfathered agreements" in effect on November 2, 2017.

Although the Compensation Committee has not adopted a formal policy regarding tax deductibility of compensation paid to our executive officers, it continues to view deductibility as one of many factors to be considered in the context of its overall compensation philosophy. Accordingly, the Compensation Committee reserves the right to approve as it deems appropriate and in the best interests of Adtalem compensation arrangements for executive officers that are not fully deductible.

COMPENSATION RISK ANALYSIS

The Compensation Committee, with the assistance of Meridian as its consultant, conducted an annual assessment of our compensation program to ensure it does not encourage unnecessary or excessive risk taking that could have an adverse effect on Adtalem.

The risk assessment covered all compensation programs, including those in which our top executives and NEOs participate.

Through this process, the Compensation Committee concluded that Adtalem's compensation programs do not encourage behaviors that could create material risk to the organization. More specifically, the Compensation Committee concluded that:

1 Adtalem's compensation programs are well-designed to encourage behaviors aligned with the long-term interests of shareholders and to align pay with organizational and individual performance.

2 There is appropriate balance in the executive compensation program structure to mitigate compensation-related risk with fixed and variable pay, cash and equity, corporate and business unit goals, financial and non-financial goals, and formulas and discretion.

3 The Compensation Committee has approved policies to mitigate compensation risk, including robust stock ownership guidelines, insider-trading prohibitions, hedging and pledging prohibitions, capped awards and clawbacks.

4 Additionally, the Compensation Committee exercises an appropriate level of independent oversight into compensation decisions and related risk.

Prohibition on Hedging and Pledging

Our insider trading policy, which governs trading in our securities by our directors, officers and employees, and is designed to promote compliance with insider trading laws, rules, and regulations, and applicable exchange listing standards, also prohibits employees and directors from engaging in any transaction that is designed to hedge or offset any decrease in the market value of equity securities issued by Adtalem. In addition, except as expressly approved by our general counsel, employees and directors may not hold Adtalem securities in a margin account or pledge Adtalem securities as collateral for a loan. None of our executive officers or directors have requested approval to hold Adtalem securities in a margin account or to pledge Adtalem securities.

Section 6: Compensation Committee Report

The Compensation Committee of the Board hereby furnishes the following report to the shareholders of Adtalem in accordance with rules adopted by the SEC. The Compensation Committee has reviewed and discussed the Compensation Discussion & Analysis of this Proxy Statement with Adtalem's management and based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion & Analysis be included in this Proxy Statement.

This report is submitted on behalf of the members of the Compensation Committee:

   

| **Michael W. Malafronte, Chair** | **William W. Burke** | **Liam Krehbiel** | **Sharon L. O'Keefe** |

The Compensation Committee Report set forth above does not constitute soliciting materials and should not be deemed incorporated by reference into any other Adtalem filing under the Securities Act or the Exchange Act, except to the extent that Adtalem specifically incorporates the Compensation Committee Report by reference.

Executive Compensation Tables

2025 SUMMARY COMPENSATION TABLE

This table shows the compensation of each of our NEOs for fiscal years ended June 30, 2025, 2024, and 2023.

Name and Principal Position	Fiscal Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Stephen W. Beard	2025	1,000,000	—	13,999,529	—	1,905,625	339,834	17,244,988
President and	2024	987,385	—	10,499,903	—	2,666,563	148,730	14,302,581
Chief Executive Officer	2023	949,846	—	5,808,957	—	1,205,839	89,452	8,054,094
Robert J. Phelan	2025	540,268	—	948,817	—	501,696	24,546	2,015,327
Senior Vice President and	2024	497,885	—	1,429,261	—	807,719	22,408	2,757,273
Chief Financial Officer	2023	506,585	—	929,694	—	528,743	22,044	1,987,066
Douglas G. Beck	2025	535,806	—	536,406	—	457,428	122,207	1,651,847
Senior Vice President, General Counsel,	2024	534,190	—	786,100	—	864,093	81,213	2,265,596
Corporate Secretary and Institutional Support Services	2023	543,523	—	498,567	—	502,505	61,977	1,606,572
Michael Betz	2025	648,092	250,000	689,150	—	896,610	111,049	2,594,901
President	2024	549,139	—	950,358	—	1,151,440	34,456	2,685,393
Walden University & Chief Digital Officer								
Scott Liles	2025	537,500	—	671,180	—	376,212	34,806	1,619,698
President								
Medical & Veterinary								

[1] This column shows the salaries paid by Adtalem to its NEOs in fiscal years 2025, 2024, and 2023. The following NEOs have elected to defer a portion of their salaries under the Nonqualified Deferred Compensation Plan: Mr. Beard ($420,502.55 for 2025, $169,322 for 2024, and $120,823 for 2023); Mr. Beck $120,692.82 for 2025, $56,228 for 2024, and $45,589 for 2023); and Mr. Betz ($215,483.43 for 2025 and $16,524 for 2024). Amounts shown are inclusive of these deferrals. The base salaries shown in 2025 and 2024 reflect 26 pay periods and the base salaries shown in 2023 reflect 27 pay periods.

[2] This column includes the $250,000 sign-on bonus paid to Mr. Betz in FY25 for taking on the increased responsibilities and new role as Chief Digital Officer.

[3] The amounts reported in the Stock Awards column represents the grant date fair value of awards of both RSUs and PSUs, which is an estimated value computed in accordance with FASB ASC Topic 718. The assumptions used for fiscal years 2025, 2024, and 2023 calculations can be found at Note 15: Stock-Based Compensation to our audited financial statements in Adtalem's Annual Report on Form 10-K for the year ended June 30, 2025, and Note 18: Stock-Based Compensation to our audited financial statements in Adtalem's Annual Report on Form 10-K for the years ended June 30, 2024 and June 30, 2023, respectively. The grant date fair values of the PSUs are based on the probable outcome of the performance conditions to which the PSUs are subject, and the shares the recipient would receive under such outcome. The 2025 Grants of Plan-Based Awards shows the values of PSU awards, assuming that the highest levels of the performance conditions are achieved. The grant date fair value of the 2025 annual PSUs is $89.85. The grant date fair value of the PSU awards assuming achievement of maximum performance would be: Mr. Beard – $16,798,356; Mr. Phelan – $1,139,300; Mr. Beck – $643,328; Mr. Betz – $826,620; and Mr. Liles – $805,056.

[4] The MIP compensation reported in this column was earned in fiscal years 2025, 2024, and 2023 and paid in fiscal years 2026, 2025, and 2024, respectively, based upon the MIP guidelines. Mr. Beard has elected to defer a portion of his MIP compensation under the Nonqualified Deferred Compensation Plan ($190,562.50), Mr. Beck ($45,742.83), Mr. Betz ($179,322), and Mr. Liles ($361,353.57). In addition to the MIP shown in this column, Mr. Phelan, and Mr. Beck each received $100,000 in FY23 and $160,000 in FY24, and Mr. Betz received $160,000 in FY24 related to the value capture bonus.

[5] The amounts indicated in the "all other compensation" column for 2025 include the following:

- Matching contributions credited under the Retirement Plan for Mr. Beard ($16,153.83); Mr. Phelan ($21,602.94); Mr. Beck ($20,700); Mr. Betz ($24,222.12); and Mr. Liles ($31,863.42).

- Company contributions credited under the Nonqualified Deferred Compensation Plan for Mr. Beard ($199,293.77); Mr. Beck ($53,693.94); and Mr. Betz ($71,834.41), as well as tax gross-up payments related to the Company's administrative error in the operation of the Nonqualified Deferred Compensation Plan in the amount of ($104,810) for Mr. Beard and ($31,741) for Mr. Beck.

- Group life insurance premiums paid by Adtalem for Mr. Beard ($1,242); Mr. Phelan ($2,934); Mr. Beck ($2,322); Mr. Betz ($1,242); and Mr. Liles ($2,943).

- Personal financial planning services for Mr. Beard ($18,335); Mr. Beck ($13,750); and Mr. Betz ($13,750).

Employment Agreements with Chief Executive Officer and Other Named Executive Officers

Adtalem has entered into employment agreements with each of its NEOs, which are described on pages 69-70 under the caption "Employment Agreements."

2025 GRANTS OF PLAN-BASED AWARDS

This table sets forth information regarding non-equity incentive plan awards and equity incentive plan awards granted to the NEOs in FY25.

Name / Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[5]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)[6]
	Threshold ($)[2]	Target ($)[3]	Maximum ($)[4]	Threshold (#)	Target (#)	Maximum (#)		
Stephen W. Beard								
	—	1,250,000	3,125,000					
11/13/2024				46,740	93,480	186,960		8,399,178
11/13/2024							62,330	5,600,351
Robert J. Phelan								
	—	433,012	1,082,530					
11/13/2024				3,170	6,340	12,680		569,650
11/13/2024							4,220	379,167
Douglas G. Beck								
	—	375,064	937,661					
11/13/2024				1,790	3,580	7,160		321,664
11/13/2024							2,390	214,742
Michael Betz								
	—	520,000	1,300,000					
11/13/2024				2,300	4,600	9,200		413,310
11/13/2024							3,070	275,840
Scott Liles								
	—	403,125	1,007,813					
11/13/2024				2,240	4,480	8,960		402,528
11/13/2024							2,990	268,652

[1] Payouts under the MIP were based on performance in FY25. Therefore, the information in the "Threshold," "Target," and "Maximum" columns reflect the range of potential payouts when the performance goals were set on August 21, 2024. The amounts actually paid under the MIP for FY25 appear in the "Non-Equity Incentive Plan Compensation" column of the 2025 Summary Compensation Table.

[2] Pursuant to the MIP, performance below a performance goal threshold will result in no payment with respect to that performance goal.

[3] The amount shown in this column represents the target incentive payment under the MIP, which is calculated as a set percentage of base salary.

[4] Pursuant to the MIP, the amount shown in this column represents the maximum incentive payment, 250% of the target.

[5] PSUs were granted under the 2013 Incentive Plan. The PSUs granted on November 13, 2024 were the regular annual PSUs based on the performance period FY25 through fiscal year 2027. The awards consist of 50% with a target based on revenue growth over a period of three fiscal years and 50% with a target based on EBITDA margin. PSUs will pay out 0% for below threshold performance, and between 50% of target payout for threshold performance and 200% of target for achieving maximum performance or above. Straight-line interpolation will be used to determine achievement between threshold and target.

[6] This column shows the grant date fair value of RSUs and PSUs (assuming payout at target value) granted on November 13, 2024 in FY25, computed in accordance with FASB ASC Topic 718, which was $89.85 for RSUs and annual PSUs.

2025 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

This table sets forth information for each NEO with respect to stock options, RSUs, and PSUs held by the NEOs as of June 30, 2025.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date[1]	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Stephen W. Beard	15,475	—	49.05	8/22/2028				
	21,550	—	43.39	8/28/2029				
	37,725	—	32.03	8/26/2030				
	55,031	18,344	37.79	9/8/2031				
					155,109	19,734,518	335,150	42,641,135
Robert J. Phelan	3,900	—	32.03	8/26/2030				
	1,968	657	36.46	8/25/2031				
					17,299	2,200,952	41,540	5,285,134
Douglas G. Beck	6,206	2,069	36.46	8/25/2031				
					8,812	1,121,151	22,180	2,821,961
Michael Betz	—	—	—	—				
					9,071	1,154,103	25,910	3,296,529
Scott Liles	—	—	—	—				
					5,184	659,560	8,170	1,039,469

[1] The table below details the vesting schedule for stock option grants based on the expiration date of the relevant grant. In general, option grants vest 25% on each of the first four anniversaries of the date of grant.

Option Expiration Dates	Grant Dates		Options Vesting Dates		
8/22/2028	8/22/2018	8/22/2019	8/22/2020	8/22/2021	8/22/2022
8/28/2029	8/28/2019	8/28/2020	8/28/2021	8/28/2022	8/28/2023
8/26/2030	8/26/2020	8/26/2021	8/26/2022	8/26/2023	8/26/2024
8/25/2031	8/25/2021	8/25/2022	8/25/2023	8/25/2024	8/25/2025
9/8/2031	9/8/2021	9/8/2022	9/8/2023	9/8/2024	9/8/2025

[2] The table below details the vesting schedule for RSUs, which vest 25% on each of the first four anniversaries of the date for awards granted prior to FY23. Beginning in FY23, RSUs vest 33% on each of the first three anniversaries of the date of grant. In addition to the annual grant, Mr. Liles received a RSU grant on April 15, 2024, as part of an initial sign-on award granted upon his appointment as President, Medical & Veterinary, which vests 33% on each of the first, second, and third anniversaries of the date of grant.

Name	Grant Date	Number of RSUs Vesting				
		Year 1	Year 2	Year 3	Year 4	Total
Stephen W. Beard	9/8/2021	—	—	—	29,215	29,215
Stephen W. Beard	8/24/2022	—	—	20,130	—	20,130
Stephen W. Beard	8/23/2023	—	21,717	21,717	—	43,434
Stephen W. Beard	11/13/2024	20,776	20,777	20,777	—	62,330
Robert J. Phelan	8/25/2021	—	—	—	390	390
Robert J. Phelan	11/10/2021	—	—	—	3,695	3,695
Robert J. Phelan	8/24/2022	—	—	3,220	—	3,220
Robert J. Phelan	8/23/2023	—	2,887	2,887	—	5,774
Robert J. Phelan	11/13/2024	1,406	1,407	1,407	—	4,220
Douglas G. Beck	8/25/2021	—	—	—	1,235	1,235
Douglas G. Beck	8/24/2022	—	—	1,727	—	1,727
Douglas G. Beck	8/23/2023	—	1,730	1,730	—	3,460
Douglas G. Beck	11/13/2024	796	797	797	—	2,390
Michael Betz	8/24/2022	—	—	1,814	—	1,814
Michael Betz	8/23/2023	—	2,093	2,094	—	4,187
Michael Betz	11/13/2024	1,023	1,023	1,024	—	3,070
Scott Liles	4/15/2024	—	1,097	1,097	—	2,194
Scott Liles	11/13/2024	996	997	997	—	2,990

[3] Represents the value derived by multiplying the number of shares of Common Stock covered by RSUs granted by $127.23 (the closing market price of Adtalem's Common Stock on June 30, 2025).

[4] The table below details the vesting schedule for PSUs. In general, PSUs vest following the completion of the applicable three-year performance period.

Name	Grant Date	Vesting Date	Number of PSUs Vesting
Stephen W. Beard	2/15/2023	8/24/2025	84,320
Stephen W. Beard	8/23/2023	8/23/2025	81,430
Stephen W. Beard	11/8/2023	8/23/2026	75,920
Stephen W. Beard	11/13/2024	11/13/2027	93,480
Robert J. Phelan	2/15/2023	8/24/2025	13,500
Robert J. Phelan	8/23/2023	8/23/2025	11,620
Robert J. Phelan	11/8/2023	8/23/2026	10,080
Robert J. Phelan	11/13/2024	11/13/2027	6,340
Douglas G. Beck	2/15/2023	8/24/2025	7,240
Douglas G. Beck	8/23/2023	8/23/2025	5,300
Douglas G. Beck	11/8/2023	8/23/2026	6,060
Douglas G. Beck	11/13/2024	11/13/2027	3,580
Michael Betz	2/15/2023	8/24/2025	7,580
Michael Betz	8/23/2023	8/23/2025	6,410
Michael Betz	11/8/2023	8/23/2026	7,320
Michael Betz	11/13/2024	11/13/2027	4,600
Scott Liles	4/15/2024	8/23/2025	3,690
Scott Liles	11/13/2024	11/13/2027	4,480

[5] Represents the value derived by multiplying the number of shares of Common Stock covered by the PSUs by $127.23 (the closing market price of Adtalem's Common Stock on June 30, 2025). The value provided assumes a PSU payout at target value.

2025 OPTIONS EXERCISES AND STOCK VESTED

This table provides information for the NEOs concerning stock options that were exercised and RSUs and PSUs that vested during FY25.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Stephen W. Beard	—	—	75,094	5,497,551
Robert J. Phelan	—	—	12,376	991,380
Douglas G. Beck	—	—	18,069	1,723,424
Michael Betz	—	—	3,906	294,317
Scott Liles	—	—	1,096	116,571

[1] *Value Realized on Exercise*. If the exercise was executed as part of a cashless transaction where the shares acquired were immediately sold, this represents the difference between the sales price of the shares acquired and the option exercise price multiplied

by the number of shares of Common Stock covered by the options exercised. If the exercise was executed as part of a buy and hold transaction, this represents the difference between the closing market price of the Common Stock for the date of exercise of the option and the option exercise price multiplied by the number of shares of Common Stock covered by the options held.

[2] *Value Realized on Vesting.* For Mr. Beard, this amount represents RSUs granted in August 2020, August 2022 and August 2023 that vested in August 2024; RSUs granted in September 2021 that vested in September 2024. For Mr. Phelan, this amount represents RSUs granted in August 2020, August 2021, August 2022, and August 2023; and PSUs granted in November 2021 that vested in August 2024. For Mr. Beck, this amount represents RSUs granted in June 2021 that vested in June 2025 and RSUs granted in August 2021, August 2022, and August 2023 that vested in August 2024; and PSUs granted in November 2021 that vested in August 2024. For Mr. Betz this amount represents RSUs granted in August 2022 and August 2023 that vested in August 2024. For Mr. Liles, this amount represents RSUs granted in April 2024.

2025 NONQUALIFIED DEFERRED COMPENSATION

This table sets forth information about activity for NEOs in our Nonqualified Deferred Compensation Plan during FY25.

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)[2]	Aggregate Earnings in Last Fiscal Year ($)[3]	Aggregate Balance at Last Fiscal Year End ($)[4]
Stephen W. Beard	420,502	199,294	70,237	1,500,582
Robert J. Phelan	—	—	—	—
Douglas G. Beck	120,693	53,694	40,815	376,593
Michael Betz	215,483	71,834	29,036	333,757
Scott Liles	—	—	—	—

[1] *Executive Contributions in Last Fiscal Year.* The amount of executive contributions made by each NEO and reported in this column is included in each NEO's compensation reported on the 2025 Summary Compensation Table, either in the "Salary" or "Non-Equity Incentive Plan Compensation" column. See footnotes 1 and 5 of the 2025 Summary Compensation Table for specific deferrals made by each NEO.

[2] *Registrant Contributions in Last Fiscal Year.* The amount of Adtalem contributions made and reported in this column is included in each NEO's compensation reported on the 2025 Summary Compensation Table in the "All Other Compensation" column.

[3] *Aggregate Earnings in Last Fiscal Year.* These amounts represent the earnings in the Nonqualified Deferred Compensation Plan for FY25. These amounts are not reported in the 2025 Summary Compensation Table.

[4] *Aggregate Balance at Last Fiscal Year End.* The aggregate balance as of June 30, 2025 reported in this column for each NEO reflects amounts that either are currently reported or were previously reported as compensation in the 2025 Summary Compensation Table for current or prior years, except for the aggregate earnings on deferred compensation.

NONQUALIFIED DEFERRED COMPENSATION PLAN

The Nonqualified Deferred Compensation Plan covers directors and selected key employees approved for participation by the Compensation Committee. All of the NEOs are eligible to participate in the Nonqualified Deferred Compensation Plan. Under the Nonqualified Deferred Compensation Plan as it applies to employees, participants may make an advance election to defer up to 50% of salary and up to 100% of MIP compensation until termination of service with Adtalem or certain other specified dates. Adtalem credits matching contributions to participants' accounts under the Nonqualified Deferred Compensation Plan to the extent they have elected to defer the maximum amount under Adtalem's Retirement Plan, and their matching contributions to the Retirement Plan are limited by applicable Code provisions. Adtalem may also credit participants' accounts with discretionary contributions. Participants are fully vested in their own deferral and matching contributions, plus earnings, and will vest in discretionary contributions, if any, as determined by the Compensation Committee. Participants may elect to have their Nonqualified Deferred Compensation Plan accounts credited with earnings based on various investment choices made available by the Compensation Committee for this purpose. Participants may elect to have account balances paid in a lump sum or in installments. Distributions are generally made or commence in January of the year following termination of employment (but not earlier than six months after termination) or January of the year in which the specified payment date occurs. In the event of death before benefits commence, participants' accounts will be paid to their beneficiaries in a lump sum.

2025 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Adtalem provides benefits to the NEOs upon termination of employment from Adtalem in specific circumstances. These benefits are in addition to the benefits to which these NEOs would be generally entitled upon a termination of employment (i.e., vested retirement benefits accrued as of the date of termination, stock-based awards that are vested as of the date of termination and the right to elect continued health coverage pursuant to COBRA). In addition, Adtalem's equity compensation plans and the stock award agreements used to implement them provide for accelerated vesting of outstanding stock awards in the event of a change-in-control of Adtalem, only in the event (a) Adtalem (or its successor) ceases to be publicly traded, (b) the successor to Adtalem fails to assume outstanding awards or to issue new awards in replacement of outstanding awards, or (c) if the participant is terminated without cause or resigns for good reason within two years following the change-in-control.

Employment Agreements

MR. BEARD

Adtalem entered into an employment agreement with Mr. Beard effective as of his September 8, 2021 appointment as President and CEO. The employment agreement provides, among other things, that if his employment is terminated by Adtalem without "cause" or by Mr. Beard with "good reason," and if he executes a release of claims, he will be entitled to a lump sum payment equal to 12 months of base salary and a prorated MIP award based on actual performance for the fiscal year and paid in a lump sum at the same time MIP awards are paid to other employees.

If such termination of employment occurs within 12 months of a "change-in-control," and he executes a release of claims, he will be entitled to (i) a lump sum payment equal to two times base salary and the average of the MIP award paid to him for the prior two fiscal years; and (ii) accelerated vesting of all outstanding stock options.

OTHER NEOs

During FY25, Adtalem was party to similar employment arrangements with each of the other NEOs: Mr. Phelan, Mr. Beck, Mr. Betz, and Mr. Liles. These employment agreements provide, among other things, that if the NEO's employment with Adtalem is terminated by Adtalem without "cause" or by the NEO with "good reason," and the NEO executes a release of claims, then the NEO will be entitled to the following benefits:

- One times the sum of their base salary plus target MIP award, payable in 12 equal monthly payments for Mr. Phelan, Mr. Betz, and Mr. Liles, and one and one-half times the sum of their base salary plus target MIP award, payable in 18 equal monthly payments for Mr. Beck;

- A pro-rated MIP award (if employed for at least six months in the fiscal year during which termination occurs) based on actual performance for the relevant fiscal year, paid in a lump sum at the time MIP awards are paid to other employees;

- 12 months of continued health benefit plan coverage for Mr. Phelan, Mr. Betz, and Mr. Liles, and 18 months for Mr. Beck;

- Access to a senior executive level outplacement program for 6 months for Mr. Phelan, Mr. Betz, and Mr. Liles and 9 months for Mr. Beck.

In addition, the employment arrangements provide that if such termination occurs within 12 months of a "change-in-control", and the NEO executes a release of claims, then the NEO will be entitled to the following benefits:

- One and one-half times the sum of their base salary plus target MIP award, payable in 18 equal monthly payments for Mr. Phelan and Mr. Liles; 12 equal monthly payments for Mr. Betz; and two times the sum of his base salary plus target MIP award, payable in 24 equal monthly payments for Mr. Beck;

- A pro-rated MIP award (if employed for at least six months in the fiscal year during which termination occurs) based on actual performance for the relevant fiscal year, paid in a lump sum at the time MIP awards are paid to other employees;

- 18 months of continued health benefit plan coverage for Mr. Phelan, Mr. Betz and Mr. Liles, and 24 months for Mr. Beck at active employee rates following the termination date; and

- Access to a senior executive level outplacement program for 9 months for Mr. Phelan, Mr. Betz, and Mr. Liles, and 12 months for Mr. Beck.

For purposes of all employment agreements:

- "cause" means (i) the commission of a felony or other crime involving moral turpitude or the commission of any other act or omission involving misappropriation, dishonesty, fraud, illegal drug use, or breach of fiduciary duty, (ii) willful failure to perform duties as reasonably directed by the CEO, (iii) the NEO's gross negligence or willful misconduct with respect to the performance of the NEO's duties under the employment agreement, (iv) obtaining any personal profit not fully disclosed to and approved by Adtalem's Board in connection with any transaction entered into by, or on behalf of, Adtalem, or (v) any other material breach of the employment agreement or any other agreement between the NEO and Adtalem;

- "change-in-control" shall have the meaning set forth in the 2013 Incentive Plan; and

- "good reason" means, without the NEO's consent, (i) material diminution in title, duties, responsibilities or authority, (ii) reduction of base salary, MIP target, or employee benefits except for across-the-board changes for executives at the NEO's level, (iii) exclusion from executive benefit/compensation plans, (iv) material breach of the employment agreement that Adtalem has not cured within 30 days after the NEO has provided Adtalem notice of the material breach which shall be given within 60 days of the NEO's knowledge of the occurrence of the material breach, or (v) resignation in compliance with securities, corporate governance, or other applicable law (such as the US Sarbanes-Oxley Act) as specifically applicable to the NEO. For Mr. Beard, the definition of "good reason" also includes, without his consent, requiring him to relocate to an employment location more than 50 miles from his current employment location.

EQUITY AWARD PLANS

The equity award agreements under which options, RSUs, and PSUs are held by employees, including the NEOs, provide for the immediate vesting of unvested options and RSUs and of PSUs at the target levels in the event of a change-in-control of Adtalem, only in the event (a) Adtalem (or its successor) ceases to be publicly traded, (b) the successor to Adtalem fails to assume outstanding awards or to issue new awards in replacement of outstanding awards, or (c) if the participant is terminated without cause or resigns for good reason within two years following the change-in-control.

The provisions of the equity award agreements under which options, RSUs, and PSUs were granted to employees, including the NEOs, provide the following:

- If the participant's employment is terminated due to death or disability (as defined in the agreement), options will become fully vested and exercisable for the remaining term of the option, RSUs will fully vest, and PSUs will continue to vest in accordance with their terms.

- If the participant's employment terminates due to mutual agreement, the participant will be credited with one additional year of service for the purpose of determining vesting of options, RSUs, and PSUs. The participant's options will remain exercisable until the earlier of one year from termination or the expiration of the term of the option. PSUs that vest following a termination will be paid out when paid out to other PSU recipients.

- For awards granted prior to September 2024, if the participant's employment terminates due to retirement, options will continue to vest and be exercisable, and RSUs and PSUs will continue to vest in accordance with their respective terms. Retirement means the participant's termination without cause after age 55 when the sum of his or her age and full years of service equals or exceeds 65. For awards granted in September 2024 and later, the definition of retirement was revised to require the participant to give notice of retirement no later than November 15th of the calendar year prior to the calendar year of retirement, in addition to meeting the noted age and service requirements.

In August 2017, the Board adopted double-trigger vesting of equity awards as part of the 2013 Incentive Plan. In November 2017, Adtalem's shareholders approved the Fourth Amended 2013 Incentive Plan. As a result, vesting of equity awards granted since November 2017 (the "Awards") will accelerate upon a change-in-control only in the event Adtalem (or its successor) ceases to be publicly traded, or the successor to Adtalem fails to assume outstanding Awards or to issue new awards in replacement of outstanding Awards. Under the double-trigger vesting rules, Awards will vest if a participant is terminated without cause or resigns for good reason within two years following a change-in-control. All awards issued prior to shareholder approval in November 2017 will continue to have a single-trigger vesting rules as described above.

2025 Potential Severance Payments

The tables set forth below quantify the additional benefits as described above that would be paid to each NEO under the following termination of employment or change-in-control events, had such an event occurred on June 30, 2025.

TERMINATION OF EMPLOYMENT — NO CHANGE-IN-CONTROL[1]

Payment Type	Stephen W. Beard	Robert J. Phelan	Douglas G. Beck	Michael Betz	Scott Liles
Salary:	$ 1,000,000	550,000	535,806	650,000	537,500
MIP Target Amount:	$ —	433,012	562,596	520,000	403,125
Pro-Rated MIP:	$ 1,905,625	501,696	457,428	896,610	376,212
Continued Health Coverage:	$ 32,760	21,840	31,572	21,840	20,652
Outplacement Services:	$ —	10,000	15,000	10,000	10,000
TOTAL	$ 2,938,385	1,516,548	1,602,402	2,098,450	1,347,489

TERMINATION OF EMPLOYMENT FOLLOWING A CHANGE-IN-CONTROL[1]

Payment Type	Stephen W. Beard	Robert J. Phelan	Douglas G. Beck	Michael Betz	Scott Liles
Salary:	$ 2,000,000	825,000	1,071,612	975,000	806,250
MIP Target Amount:	$ 1,333,281	649,518	750,128	780,000	604,688
Pro-Rated MIP:	$ —	501,696	457,428	896,610	376,212
Continued Health Coverage:	$ —	32,760	42,096	32,760	30,978
Outplacement Services:	$ —	15,000	20,000	15,000	15,000
Value of Vesting of Unvested Stock Options, RSUs, and PSUs[2]	$ 64,016,340	7,545,722	4,130,915	4,450,632	1,699,029
TOTAL	$ 67,349,621	9,569,696	6,472,179	7,150,002	3,532,157

[1] Termination of employment without cause or for good reason.

[2] The value of the unvested stock options is based on the difference between the exercise price and $127.23 (the closing market price of the Common Stock on June 30, 2025). The value of the RSUs and PSUs is based on the closing market price of the Common Stock on June 30, 2025. PSUs vest at the target level.

CEO PAY RATIO

Pursuant to Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the median of the annual total compensation of all our employees (except our CEO) and the ratio of the annual total compensation of our CEO as disclosed in the 2025 Summary Compensation Table, to the annual total compensation of our median employee.

For FY25, we identified the median employee by comparing the annual salary rate of pay for all individuals, excluding our CEO, who were employed by Adtalem on June 23, 2025 using information from our company payroll system. We included all full-time and part-time employees, including adjunct faculty and federal work-study student workers. Compensation was annualized for all employees who were hired by us in FY25 but did not work for us for the entire year. No annualization was applied to any adjunct faculty as permitted under the rules. FY25 annual total compensation for the median employee was calculated in the same manner as reflected in the 2025 Summary Compensation Table for our CEO.

Based on the methodology described above, we have determined that FY25 annual total compensation of our median employee was $50,603 The annual total compensation of our CEO for FY25 was $17,244,988. The ratio of our CEO's FY25 annual total compensation to the FY25 annual total compensation of our median employee is 341:1.

This CEO pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules. The CEO pay ratio reported by other companies may not be comparable to our CEO pay ratio reported above, because SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, apply certain exclusions, and make reasonable estimates and assumptions that reflect their compensation practices.

APPROVAL BY SHAREHOLDERS

We believe our executive compensation program achieves our compensation principles, properly aligns the interests of our NEOS and our shareholders, and is deserving of shareholder support. For these reasons, the Board recommends that the shareholders vote in favor of the following resolution:

"RESOLVED, that the compensation paid to the Adtalem Global Education Inc. named executive officers, as disclosed in the Company's Proxy Statement for the 2025 Annual Meeting of Shareholders pursuant to the rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables and any other related disclosures is hereby APPROVED."

Approval of this proposal will require the affirmative vote of a majority of the shares of Common Stock of Adtalem represented at the Annual Meeting. Abstentions will be treated as a vote AGAINST the proposal, while broker non-votes, if any, will not be counted as votes represented and entitled to vote and, therefore, will have no effect on the result of the vote for this proposal. See VOTING INFORMATION – Effect of Not Casting Your Vote. If you sign and return your proxy card but give no direction or complete the telephonic or internet voting procedures but do not specify how you want to vote your shares, the shares will be voted **FOR** approval of the compensation paid to our named executive officers during the fiscal year ended June 30, 2025.

The vote approving the compensation paid to our NEOs during 2025 is advisory and not binding on the Company, the Board, or the Compensation Committee of the Board. However, the Compensation Committee of the Board expects to take into account the outcome of the vote as it considers our executive compensation program.

 The Board of Directors recommends a vote **FOR** the compensation of our named executive officers.

PAY VERSUS PERFORMANCE

PAY VERSUS PERFORMANCE TABLE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between "compensation actually paid" ("CAP") to our principal executive officer ("PEO") and to our other non-PEO NEOs and certain financial performance of the Company. CAP, as determined under SEC requirements, does not reflect the actual amount of compensation earned, realized or received by our NEOs during a covered year. For further information concerning the Company's pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to the Compensation Discussion & Analysis.

The pay versus performance disclosures include information for fiscal years ended June 30, 2025, 2024, 2023, 2022, and 2021.

Fiscal Year	SCT Total for First PEO ($)[1]	SCT Total for Second PEO ($)[1]	CAP to First PEO ($)[2]	CAP to Second PEO ($)[2]	Average SCT Total for non-PEO NEOs ($)[1]	Average CAP to non-PEO NEOs ($)[2]	Adtalem Total Shareholder Return ($)[3]	Peer Group Total Shareholder Return ($)[3]	Net Income ($ in thousands)	Company Selected Measure: Revenue Growth [4]
2025	n/a	17,244,988	n/a	120,351,401	1,970,444	8,993,736	408	213	237,065	12.9%
2024	n/a	14,302,581	n/a	30,032,741	2,390,184	4,074,936	219	163	136,777	9.2%
2023	n/a	8,054,094	n/a	8,364,122	1,699,688	1,762,437	110	115	93,358	5.0%
2022	6,276,069	9,204,332	6,757,452	8,973,854	1,851,310	1,867,071	115	110	310,991	53.7%
2021	8,528,433	n/a	10,373,072	n/a	1,766,966	1,433,322	114	104	70,027	3.9%

[1] Lisa W. Wardell is the First PEO for each of the years shown. Stephen W. Beard is the Second PEO for each of the years shown. The following non-PEO NEOs are included in the average amounts shown:

2025: Robert J. Phelan, Douglas G. Beck, Michael Betz, Scott Liles
2024: Robert J. Phelan, Douglas G. Beck, Michael Betz, Maurice Herrera
2023: Robert J. Phelan, Douglas G. Beck, Maurice Herrera, and Steven Tom
2022: Robert J. Phelan, Douglas G. Beck, John W. Danaher, and Maurice Herrera
2021: Robert J. Phelan, Stephen W. Beard, Douglas G. Beck, Kathy Boden-Holland, and Michael O. Randolfi

(2) The following tables show amounts deducted from and added to the SCT total to calculate CAP. The fair value of the equity awards was determined consistent with the methodology used to determine the grant date fair value of the awards, with values changing primarily due to the change in stock price and our performance on the metrics applicable to those awards.

First PEO SCT Total to CAP Reconciliation:

Fiscal Year	SCT Total for First PEO ($)	Less: SCT Total Equity (Stock Awards + Option Awards) ($)	Plus: Fair Value as of Fiscal Year-End of Stock and Option Awards Granted in Covered Year ($)	Plus: Fair Value as of Vest Date of Stock and Option Awards Granted and Vested in Covered Year ($)	Plus: Change in Fair Value of Outstanding and Unvested Stock and Option Awards From Prior Years ($)	Plus: Change in Fair Value of Stock and Option Awards From Prior Years that Vested in the Covered Year ($)	Less: Fair Value as of Prior Fiscal Year-End of Stock and Option Awards Forfeited during the Covered Year ($)	CAP to First PEO ($)
2025	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2024	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2023	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2022	6,276,069	(4,999,803)	5,167,325	—	190,398	123,463	—	6,757,452
2021	8,528,433	(5,785,373)	6,891,998	—	630,983	107,031	—	10,373,072

Second PEO SCT Total to CAP Reconciliation:

Fiscal Year	SCT Total for Second PEO ($)	Less: SCT Total Equity (Stock Awards + Option Awards) ($)	Plus: Fair Value as of Fiscal Year-End of Stock and Option Awards Granted in Covered Year ($)	Plus: Fair Value as of Vest Date of Stock and Option Awards Granted and Vested in Covered Year ($)	Plus: Change in Fair Value of Outstanding and Unvested Stock and Option Awards From Prior Years ($)	Plus: Change in Fair Value of Stock and Option Awards From Prior Years that Vested in the Covered Year ($)	Less: Fair Value as of Prior Fiscal Year-End of Stock and Option Awards Forfeited during the Covered Year ($)	CAP to Second PEO ($)
2025	17,244,988	(13,999,529)	31,717,166	—	84,949,148	439,628		120,351,401
2024	14,302,581	(10,499,903)	17,212,207	—	8,342,349	675,507	—	30,032,741
2023	8,054,094	(5,808,957)	6,417,116	—	(286,448)	(11,683)	—	8,364,122
2022	9,204,332	(8,019,699)	7,168,073	625,000	53,564	(57,416)	—	8,973,854
2021	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Non-PEO NEOs Average SCT Total to Average CAP Reconciliation:

Fiscal Year	Average SCT Total for non-PEO NEOs ($)	Less: SCT Total Equity (Stock Awards + Option Awards) ($)	Plus: Fair Value as of Fiscal Year-End of Stock and Option Awards Granted in Covered Year ($)	Plus: Fair Value as of Vest Date of Stock and Option Awards Granted and Vested in Covered Year ($)	Plus: Change in Fair Value of Outstanding and Unvested Stock and Option Awards From Prior Years ($)	Plus: Change in Fair Value of Stock and Option Awards From Prior Years that Vested in the Covered Year ($)	Less: Fair Value as of Prior Fiscal Year-End of Stock and Option Awards Forfeited during the Covered Year ($)	Average CAP to non-PEO NEOs ($)
2025	1,970,444	(711,388)	1,611,686	—	5,994,552	128,442	—	8,993,736
2024	2,390,184	(986,649)	1,609,794	—	821,826	239,781	—	4,074,936
2023	1,699,688	(559,281)	617,862	—	(36,114)	40,282	—	1,762,437
2022	1,851,310	(1,047,505)	1,078,377	—	3,532	(18,643)	—	1,867,071
2021	1,766,966	(1,034,209)	1,159,225	—	58,941	22,460	(540,061)	1,433,322

(3) Adtalem Total Shareholder Return ("TSR") and Peer Group TSR assume a respective investment of $100 on June 30, 2020 in common stock and also assumes the reinvestment of dividends. Additionally, the Peer Group is weighted by the market capitalization of each component company. The Peer Group consists of American Public Education, Inc. (APEI), Graham Holdings Company (GHC), Grand Canyon Education, Inc. (LOPE), Laureate Education, Inc. (LAUR), Perdoceo Education Corporation (formerly known as Career Education Corporation) (PRDO), and Strategic Education, Inc. (formerly known as Strayer Education, Inc.) (STRA). It is consistent with the Peer Group described in our Form 10-K for FY24.

(4) Adtalem acquired Walden University on August 12, 2021 (during FY22) and the timing of the acquisition is impacting Adtalem's revenue growth percentages in FY22 and 2023.

MOST IMPORTANT FINANCIAL PERFORMANCE MEASURES

Included below are the most important metrics used to link CAP to our NEOs for FY25 and company performance.

- Revenue Growth (which we selected as the "company selected measure" for purposes of the table set forth above

- Revenue

- Adjusted earnings per share

- Adjusted EBITDA margin

Please see "Compensation Discussion & Analysis" for a description of our short-term and long-term executive compensation plans and our pay-for-performance philosophy, including more information on these performance measures and how they are taken into account in our executive compensation plans in determining compensation for our NEOs.

RELATIONSHIP BETWEEN "COMPENSATION ACTUALLY PAID" AND COMPANY PERFORMANCE

Below are graphs showing the relationship between CAP to our First PEO, Second PEO, and the average of the CAP to our non-PEO NEOs in 2021, 2022, 2023, 2024, and 2025, and (1) Adtalem TSR, (2) our Net Income, and (3) our Revenue Growth. In addition, the first graph below compares our TSR and peer group TSR for the indicated years.

CAP vs. TSR 2021-2025





CAP vs. Net Income 2021-2025



CAP vs. Revenue Growth 2021-2025

The foregoing disclosures related to Pay Versus Performance shall not be deemed incorporated by reference by any general statement incorporating this Proxy Statement by reference into any other Adtalem filing under the Securities Act or under the Exchange Act, except to the extent that Adtalem specifically incorporates the information by reference.

EQUITY COMPENSATION PLAN INFORMATION

Adtalem currently maintains two equity compensation plans: the Amended and Restated Incentive Plan of 2005 and the Fourth Amended 2013 Incentive Plan. Adtalem's shareholders have approved each of these plans.

The following table summarizes information, as of June 30, 2025, relating to these equity compensation plans under which Adtalem's Common Stock is authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, awards, warrants and rights (a)[1]	Weighted-average exercise price of outstanding options, awards, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)[2]
Equity compensation plans approved by security holders	1,629,307	$ 38.05	1,665,195
Equity compensation plans not approved by security holders	—	—	—
Total	1,629,307	$ 38.05	1,665,195

[1] The number shown in column (a) is the number of shares that may be issued upon exercise of outstanding options and other equity awards granted under the Fourth Amended 2013 Incentive Plan.

[2] The number shown in column (c) is the number of shares that may be issued upon exercise of options or stock appreciation rights and other equity awards granted in the future under the Fourth Amended 2013 Incentive Plan. All of the shares remaining available for the grant of future awards of options, awards, warrants, and rights are available under the Fourth Amended 2013 Incentive Plan.

Voting Securities and Principal Holders

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The table below sets forth the number and percentage of outstanding shares of Common Stock beneficially owned by each person known by Adtalem to own beneficially more than 5% of our Common Stock, in each case as of the dates indicated, except as otherwise noted.

Name	Amount and Nature of Beneficial Ownership	Percentage Ownership[1]
BlackRock, Inc.	5,197,028 [2]	14.5%
The Vanguard Group	4,510,414 [3]	11.96%
Dimensional Fund Advisors LP	2,263,293 [4]	6.3%

[1] The percentage of beneficial ownership is based on 36,331,234 shares of Common Stock outstanding as of September 23, 2025.

[2] The information shown was provided by BlackRock, Inc. in a Schedule 13G/A it filed with the SEC on July 18, 2025, indicating its beneficial ownership as of June 30, 2025 of 5,197,028 shares. BlackRock reported that it has sole voting power over 5,132,053 of these shares and sole dispositive power over 5,197,028 of these shares. The address of the principal business office of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.

[3] The information shown was provided by The Vanguard Group in a Schedule 13G/A it filed with the SEC on November 12, 2024, indicating its beneficial ownership as of September 30, 2024 of 4,510,414 shares. The Vanguard Group reported that it did not have sole voting power over any of these shares, shared voting power over 45,447 of these shares, sole dispositive power over 4,422,544 of these shares and shared dispositive power over 87,870 of these shares. The address of the principal business office of The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

[4] The information shown was provided by Dimensional Fund Advisors LP in a Schedule 13G/A it filed with the SEC on July 15, 2025, indicating its beneficial ownership as of June 30, 2025 of 2,263,293 shares. Dimensional Fund Advisers reported that it has sole voting power over 2,210,449 of these shares and sole dispositive power over 2,263,293 of these shares. The address of the principal business office of Dimensional Fund Advisors LP is 6300 Bee Cave Road, Building One, Austin, Texas 78746.

SECURITY OWNERSHIP BY DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth the number and percentage of outstanding shares of Common Stock beneficially owned by (1) each person who served as a director of Adtalem during FY25, (2) each NEO, and (3) all directors and executive officers of Adtalem as a group, in each case as of September 23, 2025. Adtalem believes that each individual named has sole investment and voting power with respect to the shares of Common Stock indicated as beneficially owned by such person, except as otherwise noted. Unless otherwise indicated, the address of each beneficial owner in the table below is care of Adtalem Global Education Inc. 233 South Wacker Drive, Suite 800, Chicago, Illinois 60606.

Name of Beneficial Owner	Common Stock Beneficially Owned Excluding Options, RSUs, and PSUs[1]	Stock Options Exercisable as of September 23, 2025 and RSUs and PSUs Scheduled to Vest within 60 days of September 23, 2025[1]	Total Common Stock Beneficially Owned	Percentage Ownership[2]
Non-Employee Directors				
William W. Burke	7,808	1,560	9,368	*
Donna J. Hrinak	5,557	1,560	7,117	*
Georgette Kiser	14,901	1,560	16,461	*
Liam Krehbiel	13,719	1,560	15,279	*
Michael W. Malafronte	97,885	1,560	99,445	*
Sharon L. O'Keefe	13,592	1,560	15,152	*
Kenneth J. Phelan	16,715	1,560	18,275	*
Betty Vandenbosch	—	1,560	1,560	
Lisa W. Wardell	41,891	72,025	43,451	*
Named Executive Officers				
Stephen W. Beard	375,687	168,901	459,734	1.3%
Robert J. Phelan	53,005	11,626	63,807	*
Douglas G. Beck	41,940	9,071	46,060	*
Michael Betz	22,988	1,023	28,152	*
Scott Liles	6,161	996	11,345	
All directors and executive officers as a group (20 Persons)	779,313	311,711	925,338	2.5%

*   Represents less than 1% of the outstanding Common Stock.

[1]   "Common Stock Beneficially Owned Excluding Options, RSUs, and PSUs" includes stock held in joint tenancy, stock owned as tenants in common, stock owned or held by spouse or other members of the holder's household, and stock in which the holder either has or shares voting and/or investment power, even though the holder disclaims any beneficial interest in such stock. Options exercisable as of September 23, 2025 and RSUs and PSUs that are scheduled to vest within 60 days after September 23, 2025 are shown separately in the "Stock Options Exercisable as of September 23, 2025 and RSUs and PSUs Scheduled to Vest within 60 days of September 23, 2025" column.

[2]   In accordance with SEC rules, the securities reflected in the "Stock Options Exercisable as of September 23, 2025 and RSUs and PSUs Scheduled to Vest within 60 days of September 23, 2025" column are deemed to be outstanding for purposes of calculating the percentage of outstanding securities owned by such person but are not deemed to be outstanding for the purpose of calculating the percentage owned by any other person. The percentages of beneficial ownership set forth below are calculated as of September 23, 2025 based on outstanding shares of 36,331,234.

Additional Information

VOTING INSTRUCTIONS

You may vote shares of Common Stock that you owned as of September 23, 2025, which is the record date for the Annual Meeting. You may vote the following ways:









BY TELEPHONE
In the United States or Canada, you can vote your shares by calling
1-800-690-6903

BY INTERNET
You can vote your shares online at www.proxyvote.com

BY MAIL
You can vote by mail by completing, marking, dating, and signing your proxy card or voting instruction form and returning it in the accompanying postage-paid envelope

VIRTUALLY
Attend the Annual Meeting online at www.virtualshareholdermeeting.com/ATGE2025.

For telephone and internet voting, you will need the 16-digit control number included on your Notice of Internet Availabiilty, proxy card or the voting instructions that accompanied your proxy materials.

Telephone and internet voting are available through 11:59 p.m. Eastern Time on Tuesday, November 11, 2025.

If you sign and return your proxy card but give no direction or complete the telephonic or internet voting procedures but do not specify how you want to vote your shares, the shares will be voted:

- **FOR** the election of the ten nominees recommended for election to the Board;

- **FOR** ratification of PwC as Adtalem's independent registered public accounting firm for the fiscal year ending June 30, 2026;

- **FOR** approval of the compensation paid to Adtalem's named executive officers during 2025; and

- With respect to any other matters properly presented at the Annual Meeting, the proxy committee appointed by the Board (and each of them with full powers of substitution) will vote in accordance with the Board's recommendation, or if no recommendation is given, in their own discretion.

Attending the Annual Meeting

To join the Annual Meeting, login at www.virtualshareholdermeeting.com/ATGE2025. You will need the 16-digit control number included on your Notice of Internet Availability, proxy card or the voting instructions that accompanied your proxy materials. The Annual Meeting will begin at 9:30 a.m. Central Standard Time on November 12, 2025. Online check-in will be available beginning at 9:15 a.m. Central Standard Time to allow for shareholders to log in and test the computer audio system. Please allow ample time for the online check-in process. A replay of the Annual Meeting will also be posted on our website at www.adtalem.com for at least thirty (30) days after the meeting concludes.

Voting at the Annual Meeting

The way you vote your shares prior to the Annual Meeting will not limit your right to change your vote at the Annual Meeting if you attend virtually and vote by ballot. If you hold shares in street name and you want to vote at the Annual Meeting, you must obtain a valid legal proxy from the record holder of your shares at the close of business on the record date indicating that you were a beneficial owner of shares, as well as the number of shares of which you were the beneficial owner, on the record date, and appointing you as the record holder's proxy to vote these shares. You should contact your bank, broker, or other intermediary for specific instructions on how to obtain a legal proxy.

Record Date

You may vote all shares of Common Stock that you owned as of the close of business on September 23, 2025, which is the record date for the Annual Meeting. On the record date, we had 36,331,234 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock is entitled to one vote on each matter properly brought before the Annual Meeting.

Submitting A Question at the Annual Meeting

You may submit a question before the meeting or during the meeting via our virtual shareholder meeting website, www.virtualshareholdermeeting.com/ATGE2025. In light of the number of business items on the meeting agenda and the need to conclude the meeting within a reasonable period of time, we cannot ensure that every shareholder who wishes to have a question or comment addressed during the meeting will be able to do so. We also reserve the right to exclude questions that relate to personal matters or are not relevant to meeting matters.

Technical Difficulties During the Annual Meeting

If we experience technical difficulties during the Annual Meeting (e.g., a temporary or prolonged power outage or technical failure), our Chairman will determine whether the meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the meeting will need to be reconvened on a later date (if the technical difficulty is more prolonged). In any situation, we will promptly notify shareholders of the decision via www.virtualshareholdermeeting.com/ATGE2025.

If you encounter technical difficulties accessing our Annual Meeting or asking questions during the Annual Meeting, a support line will be available on the login page of the virtual shareholder meeting website: www.virtualshareholdermeeting.com/ATGE2025.

Ownership of Shares

You may own shares of Common Stock in one or more of the following ways:

- Directly in your name as the shareholder of record, including shares purchased through our Colleague Stock Purchase Plan or RSU awards issued to employees under our long-term incentive plans.

- Indirectly through a broker, bank or other intermediary in "street name."

- Indirectly through the Adtalem Stock Fund of our Retirement Plan.

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to our tabulating agent. If you hold your shares in street name, your broker, bank, or other intermediary is sending proxy materials to you and you may direct them how to vote on your behalf by completing the voting instruction form that accompanies your proxy materials.

Revocation of Proxies

You can revoke your proxy at any time before your shares are voted at the Annual Meeting if you:

- Submit a written revocation to our General Counsel and Corporate Secretary,

- Submit a later-dated proxy or voting instruction form,

- Provide subsequent telephone or internet voting instructions, or

- Vote virtually at the Annual Meeting.

VOTING INFORMATION

Effect of Not Casting Your Vote

If you hold your shares in street name, you will receive a voting instruction form that lets you instruct your bank, broker, or other nominee how to vote your shares. Under NYSE rules, brokers are permitted to exercise discretionary voting authority on "routine" matters when voting instructions are not received from a beneficial owner ten days prior to the shareholder meeting. The only "routine" matter on this year's Annual Meeting agenda is Proposal No. 2 (Ratify selection of PwC as independent registered public accounting firm).

If you hold your shares in street name, and you wish to have your shares voted on all matters in this Proxy Statement, please complete and return your voting instruction form. If you do not return your voting instruction form, your shares will not be voted on any matters with the exception that your broker may vote in its discretion on Proposal No. 2. If you are a shareholder of record and you do not cast your vote, your shares will not be voted on any of the proposals at the Annual Meeting, which will have no effect on the outcome of any of the proposals.

If you are the holder of record of your shares and you return your proxy to us by any of these means outlined above under the heading "Voting Instructions" without choices for any proposal, the proxy committee appointed by the Board will vote your shares on the unmarked proposals in accordance with the Board's recommendation. Abstentions, directions to withhold authority, and broker non-votes (when a named entity holds shares for a beneficial owner who has not provided voting instructions) will be considered present at the Annual Meeting for purposes of a quorum.

Quorum and Required Vote

We will have a quorum and will be able to conduct the business of the Annual Meeting if the holders of a majority of the votes that shareholders are entitled to cast are present at the Annual Meeting, either virtually or by proxy. At the 2025 Annual Meeting, to elect directors and adopt the other proposals, the following votes are required under our governing documents and Delaware corporate law:

	PROPOSAL	VOTE REQUIRED	EFFECT OF ABSTENTION	EFFECT OF BROKER NON-VOTE*
1	**Election of directors**	Approval of the majority of shares represented at the Annual Meeting	Treated as vote against	No effect on the outcome
2	**Ratify selection of PwC as independent registered public accounting firm for the fiscal year ending June 30, 2026***	Approval of the majority of shares represented at the Annual Meeting	Treated as vote against	No effect on the outcome
3	**Advisory vote to approve the compensation of our named executive officers****	Approval of the majority of shares represented at the Annual Meeting	Treated as vote against	No effect on the outcome

* A broker non-vote occurs when a broker submits a proxy but does not vote for an item because it is not a "routine" item and the broker has not received voting instructions from the beneficial owner. As described under "Effect of Not Casting Your Vote" above, your broker may vote in its discretion only on Proposal No. 2 (Ratify selection of PwC as independent registered public accounting firm). Because brokers are entitled to vote on Proposal No. 2 without voting instructions from the beneficial owner, there will be no broker non-votes on this proposal.

** Advisory/Non-binding. In accordance with Adtalem's Restated Certificate of Incorporation, a majority of the shares represented and entitled to vote at the Annual Meeting must be voted "FOR." Notwithstanding the foregoing, Adtalem will take into account the weight of investor support for the compensation for its NEOs based on the percentage of shares that are present at the meeting or represented by proxy at the meeting and entitled to vote on the proposal that have voted "FOR" the proposal. In evaluating the weight of investor support for the compensation of Adtalem's NEOs, abstentions will be counted as shares present at the meeting and will have the effect of a vote against the proposal. Broker non-votes will not be counted as shares entitled to vote on the matter and will have no impact on the vote's outcome.

PROXY SOLICITATION

Officers and other employees or agents of Adtalem may solicit proxies by mail, personal interview, telephone, facsimile, electronic means, or via the internet without additional compensation. None of these individuals will receive special compensation for soliciting votes, which will be performed in addition to their regular duties, and some of them may not necessarily solicit proxies. Adtalem also has made arrangements with brokerage firms, banks, record holders, and other fiduciaries to forward proxy solicitation materials to the beneficial owners of shares they hold on your behalf. Adtalem will reimburse these intermediaries for reasonable out-of-pocket expenses. We have hired Innisfree M&A Incorporated to help us distribute and solicit proxies. Adtalem will pay Innisfree $20,000 plus expenses for these services. Adtalem will pay the cost of all proxy solicitation.

SHAREHOLDER PROPOSALS FOR 2026 ANNUAL MEETING

Shareholder proposals intended to be presented at the 2026 Annual Meeting of Shareholders in reliance on Rule 14a-8 under the Exchange Act must be received by Adtalem no later than June 4, 2026, to be eligible for inclusion in the proxy statement and form of proxy for the meeting. Any such proposal also must meet the other requirements of the rules of the SEC relating to shareholder proposals. Also, under Adtalem's By-Laws, other proposals and director nominations by shareholders that are not included in the proxy statement will be considered timely and may be eligible for presentation at that meeting only if they are received by Adtalem in the form of a written notice, directed to the attention of Adtalem's General Counsel and Corporate Secretary, not later than June 4, 2026. The notice must contain the information required by the By-Laws. See "Shareholder Nominations; Proxy Solicitation by Shareholders."

AVAILABILITY OF FORM 10-K

A copy of Adtalem's 2025 Annual Report on Form 10-K (including the financial statements), as filed with the SEC, may be obtained without charge upon written request to the attention of Adtalem's General Counsel and Corporate Secretary at Adtalem Global Education Inc., 233 South Wacker Drive, Suite 800, Chicago, IL 60606. A copy of Adtalem's Form 10-K and other periodic filings also may be obtained on Adtalem's investor relations website at investors.adtalem.com/financials/sec-filing and from the SEC's EDGAR database at www.sec.gov.

HOUSEHOLDING

Adtalem delivers only one Notice of Annual Meeting and Proxy Statement and the 2025 Annual Report to multiple shareholders sharing the same address unless it has received different instructions from one or more of them. This method of delivery is known as "householding." Householding reduces the number of mailings you receive, saves on printing and postage costs, and helps the environment. Adtalem will, upon written or oral request, promptly deliver a separate copy of the Notice of Annual Meeting and Proxy Statement and 2025 Annual Report to a shareholder at a shared address. If you would like to change your householding election, request that a single copy of this or future proxy materials be sent to your address, or request a separate copy of this or future proxy materials, you should submit this request by writing Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or calling 1-866-540-7095.

PROXY MATERIALS ARE AVAILABLE ON THE INTERNET

We are furnishing proxy materials to our shareholders primarily via the internet instead of mailing printed copies of those materials to each shareholder. By doing so, we save costs. On October 2, 2025, we mailed a notice of internet availability of proxy materials to certain of our shareholders. The Notice contains instructions about how to access our proxy materials and vote online or vote by telephone. If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice. If you previously chose to receive our proxy materials electronically, you will continue to receive access to these materials via email unless you elect otherwise.

DELINQUENT SECTION 16(a) REPORTS

Under U.S. securities laws, directors, certain officers, and persons holding more than 10% of our common stock must report their initial ownership of our common stock and any changes in their ownership to the SEC. The SEC has designated specific due dates for these reports and we must identify in this Proxy Statement those persons who did not file these reports when due. Based solely on our review of copies of the reports filed with the SEC and the written representations of our directors and executive officers, we believe that all reporting requirements for FY25 were complied with by each person who at any time during FY25 fiscal year was a director or an executive officer or held more than 10% of our common stock.

OTHER BUSINESS

The Board is not aware of any other matter that will be presented for action at this Annual Meeting. If any other matter requiring a vote of the shareholders properly comes before the Annual Meeting, the proxy committee will vote and act according to their best judgment.

By Order of the Board of Directors

Douglas G. Beck
Senior Vice President, General Counsel, Corporate Secretary and Institutional Support Services

(This page has been left blank intentionally.)

Appendix A – Reconciliation of Non-GAAP Financial Measures Used in Compensation Performance Assessments to Comparable Measures

The Compensation Committee has the discretion to adjust the financial inputs used in calculating the target award percentages for the MIP and long-term incentive plans. The Compensation Committee evaluates potential adjustments using the following framework:

1. Align treatment with shareholders' view of results;

2. Encourage management to make the best long-term decisions for Adtalem's stakeholders; and

3. Remain generally consistent with past practice.

RECONCILIATION OF ADJUSTED NET INCOME, ADJUSTED EPS, ADJUSTED REVENUE GROWTH AND ADJUSTED EBITDA MARGIN

Adtalem's calculation of adjusted net income and adjusted EPS, which are performance metrics factoring into the determination of MIP payouts, as well as Adtalem's calculation of adjusted EBITDA margin, which is a performance metrics factoring into the determination of PSU payouts, were adjusted from reported net income, reported EPS, and reported EBITDA margin for the following items:

- Restructuring expense primarily related to workforce reductions, costs to exit certain course offerings, and prior real estate consolidations at Adtalem's home office. We do not include normal, recurring, cash operating expenses in our restructuring expense.
- Business integration expense includes expenses related to the Walden acquisition and certain costs related to growth transformation initiatives. We do not include normal, recurring, cash operating expenses in our business integration expense.
- Amortization of acquired intangible assets.
- Amortization of cloud computing implementation assets.
- Write-off of debt discount and issuance costs related to prepayments of debt, reserves related to significant litigation, asset impairments related to adjusting certain operating lease assets and property and equipment as a result of adjusting carrying values to fair values, loss on assets held for sale related to adjusting those assets to estimated fair value less costs to sell, and debt modification costs related to refinancing our Term Loan B loan.
- Strategic advisory costs related to expanding capabilities and bringing new capacities to market to further enhance our strategic position. We do not include normal, recurring, cash operating expenses in our strategic advisory costs.
- Gain on sale of Adtalem's Chicago, Illinois, campus facility.
- Discontinued operations includes expense from ongoing litigation costs and settlements related to divestitures and the earn-outs we received.

The following table presents a reconciliation of net income and EPS to adjusted net income and adjusted EPS for FY25.

	Net Income	EPS
Net income	$ 237,065	$ 6.18
Exclusions:		
Restructuring charges (pretax)	$ 3,314	$ 0.09
Amortization of acquired intangible assets (pretax)	$ 11,220	$ 0.29
Write-off of debt discount and issuance costs, litigation reserve, asset impairments, loss on assets held for sale, and debt modification costs (pretax)	$ 3,832	$ 0.10
Strategic advisory costs (pretax)	$ 12,000	$ 0.31
Income tax impact of above exclusions	$ (7,423)	$ (0.19)
Discontinued operations (after tax)	$ (4,388)	$ (0.11)
Net income, as adjusted for determination of MIP Payout	$ 255,620	$ 6.67
Share count	38,334	

Appendix A – Summary of Special Items Excluded for Performance Assessment

The following table presents a reconciliation of revenue to adjusted revenue in order to compute adjusted revenue growth for fiscal years 2023, 2024, and 2025.

	FY25	FY24	FY23	FY22
Revenue, as reported	$ 1,788,290	$ 1,584,652	$ 1,450,826	$ 1,381,842
Pro-forma revenue adjustment*	$ -	$ -	$ -	$ 69,239
Deferred revenue adjustment	$ -	$ -	$ -	$ 8,561
Revenue, as adjusted	$ 1,788,290	$ 1,584,652	$ 1,450,826	$ 1,459,642
Revenue growth, as adjusted	12.85%	9.22%	(0.60)%	

Walden was acquired by Adtalem on August 12, 2021. This pro-forma revenue adjustment is to annualize revenue for fiscal year 2022 for the basis of the fiscal year 2023 calculation.

The following table presents a reconciliation of net income to adjusted EBITDA in order to compute adjusted EBITDA margin for fiscal years 2023, 2024, and 2025.

	FY25	FY24	FY23
Net income	$ 237,065	$ 136,777	$ 93,358
(Income) loss from discontinued operations	$ (4,388)	$ 936	$ 8,394
Interest expense	$ 52,318	$ 63,659	$ 63,100
Other income, net	$ (9,290)	$ (10,542)	$ (6,965)
Provision for income taxes	$ 65,837	$ 26,224	$ 10,283
Depreciation and amortization	$ 59,165	$ 78,452	$ 102,814
Stock-based compensation	$ 41,590	$ 25,947	$ 14,299
Restructuring expense	$ 3,314	$ 1,870	$ 18,817
Business integration expense	$ -	$ 34,215	$ 42,661
Litigation reserve	$ (5,550)	$ 18,500	$ 10,000
Asset impairments	$ 6,442	$ -	$ -
Strategic advisory costs	$ 12,000	$ -	$ -
Loss on assets held for sale	$ 490	$ 647	$ -
Debt modification costs	$ 712	$ 848	$ -
Gain on sale of assets	$ -	$ -	$ (13,317)
Adjusted EBITDA	$ 459,705	$ 377,533	$ 343,444
Adjusted EBITDA margin	25.70%	23.80%	23.70%

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission File Number: 001-13988

Adtalem Global Education Inc.
(Exact name of registrant as specified in its charter)

Delaware	**36-3150143**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
233 South Wacker Drive **Chicago, Illinois**	**60606**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number; including area code (312) 651-1400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.01 par value per share	**ATGE**	**New York Stock Exchange**
Common stock, $0.01 par value per share	**ATGE**	**NYSE Texas**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of December 31, 2024, the aggregate market value of the registrant's outstanding common equity held by non-affiliates was $3,313,274,335, based on the closing price of the registrant's common stock on December 31, 2024, the last trading day of the registrant's most recently completed second fiscal quarter.

As of July 31, 2025, there were 35,955,712 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference to the registrant's definitive proxy statement with respect to the 2025 annual meeting of shareholders (the "Proxy Statement"), to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year ended June 30, 2025.

Adtalem Global Education Inc.
Form 10-K
Table of Contents

Cautionary Disclosure Regarding Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. In particular, information appearing under "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" includes forward-looking statements. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact, which includes statements regarding Adtalem's future growth. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "future," "believe," "project," "expect," "anticipate," "estimate," "plan," "intend," "may," "will," "would," "could," "can," "continue," "preliminary," "potential," "range," and similar terms. These forward-looking statements are subject to risk and uncertainties that could cause actual results to differ materially from those described in the statements. Important factors that could cause actual results to differ materially from the expectations expressed or implied by our forward-looking statements are disclosed in Item 1A. "Risk Factors," and elsewhere in this document (including, without limitation, in conjunction with the forward-looking statements themselves and under the heading "Critical Accounting Estimates"), all of which should be read in conjunction with the forward-looking statements in this Annual Report on Form 10-K. You should evaluate forward-looking statements in the context of these risks and uncertainties and are cautioned to not place undue reliance on such forward-looking statements. We caution you that these factors may not contain all of the factors that are important to you. We cannot assure you that we will realize the results, performance or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. All forward-looking statements are based on information available to us as of the date any such statements are made, and Adtalem assumes no obligation to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized, except as required by law.

PART I

Item 1. Business

<u>**Overview**</u>

In this Annual Report on Form 10-K, Adtalem Global Education Inc., together with its subsidiaries, is collectively referred to as "Adtalem," "we," "our," "us," or similar references. Adtalem was incorporated under the laws of the State of Delaware in August 1987. Our executive offices are located at 233 South Wacker Drive, Chicago, Illinois, 60606, and the telephone number is (312) 651-1400.

Adtalem is the leading healthcare educator in the U.S. and a systemically important solution for preparing a diverse talent workforce that meets the needs of the healthcare industry. The purpose of Adtalem is to empower students to achieve their goals, find success, and make inspiring contributions to our global community.

Adtalem is comprised of five like-kind institutions, with programs focusing on healthcare, including nursing, social and behavioral sciences, medicine, veterinary medicine, and more. Adtalem operates Chamberlain University ("Chamberlain"), Walden University ("Walden"), American University of the Caribbean School of Medicine ("AUC"), Ross University School of Medicine ("RUSM"), and Ross University School of Veterinary Medicine ("RUSVM"), which comprises more than 90,000 students learning at multiple campuses and online. Adtalem's institutions have an alumni community of approximately 350,000.

Adtalem is a mission driven organization, committed to delivering highly qualified healthcare clinicians to urban and rural communities as a scaled provider of workers to the U.S. healthcare system.

Adtalem remains focused on expanding access to aspiring students through a seamless student experience, leveraging innovative learning technologies, bringing new programs to market, and utilizing our Growth with Purpose operating model to provide the infrastructure necessary to meet the needs of where, when, and how students learn best.

Adtalem aims to create value for society and its stakeholders by offering responsive educational programs that are supported by exceptional services to its students and delivered with integrity and accountability. Towards this vision, Adtalem is proud to play a vital role in expanding access to higher education.

Segments Overview

We present three reportable segments as follows:

Chamberlain – This segment includes the operations of Chamberlain, which offers degree and certificate programs in the nursing and health professions postsecondary education industry.

Walden – This segment includes the operations of Walden, which offers degree and certificate programs, including those in nursing, education, counseling, business, information technology, psychology, public health, social work and human services, public administration and public policy, and criminal justice.

Medical and Veterinary – This segment includes the operations of AUC, RUSM, and RUSVM, collectively referred to as the "medical and veterinary schools," which offers degree and certificate programs in the medical and veterinary postsecondary education industry.

Chamberlain

Chamberlain was founded in 1889 as Deaconess College of Nursing and acquired by Adtalem in 2005. In May 2017, Chamberlain College of Nursing broadened its reach in healthcare education through the establishment of Chamberlain University and now offers its programs through its College of Nursing and College of Health Professions.

Chamberlain's nursing degree offerings include a three-year onsite and online pre-licensure Bachelor of Science in Nursing ("BSN") degree, an online post-licensure BSN degree completion option for Registered Nurses ("RN-BSN"), an online Master of Science in Nursing ("MSN") degree, including Nurse Practitioner tracks and other specialties, and the online Doctor of Nursing Practice ("DNP") degree.

Through its College of Health Professions, Chamberlain offers an online Master of Public Health ("MPH") degree program, an online Master of Social Work ("MSW") degree program, and an onsite Master of Physician Assistant Studies ("MPAS") degree program.

Chamberlain provides an educational experience distinguished by a high level of care for students, academic excellence, and integrity delivered through its 23 campuses and online. Chamberlain is committed to graduating health professionals who are empowered to transform healthcare delivery.

Chamberlain's pre-licensure BSN program enables students to complete their degree in three years of full-time study as opposed to the typical four-year BSN program with summer breaks. Beginning in September 2019, Chamberlain began offering an evening/weekend BSN option at select campuses. In September 2020, Chamberlain launched its online BSN option that offers a blend of flexibility, interactivity, and experiential learning.

Students who already have passed their National Council Licensure Examination ("NCLEX") exam and achieved RN designation through a diploma or associate degree can complete their BSN degree online through Chamberlain's RN-BSN completion option in three semesters of full-time study, although most students enroll part-time while they continue working as nurses.

The online MSN degree program offers five non-direct-care specialty tracks: Nurse Educator, Nurse Executive, Nursing Informatics, Population Health, and Healthcare Policy. The accelerated MSN program offers a Clinical Nurse Leadership concentration. The accelerated RN-MSN program offers associate or diploma-prepared RNs an opportunity to earn an MSN versus a BSN with the option of completing the Advanced Generalist concentration in one year of full-time study and the Clinical Nurse Leadership concentration in one and a half years of full-time study.

Chamberlain also offers four direct-care nurse practitioner tracks: Family Nurse Practitioner ("FNP"), Adult-Gerontology Acute Care Nurse Practitioner ("AGACNP"), Adult-Gerontology Primary Care Nurse Practitioner ("AGPCNP"), and Psychiatric-Mental Health Nurse Practitioner ("PMHNP"). The FNP, AGACNP, AGPCNP, and PMHNP, programs are designed to be completed in two and a half years of part-time study.

The online DNP degree program is based on the eight essentials of doctoral education outlined by the American Association of Colleges of Nursing ("AACN"). The program can be completed in five to six semesters of study.

Chamberlain's College of Health Professions MPH degree program focuses on preparing students through interdisciplinary coursework to become public health practitioners serving communities and populations to promote healthy communities and to work to address health problems and health-related issues such as disease, poverty, and violence. The MSW degree program prepares students for generalist or specialized practice and offers three tracks, including Crisis and Response Interventions, Trauma, and Medical Social Work. The program offers both a traditional and advanced standing option. The advanced standing option is for students who have completed a baccalaureate degree in social work. The MPAS degree program prepares students for the practice of general medicine as Physician Assistants in collaboration with a licensed physician and healthcare team and is designed to be completed in two years.

Student Admissions and Admissions Standards

Pre-Licensure BSN Program

The Chamberlain undergraduate pre-licensure admission process comprises two phases: Academic Eligibility and Clinical Clearance. Applicants must complete both to be eligible for admission. Determining Academic Eligibility is the role of the Chamberlain BSN Unified Admission Committee. The committee reviews applicants using a weighted evaluation system that considers several factors which may include previous coursework, grade point average, ACT/SAT scores and Health Education Systems, Inc. ("HESI") Admission Assessment (A2) scores. All applicants deemed academically eligible by the committee must then initiate the Clinical Clearance phase which includes drug, background, and fingerprint screenings, and clear all screenings within 120 days of the session start date. Applicants who enroll in the original session applied for may be granted full acceptance by signing a self-attestation and disclosure indicating their ability to clear all screenings within 120 days of the session start date. Chamberlain enrolls students in its pre-licensure program at least three times per year, during the January, May, and September sessions and select campuses may offer additional opportunities to start.

RN-BSN Option

Admission to the RN-BSN option requires a nursing diploma or Associate Degree in Nursing from an accredited institution, a minimum grade point average of 2.0, and a current, active, unrestricted RN license in the U.S. or other jurisdiction that is an associate member of the National Council of State Boards of Nursing ("NCSBN"). Chamberlain enrolls students in its RN-BSN program six times per year, during the January, March, May, July, September, and November sessions.

Graduate Programs

To enroll in graduate programs, students must have the requisite undergraduate academic degree from an accredited institution and a specified minimum grade point average. Applicants to some programs are also required to provide additional materials and information such as recommendation letters or background checks and/or interview with and be approved by faculty.

Chamberlain enrolls students in its graduate nursing, MPH, and MSW programs six times per year, during the January, March, May, July, September, and November sessions. Chamberlain enrolls students in its graduate MPAS program once a year in the September session.

Walden

For more than 50 years, Walden has provided an engaging learning experience for working professionals. Walden seeks to empower students to use their new knowledge to think creatively about problem-solving to improve society.

Founded in 1970 and first accredited by the Higher Learning Commission ("HLC") in 1990, Walden has a strong legacy of providing innovative and alternative degree programs for adult students. Walden has grown to support more than 100 degree and certificate programs—including programs at the bachelor's, master's, and doctoral levels—with over 350 specializations and concentrations.

In addition, Walden has rich experience in delivering innovative accelerated programs through distance delivery. Walden also has experience in delivering accelerated course-based programs where students can customize modalities to speed their time to completion and degree completion programs (for example, the RN-BSN). Walden currently offers more than 25 programs/specializations and one certificate in a direct assessment competency-based education format through its Tempo Learning® modality. Through a culture of assessment and continuous improvement, Walden has developed the organization and resources required to deliver a quality academic learning experience to working adults via distance delivery. All Walden academic programs are delivered in an online format.

Walden's colleges and programs are structured within two main divisions – the Division of Health Care Access and Quality and the Division of Social Support for Healthy Communities.

Walden believes this organizational structure supports its mission via a focused effort promoting healthy communities and healthy people, as identified through the U.S. Department of Health and Human Services' Office of Disease Prevention and Health Promotion's national effort in this area known as Healthy People 2030.

Student Admissions and Admissions Standards

Walden has a long-standing commitment to providing educational opportunities to learners across all degree levels. Walden's programs are enriched by the cultural, economic, and educational backgrounds of its students and instructors. In the admissions process, Walden selects individuals who can benefit from a distributed educational or online learning approach and who will use their Walden education to contribute to their academic or professional communities.

For admissions review to take place, applicants must submit an online application for their intended program of study and an official transcript with a qualifying admitting degree from a U.S. school accredited by a regional, professional/specialized, or national accrediting organization recognized by the Council for Higher Education Accreditation or the U.S. Department of Education ("ED"), or from an appropriately accredited non-U.S. institution. Additional materials or requirements to submit may vary depending on the academic program.

All applicants to the bachelor's program are required to have earned, at a minimum, a recognized high school diploma, high school equivalency certificate, or other state-recognized credential of high school completion. Applicants with degrees and coursework from a non-U.S. institution have their academic record evaluated for comparability to a U.S. degree or coursework by our Global Transcript Evaluation ("GTE") service offered by Walden or any credential evaluation service that is a member of the National Association of Credential Evaluation Services ("NACES") or member of Association of International Credential Evaluators ("AICE").

Applicants may be offered conditional admission to Walden with a stipulation for academic performance at the level of a grade point average of 3.0 or higher for master's and doctoral students or a grade point average of 2.0 or higher for undergraduate students, the successful completion of academic progress requirements during the initial term(s) of enrollment, the completion of prerequisites, and/or other stipulations (including receipt of official records).

Medical and Veterinary

AUC and RUSM

AUC, founded in 1978 and acquired by Adtalem in 2011, provides medical education and confers the Doctor of Medicine degree. AUC is located in St. Maarten and has graduated over 7,500 physicians since inception. The mission of AUC is to train tomorrow's physicians, whose service to their communities and their patients is enhanced by international learning experiences and an emphasis on social accountability and engagement.

RUSM, founded in 1978 and acquired by Adtalem in 2003, provides medical education and confers the Doctor of Medicine degree. RUSM is located in Barbados and has graduated over 15,000 physicians since inception. The mission of RUSM is to deliver an innovative and experiential medical education program in an inclusive environment of scholars that fosters professional growth and leadership and trains students to become ethical, compassionate, and patient-centric physicians who advance healthcare in local and global communities.

AUC's and RUSM's programs consist of three academic semesters per year, which begin in January, May, and September, allowing students to begin their basic science instruction at the most convenient time for them.

Initially, AUC and RUSM students complete a program of concentrated study of medical sciences after which eligible students sit for U.S. Medical Licensing Examination ("USMLE"), Step 1, which assesses whether students understand and can apply scientific concepts that are basic to the practice of medicine. Under AUC and RUSM direction, students then complete the remainder of their program by participating in clinical rotations conducted at over 40 affiliated teaching hospitals or medical centers connected with accredited graduate medical education programs in the U.S., Canada, and the U.K. Towards the end of the clinical training and prior to graduation, AUC and RUSM students take USMLE, Step 2 CK (Clinical Knowledge), which assesses ability to apply medical knowledge, skills, and understanding of clinical science essential for the provision of patient care under supervision and includes emphasis on health promotion and disease prevention. AUC and RUSM students use the Educational Commission for Foreign Medical Graduates ("ECFMG") pathways to enter the U.S. residency match.

Upon successful completion of their medical degree requirements, students apply for a residency position in their area of specialty through the National Residency Matching Program ("NRMP"). This process is also known as "The Match"® and utilizes an algorithm to "match" applicants to programs using the certified rank order lists of the applicants and program directors.

Of first-time eligible AUC graduates, 98% and 95% attained residency positions in 2024 and 2025, respectively.

Of first-time eligible RUSM graduates, 98% and 96% attained residency positions in 2024 and 2025, respectively.

In September 2019, AUC opened its medical education program in the U.K. in partnership with University of Central Lancashire ("UCLAN"). The program offers students a Post Graduate Diploma in International Medical Sciences from UCLAN, followed by their Doctor of Medicine degree from AUC. Students are eligible to do clinical rotations at AUC's clinical sites, which include hospitals in the U.S., Canada, and the U.K. This program is aimed at preparing students for USMLEs.

Medical Education Readiness Program ("MERP") is a 15-week medical school preparatory program focused on enhancing the academic foundation of prospective AUC and RUSM students and providing them with the skills they need to be successful in medical school and to achieve their goals of becoming physicians. Upon successful completion of the MERP program, students are guaranteed admission to AUC or RUSM.

RUSVM

RUSVM, founded in 1982 and acquired by Adtalem in 2003, provides veterinary education and confers the Doctor of Veterinary Medicine, as well as Masters of Science and Ph.D. degrees. RUSVM is accredited by the American Veterinary Medical Association ("AVMA"). RUSVM is located in St. Kitts and has graduated nearly 6,000 veterinarians since inception. The mission of RUSVM is to provide the best learning environment to prepare students to become members and leaders of the worldwide public and professional healthcare team, advancing human and animal health–One Health– through research and knowledge exchange.

The RUSVM program is structured to provide a veterinary education that is comparable to educational programs at U.S. veterinary schools. RUSVM students complete a seven-semester, pre-clinical curriculum at the campus in St. Kitts. After completing their pre-clinical curriculum, RUSVM students enter a clinical clerkship under RUSVM direction lasting approximately 45 weeks at clinical affiliates located in the U.S., Canada, Australia, Ireland, New Zealand, and the U.K.

RUSVM offers a one-semester Vet Prep Program designed to enhance the pre-clinical science knowledge and study skills that are critical to success in veterinary school.

Student Admissions and Admissions Standards

AUC, RUSM, and RUSVM employ regional admissions representatives in locations throughout the U.S. and Canada who provide information to students interested in their respective programs. A successful applicant must have completed the required prerequisite courses and, for AUC and RUSM U.S. students, taken the Medical College Admission Test

("MCAT"), while RUSVM applicants are strongly encouraged but not required to have completed the Graduate Record Exam ("GRE"). Candidates for admission must interview with an admissions representative and all admission decisions are made by the admissions committees of the medical and veterinary schools. AUC allows several entrance examinations for its international students.

Market Trends and Competition

Chamberlain

Chamberlain competes in the U.S. nursing education market, which has more than 2,000 programs leading to RN licensure. These include four-year educational institutions, two-year community colleges, and less-than-2-year schools. The market consists of two distinct segments: pre-licensure nursing programs that prepare students to take the NCLEX-RN licensure exam and post-licensure nursing programs that allow existing RNs to advance their education.

In the pre-licensure nursing market, capacity limitations and restricted new student enrollment are common among traditional four-year educational institutions and community colleges. Chamberlain has 23 campuses located in 15 states and an online BSN program offered in 36 states. In Fall 2024, according to data obtained from the American Association of Colleges of Nursing ("AACN"), Chamberlain had the largest pre-licensure program in the U.S. based on total enrollments.

In post-licensure nursing education, there are more than 700 institutions offering RN-BSN programs and more than 600 institutions offering MSN programs. Chamberlain's RN-BSN degree completion option has received three certifications from Quality Matters, an independent global organization leading quality assurance in online teaching and learning environments. Chamberlain has earned the Online Learning Support, Online Teaching Support, and Online Learner Success certifications.

In Fall 2024, according to AACN data, Chamberlain had the largest BSN, MSN, FNP, and DNP programs in the U.S based on total enrollments.

Walden

The market for fully online higher education, in which Walden competes, remains a competitive and growing space. As a comprehensive university offering degrees at the bachelor's, master's and doctoral level, in addition to certificates and a school of lifelong learning, the competition varies depending on the degree level and the discipline. While Walden's target market of working professionals 25 years and older was once underserved, it now has a variety of options to meet the growing need for higher education.

Walden has degree programs in nursing, education, counseling, business, information technology, psychology, public health, social work and human services, public administration and public policy, and criminal justice. Walden competes both with other comprehensive universities and also more narrowly focused schools, which may only offer a few degree programs. Given the growing and ever-changing market, Walden competes with a wide variety of higher education institutions as well as other education providers.

Walden competes with traditional public and private non-profit institutions and for-profit schools. As more campus-based institutions offer online programs, the competition for online higher education has been growing. Typically, public universities charge lower tuition compared with Walden due to state subsidies, government grants, and access to other financial resources. On the other hand, tuition at private non-profit institutions is higher than the average tuition rates at Walden. Walden competes with other educational institutions principally based on price, quality of education, reputation, learning modality, educational programs, and student services.

Walden has over 50 years of experience offering high quality distance education. Walden remains a leader in many areas and is one of the leading doctoral degree conferrers in nursing, public health, public policy, business/management, education, and psychology and one of the leading conferrers of master's degrees in nursing, psychology, social work, human services, education, and counseling.

Medical and Veterinary

AUC and RUSM compete with U.S. schools of medicine, U.S. colleges of osteopathic medicine, and Caribbean medical schools as well as with international medical schools recruiting U.S. students who may be eligible to receive funding from ED Title IV programs. RUSVM competes with U.S.-based and international AVMA accredited schools.

There has been some recent expansion in the U.S. medical education and veterinary education enrollment capacities because of the growing supply/demand imbalance for medical doctors and veterinarians. Despite this expansion, management believes the imbalance will continue to spur demand for medical and veterinary education.

<u>Accreditation and Other Regulatory Approvals</u>

Educational institutions and their individual programs are awarded accreditation by achieving a level of quality that entitles them to the confidence of the educational community and the public they serve. Accredited institutions are subject to periodic review by accrediting bodies to ensure continued high performance and institutional and program improvement and integrity, and to confirm that accreditation requirements continue to be satisfied.

Chamberlain

Chamberlain is institutionally accredited by the HLC, an institutional accreditation agency recognized by ED. In addition to institutional accreditation, Chamberlain has also obtained programmatic accreditation for specific programs. BSN, MSN, DNP, and post-graduate Advanced Practice Registered Nurses ("APRN") certificate programs are accredited by the Commission on Collegiate Nursing Education ("CCNE"). Chamberlain's MPH program is accredited by the Council on Education for Public Health ("CEPH"). Chamberlain's MSW program is accredited by the Council on Social Work Education ("CSWE")'s Commission on Accreditation. The Accreditation Review Commission on Education for the Physician Assistant ("ARC-PA") has granted Accreditation-Provisional status to the MPAS program. Accreditation-Provisional is an accreditation status granted when the plans and resource allocation, if fully implemented as planned, of a proposed program that has not yet enrolled students appear to demonstrate the program's ability to meet the ARC-PA Standards or when a program holding Accreditation-Provisional status appears to demonstrate continued progress in complying with the Standards as it prepares for the graduation of the first class (cohort) of students. Accreditation-Provisional does not ensure any subsequent accreditation status. It is limited to no more than five years from matriculation of the first class. Additionally, Chamberlain is an accredited provider of nursing continuing professional development credits by the American Nurses Credentialing Center.

Walden

Walden is also institutionally accredited by the HLC. In addition to its institutional accreditation, a number of Walden's programs have obtained programmatic accreditation. The BS in Information Technology program is accredited by the Accreditation Board for Engineering and Technology. A number of business programs (BS in Business Administration, Master of Business Administration, MS in Finance, Doctor of Business Administration, and Ph.D. in Management) are accredited by the Accreditation Council for Business Schools and Programs ("ACBSP"). The BS and MS in Accounting programs are accredited by ACBSP's Separate Accounting Accreditation. The BSN, MSN, Post-Master's APRN certificates, and DNP programs are accredited by CCNE. The MS in Addiction Counseling, MS in School Counseling, MS in Clinical Mental Health Counseling, MS in Marriage, Couple, and Family Counseling, and Ph.D. in Counselor Education and Supervision programs are accredited by the Council for Accreditation of Counseling and Related Education Programs. Walden's initial teacher preparation programs, BS in Elementary Education and Master of Arts in Teaching with a specialization in Special Education, and advanced educator preparation programs, education specialist in Educational Leadership and Administration and MS in Education with a specialization in Educational Leadership and Administration, in the Richard W. Riley College of Education and Human Sciences are accredited by the Council for the Accreditation of Educator Preparation. The MPH and Doctor of Public Health programs are accredited by the CEPH. The Bachelor of Social Work and MSW programs are accredited by the CSWE. Additionally, Walden is an accredited provider of continuing education credits by the American Nurses Credentialing Center.

Medical and Veterinary

The Government of St. Maarten authorizes AUC to confer the Doctor of Medicine degree. AUC is accredited by the Accreditation Commission on Colleges of Medicine ("ACCM"). The ACCM is an international medical school accrediting organization for countries that do not have a national medical school accreditation body. The U.S. Department of Education National Committee on Foreign Medical Education and Accreditation ("NCFMEA") has affirmed that the ACCM has established and enforces standards of educational accreditation that are comparable to those promulgated by the U.S. Liaison Committee on Medical Education ("LCME"). In addition, AUC is authorized to place students in clinical rotations in the majority of U.S. states, including California, Florida, and New York, where robust processes are in place to evaluate and approve an international medical school's programs. AUC students can join residency training programs in all 50 states. AUC has also been deemed acceptable by the Graduate Medical Council ("GMC"), the accrediting body in the U.K., which allows AUC graduates to apply for residency programs in the U.K.

The Government of Barbados authorizes RUSM to confer the Doctor of Medicine degree through a registration process with the Barbados Accreditation Council. RUSM's primary accreditor is Caribbean Accreditation Authority for Education in Medicine and other Health Professions ("CAAM-HP"). CAAM-HP is authorized to accredit medical programs by the government of Barbados. On July 26, 2018, Barbados authorized RUSM to confer the Doctor of Medicine degree. The NCFMEA has affirmed that CAAM-HP has established and enforces standards of educational accreditation that are comparable to those promulgated by the LCME. In addition, RUSM is authorized to place students in clinical rotations in the majority of U.S. states, including California, Florida, New Jersey, and New York, where robust processes are in place to evaluate and accredit an international medical school's programs. RUSM students can join residency training programs in all 50 states.

RUSVM has been recognized by the government of the Federation of St. Christopher and Nevis ("St. Kitts") and is chartered to confer the Doctor of Veterinary Medicine degree. The Doctor of Veterinary Medicine degree is accredited by the American Veterinary Medical Association Council on Education ("AVMA COE"). RUSVM has affiliations with many AVMA-accredited U.S. and international colleges of veterinary medicine so that RUSVM students can complete their final three clinical semesters of study in the U.S. or abroad. RUSVM has received accreditation for its Postgraduate Studies program from the St. Christopher & Nevis Accreditation Board. The Postgraduate Studies program offers MS and Ph.D. degrees in all research areas supported by RUSVM. Areas of emphasis are guided by RUSVM's themed research centers.

<u>Financial Aid</u>

Like other higher education institutions, Adtalem's institutions are dependent upon the timely receipt of federal financial aid funds. All public financial aid programs are subject to political and governmental budgetary considerations. Adtalem's institutions and their students participate in a wide range of financial aid programs, including U.S. federal financial aid, state financial aid, Canadian financial aid, private loan programs, tax-favored programs, Adtalem-provided financial assistance, and employer-provided financial assistance. In the U.S., the Higher Education Act (as reauthorized, the "HEA") guides the federal government's support of postsecondary education. Changes to financial aid programs that restrict student eligibility or reduce funding levels could have a material adverse effect on Adtalem's business, financial condition, results of operations, and cash flows. See Item 1A. "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of student financial aid related risks.

<u>Legislative and Regulatory Requirements</u>

Government-funded financial assistance programs are governed by extensive and complex regulations in the U.S. Like any other educational institution, Adtalem's institutions' administration of these programs is periodically reviewed by regulatory agencies and is subject to audit or investigation by other authorities. Any violation could be the basis for penalties or other disciplinary action, including initiation of a suspension, limitation, or termination proceeding.

Our domestic postsecondary institutions are subject to extensive federal and state regulations. The HEA and the related ED regulations govern all higher education institutions participating in Title IV programs and provide for a regulatory triad by mandating specific regulatory responsibilities for each of the following: (1) the federal government through ED, (2) the accrediting agencies recognized by ED, and (3) state higher education regulatory bodies. Therefore, to be eligible to participate in Title IV programs, a postsecondary institution must be accredited by an agency recognized by ED, must

comply with the HEA and all applicable regulations thereunder, and must be authorized to operate by the appropriate higher education authority in each state in which the institution operates, as applicable.

In addition to governance by the regulatory triad, members of the U.S. Congress and federal agencies, including ED, the Consumer Financial Protection Bureau ("CFPB"), and the Federal Trade Commission ("FTC"), review the role that proprietary educational institutions play in higher education. We expect that this regulatory environment will continue for the foreseeable future.

Changes in or new interpretations of applicable laws, rules, or regulations could have a material adverse effect on our eligibility or cost to participate in Title IV programs, to meet accreditation standards or comply with state authorization requirements. The failure to maintain or renew any required regulatory approvals, accreditation, or state authorizations could have a material adverse effect on us. ED regulations regarding financial responsibility provide that, if any one of our Title IV participating institutions ("Title IV institutions") is unable to pay its obligations under its program participation agreement ("PPA") as a result of operational issues and/or an enforcement action, our other Title IV institutions, regardless of their compliance with applicable laws and regulations, would not be able to maintain their Title IV eligibility without assisting in the repayment of the non-compliant institution's Title IV obligations. As a result, even though Adtalem's Title IV institutions are operated through independent entities, an enforcement action against one of our institutions could also have a material adverse effect on the businesses, financial condition, results of operations, and cash flows of Adtalem's other Title IV institutions and Adtalem as a whole and could result in the imposition of significant restrictions on the ability of Adtalem's other Title IV institutions and Adtalem as a whole to operate. For further information, see "*A bankruptcy filing by us or by any of our Title IV institutions, or a closure of one of our Title IV institutions, would lead to an immediate loss of eligibility to participate in Title IV programs*" under subsection "Risks Related to Adtalem's Regulated Industry" in Item 1A. "Risk Factors."

Financial Responsibility

Institutions must pass an ED financial responsibility test, also known as a "composite score," to maintain eligibility to participate in Title IV aid programs. For Adtalem's institutions, this test is calculated at the consolidated Adtalem level. Applying various financial elements from annual audited financial statements, the score is a composite of three ratios: an equity ratio that measures the institution's capital resources; a primary reserve ratio that measures an institution's ability to fund its operations from current resources; and a net income ratio that measures an institution's ability to operate profitably. A score greater than or equal to 1.5 indicates the institution is considered financially responsible. A score less than 1.5 but greater than or equal to 1.0 is considered financially responsible but requires additional oversight. For example, an institution with a score in this range is subject to heightened cash monitoring and other participation requirements. An institution with a score of less than 1.0 is not considered financially responsible but may continue to participate in the Title IV programs under provisional certification. In addition, this lower score typically requires that the institution be subject to heightened cash monitoring requirements and post a letter of credit (equal to a minimum of 10% of the Title IV aid it received in the institution's most recent fiscal year).

Prior to fiscal year 2022, Adtalem's composite score was greater than 1.5. However, on September 25, 2023, ED notified Adtalem that its fiscal year 2022 composite score had declined to 0.2. As previously disclosed, this was expected due to the acquisition of Walden and other transactions. ED advised that Adtalem's five institutions will be permitted to continue to participate in Title IV under provisional certifications with heightened cash monitoring and continued reporting. Management does not believe these conditions will have a material adverse effect on Adtalem's operations. At ED's request, Adtalem maintains two surety-backed letters of credit totaling $179.0 million representing 10% of the consolidated Title IV funds Adtalem's institutions received during fiscal year 2024.

The financial responsibility rules include other mandatory or discretionary triggers that could require an institution to post a letter of credit. ED recently amended the financial responsibility regulation and the changes took effect July 1, 2024. The changes include additional triggers which could require additional letters of credit.

Program Participation Agreement

The HEA specifies the manner in which ED reviews institutions for eligibility and certification to participate in Title IV programs. Every educational institution participating in Title IV programs must be certified to participate through a

PPA and certification must be periodically renewed. Such recertification generally is required every six years, but may be required earlier, including when an institution undergoes a change in control. Institutions that violate certain ED Title IV regulations may lose eligibility to participate in Title IV programs or may only continue participation under provisional certification. ED may place an institution on provisional certification status if it finds that the institution does not fully satisfy all of the eligibility and certification standards and in certain other circumstances, such as when an institution is certified for the first time or undergoes a change in control. During the period of provisional certification, the institution must comply with any additional conditions included in the institution's PPA. In addition, ED may more closely review an institution that is provisionally certified if it applies for recertification or approval to open a new location, add an educational program, acquire another institution, or make any other significant change. Students attending provisionally certified institutions remain eligible to receive Title IV program funds. Provisional certification status also carries fewer due process protections than full certification. If ED determines that a provisionally certified institution is unable to meet its responsibilities under its PPA, it may seek to revoke the institution's certification to participate in Title IV programs without advance notice or opportunity for the institution to challenge the action.

Chamberlain was most recently recertified and issued an unrestricted PPA in September 2020, with a reapplication date of June 30, 2024. The lengthy PPA recertification process is such that ED allows unhampered continued access to Title IV funding after PPA expiration, so long as materially complete applications are submitted at least 90 days in advance of expiration. A complete application for Chamberlain's PPA recertification has been timely submitted to ED.

ED approved Walden's change in ownership application and issued Walden a provisional PPA through June 30, 2025, with its application for PPA recertification due March 31, 2025. A complete application for Walden's PPA recertification has been timely submitted to ED.

ED provisionally recertified AUC and RUSM's Title IV PPAs through March 31, 2025. Complete applications for AUC and RUSM's PPA recertification have been timely submitted to ED. ED has provisionally recertified RUSVM's Title IV PPA through March 31, 2027.

The provisional nature of the PPAs stemmed from Adtalem's composite score declining and failing to meet ED's standards of financial responsibility as described above.

Walden, AUC, RUSM, and RUSVM's provisional PPAs included financial requirements, such as letter of credit, heightened cash monitoring, and additional reporting. We do not believe these requirements will have a material effect on Adtalem's financial position or results of operations. With the approval of its change in ownership, Walden has the ability to request ED approval for new programs.

As of June 30, 2025, Adtalem had $179.0 million of letters of credit outstanding in favor of ED. See "Off-Balance Sheet Arrangements" in Note 13 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information.

Gainful Employment

The HEA requires certificate programs at all Title IV institutions and degree programs at proprietary Title IV institutions to prepare students for gainful employment in a recognized occupation. In October 2023, ED released new Financial Value Transparency ("FVT") and Gainful Employment ("GE") rules effective July 1, 2024. GE programs must meet a debt-to-earnings test in which graduates' annual debt payments must not exceed 8% of their annual earnings or 20% of their discretionary earnings. GE programs must also meet an earnings premium test in which graduates' earnings must exceed those of a typical high school graduate. Under the regulation, programs that fail either metric must provide warnings to students and prospective students that the program is at risk of losing Title IV eligibility and programs that fail the same measure in two out of three consecutive years lose Title IV eligibility. The GE regulation also includes a transparency framework in which debt-to-earnings, earnings premium, and a wide range of other program outcomes for all Title IV programs are disclosed on a website hosted by ED. Because there are many factors and unknowns, including the earnings of program graduates, Adtalem is reviewing the regulation to determine what impact, if any, the regulation will have on its programs. In addition, multiple parties are seeking to block enforcement of the FVT/GE rule under the Administrative Procedure Act and other legal theories. On February 14, 2025, ED extended the institutional reporting deadline until

September 30, 2025. On July 25, 2025, ED announced its intent to establish negotiated rulemaking committees in advance of issuing draft regulations on various topics, including Financial Value Transparency and Gainful Employment.

Do No Harm

The recently enacted Do No Harm provisions of the One Big Beautiful Bill Act ("OBBBA") provide that an undergraduate program may lose Title IV eligibility if the earnings of a programmatic cohort of its completers as defined in OBBBA are no greater than earnings of a population with a high school diploma, and a graduate program may lose Title IV eligibility if the earnings of a programmatic cohort of its completers as defined in OBBBA are no greater than the earnings of a population with a bachelor's degree, in each case for two years in a three-year period. These provisions are applicable to all Title IV participating institutions. Regulations to define how Do No Harm will be implemented, including the definition of completer, the populations to be used to measure the difference between earnings of completers and earnings of others, have yet to be promulgated. See Item 1A. "Risk Factors" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of Do No Harm related risks.

The 90/10 Rule

An ED regulation known as the 90/10 Rule affects only proprietary institutions participating in Title IV programs, including each of Adtalem's institutions. An institution that does not meet the 90% threshold for two consecutive fiscal years loses its eligibility to participate in Title IV programs. Previously, an institution could not derive more than 90% of its revenue on a cash basis from Title IV financial aid funds. In March 2021, the American Rescue Plan Act amended the 90/10 calculation to require no more than 90% of revenue at proprietary institutions be derived from any federal education assistance funds, including but not limited to previously excluded U.S. Department of Veterans Affairs benefits and Department of Defense tuition assistance funds. This change was subject to negotiated rulemaking with the final rule published by ED in October 2022. The amended rule applies to an institution's fiscal years beginning on or after January 1, 2023. For Adtalem's institutions, the updated 90/10 rule is therefore effective with the calculation for fiscal year 2024. The following table shows the 90/10 rates for each Adtalem institution for fiscal year 2024 based on the new 90/10 rules and fiscal year 2023 based on the old 90/10 rules that were still in effect for that period. We are also providing a consolidated rate for Adtalem even though it is not subject to 90/10 requirements.

	Fiscal Year	
	2024	**2023**
Chamberlain University	68 %	65 %
Walden University	82 %	78 %
American University of the Caribbean School of Medicine	87 %	81 %
Ross University School of Medicine	87 %	87 %
Ross University School of Veterinary Medicine	78 %	79 %
Consolidated	77 %	75 %

Borrower Defense to Repayment

Under the HEA, ED is authorized to specify acts or omissions of an institution that a borrower may assert as a Defense to Repayment of their Title IV loans made under the Federal Direct Loan Program. New Borrower Defense to Repayment regulations were scheduled to go into effect on July 1, 2023 that include a lower threshold for establishing misrepresentation, no statute of limitation for claims submission, expanded reasons to file a claim including aggressive or deceptive recruitment tactics and omission of fact, weakened due processes afforded to institutions, and reinstated provisions for group discharges. ED also included a six-year statute of limitations for recovery of funds from institutions. These changes would increase financial liability risk and reputational risk for Adtalem. However, the updated rules have not yet been implemented due to pending litigation from another party based on the Administrative Procedure Act and other legal theories.

Incentive Compensation

An educational institution participating in Title IV programs may not pay any commission, bonus, or other incentive payments to any person involved in student recruitment or awarding of Title IV program funds, if such payments are based directly or indirectly in any part on success in enrolling students or obtaining student financial aid. The law and regulations

governing this requirement have not established clear criteria for compliance in all circumstances, which increased the uncertainty about what constitutes incentive compensation and which employees are covered by the regulation.

Administrative Capability

The HEA directs ED to assess the administrative capability of each institution to participate in Title IV programs. The failure of an institution to satisfy any of the criteria may cause ED to determine that the institution lacks administrative capability and, therefore, subject the institution to additional scrutiny, provisional certification, or revocation of eligibility for Title IV programs. ED recently amended the administrative capability regulations and the changes took effect July 1, 2024. The changes include additional tests of administrative capability that Adtalem's institutions must meet. Management does not expect that Adtalem's institutions will fail to meet these requirements.

State Authorization

Institutions that participate in Title IV programs must be authorized to operate by the appropriate postsecondary regulatory authority in each state where the institution has a physical presence.

In the U.S., each Chamberlain location is approved to grant degrees by the respective state in which it is located. Chamberlain has obtained licensure in each state which requires such licensure and where students are enrolled. Walden is registered in its home state of Minnesota with the Minnesota Office of Higher Education. Walden maintains licenses or exemptions in each state which requires such licensure and where students are enrolled. AUC, RUSM, and RUSVM clinical programs are accredited as part of their programs of education by their respective accrediting bodies, approved by the appropriate boards in those states that have a formal process to do so, and are reported to ED as required.

Many states require private-sector postsecondary education institutions to post surety bonds for licensure. In the U.S., Adtalem has posted $67.3 million of surety bonds as of June 30, 2025 with regulatory authorities on behalf of Chamberlain, Walden, AUC, RUSM, and RUSVM.

Certain states have standards of financial responsibility that differ from those prescribed by federal regulation. When an Adtalem institution is unable to meet those state's requirements, it may be required to cease operations in that state.

Cohort Default Rate ("CDR")

All institutions that participate in Title IV programs must meet a CDR test for former students who entered repayment on Title IV loans received while enrolled at the institution. The rate represents the percentage of students defaulting on one or more Title IV loans within three years of entering repayment during a federal fiscal year. Institutions may lose Title IV eligibility if the most recent CDR exceeds 40% or if each of the three most recent CDRs exceed 30%.

The three-year CDRs for Adtalem's institutions are shown below for the three most recent cohort years. According to ED, the default rate for all Title IV institutions nationally was 0.0% for the fiscal year 2021 cohort, 0.0% for the fiscal year 2020 cohort, and 2.3% for the fiscal year 2019 cohort. The default rate has been declining over the past few years due to COVID-19 relief measures which included a freeze on loan payments and suspension of default statuses.

	Cohort Default Rate		
	2021	**2020**	**2019**
Chamberlain University	0.0 %	0.0 %	0.5 %
Walden University	0.0 %	0.0 %	1.1 %
American University of the Caribbean School of Medicine	0.0 %	0.0 %	0.2 %
Ross University School of Medicine	0.0 %	0.0 %	0.2 %
Ross University School of Veterinary Medicine	0.0 %	0.0 %	0.2 %

Satisfactory Academic Progress

In addition to the requirements that educational institutions must meet, student recipients of financial aid must maintain satisfactory academic progress toward completion of their program of study and an appropriate grade point average.

Change of Ownership or Control

Any material change of ownership or change of control of Adtalem, depending on the type of change, may have significant regulatory consequences for each of our Title IV institutions. Such a change of ownership or control could require recertification by ED, the reevaluation of accreditation by each institution's accreditors, reauthorization by each institution's state licensing agencies, and/or providing financial protections. If Adtalem experiences a material change of ownership or change of control, then our Title IV institutions may cease to be eligible to participate in Title IV programs until recertified by ED. There is no assurance that such recertification would be obtained. After a material change in ownership or change of control, most institutions will participate in Title IV programs on a provisional basis for a period of one to three years.

In addition, each Title IV institution is required to report any material change in stock ownership to its principal institutional accrediting body and would generally be required to obtain approval prior to undergoing any transaction that affects, or may affect, its corporate control or governance. In the event of any such change, each of our institution's accreditors may undertake an evaluation of the effect of the change on the continuing operations of our institution for purposes of determining if continued accreditation is appropriate, and that evaluation may include a comprehensive review.

In addition, some states in which our Title IV institutions are licensed require approval (in some cases, prior approval) of changes of ownership or control in order to remain authorized to operate in those states, and participation in grant programs in some states may be interrupted or otherwise affected by a change of ownership or control.

Refer to the risk factor titled "*If regulators do not approve, or delay their approval, of transactions involving a material change of ownership or change of control of Adtalem, the eligibility of our institutions to participate in Title IV programs, our institutions' accreditation and our institutions' state licenses may be impaired in a manner that materially and adversely affects our business*" under subsection "Risks Related to Adtalem's Regulated Industry" in Item 1A. "Risk Factors."

<u>**Seasonality**</u>

The seasonal pattern of Adtalem's enrollments and its educational programs' starting dates affect the timing of cash flows with higher cash inflows at the beginning of academic sessions.

<u>**Human Capital**</u>

At Adtalem, our people are the engine behind our mission: expanding access to healthcare education and career opportunity. Our strategy relies on a high-performing, purpose-driven workforce equipped to meet the evolving needs of our students, partners, and society.

As of June 30, 2025, Adtalem had the following number of employees:

	Full-Time Staff	Part-Time Staff	Temporary Staff	Visiting Professors	Total
Chamberlain	1,393	16	182	2,861	4,452
Walden	1,298	12	2	2,412	3,724
Medical and Veterinary	765	14	51	102	932
Home Office	1,247	5	11	—	1,263
Total	4,703	47	246	5,375	10,371

Adtalem maintains positive employee relations and is not subject to any collective bargaining agreements.

Talent Strategy: Enabling Growth Through People

In fiscal year 2025, Adtalem implemented a refreshed talent agenda aligned to being the leading healthcare educator in the U.S. and a systemically important solution to the healthcare industry–educating and supplying critical talent.

Our talent strategy prioritizes building a resilient leadership pipeline, expanding capabilities and upskilling, and embedding a culture that connects individual performance to enterprise-wide goals and financial rewards. Our strategic focus is rooted in four pillars:

- Hire better: Expand candidate pipelines and diversify recruitment strategies
- Grow faster: Scale development, mentoring, and mobility pathways
- Inspire deeply: Foster purpose, trust, and inclusion to build a culture colleagues want to belong to–anchored in clear expectations and shared accountability
- Demand more: Cultivate new capabilities and embed continuous learning

These efforts are underpinned by our Culture Expectations–a shared framework focused on prioritizing student outcomes, connecting daily work to strategy, continuously improving performance, and owning outcomes.

Organizational Health and Performance Enablement

Adtalem views organizational health as a leading indicator of long-term performance. In January 2024, we conducted an enterprise-wide Organizational Health Index ("OHI") pulse survey, which assessed progress across nine outcome areas and ten management practices. 65% of regular colleagues participated, a 6% increase over the prior year. Key highlights included:

- 4-point increase in overall OHI score, which increased Adtalem's standing relative to the global OHI benchmark by a full quartile [1]
- From the 10 priority management practices for Adtalem, we saw:
  - 8-point increase in "customer focus," moving to 2nd quartile against the global benchmark, reflecting our continued push for focus on student outcomes in our day-to-day work
  - 6-point increase in shared vision, moving to 2nd quartile against the global benchmark, reflecting our progress in cascading our enterprise strategy across all segments and functions
  - 5-point increase in operational management, moving to 2nd quartile against the global benchmark, reflecting our continued progress in driving operational rigor that supports growth and the scale of our portfolio

The next OHI pulse is planned for Fall 2025 and will inform continued enterprise and segment level action plans to engage and retain our talent.

[1] The Organizational Health Index global benchmark is comprised of 2,600 companies across 100 countries with 8 million respondents.

Compensation, Benefits, and Well-being

Adtalem offers a comprehensive and competitive total rewards package designed to attract, retain, and support top talent. Highlights include:

- Generous paid time off, retirement savings plans with 401(k) match, and domestic partner benefits
- Paid parental leave for all parents and adoption assistance
- Enhanced mental health resources, including Headspace Care and an expanded Employee Assistance Program
- Holistic well-being programs under our Live Well strategy–supporting physical, emotional, financial, and social health

We also invest in our employees' educational aspirations through tuition assistance and reimbursement across accredited institutions. These benefits reflect our commitment to cultivating an engaged, high-performing workforce aligned to business outcomes.

Intellectual Property

Adtalem owns and uses numerous trademarks and service marks, such as "Adtalem," "American University of the Caribbean," "Chamberlain College of Nursing," "Ross University," "Walden University," and others. All trademarks, service marks, certification marks, patents, and copyrights associated with its businesses are owned in the name of Adtalem Global Education Inc. or a subsidiary of Adtalem Global Education Inc. Adtalem vigorously defends against infringements of its trademarks, service marks, certification marks, patents, and copyrights.

Available Information

We use our website (www.adtalem.com) as a routine channel of distribution of company information, including press releases, presentations, and supplemental information, as one means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor our website in addition to following press releases, SEC filings, and public conference calls and webcasts. Investors and others can receive notifications of new information posted on our investor relations website in real time by signing up for email alerts. You may also access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, as well as other reports relating to us that are filed with or furnished to the Securities and Exchange Commission ("SEC"), free of charge in the investor relations section of our website as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The content of the websites mentioned above is not incorporated into and should not be considered a part of this report.

Item 1A. Risk Factors

Adtalem's business operations are subject to numerous risks and uncertainties, some of which are not entirely within our control. Investors should carefully consider the risk factors described below and all other information contained in this Annual Report on Form 10-K before making an investment decision with respect to Adtalem's common stock. If any of the following risks are realized, Adtalem's business, results of operations, financial condition, and cash flows could be materially and adversely affected, and as a result, the price of Adtalem's common stock could be materially and adversely affected. Management cannot predict all the possible risks and uncertainties that may arise. Risks and uncertainties that may affect Adtalem's business include the following:

Risks Related to Adtalem's Regulated Industry

We are subject to regulatory audits, investigations, lawsuits, or other proceedings relating to compliance by the institutions in the Adtalem portfolio with numerous laws and regulations in the U.S. and foreign jurisdictions applicable to the postsecondary education industry.

Due to the regulated nature of proprietary postsecondary institutions, we are subject to audits, compliance reviews, inquiries, complaints, investigations, claims of non-compliance, and lawsuits by federal and state governmental agencies, regulatory agencies, accrediting agencies, present and former students and employees, shareholders, and other third parties, any of whom may allege violations of any of the legal and regulatory requirements applicable to us. If the results of any such claims or actions are unfavorable to us or one or more of our institutions, we may be required to pay monetary judgments, fines, or penalties, be required to repay funds received under Title IV programs or state financial aid programs, have restrictions placed on or terminate our schools' or programs' eligibility to participate in Title IV programs or state financial aid programs, have limitations placed on or terminate our schools' operations or ability to grant degrees and certificates, have our schools' accreditations restricted or revoked, or be subject to civil or criminal penalties. ED regulations regarding financial responsibility provide that, if any one of our Title IV institutions is unable to pay its obligations under its Program Participation Agreement ("PPA") as a result of operational issues and/or an enforcement action, our other Title IV institutions, regardless of their compliance with applicable laws and regulations, would not be able to maintain their Title IV eligibility without assisting in the repayment of the non-compliant institution's Title IV obligations. As a result, even though Adtalem's Title IV institutions are operated through independent entities, an enforcement action against one of our institutions could also have a material adverse effect on the businesses, financial condition, results of operations, and cash flows of Adtalem's other Title IV institutions.

The ongoing regulatory effort aimed at all Title IV participating institutions could be a catalyst for additional legislative or regulatory restrictions, investigations, enforcement actions, and claims.

At times, Title IV participating institutions, from all sectors, have experienced scrutiny from federal and state legislators, agencies, attorneys general, and other government officials. An adverse disposition of these existing inquiries, administrative actions, or claims, or the initiation of other inquiries, administrative actions, or claims, could, directly or indirectly, have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in significant restrictions on us and our ability to operate.

Adverse publicity arising from investigations, claims, or actions brought against us or other proprietary higher education institutions may negatively affect our reputation, business, or stock price, or attract additional investigations, lawsuits, or regulatory action.

Adverse publicity regarding any past, pending, or future investigations, claims, settlements, and/or actions against us or other proprietary postsecondary education institutions could negatively affect our reputation, student enrollment levels, revenue, profit, and/or the market price of our common stock. Unresolved investigations, claims, and actions, or adverse resolutions or settlements thereof, could also result in additional inquiries, administrative actions or lawsuits, increased scrutiny, the withholding of authorizations, and/or the imposition of other sanctions by state education and professional licensing authorities, taxing authorities, our accreditors and other regulatory agencies governing us, which, individually or in the aggregate, could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Government and regulatory agencies and third parties have initiated, and could initiate additional investigations, claims, or actions against us, which could require us to pay monetary damages, halt certain business practices, or receive other sanctions. The defense and resolution of these matters could require us to expend significant resources.

Due to the regulatory and enforcement efforts at times directed at all Title IV participating institutions and adverse publicity arising from such efforts, we may face additional government and regulatory investigations and actions, lawsuits from private plaintiffs, and shareholder class actions and derivative claims. We may incur significant costs and other expenses in connection with our response to, and defense, resolution, or settlement of, investigations, claims, or actions, or group of related investigations, claims, or actions, which, individually or in the aggregate, could be outside the scope of, or in excess of, our existing insurance coverage and could have a material adverse effect on our financial condition, results of operations, and cash flows. As part of our resolution of any such matter, or group of related matters, we may be required to comply with certain forms of injunctive relief, including altering certain business practices, or pay substantial damages, settlement costs, fines, and/or penalties. In addition, findings or claims or settlements thereof could serve as a basis for additional lawsuits or governmental inquiries or enforcement actions, including actions under ED's Borrower Defense to Repayment regulations. Such actions, individually or combined with other proceedings, could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. Additionally, an adverse allegation, finding or outcome in any of these matters could also materially and adversely affect our ability to maintain, obtain, or renew licenses, approvals, or accreditation, and maintain eligibility to participate in Title IV, Department of Defense and Veterans Affairs programs or serve as a basis for ED to discharge certain Title IV student loans and seek recovery for some or all of its resulting losses from us under Borrower Defense to Repayment regulations, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

ED has issued regulations setting forth new standards and procedures related to Borrower Defense to Repayment of Title IV loan obligations, and ED's right of recoveries against institutions following a successful borrower defense and institutional financial responsibility. It is possible that a finding or allegation arising from current or future legal proceedings or governmental administrative actions may create significant liability under the proposed regulations.

Under the Higher Education Act ("HEA"), the U.S. Department of Education ("ED") is authorized to specify in regulations which acts or omissions of an institution of higher education a borrower may assert as a Borrower Defense to Repayment of a Direct Loan made under the Federal Direct Loan Program. See "Borrower Defense to Repayment" in Item 1. "Business" for additional information.

Although OBBBA blocked implementation of the 2023 Borrower Defense to Repayment regulations until 2035, the 2020 regulations have been restored and the outcome of any legal proceeding instituted by a private party or governmental authority, facts asserted in pending or future lawsuits, and/or the outcome of any future governmental inquiry, lawsuit, or enforcement action (including matters described in Note 18 "Commitments and Contingencies" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data") could serve as the basis for claims by students or ED under the Borrower Defense to Repayment regulations, the posting of substantial letters of credit, or the termination of eligibility of our institutions to participate in the Title IV program based on ED's institutional capability assessment, any of which could, individually or in the aggregate, have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

While we intend to defend ourselves vigorously in all pending and future legal proceedings, we may settle certain matters. Moreover, regardless of the merits of our actions and defenses, if we are unable to resolve certain legal proceedings or regulatory actions, indirect consequences arising from unproven allegations or appealable regulatory findings may have adverse consequences to us.

We may settle certain matters due to uncertainty in potential outcome, for strategic reasons, as a part of a resolution of other matters, or in order to avoid potentially worse consequences in inherently uncertain judicial or administrative processes. The terms of any such settlement could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. Additionally, although inconsistent with its usual practices, ED and other regulatory and accrediting bodies have broad discretion to impose significant limitations on us and our business operations arising from acts it determines are in violation of their regulations or standards. As a result, foreseeable and unforeseeable consequences of prior and prospective adjudicated or settled legal proceedings and regulatory matters could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Within Title IV regulations, pending or future lawsuits, investigations, program reviews, and other events could each trigger, automatically or in some cases at ED's discretion, the posting of letters of credit or other securities.

ED regulations could require Adtalem to post multiple and substantial letters of credit or other securities in connection with, among other things, certain pending and future claims, investigations, and program reviews, regardless of the merits of our actions or available defenses, or, potentially, the severity of any findings or facts stipulated. The aggregate amount of these letters of credit or other required security could materially and adversely limit our borrowing capacity under our credit agreement and our ability to make capital expenditures and other investments aimed at growing and diversifying our operations, sustain and fund our operations, and make dividend payments to shareholders. Adtalem's credit agreement allows Adtalem to post up to $500.0 million in letters of credit. In the event Adtalem is required to post letters of credit in excess of the $500.0 million limit, Adtalem would be required to seek an amendment to its credit agreement or seek an alternative means of providing security required by ED. Adtalem may not be able to obtain the excess letters of credit or security or may only be able to obtain such excess letters of credit or security at significant cost.

We are subject to risks relating to regulatory matters. If we fail to comply with the extensive regulatory requirements for our operations, we could face fines and penalties, including loss of access to federal and state student financial aid for our students, loss of ability to enroll students in a state, and significant civil liability.

As a provider of higher education, we are subject to extensive regulation. These regulatory requirements cover virtually all phases and aspects of our U.S. postsecondary operations, including educational program offerings, facilities, civil rights, safety, public health, privacy, instructional and administrative staff, administrative procedures, marketing and recruiting, financial operations, payment of refunds to students who withdraw, acquisitions or openings of new schools or programs, addition of new educational programs, and changes in our corporate structure and ownership.

In particular, the HEA subjects schools that participate in the various federal student financial aid programs under Title IV, which includes all Adtalem Title IV institutions, to significant regulatory scrutiny. Adtalem's Title IV institutions collectively receive 77% of their revenue from Title IV programs. As a result, the suspension, limitation, or termination of the eligibility of any of our institutions to participate in Title IV programs could have a material adverse effect on our

business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

To participate in Title IV programs, an institution must receive and maintain authorization by the appropriate state education agencies, be accredited by an accrediting agency recognized by ED, and be certified by ED as an eligible institution, which ultimately is accomplished through the execution of a PPA.

Our institutions that participate in Title IV programs each do so pursuant to a PPA that, among other things, includes commitments to abide by all applicable laws and regulations, such as Incentive Compensation and Substantial Misrepresentation. Alleged violations of such laws or regulations may form the basis of civil actions for violation of state and/or federal false claims statutes predicated on violations of a PPA, including pursuant to lawsuits brought by private plaintiffs on behalf of governments (qui tam actions), that have the potential to generate very significant damages linked to our receipt of Title IV funding from the government over a period of several years.

Government budgetary pressures and changes to laws governing financial aid programs could reduce our student enrollment or delay our receipt of tuition payments.

Our Title IV institutions collectively receive 77% of their revenue from Title IV programs. As a result, any reductions in funds available to our students or any delays in payments to us under Title IV programs could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Action by the U.S. Congress to revise the laws governing the federal student financial aid programs or reduce funding for those programs could reduce Adtalem's student enrollment and/or increase its costs of operation. Political and budgetary concerns significantly affect Title IV programs. The U.S. Congress enacted the HEA to be reauthorized on a periodic basis, which most recently occurred in August 2008.

A comprehensive HEA reauthorization bill has not yet been introduced. However, standalone bills impacting Title IV federal financial aid programs have been introduced in both chambers of Congress. Some of these bills could be included in a larger legislative package, which could include the HEA. When the HEA is reauthorized, existing programs and participation requirements are subject to change. Additionally, funding for student financial assistance programs may be impacted during appropriations and budget actions.

The U.S. Congress can change the laws affecting Title IV programs in annual federal appropriations bills and other laws it enacts between the HEA reauthorizations, as it did in the recent OBBBA, as discussed in detail in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We are currently analyzing the changes made by OBBBA and what effect they may have on Adtalem.

At this time, Adtalem cannot predict what additional changes the U.S. Congress may ultimately make. Since a significant percentage of Adtalem's revenue is tied to Title IV programs, any action by the U.S. Congress that significantly reduces Title IV program funding or the ability of Adtalem's degree-granting institutions or students to participate in Title IV programs could have a material adverse effect on Adtalem's business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. Certain legislation, provisions in proposed legislation if enacted, or implementation of existing or future law by a current or future administration, could have a material adverse effect on our business, including but not limited to legislation that limits the enrollment of U.S. citizens in foreign medical schools, legislation that could require institutions to share in the risk of defaulted federal student loans, and legislation that ties institutions' eligibility for Title IV funds to the earnings of its graduates.

Additionally, a shutdown or significant staff reduction of government agencies, such as ED, responsible for administering student financial aid programs under Title IV could lead to delays in student eligibility determinations, delays in origination and disbursement of government-funded student loans to our students, and delays in issuing regulations and guidance related to legislation governing federal financial aid.

Our ability to comply with some ED regulations is affected by economic forces affecting our students and graduates that are not entirely within our control.

Our ability to comply with several ED regulations is not entirely within our control. In particular, our ability to participate in federal Title IV programs is dependent on the ability of our past students to avoid default on student loans, obtain sufficiently remunerative employment, and of our future students to pay for a portion of their education with private funds. These factors are influenced by broader economic drivers, including the personal or family wealth of our students, the overall employment outlook for their area of study, and the availability of private financing sources. An economic downturn could impact these factors, which could have a material adverse effect on our business, financial condition, results of operation, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. Additionally, institutions may lose Title IV eligibility if the most recent cohort default rate on student loans exceeds 40% or if each of the three most recent cohort default rates exceed 30%. According to ED, the default rate for all Title IV institutions nationally was 0.0% for the fiscal year 2021 cohort, 0.0% for the fiscal year 2020 cohort, and 2.3% for the fiscal year 2019 cohort. The recently enacted Do No Harm provisions of OBBBA are discussed in detail in Item 1. "Business" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations." We are currently evaluating whether Do No Harm will impact any Adtalem programs.

ED rules prohibiting "substantial misrepresentation" create exposure to litigation arising from student and prospective student complaints and enforcement actions by ED that could restrict or eliminate our eligibility to participate in Title IV programs.

ED regulations in effect for federal Stafford loans prohibit any "substantial misrepresentation" by our Title IV institutions, employees, and agents regarding the nature of the institution's educational programs, its financial charges, or the employability of its graduates. These regulations may, among other things, subject us to claims of sanctions for statements containing errors made to non-students, including any member of the public, impose liability on us for the conduct of others and expose us to liability even when no actual harm occurs. A "substantial misrepresentation" is any misrepresentation on which the person to whom it was made could reasonably be expected to rely, or has reasonably relied, to that person's detriment. It is possible that despite our efforts to prevent misrepresentations, our employees or service providers may make statements that could be construed as substantial misrepresentations. As a result, we may face complaints from students and prospective students over statements made by us and our agents in advertising and marketing, during the enrollment, admissions and financial aid process, and throughout attendance at any of our Title IV institutions, which would expose us to increased risk of enforcement action and applicable sanctions or other penalties, including potential Borrower Defense to Repayment liabilities, and increased risk of private qui tam actions under the Federal False Claims Act. If ED determines that an institution has engaged in substantial misrepresentation, ED may (1) fine the institution; (2) discharge students' debt and hold the institution liable for the discharged debt under the HEA and the Borrower Defense to Repayment regulations; and/or (3) suspend or terminate an institution's participation in Title IV programs. Alternatively, ED may impose certain other limitations on the institution's participation in Title IV programs, which could include the denial of applications for approval of new programs or locations, a requirement to post a substantial letter of credit, or the imposition of one of ED's heightened cash monitoring processes. Any of the foregoing actions could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

A failure to demonstrate financial responsibility or administrative capability may result in the loss of eligibility to participate in Title IV programs.

All of our Title IV institutions are subject to meeting financial and administrative standards. These standards are assessed through annual compliance audits, periodic renewal of institutional PPAs, periodic program reviews, and ad hoc events which may lead ED to evaluate an institution's financial responsibility or administrative capability. See "Financial Responsibility" and "Administrative Capability" in Item 1. "Business" for additional information.

If ED does not recertify any one of our institutions to continue participating in Title IV programs, students at that institution would lose their access to Title IV program funds. Alternatively, ED could recertify our institutions but require our institutions to accept significant limitations as a condition of their continued participation in Title IV programs.

ED certification to participate in Title IV programs lasts a maximum of six years, and institutions are thus required to seek recertification from ED on a regular basis in order to continue their participation in Title IV programs. An institution must also apply for recertification by ED if it undergoes a change in control, as defined by ED regulations.

Each of our Title IV institutions operates under a PPA. There can be no assurance that ED will recertify an institution after its PPA expires or that ED will not limit the period of recertification to participate in Title IV programs to less than six years, place the institution on provisional certification, or impose conditions or other restrictions on the institution as a condition of granting our application for recertification. If ED does not renew or withdraws the certification to participate in Title IV programs for one or more of our institutions at any time, students at such institution would no longer be able to receive Title IV program funds. Alternatively, ED could (1) renew the certifications for an institution, but restrict or delay receipt of Title IV funds, limit the number of students to whom an institution could disburse such funds, or place other restrictions on that institution, or (2) delay recertification after an institution's PPA expires, in which case the institution's certification would continue on a month-to-month basis, any of which could have a material adverse effect on the businesses, financial condition, results of operations, and cash flows of the institution or Adtalem as a whole and could result in the imposition of significant restrictions on the ability of the institution or Adtalem as a whole to operate. See "Program Participation Agreement" in Item 1. "Business" for additional information.

If we fail to maintain our institutional accreditation or if our institutional accrediting body loses recognition by ED, we would lose our ability to participate in Title IV programs.

The loss of institutional accreditation by any of our Title IV institutions would leave the affected institution ineligible to participate in Title IV programs and would have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. In addition, an adverse action by any of our institutional accreditors other than loss of accreditation, such as issuance of a warning or probation, could have a material adverse effect on our business. Increased scrutiny of accreditors by ED in connection with ED's recognition process may result in increased scrutiny of institutions by accreditors or have other consequences.

If regulators do not approve, or delay their approval, of transactions involving a material change of ownership or change of control of Adtalem, the eligibility of our institutions to participate in Title IV programs, our institutions' accreditations and our institutions' state licenses may be impaired in a manner that materially and adversely affects our business.

Any material change of ownership or change of control of Adtalem, depending on the type of change, may have significant regulatory consequences for each of our Title IV institutions. Such a change of ownership or control could require recertification by ED, the reevaluation of accreditation by each institution's accreditors, reauthorization by each institution's state licensing agencies, and/or providing financial protections. If Adtalem experiences a material change of ownership or change of control, then our Title IV institutions may cease to be eligible to participate in Title IV programs until recertified by ED. The continuing participation of each of our Title IV institutions in Title IV programs is critical to our business. Any disruption in an institution's eligibility to participate in Title IV programs would materially and adversely impact our business, financial condition, results of operations, and cash flows.

In addition, each Title IV institution is required to report any material change in stock ownership to its principal institutional accrediting body and would generally be required to obtain approval prior to undergoing any transaction that affects, or may affect, its corporate control or governance. In the event of any such change, each of our institution's accreditors may undertake an evaluation of the effect of the change on the continuing operations of our institution for purposes of determining if continued accreditation is appropriate, which evaluation may include a comprehensive review. If our accreditors determine that the change is such that prior approval was required, but was not obtained, many of our accreditors' policies require the accreditor to consider withdrawal of accreditation. If certain accreditation is suspended or withdrawn with respect to any of our Title IV institutions, they would not be eligible to participate in Title IV programs

until the accreditation is reinstated or is obtained from another appropriate accrediting body. There is no assurance that reinstatement of accreditation could be obtained on a timely basis, if at all, and accreditation from a different qualified accrediting authority, if available, would require a significant amount of time. Any material disruption in accreditation would materially and adversely impact our business, financial condition, results of operations, and cash flows.

In addition, some states in which our Title IV institutions are licensed require approval (in some cases, advance approval) of changes in ownership or control in order to remain authorized to operate in those states, and participation in grant programs in some states may be interrupted or otherwise affected by a change in ownership or control.

A bankruptcy filing by us or by any of our Title IV institutions, or a closure of one of our Title IV institutions, would lead to an immediate loss of eligibility to participate in Title IV programs.

In the event of a bankruptcy filing by Adtalem, all of our Title IV institutions would lose their eligibility to participate in Title IV programs, pursuant to statutory provisions of the HEA, notwithstanding the automatic stay provisions of federal bankruptcy law, which would make any reorganization difficult to implement. Similarly, in the event of a bankruptcy filing by any of Adtalem's subsidiaries that own a Title IV institution, such institution would lose its eligibility to participate in Title IV programs. In the event of any bankruptcy affecting one or more of our Title IV institutions, ED could hold our other Title IV institutions jointly liable for any Title IV program liabilities, whether asserted or unasserted at the time of such bankruptcy, of the institution whose Title IV program eligibility was terminated.

Further, in the event that an institution closes and fails to pay liabilities or other amounts owed to ED, ED can attribute the liabilities of that institution to other institutions under common ownership. If any one of our Title IV institutions were to close or have unpaid ED liabilities, ED could seek to have those liabilities repaid by one of our other Title IV institutions.

Excessive student loan defaults could result in the loss of eligibility to participate in Title IV programs.

Our Title IV institutions may lose their eligibility to participate in Title IV programs if their student loan default rates are greater than standards set by ED. An educational institution may lose its eligibility to participate in some or all Title IV programs, if, for three consecutive federal fiscal years, 30% or more of its students who were required to begin repaying their student loans in the relevant federal fiscal year default on their payment by the end of the next two federal fiscal years. In addition, an institution may lose its eligibility to participate in some or all Title IV programs if its default rate for a federal fiscal year was greater than 40%. If any of our Title IV institutions lose eligibility to participate in Title IV programs because of high student loan default rates, it would have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. See "Cohort Default Rate" in Item 1. "Business" for additional information. Nevertheless, Adtalem's cohort default rates are far below such thresholds as discussed in "Cohort Default Rate" in Item 1. "Business."

Our Title IV institutions could lose their eligibility to participate in federal student financial aid programs if the percentage of their revenue derived from those programs were too high.

Our Title IV institutions may lose eligibility to participate in Title IV programs if, on a cash basis, the percentage of the institution's revenue derived from Title IV programs for two consecutive fiscal years is greater than 90%. Further, if an institution exceeds the 90% threshold for any single fiscal year, ED could place that institution on provisional certification status for the institution's following two fiscal years. See "The 90/10 Rule" in Item 1. "Business" for additional information.

If we fail to maintain any of our state authorizations, we would lose our ability to operate in that state and to participate in Title IV programs in that state.

Our Title IV institutions must be authorized to operate by the appropriate postsecondary regulatory authority in each state in which the institution is located. See "State Authorization" in Item 1. "Business" for a description of Adtalem's current U.S. approvals.

The loss of state authorization would, among other things, render the affected institution ineligible to participate in Title IV programs, at least at those state campus locations, and otherwise limit that school's ability to operate in that state. If these pressures and uncertainty continue in the future, or if one or more of our institutions are unable to offer programs

in one or more states, it could have a material adverse impact on our enrollment, revenue, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Our ability to place our medical schools' students in hospitals in the U.S. may be limited by efforts of certain state government regulatory bodies, which may limit the growth potential of our medical schools, put our medical schools at a competitive disadvantage to other medical schools, or force our medical schools to substantially reduce their class sizes.

AUC and RUSM enter into affiliation agreements with hospitals across the U.S. to place their third and fourth year students in clinical programs at such hospitals. Certain states with regulatory programs that require state approval of clinical education programs may preclude, limit, or impose onerous requirements on Adtalem's entry into affiliation agreements with hospitals in their states. If states limit access to affiliation arrangements, our medical schools may be at a competitive disadvantage to other medical schools, and our medical schools may be required to substantially restrict their enrollment due to limited clinical opportunities for enrolled students. The impact on enrollment, and the potential for enrollment growth, of such restrictions on our medical schools' clinical placements could have a material adverse effect on our business, financial conditions, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Budget constraints in states that provide state financial aid to our students could reduce the amount of such financial aid that is available to our students, which could reduce our enrollment and adversely affect our 90/10 Rule percentage.

Some states may reduce or eliminate various student financial assistance programs or establish minimum performance measures as a condition of participation. If our students who receive this type of assistance cannot secure alternate sources of funding, they may be forced to withdraw, reduce the rate at which they seek to complete their education, or replace the source with more expensive forms of funding, such as private loans. Other students who would otherwise have been eligible for state financial assistance may not be able to enroll without such aid. This reduced funding could decrease our enrollment and adversely affect our business, financial condition, results of operations, and cash flows.

In addition, the reduction or elimination of these non-Title IV sources of student funding may adversely affect our 90/10 Rule percentage.

We could be subject to sanctions if we fail to calculate accurately and make timely payment of refunds of Title IV program funds for students who withdraw before completing their educational program.

The HEA and ED regulations require us to calculate refunds of unearned Title IV program funds disbursed to students who withdraw from their educational program. If refunds are not properly calculated or timely paid, we may be required to post a letter of credit with ED or be subject to sanctions or other adverse actions by ED, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

A failure of our vendors to comply with applicable regulations in the servicing of our students and institutions could subject us to fines or restrictions on or loss of our ability to participate in Title IV programs.

We contract with unaffiliated entities for student software systems and services related to the administration of portions of our Title IV and financing programs. Because each of our institutions may be jointly and severally liable for the actions of third-party servicers and vendors, failure of such servicers to comply with applicable regulations could have a material adverse effect on our institutions, including fines and the loss of eligibility to participate in Title IV programs, which could have a material adverse effect on our enrollment, revenue, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. If any of our third-party servicers discontinues providing such services to us, we may not be able to replace such third-party servicer in a timely, cost-efficient, or effective manner, or at all, and we could lose our ability to comply with collection, lending, and Title IV requirements, which could have a material adverse effect on our enrollment, revenue, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

We provide financing programs to assist some of our students in affording our educational offerings. These programs are subject to various federal and state rules and regulations. Failure to comply with these regulations could subject us to fines, penalties, obligations to discharge loans, and other injunctive requirements.

If we, or one of the companies that service our credit programs, do not comply with laws applicable to the financing programs that assist our students in affording our educational offerings, including Truth in Lending and Fair Debt Collections Practices laws and the Unfair, Deceptive or Abusive Acts or Practices provisions of Title X of the Dodd-Frank Act, we could be subject to fines, penalties, obligations to discharge the debts, and other injunctive requirements, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate. Additionally, an adverse allegation, finding or outcome in any of these matters could also materially and adversely affect our ability to maintain, obtain or renew licenses, approvals or accreditation, and maintain eligibility to participate in Title IV programs or serve as a basis for ED to discharge certain Title IV student loans and seek recovery for some or all of its resulting losses from us, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows and result in the imposition of significant restrictions on us and our ability to operate.

Release of confidential information could subject us to civil penalties or cause us to lose our eligibility to participate in Title IV programs.

As an educational institution participating in federal and state student assistance programs and collecting financial receipts from enrollees or their sponsors, we collect and retain certain confidential information. Such information is subject to federal and state privacy and security rules, including the Family Education Right to Privacy Act, the Health Insurance Portability and Accountability Act, and the Fair and Accurate Credit Transactions Act. Release or failure to secure confidential information or other non-compliance with these rules could subject us to fines, loss of our capacity to conduct electronic commerce, and loss of eligibility to participate in Title IV programs, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We could be subject to sanctions if we fail to accurately and timely report sponsored students' tuition, fees, and enrollment to the sponsoring agency.

A significant portion of our enrollment is sponsored through various federal and state supported agencies and programs, including the U.S. Department of Defense, the U.S. Department of Labor, and the U.S. Department of Veterans Affairs. As a recipient of funds, we are subject to periodic reviews and audits. Inaccurate or untimely reporting or administration of funds to students could result in suspension or termination of our eligibility to participate in these federal and state programs and have a material adverse impact on enrollment and revenue, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Risks Related to Adtalem's Business

Student enrollment at our schools is affected by legislative, regulatory, and economic factors that may change in ways we cannot predict. These factors outside our control limit our ability to assess our future enrollment effectively.

Our future revenue and growth depend on a number of factors, including many of the regulatory risks discussed above and business risks discussed below. Despite ongoing efforts to provide more scholarships and other financing sources to prospective students, and to increase quality and build our reputation, negative perceptions of the value of a college degree, increased reluctance to take on debt, and the resulting lower student consumer confidence may continue to impact enrollment in the future. In addition, technological innovations in the delivery of low-cost education alternatives and increased competition could negatively affect enrollment.

We are subject to risks relating to enrollment of students. If we are not able to continue to successfully recruit and retain our students, our revenue may decline.

Our undergraduate and graduate educational programs are concentrated in selected areas of medical and healthcare. If applicant career interests or employer needs shift away from these fields, and we do not anticipate or adequately respond to that trend, future enrollment and revenue may decline and the rates at which our graduates obtain jobs involving their fields of study could decline.

If our graduates are unable to find appropriate employment opportunities or obtain professional licensure or certification, we may not be able to recruit new students.

If employment opportunities for our graduates in fields related to their educational programs decline or they are unable to obtain professional licenses or certifications in their chosen fields, future enrollment and revenue may decline as potential applicants choose to enroll at other educational institutions or providers.

We face heightened competition in the postsecondary education market from both public and private educational institutions.

Postsecondary education in our existing and new market areas is competitive. We compete with traditional public and private two-year and four-year colleges, other proprietary schools, and alternatives to higher education. Some of our competitors, both public and private, have greater financial and nonfinancial resources than us. Some of our competitors, both public and private, are able to offer programs similar to ours at a lower tuition level for a variety of reasons, including the availability of direct and indirect government subsidies, government and foundation grants, large endowments, tax-deductible contributions, and other financial resources not available to proprietary institutions, or by providing fewer student services or larger class sizes. An increasing number of traditional colleges and community colleges are offering distance learning and other online education programs, including programs that are geared towards the needs of working adults. This trend has been accelerated by private companies that provide and/or manage online learning platforms for traditional colleges and community colleges. As the proportion of traditional colleges providing alternative learning modalities increases, we will face increasing competition for students from traditional colleges, including colleges with well-established reputations for excellence. As the online and distance learning segment of the postsecondary education market matures, we believe that the intensity of the competition we face will continue to increase. This intense competition could make it more challenging for us to enroll students who are likely to succeed in our educational programs, which could adversely affect our new student enrollment levels and student persistence and put downward pressure on our tuition rates, any of which could materially and adversely affect our business, financial condition, results of operations, and cash flows.

Outbreaks of communicable infections or diseases, or other public health pandemics in the locations in which we, our students, faculty, and employees live, work, and attend classes, could substantially harm our business.

Disease outbreaks and other public health conditions in the locations in which we, our students, faculty, and employees live, work, and attend classes could have a significant negative impact on our revenue, profitability, and business. We continue to evaluate, and if appropriate, adopt other measures in the future required for the ongoing safety of our students and employees. If our business experiences prolonged occurrences of adverse public health conditions, we believe it could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Natural disasters or other extraordinary events or political disruptions may cause us to close some of our schools or suffer casualty losses.

We may experience business interruptions or casualty losses resulting from natural disasters, inclement weather, transit disruptions, political disruptions, or other events in one or more of the geographic areas in which we operate, particularly in the West Coast and Gulf States of the U.S., and the Caribbean. These events could impair the value of our assets and/or cause us to close schools, temporarily or permanently, and could affect student recruiting opportunities in those locations, causing enrollment and revenue to decline, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The personal information that we collect may be vulnerable to breach, theft, or loss that could adversely affect our reputation and operations.

Possession and use of personal information in our operations subjects us to risks and costs that could harm our business. We collect, use, and retain large amounts of personal information regarding our students and their families. We also collect and maintain personal information of our employees and contractors in the ordinary course of our business. Some of this personal information is held and managed by certain of our vendors. Confidential information also may become available

to third parties inadvertently when we integrate or convert computer networks into our network following an acquisition or in connection with system upgrades from time to time.

Due to the sensitive nature of the information contained on our networks, such as students' financial information and grades, our networks may be targeted by hackers. Attacks could have a significant negative impact on our systems and operations. Anyone who circumvents security measures could misappropriate proprietary or confidential information or cause interruptions or malfunctions in our operations. Although we use security and business controls to limit access and use of personal information, a third-party may be able to circumvent those security and business controls, which could result in a breach of privacy. In addition, errors in the storage, use, or transmission of personal information could result in a breach of privacy. Possession and use of personal information in our operations also subjects us to legislative and regulatory burdens that could require notification of data breaches and restrict our use of personal information. We cannot assure that a breach, loss, or theft of personal information will not occur. A breach, theft, or loss of personal information regarding our students and their families, employees, or contractors that is held by us or our vendors could have a material adverse effect on our reputation and results of operations and result in liability under state and federal privacy statutes and legal actions by federal or state authorities and private litigants, any of which could have a material adverse effect on our business and result in the imposition of significant restrictions on us and our ability to operate.

System disruptions and vulnerability from security risks to our computer network or information systems could severely impact our ability to serve our existing students and attract new students.

The performance and reliability of our computer networks and system applications, especially online educational platforms and student operational and financial aid packaging applications, are critical to our reputation and ability to attract and retain students. System errors, disruptions or failures, including those arising from unauthorized access, computer hackers, computer viruses, denial of service attacks, and other security threats, could adversely impact our delivery of educational content to our students or result in delays and/or errors in processing student financial aid and related disbursements. Such events could have a material adverse effect on the reputation of our institutions, our financial condition, results of operations, and cash flows. We may be required to expend significant resources to protect against system errors, failures or disruptions, or the threat of security breaches, or to repair or otherwise mitigate problems caused by any actual errors, disruptions, failures, or breaches. We cannot ensure that these efforts will protect our computer networks, or fully mitigate the resulting impact of interruptions or malfunctions in our operations, despite our regular monitoring of our technology infrastructure security and business continuity plans.

A breach of our information technology systems could subject us to liability, reputational damage, or interrupt the operation of our business.

We rely upon our information technology systems and infrastructure to operate our business. We could experience theft of sensitive data or confidential information or reputational damage from malware or other cyber-attacks, which may compromise our system infrastructure or lead to data leakage, either internally or at our third-party providers. Similarly, data privacy breaches by those who access our systems may pose a risk that sensitive data, including intellectual property, trade secrets, or personal information belonging to us, our employees, students, or business partners, may be exposed to unauthorized persons or to the public. Cyber-attacks are increasing in their frequency, sophistication, and intensity, and have become increasingly difficult to detect and respond to. There can be no assurance that our mitigation efforts to protect our data and information technology systems will prevent breaches in our systems (or that of our third-party providers) that could adversely affect our operations and business and result in financial and reputational harm to us, theft of trade secrets and other proprietary information, legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. Although we maintain a cybersecurity insurance policy covering costs that we may incur in connection with incidents, we nevertheless may incur expenses and losses related to a cyber incident that are not covered by insurance or are in excess of our insurance coverage.

Government regulations relating to the internet could increase our cost of doing business and affect our ability to grow.

The use of the internet and other online services has led to and may lead to the adoption of laws and regulations in the U.S. or foreign countries and to changing interpretations of existing laws and regulations. These laws, regulations, and interpretations may relate to issues such as online privacy, copyrights, trademarks and service marks, sales taxes, value-added taxes, withholding taxes, cost of internet access, and services, allocation, and apportionment of income amongst

various state, local, and foreign jurisdictions, fair business practices, and the requirement that online education institutions qualify to do business as foreign corporations or be licensed in one or more jurisdictions where they have no physical location or other presence. New laws, regulations, or interpretations related to doing business over the internet could increase our costs and materially and adversely affect our enrollment, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our ability to open new campuses, offer new programs, and add capacity is dependent on regulatory approvals and requires financial and human resources.

As part of our strategy, we intend to open new campuses, offer new educational programs, and add capacity to certain existing locations. Such actions require us to obtain appropriate federal, state, and accrediting agency approvals. In addition, adding new locations, programs, and capacity may require significant financial investments and human resource capabilities. The failure to obtain appropriate approvals or to properly allocate financial and human resources could adversely impact our future growth. The impacts of potential tariffs on supply chains and construction materials may increase the costs of building new campuses.

We may not be able to attract, retain, and develop key employees necessary for our operations and the successful execution of our strategic plans.

We may be unable to attract, retain, and develop key employees with appropriate educational qualifications and experience. In addition, we may be unable to effectively plan and prepare for changes in key employees. Such matters may cause us to incur higher wage expense and/or provide less student support and customer service, which could adversely affect enrollment, revenue, and expense. A significant amount of our compensation for key employees is tied to our financial performance. We may require new employees in order to execute some of our strategic plans. Uncertainty regarding our future financial performance may limit our ability to attract new employees with competitive compensation or increase our cost of recruiting and retaining such new employees.

We may not be able to successfully integrate acquisitions.

As part of our strategy, we are actively exploring acquisition opportunities primarily in the U.S. We have acquired and may in the future acquire additional education institutions or education related businesses aligned to our strategy. Any acquisition involves significant risks and uncertainties, including, but not limited to:

- Inability to successfully integrate the acquired operations and personnel into our business and maintain uniform standards, controls, policies, and procedures;
- Failure to secure applicable regulatory approvals;
- Assumption of known and unknown liabilities;
- Diversion of significant attention of our senior management from day-to-day operations;
- Issues not discovered in our due diligence process, including compliance issues, commitments, and/or contingencies; and
- Financial commitments, investments in foreign countries, and compliance with debt covenants and ED financial responsibility scores.

Expansion into new international markets will subject us to risks inherent in international operations.

To the extent that we expand internationally, we will face risks that are inherent in international operations including, but not limited to:

- Compliance with foreign laws and regulations;
- Management of internal operations;
- Foreign currency exchange rate fluctuations;
- Ability to protect intellectual property;
- Monetary policy risks, such as inflation, hyperinflation, and deflation;
- Price controls or restrictions on exchange of foreign currencies;
- Political and economic instability in the countries in which we operate;

- Potential unionization of employees under local labor laws;
- Multiple and possibly overlapping and conflicting tax laws;
- Inability to cost effectively repatriate cash balances; and
- Compliance with U.S. laws and regulations such as the Foreign Corrupt Practices Act.

Changes in tax laws or exposure to additional income tax liabilities may have a negative impact on our financial results.

Our effective tax rate could be subject to volatility or be adversely impacted by changes to federal tax laws governing the taxation of foreign earnings of U.S. based companies. For example, recent changes to U.S. tax laws significantly impacted how U.S. multinational corporations are taxed on foreign earnings. Numerous countries are evaluating their existing tax laws, due in part to recommendations made by the Organization for Economic Co-operation and Development's ("OECD's") Base Erosion and Profit Shifting ("BEPS") project. This project includes a two-pillar approach to global taxation focusing on global project allocation (Pillar One) and a global minimum tax rate of 15% (Pillar Two). Certain jurisdictions in which we operate enacted legislation consistent with one or more of the OECD Pillar Two model rules, which, in general, are applicable for our fiscal year 2025. We are continuing to evaluate emerging developments related to the Pillar Two model rules and related legislation in jurisdictions in which we operate. These changes increase tax uncertainty and may adversely impact our effective tax rate in future years.

Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results.

Our future effective tax rates could be subject to volatility or adversely affected by: earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated earnings in countries where we have higher statutory rates; changes in the valuation of our deferred tax assets and liabilities; expiration of or lapses in various tax law provisions; tax treatment of stock-based compensation; costs related to intercompany or other restructurings; or other changes in tax rates, laws, regulations, accounting principles, or interpretations thereof. In addition, we are subject to examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. Although we have accrued tax and related interest for potential adjustments to tax liabilities for prior years, there can be no assurance that the outcomes from these continuous examinations will not have a material effect, either positive or negative, on our business, financial condition, and results of operations.

Our goodwill and intangible assets potentially could be impaired if our business results and financial condition were materially and adversely impacted by risks and uncertainties.

Adtalem's market capitalization can be affected by, among other things, changes in industry or market conditions, changes in results of operations, and changes in forecasts or market expectations related to future results. If our market capitalization were to remain below its carrying value for a sustained period of time or if such a decline becomes indicative that the fair values of our reporting units have declined below their carrying values, an impairment test may result in a non-cash impairment charge. As of June 30, 2025, intangible assets from business combinations totaled $765.5 million and goodwill totaled $961.3 million. Together, these assets equaled 63% of total assets as of such date. If our business results and financial condition were materially and adversely impacted, then such intangible assets and goodwill could be impaired, requiring a possible write-off of up to $765.5 million of intangible assets and up to $961.3 million of goodwill.

We cannot guarantee that our share repurchase program will be utilized to the full value approved or that it will enhance long-term stockholder value. Repurchases we consummate could increase the volatility of the price of our common stock and could have a negative impact on our available cash balance.

Our Board authorized a share repurchase program pursuant to which we may repurchase up to $150.0 million of our common stock through May 6, 2028. As of June 30, 2025, $150.0 million of authorized share repurchases were remaining under this share repurchase program. The manner, timing, and amount of any share repurchases may fluctuate and will be determined by us based on a variety of factors, including the market price of our common stock, our priorities for the use of cash to support our business operations and plans, general business and market conditions, tax laws, and alternative investment opportunities. The share repurchase program authorization does not obligate us to acquire any specific number or dollar value of shares. Further, our share repurchases could have an impact on our share trading prices, increase the

volatility of the price of our common stock, or reduce our available cash balance. Our share repurchase program may be modified, suspended, or terminated at any time, which may result in a decrease in the trading prices of our common stock. Even if our share repurchase program is fully implemented, it may not enhance long-term stockholder value.

We and our subsidiaries may not be able to generate sufficient cash to service all of our indebtedness and may not be able to refinance our debt obligations.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our and our subsidiaries' financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, competitive, legislative, regulatory, and other factors beyond our control. As a result, we may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. In addition, because we conduct a significant portion of our operations through our subsidiaries, repayment of our indebtedness is also dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us by dividend, debt repayment, or otherwise. Our subsidiaries are distinct legal entities and other than the guarantors on our indebtedness, they do not have any obligation to pay amounts due on the Notes or to make funds available for that purpose or for other obligations. Pursuant to applicable state limited liability company laws and other laws and regulations, our non-guarantor subsidiaries may not be able to, or may not be permitted to, make distributions to us in order to enable us to make payments in respect of the Notes (as defined in Note 13 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data") and our Term Loan B (as defined in Note 13 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data"). In the event that we do not receive distributions from our non-guarantor subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

In addition, there can be no assurance that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our Revolver (as defined in Note 13 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data") in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital, or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

If we cannot make scheduled payments on our indebtedness, we will be in default, and holders of the Notes could declare all outstanding principal and interest to be due and payable, the lenders under the credit facilities could terminate their commitments to loan money, our secured lenders (including the lenders under the credit facilities and the holders of the Notes) could foreclose against the assets securing their loans and the Notes and we could be forced into bankruptcy or liquidation.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cyber Risk Management Strategy

Adtalem recognizes the importance of safeguarding sensitive information pertaining to our students, employees, institutions, and operations. Our Cyber Risk Management Framework ("CRMF") is designed to fortify our defenses against potential cyber threats and to protect the integrity, confidentiality, and availability of critical data. Our CRMF includes continuous risk assessments, threat modeling, vulnerability scans, and monitoring for indicators of compromise. These assessments inform control implementations based on likelihood and impact to operational, financial, and reputational harm.

Program Highlights

The CMRF is anchored by our Enterprise Information Security Framework ("EISF"), which adheres to the guidelines set forth by the National Institute of Standards and Technology ("NIST") 800-53 Framework. To enhance comprehensiveness, our policies also harmonize with other leading frameworks such as the ISO 27001 Standard, Family Educational Rights and Privacy Act of 1974 ("FERPA"), Payment Card Industry Data Security Standard ("PCI DSS"), Gramm-Leach-Bliley Act ("GLBA"), California Consumer Privacy Act ("CCPA"), General Data Protection Regulation ("GDPR"), and other pertinent local, state, national, and international regulations governing data privacy and information security. Our cybersecurity program has adopted controls mapped to these frameworks and incorporated them into Adtalem's policies, risk registers, control testing plans, and vendor assessments.

Our Chief Information Security Officer ("CISO") manages Adtalem's enterprise-wide cybersecurity program and reports to Adtalem's Chief Financial Officer. The CISO has been responsible for assessing and managing material risks from cybersecurity threats at Adtalem since 2018. The CISO has over twenty years of information technology and cybersecurity experience, including executive leadership roles at Fortune 500 organizations within regulated sectors including financial services and healthcare. The CISO leads a team of experienced subject matter experts with focus on strategy formulation, architecture design, incident response, colleague training, risk management, and governance functions. This team includes diverse industry backgrounds spanning financial services, healthcare, and government. The CISO provides regular updates to executive management and ensures independent validation of key controls through internal and external reviews. The CISO's function operates independently of IT operations, with direct access to the Audit and Finance Committee as needed.

The CISO team is supported by a Security Operations team reporting into the Information Technology ("IT") function. This IT team provides engineering and technical expertise. The team is further supported by a 24x7 Security Operations Center ("SOC"). Adtalem has a Cyber Incident Response Plan ("Incident Response Plan") that delineates the requirements of notification, classification, analysis, and communication of cybersecurity incidents based on the identified severity level. The Incident Response Plan includes initial steps to convene a response team, contain the incident, consider insurance notification requirements, determine the type of incident and escalation, consider the communications protocol and possible disclosure requirements, and consider involving law enforcement. The Incident Response Plan also provides for a lessons learned review to identify improvements that could be made. Adtalem's Legal and Compliance teams also provide incident response support to the CISO and manage cybersecurity-related legal and compliance issues. Processes are in place to escalate cybersecurity incidents promptly so that decisions regarding public disclosure and regulatory reporting can be made by management in a timely manner.

An integral component of Adtalem's Incident Response Plan is our Privacy Incident Response Plan (the "Privacy Response Plan") which addresses privacy of our students' records, including under the FERPA. The Privacy Response Plan requires annual training for our employees on how to recognize and report potential privacy incidents.

We regularly conduct Incident Response Plan tabletop exercises, including simulations of malware and ransomware attacks. Our IT environment and cybersecurity-related controls are reviewed by our internal audit function and external third parties. We sponsor third-party assessments, including cyber risk reviews and penetration testing, to evaluate our cybersecurity program independently.

Adtalem subjects its systems to penetration testing to identify potential exposures, ensuring that our infrastructure maintains an acceptable level of cyber risk. In addition, Adtalem leverages third-party experts to enhance its cybersecurity program and Incident Response Plan. Our organization has not identified or discovered any cybersecurity threats over the past three fiscal years that have materially impacted or are reasonably likely to materially impact our business strategy, operations, or financial condition. Expenses related to cybersecurity incidents have not been material.

Our year-round cybersecurity awareness program mandates training for all system users, covering essential topics such as safeguarding sensitive information, identifying phishing attempts, securing mobile devices, and understanding the risks associated with artificial intelligence ("AI") platforms. Our cybersecurity awareness training is mandatory for all employees and is conducted at least annually, with targeted phishing simulation campaigns conducted throughout the year. Third-party suppliers are subject to a formal onboarding process that includes completion of a cybersecurity questionnaire, review of SOC 2 or ISO certifications where available, and risk scoring. New engagements with third parties are contingent

upon affirmative evaluations or adherence to risk mitigation/acceptance protocols. Contracts with third parties include provisions for breach notification, investigation, root cause analysis, and remediation.

Governance

Cybersecurity is acknowledged as an important enterprise risk at Adtalem. Our Audit and Finance Committee ("AFC"), comprised entirely of independent directors, is responsible for oversight of risks from cybersecurity threats. The Chair of our AFC has received a CERT certificate in Cybersecurity Oversight from Carnegie Mellon University in partnership with the National Association of Corporate Directors. Our CISO briefs the AFC on cybersecurity matters, including the evolving threat landscape and Adtalem's threat mitigation efforts, four times a year. At each quarterly meeting, the Chair of our AFC also briefs the full Board on cybersecurity matters discussed at AFC meetings. Cybersecurity risks are also reviewed and discussed with the AFC and the full Board as part of our annual enterprise risk management ("ERM") assessment.

Item 2. Properties

Adtalem's leased facilities are occupied under leases whose remaining terms range from 1 to 15 years. Some of our leases contain provisions giving Adtalem the right to terminate early or renew its lease for additional periods at various rental rates, although generally at higher rates. Adtalem's owned facilities total 775,000 square feet worldwide. No facility that is owned by Adtalem is subject to a mortgage or other indebtedness.

Chamberlain

Chamberlain currently operates 23 campuses in 15 states, of which 3 are in Adtalem owned locations and 20 in leased facilities. Chamberlain's total portfolio of academic and administrative operations comprises approximately 1.0 million square feet.

Walden

Walden operates online and does not have any campus space. Walden leases office space in Minneapolis, Minnesota with 10,000 square feet.

Medical and Veterinary

AUC

AUC's nine-acre campus is located in St. Maarten. The campus is owned and includes 240,000 square feet of academic, student-life, and student residence facilities. In addition to classrooms and auditoriums, educational facilities include a gross anatomy lab, a multi-purpose learning lab, library and learning resource centers, offices, cafeteria, and recreational space facilities. The AUC campus is also supported by administrative staff located in office space in Miramar, Florida.

RUSM

RUSM's campus is located in Barbados and is comprised of 494,000 square feet of leased facilities. Educational facilities include 120,000 square feet of classrooms, labs for anatomy and radiology imaging, simulation, physiology and pathology, exam rooms, private and group study, and faculty and administrative space. A residential village includes 7,000 square feet of administrative student services space surrounded by shopping and recreational facilities and over 400 multi-bedroom student units totaling 367,000 square feet. The RUSM campus is also supported by administrative staff located in office space in Miramar, Florida.

RUSVM

RUSVM's 50-acre campus is located in St. Kitts. The campus is owned and includes 253,000 square feet. Educational facilities include an anatomy/clinical building, pathology building, research building with state-of-the-art necropsy lab, classroom buildings, administration building, bookstore, cafeteria, and a library/learning resource center. Animal care

facilities include kennels, an aviary, and livestock barns. Student-life facilities are also located on the campus. The RUSVM campus is also supported by administrative staff located in office space in North Brunswick, New Jersey.

Home Office

Adtalem is headquartered in Chicago, Illinois in a leased facility with 84,000 square feet. Adtalem also leases office space in Lisle, Illinois with 153,000 square feet, Columbia, Maryland with 53,000 square feet, and Washington, D.C. with 9,000 square feet.

Item 3. Legal Proceedings

For information regarding legal proceedings, see Note 18 "Commitments and Contingencies" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data."

Item 4. Mine Safety Disclosures

Not applicable.

Information About Our Executive Officers

Our executive officers are as follows, along with each executive officer's position, age, and business experience as of the date of this filing:

Name and Current Position	Age	Business Experience
Stephen W. Beard Chairman and Chief Executive Officer	54	Mr. Beard joined Adtalem in February 2018 as Senior Vice President, Secretary and General Counsel. In January 2019, Mr. Beard was appointed Chief Operating Officer and General Counsel. In February 2020, Mr. Beard assumed responsibilities for our former Financial Services segment and was relieved of his General Counsel responsibilities. In September 2021, Mr. Beard was appointed Adtalem's President and Chief Executive Officer. In November 2024, Mr. Beard was appointed Chairman of Adtalem's Board of Directors. Prior to joining Adtalem, Mr. Beard held a variety of leadership roles at Heidrick & Struggles, International from 2003 through 2018 and was most recently Executive Vice President, Chief Administrative Officer and General Counsel.
Douglas G. Beck Senior Vice President, General Counsel, Corporate Secretary and Institutional Support Services	58	Mr. Beck joined Adtalem in June 2021 as Senior Vice President, General Counsel and Corporate Secretary. In January 2023, Mr. Beck assumed responsibilities for our institutional support services. Prior to joining Adtalem, Mr. Beck held a variety of leadership roles at Hub Group from 2011 through 2021 and was most recently Executive Vice President, General Counsel and Secretary. Previously, Mr. Beck served in a legal capacity in a number of other companies across a variety of industries including Alberto Culver, Navistar, and Allegiance Healthcare.
Michael Betz Chief Digital Officer and President, Walden University	52	Mr. Betz joined Adtalem in May 2022 as President of Walden University. In January 2025, Mr. Betz assumed additional responsibilities as Chief Digital Officer. Prior to joining Adtalem, Mr. Betz served in a variety of leadership roles at McKinsey & Co. from 2017 through 2022 where he most recently served as partner and was a leader in McKinsey's higher education and growth transformation practices.

Name and Current Position	Age	Business Experience
Dr. Karen Cox President, Chamberlain University	65	Dr. Cox joined Adtalem in August 2018 as President of Chamberlain University. Prior to joining Adtalem, Dr. Cox served as Executive Vice President and Chief Operating Officer of Children's Mercy – Kansas City an independent, academic medical center in Missouri, from 2006 through August 2018. Prior to that role, Dr. Cox was Senior Vice President for Patient Care Services and Chief Nursing Officer from 2004 through 2006.
Manjunath Gangadharan Vice President, Chief Accounting Officer	43	Mr. Gangadharan joined Adtalem in April 2022 as Vice President, Chief Accounting Officer. Prior to joining Adtalem, Mr. Gangadharan served as Vice President, Corporate Controller at Culligan International since April 2021. Previously, Mr. Gangadharan served as the Chief Accounting Officer at Groupon Inc. since February 2020 and prior to that served in various leadership roles at Groupon including as Senior Director, North America Controller and Head of Global Payroll and Shared Services from May 2019 to February 2020; Director of Corporate Accounting from April 2018 to May 2019; and International Goods Controller from December 2016 to April 2018.
Maurice Herrera Senior Vice President, Chief Marketing Officer	55	Mr. Herrera joined Adtalem in October 2021 as Senior Vice President, Chief Marketing Officer. Prior to joining Adtalem, Mr. Herrera served as Senior Vice President, Americas Chief Marketing Officer at Avis Budget from 2018 through 2021. Previously, Mr. Herrera served as Senior Vice President, Head of Marketing at Weight Watchers from 2014 through 2018.
Sara Hill Senior Vice President, Chief Human Resources Officer	56	Ms. Hill joined Adtalem in September 2024 as Senior Vice President, Chief Human Resources Officer. Prior to joining Adtalem, Ms. Hill served as Chief Human Resources Officer at Intricon from 2020 through 2024. Previously, Ms. Hill served as Chief Human Resources Officer at Ceridian from 2012 through 2016.
Scott Liles President, Medical and Veterinary	59	Mr. Liles joined Adtalem in April 2024 as President, Medical and Veterinary. Prior to joining Adtalem, Mr. Liles served as Chief Executive Officer of the Association of Certified Anti-Money Laundering Specialists ("ACAMS") since March 2022 and President and Managing Director of ACAMS from November 2020 through February 2022. Previously, Mr. Liles served as President, Spire Insurance at Nationwide Insurance from November 2018 through November 2020 and President for Nationwide Pet from 2012 through 2018.
Megan Noel Senior Vice President, Chief Corporate Affairs Officer	40	Ms. Noel joined Adtalem in May 2025 as Senior Vice President, Chief Corporate Affairs Officer. Prior to joining Adtalem, Ms. Noel served as Global President, Corporate Affairs at Golin from October 2024 through May 2025. Previously, Ms. Noel held a variety of leadership roles at PwC from 2014 through 2024 and was most recently Senior Managing Director for PwC US and Mexico.

Name and Current Position	Age	Business Experience
Robert J. Phelan Senior Vice President, Chief Financial Officer	60	Mr. Phelan joined Adtalem in February 2020 as Vice President, Chief Accounting Officer. Effective April 24, 2021, Mr. Phelan served as Interim Chief Financial Officer and was appointed Senior Vice President, Chief Financial Officer in October 2021. Prior to joining Adtalem, Mr. Phelan served as Senior Vice President, Finance - Corporate Controller / Risk Management / Asset Protection at Sears Holdings Corporation ("Sears"), the parent company of Kmart Holdings Corporation and Sears, Roebuck and Co., an integrated retailer with a national network of stores, since June 2018. Previously, Mr. Phelan was the Senior Vice President, Finance - Treasurer & Chief Audit Executive at Sears from July 2016 through May 2018. Mr. Phelan also served as Senior Vice President and President – Inventory & Space Management at Sears from September 2007 through June 2016.
Evan Trent President, Adtalem Elevate	46	Mr. Trent joined Adtalem in August 2019 as Vice President, Strategy and Corporate Development. In July 2022, Mr. Trent was appointed Senior Vice President, Chief Strategy and Transformation Officer. In November 2024, Mr. Trent was appointed President, Adtalem Elevate. Prior to joining Adtalem, Mr. Trent served as Chief Operating Officer at HBR Consulting from 2018 through 2019. Previously, Mr. Trent served as Vice President, Strategy and Corporate Development at Heidrick & Struggles from 2014 through 2018.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Adtalem's common stock is listed on the New York Stock Exchange and NYSE Texas under the symbol "ATGE." The stock transfer agent and registrar for Adtalem's common stock is Computershare Investor Services, LLC.

Holders

There were 165 current holders of record of Adtalem's common stock as of July 31, 2025. The number of holders of record does not include beneficial owners of its securities whose shares are held by various brokerage firms, other financial institutions, Adtalem's 401(k) Retirement Plan, and its Colleague Stock Purchase Plan.

Dividends

Adtalem did not pay any dividends in fiscal year 2025, 2024, or 2023. Adtalem does not expect to pay any cash dividends in the foreseeable future. Any future payment of dividends will be at the discretion of the Adtalem Board of Directors (the "Board") and will be dependent on projections of future earnings, cash flow, financial requirements of Adtalem, and other factors as the Board deems relevant.

Recent Sales of Unregistered Securities

There were no unregistered sales of equity securities during fiscal year 2025.

Issuer Purchases of Equity Securities

The table below reflects shares of common stock we repurchased during the fourth quarter of the fiscal year ended June 30, 2025.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [1]
April 1, 2025 - April 30, 2025	521,165	$ 103.29	521,165	$ 8,701,275
May 1, 2025 - May 31, 2025	71,962	$ 118.87	71,962	$ 150,000,000
June 1, 2025 - June 30, 2025	—	$ —	—	$ 150,000,000
Total	593,127	$ 105.18	593,127	

[1] See Note 14 "Share Repurchases" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our share repurchase programs.

Other Purchases of Equity Securities

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2025 - April 30, 2025	1,910	$ 105.30	NA	NA
May 1, 2025 - May 31, 2025	1,196	$ 134.23	NA	NA
June 1, 2025 - June 30, 2025	11,008	$ 125.51	NA	NA
Total	14,114	123.51	NA	NA

[1] Represents shares delivered to Adtalem for payment of withholding taxes from employees for vesting restricted stock units and shares swapped for payment on exercise of incentive stock options pursuant to the terms of Adtalem's stock incentive plans.

Performance Graph

The following graph compares the cumulative total returns of Adtalem's common stock, the NYSE Composite Index (U.S. Companies), and a Peer Group (as defined below) for the period from June 30, 2020 through June 30, 2025, assuming an investment of $100 in each on June 30, 2020 and also assumes the reinvestment of dividends. Additionally, the Peer Group is weighted by the market capitalization of each component company. The stock price performance on the following graph is not necessarily indicative of future stock performance.

Comparison of Five-Year Cumulative Total Return
Among Adtalem Global Education Inc., NYSE Composite Index, and a Peer Group



	June 30,					
	2020	**2021**	**2022**	**2023**	**2024**	**2025**
Adtalem Global Education Inc.	100	114	115	110	219	408
NYSE Composite Index (U.S. Companies)	100	142	127	143	166	193
Peer Group [1]	100	104	110	115	163	213

Source data: Zacks Investment Research

[1] The self-determined "Peer Group" consists of the following companies selected on the basis of similarity in nature of their businesses: American Public Education, Inc. (APEI), Graham Holdings Company (GHC), Grand Canyon Education, Inc. (LOPE), Laureate Education, Inc. (LAUR), Perdoceo Education Corporation (formerly known as Career Education Corporation) (PRDO), and Strategic Education, Inc. (formerly known as Strayer Education, Inc.) (STRA).

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This management's discussion and analysis of financial condition and results of operations ("MD&A") should be read with and is qualified in its entirety by the Consolidated Financial Statements and the notes thereto included in this report. It should also be read in conjunction with the Cautionary Disclosure Regarding Forward-Looking Statements (see the Introduction section preceding Part I), the Risk Factors (see Item 1A. "Risk Factors"), and the Financial Aid and Legislative and Regulatory Requirements (see Item 1. "Business") disclosures set forth in this report. Adtalem reports on a fiscal year period ending on June 30.

Throughout this MD&A, we sometimes use information derived from the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" and the notes thereto but not presented in accordance with U.S. generally accepted accounting principles ("GAAP"). Certain of these items are considered "non-GAAP financial measures" under the Securities and Exchange Commission ("SEC") rules. See the "Non-GAAP Financial Measures and Reconciliations"

section for the reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures.

Certain items presented in tables may not sum due to rounding. Percentages presented are calculated from the underlying numbers in thousands. Discussions throughout this MD&A are based on continuing operations unless otherwise noted. The MD&A should be read in conjunction with the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" and the notes thereto.

The following discussion is on the comparison between fiscal year 2025 and fiscal year 2024 results. For a discussion on the comparison between fiscal year 2024 and fiscal year 2023 results, see the MD&A included in Adtalem's Annual Report on Form 10-K for the fiscal year ended June 30, 2024, as filed with the SEC.

Segments

We present three reportable segments as follows:

Chamberlain – This segment includes the operations of Chamberlain, which offers degree and certificate programs in the nursing and health professions postsecondary education industry.

Walden – This segment includes the operations of Walden, which offers degree and certificate programs, including those in nursing, education, counseling, business, information technology, psychology, public health, social work and human services, public administration and public policy, and criminal justice.

Medical and Veterinary – This segment includes the operations of AUC, RUSM, and RUSVM, collectively referred to as the "medical and veterinary schools," which offers degree and certificate programs in the medical and veterinary postsecondary education industry.

"Home Office" includes activities not allocated to a reportable segment. Financial and descriptive information about Adtalem's reportable segments is presented in Note 19 "Segment Information" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data."

Fiscal Year 2025 Highlights

Financial and operational highlights for fiscal year 2025 include:

- Adtalem revenue increased 12.9%, or $203.6 million, to $1,788.3 million in fiscal year 2025 compared to the prior year driven by increased revenue across all of our segments.

- Net income increased 73.3%, or $100.3 million, to $237.1 million in fiscal year 2025 compared to the prior year. This increase was primarily driven by an increase in revenue along with decreases in interest expense, business integration expense, amortization of acquired intangible assets, and litigation reserves, partially offset by increases in asset impairments, strategic advisory costs, labor and other costs to support increased enrollment, marketing expense, investments to support growth initiatives, the provision for bad debts, stock-based compensation, and the provision for income taxes.

- Diluted earnings per share increased 82.3%, or $2.79, to $6.18 in fiscal year 2025 compared to the prior year driven by the increase in net income and lower diluted shares due to share repurchases.

- Adjusted net income increased 26.7%, or $53.8 million, to $255.6 million in fiscal year 2025 compared to the prior year. This increase was primarily driven by an increase in revenue and a decrease in interest expense, partially offset by increases in labor and other costs to support increased enrollment, marketing expense, investments to support growth initiatives, the provision for bad debts, stock-based compensation, and the provision for income taxes.

- Diluted adjusted earnings per share increased 33.1%, or $1.66, to $6.67 in fiscal year 2025 compared to the prior year driven by the increase in adjusted net income and lower diluted shares due to share repurchases.

- For fiscal year 2025, average total student enrollment at Chamberlain increased 9.3% compared to the prior year. For the May 2025 session, total student enrollment at Chamberlain increased 5.8% compared to the same session last year.

- For fiscal year 2025, average total student enrollment at Walden increased 13.5% compared to the prior year. As of June 30, 2025, total student enrollment at Walden increased 15.0% compared to June 30, 2024.

- For fiscal year 2025, average total student enrollment at the medical and veterinary schools increased 0.5% compared to the prior year. For the May 2025 semester, total student enrollment at the medical and veterinary schools increased 1.0% compared to the same semester last year.

- On January 17, 2025, we made a prepayment of $100.0 million on our Term Loan B debt.

- Adtalem repurchased a total of 2,317,937 shares of its common stock under its share repurchase programs at an average cost of $91.21 per share during fiscal year 2025. On May 5, 2025, Adtalem completed its fourteenth share repurchase program. On May 6, 2025, we announced that the Board of Directors authorized Adtalem's fifteenth share repurchase program, which allows Adtalem to repurchase up to $150.0 million of its common stock through May 6, 2028. We did not repurchase any shares under the fifteenth share repurchase program as of June 30, 2025 and the timing and amount of any future repurchases will be determined based on an evaluation of market conditions and other factors.

One Big Beautiful Bill Act

In July 2025, the U.S. Congress passed the One Big Beautiful Bill Act ("OBBBA"). The U.S. Department of Education ("ED") has announced its intent to conduct negotiated rulemaking regarding the education-related provisions of OBBBA but has yet to issue necessary enabling regulations and guidance with respect to these provisions. Due to the complexity of OBBBA, including yet to be promulgated implementing regulations (including how to implement the "Do No Harm" provision discussed below) and lack of interpretive guidance, the impact of OBBBA on our institutions and our business is not yet fully known.

OBBBA makes several substantial changes to the availability of federal student aid, which many of our students rely on to fund their education, including:

- increasing the annual unsubsidized loan limit for students in professional programs from $20,500 to $50,000. The annual limit for students in non-professional graduate programs remains at the current level of $20,500;

- eventually phasing out of the Grad PLUS loan program, which is available to and used by students at Adtalem's institutions. Existing Grad PLUS borrowers as of June 30, 2026 are grandfathered for the remaining program length or three years, whichever is shorter;

- establishing new aggregate federal loan caps for new students starting on or after July 1, 2026 as follows: a $100,000 cap for graduate students and a $200,000 cap for professional students, both excluding undergraduate borrowing, and a $257,500 lifetime borrowing limit on all Title IV student loans, excluding Parent Plus loans;

- reducing the amount of a loan that a student may borrow for an academic year if the student is enrolled part-time, in proportion to the degree to which the student is not enrolled full-time; and

- adding "Do No Harm" provisions applicable to all Title IV participating institutions providing that an undergraduate program may lose Title IV eligibility if the earnings of a programmatic cohort of its completers as defined in OBBBA are no greater than earnings of a population with a high school diploma, and a graduate program may lose Title IV eligibility if the earnings of a programmatic cohort of its completers as defined in OBBBA are no greater than the earnings of a population with a bachelor's degree, in each case for two years in a three-year period.

We are currently analyzing the changes made by OBBBA and what effect they may have on Adtalem and our programs. These changes could have a material adverse effect on our business, financial condition, cash flows, or results of operations.

Certain aspects of OBBBA may have a positive effect on our business. By applying the same rules to all Title IV participating institutions, OBBBA puts proprietary higher education on a level playing field with other segments of the higher education market regarding such rules.

The federal student aid limits described above apply to all institutions, encouraging other financing sources to enter the student market. We are in discussions with other financing sources who can provide loans to our students. We anticipate that potential relationships with one or more of these financing sources will result in loan programs for our students which will replace some or all the funding which will be limited by OBBBA.

Results of Operations

Revenue

The following table presents revenue by segment detailing the changes from the prior year (in thousands):

| | Year Ended June 30, 2025 | | | |
	Chamberlain	Walden	Medical and Veterinary	Consolidated
Fiscal year 2024	$ 633,522	$ 595,332	$ 355,798	$ 1,584,652
Growth	92,252	98,098	13,288	203,638
Fiscal year 2025	$ 725,774	$ 693,430	$ 369,086	$ 1,788,290
% change from prior year	14.6 %	16.5 %	3.7 %	12.9 %

Chamberlain

Chamberlain Student Enrollment:

| | Fiscal Year 2025 | | | | | |
Session	July 2024	Sept. 2024	Nov. 2024	Jan. 2025	Mar. 2025	May 2025
Total students	36,061	38,987	39,691	40,445	40,564	38,891
% change from prior year	12.1 %	11.7 %	11.5 %	8.7 %	6.8 %	5.8 %

| | Fiscal Year 2024 | | | | | |
Session	July 2023	Sept. 2023	Nov. 2023	Jan. 2024	Mar. 2024	May 2024
Total students	32,175	34,889	35,592	37,196	37,985	36,750
% change from prior year	2.6 %	5.2 %	6.6 %	7.0 %	9.0 %	10.4 %

Chamberlain revenue increased 14.6%, or $92.3 million, to $725.8 million in fiscal year 2025 compared to the prior year, driven by an increase in enrollment, higher tuition rates, and an increase in average credit hours per student. Enrollment improvement has primarily been driven by the undergraduate Bachelor of Science in Nursing ("BSN") and the Master of Science in Nursing ("MSN") degree programs. Chamberlain is achieving growth by optimizing investments in student enrollment and experience while leveraging scale through a national footprint and providing a full breadth of nursing programs and modalities.

Tuition Rates:

Tuition rates in the current fiscal year increased compared to the prior fiscal year for the BSN onsite and online degree, MSN online degree, and Doctor of Nursing Practice ("DNP") degree programs. The average increase across all these programs was approximately 4.3% from the prior year.

Walden

Walden Student Enrollment:

	Fiscal Year 2025			
Period	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025
Total students	45,979	46,399	48,526	48,116
% change from prior year	12.2 %	13.2 %	13.5 %	15.0 %

	Fiscal Year 2024			
Period	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024
Total students	40,975	40,971	42,751	41,845
% change from prior year	0.5 %	7.9 %	8.4 %	11.3 %

Walden total student enrollment represents those students attending instructional sessions as of the dates identified above. Walden revenue increased 16.5%, or $98.1 million, to $693.4 million in fiscal year 2025 compared to the prior year driven by an increase in enrollment, higher tuition rates, and an increase in average credit hours per student. Walden's improved enrollment has been accelerated by investments in student experience and brand along with providing flexibility to working adults through part-time and Tempo Learning® competency-based programs.

Tuition Rates:

Tuition rates for Walden programs, including general education are charged on a per credit hour basis that varies based on the nature of the program. For other programs such as those with a subscription-based learning modality, tuition is charged on a per term basis. Students are also charged program and clinical fees depending on the specific programs. Some programs require students to attend residencies, skills labs, and pre-practicum labs, for which tuition is charged per event. In most programs, these tuition rates, event charges, and fees increased by approximately 2.0% from the prior year.

Medical and Veterinary

Medical and Veterinary Student Enrollment:

	Fiscal Year 2025		
Semester	Sept. 2024	Jan. 2025	May 2025
Total students	5,174	5,133	4,773
% change from prior year	(0.7)%	1.2 %	1.0 %

	Fiscal Year 2024		
Semester	Sept. 2023	Jan. 2024	May 2024
Total students	5,209	5,073	4,726
% change from prior year	(7.5)%	(4.5)%	(2.9)%

Medical and Veterinary revenue increased 3.7%, or $13.3 million, to $369.1 million in fiscal year 2025 compared to the prior year, driven by tuition rate increases at all three institutions in this segment. Management's focus is on increasing enrollment and renewing operational effectiveness, specifically around academic support and the enrollment experience.

Tuition Rates:

- Effective for semesters beginning in September 2024, tuition rates and administrative fees for the beginning basic sciences and clinical rotation portions of AUC's medical program increased 4.0% and 4.25%, respectively, from the prior academic year.

- Effective for semesters beginning in September 2024, tuition rates and administrative fees for the beginning basic sciences and clinical rotation portions of RUSM's medical program increased 4.0% and 4.25%, respectively, from the prior academic year.

- Effective for semesters beginning in September 2024, tuition rates for the pre-clinical and clinical curriculum of RUSVM's veterinary program increased 2.0% from the prior academic year.

Cost of Educational Services

The cost of educational services expense category includes expenses related to the cost of faculty and staff who support educational operations, facilities, adjunct faculty, supplies, housing, bookstore, other educational materials, student education-related support activities, and the provision for bad debts. The following table presents cost of educational services by segment detailing the changes from the prior year (in thousands):

| | Year Ended June 30, 2025 | | | |
	Chamberlain	Walden	Medical and Veterinary	Consolidated
Fiscal year 2024	$ 277,215	$ 221,110	$ 200,223	$ 698,548
Cost increase	44,554	18,974	9,354	72,882
Fiscal year 2025	$ 321,769	$ 240,084	$ 209,577	$ 771,430
% change from prior year	16.1 %	8.6 %	4.7 %	10.4 %

Cost of educational services increased 10.4%, or $72.9 million, to $771.4 million in fiscal year 2025 compared to the prior year. This cost increase was primarily driven by an increase in labor and other costs to support increased enrollment and the provision for bad debts.

As a percentage of revenue, cost of educational services was 43.1% in fiscal year 2025 compared to 44.1% in the prior year. The decrease in the percentage was primarily the result of revenue growth accompanied with cost efficiencies.

Student Services and Administrative Expense

The student services and administrative expense category includes expenses related to student admissions, marketing and advertising, general and administrative, and amortization of acquired intangible assets. The following table presents student services and administrative expense by segment detailing the changes from the prior year (in thousands):

| | Year Ended June 30, 2025 | | | | |
	Chamberlain	Walden	Medical and Veterinary	Home Office	Consolidated
Fiscal year 2024	$ 218,507	$ 297,819	$ 84,068	$ 32,571	$ 632,965
Cost increase	32,131	26,090	6,189	4,954	69,364
Amortization of acquired intangible assets decrease	—	(24,424)	—	—	(24,424)
Litigation reserve decrease	—	(24,050)	—	—	(24,050)
Asset impairments increase	—	—	—	6,442	6,442
Strategic advisory costs increase	—	—	—	12,000	12,000
Loss on assets held for sale decrease	—	—	—	(157)	(157)
Debt modification costs decrease	—	—	—	(136)	(136)
Fiscal year 2025	$ 250,638	$ 275,435	$ 90,257	$ 55,674	$ 672,004
Fiscal year 2025 % change:					
Cost increase	14.7 %	8.8 %	7.4 %	NM	11.0 %
Amortization of acquired intangible assets decrease	—	(8.2)%	—	NM	(3.9)%
Litigation reserve decrease	—	(8.1)%	—	NM	(3.8)%
Asset impairments increase	—	—	—	NM	1.0 %
Strategic advisory costs increase	—	—	—	NM	1.9 %
Loss on assets held for sale decrease	—	—	—	NM	(0.0)%
Debt modification costs decrease	—	—	—	NM	(0.0)%
Fiscal year 2025 % change	14.7 %	(7.5)%	7.4 %	NM	6.2 %

Student services and administrative expense increased 6.2%, or $39.0 million, to $672.0 million in fiscal year 2025 compared to the prior year. After excluding amortization of acquired intangible assets, litigation reserves, asset impairments, strategic advisory costs, loss on assets held for sale, and debt modification costs, student services and administrative expense increased 11.0%, or $69.4 million, in fiscal year 2025 compared to the prior year. This cost increase was primarily driven by an increase in marketing expense, investments to support growth initiatives, and stock-based compensation.

As a percentage of revenue, student services and administrative expense was 37.6% in fiscal year 2025 compared to 39.9% in the prior year. The decrease in the percentage was primarily the result of revenue growth accompanied by decreases in amortization of acquired intangible assets and litigation reserves, partially offset by increases in asset impairments and strategic advisory costs.

Restructuring Expense

Restructuring expense was $3.3 million and $1.9 million in fiscal year 2025 and 2024, respectively. This increase was primarily driven by workforce reductions and costs to exit certain course offerings. We continue to incur restructuring charges or reversals related to exited leased space from previous restructuring activities.

Business Integration Expense

Business integration expense was $34.2 million in fiscal year 2024. We did not incur business integration expense in fiscal year 2025. In the prior year, we incurred certain costs relating to transformation initiatives to accelerate growth and organizational agility that were included in business integration expense in the Consolidated Statements of Income.

Operating Income

The following table presents a reconciliation of operating income to adjusted operating income by segment (in thousands):

	2025	2024	Increase/(Decrease) $	%
Chamberlain:				
Operating income	$ 151,455	$ 137,800	$ 13,655	9.9 %
Restructuring expense	1,912	—	1,912	
Adjusted operating income	$ 153,367	$ 137,800	$ 15,567	11.3 %
Operating margin	20.9 %	21.8 %		
Adjusted operating margin	21.1 %	21.8 %		
Walden:				
Operating income	$ 177,911	$ 77,179	$ 100,732	130.5 %
Restructuring expense	—	(776)	776	
Amortization of acquired intangible assets	11,220	35,644	(24,424)	
Litigation reserve	(5,550)	18,500	(24,050)	
Adjusted operating income	$ 183,581	$ 130,547	$ 53,034	40.6 %
Operating margin	25.7 %	13.0 %		
Adjusted operating margin	26.5 %	21.9 %		
Medical and Veterinary:				
Operating income	$ 68,798	$ 71,065	$ (2,267)	(3.2)%
Restructuring expense	454	442	12	
Adjusted operating income	$ 69,252	$ 71,507	$ (2,255)	(3.2)%
Operating margin	18.6 %	20.0 %		
Adjusted operating margin	18.8 %	20.1 %		
Home Office:				
Operating loss	$ (56,622)	$ (68,990)	$ 12,368	17.9 %
Restructuring expense	948	2,204	(1,256)	
Business integration expense	—	34,215	(34,215)	
Asset impairments	6,442	—	6,442	
Strategic advisory costs	12,000	—	12,000	
Loss on assets held for sale	490	647	(157)	
Debt modification costs	712	848	(136)	
Adjusted operating loss	$ (36,030)	$ (31,076)	$ (4,954)	(15.9)%
Adtalem Global Education:				
Operating income (GAAP)	$ 341,542	$ 217,054	$ 124,488	57.4 %
Restructuring expense	3,314	1,870	1,444	
Business integration expense	—	34,215	(34,215)	
Amortization of acquired intangible assets	11,220	35,644	(24,424)	
Litigation reserve	(5,550)	18,500	(24,050)	
Asset impairments	6,442	—	6,442	
Strategic advisory costs	12,000	—	12,000	
Loss on assets held for sale	490	647	(157)	
Debt modification costs	712	848	(136)	
Adjusted operating income (non-GAAP)	$ 370,170	$ 308,778	$ 61,392	19.9 %
Operating margin (GAAP)	19.1 %	13.7 %		
Adjusted operating margin (non-GAAP)	20.7 %	19.5 %		

Year Ended June 30,

Consolidated operating income increased 57.4%, or $124.5 million, to $341.5 million in fiscal year 2025 compared to the prior year. The operating income increase in fiscal year 2025 was primarily driven by an increase in revenue and decreases in business integration expense, amortization of acquired intangible assets, and litigation reserves, partially offset by increases in asset impairments, strategic advisory costs, labor and other costs to support increased enrollment, marketing expense, investments to support growth initiatives, the provision for bad debts, and stock-based compensation. The decrease in amortization of acquired intangible assets is driven by the decrease in amortization relating to the Walden student relationships intangible asset, which was fully amortized as of June 30, 2024. The decrease in litigation reserves

was due to receiving $5.6 million in fiscal year 2025 from an indemnification claim under the Membership Interest Purchase Agreement with Laureate Education, Inc.

Consolidated adjusted operating income increased 19.9%, or $61.4 million, to $370.2 million in fiscal year 2025 compared to the prior year. The adjusted operating income increase in fiscal year 2025 was primarily driven by an increase in revenue, partially offset by increases in labor and other costs to support increased enrollment, marketing expense, investments to support growth initiatives, the provision for bad debts, and stock-based compensation.

Chamberlain

Segment adjusted operating income increased 11.3%, or $15.6 million, to $153.4 million in fiscal year 2025 compared to the prior year. The adjusted operating income increase in fiscal year 2025 was primarily driven by an increase in revenue, partially offset by increases in labor and other costs to support increased enrollment, stock-based compensation, marketing expense, investments to support growth initiatives, and the provision for bad debts.

Walden

Segment adjusted operating income increased 40.6%, or $53.0 million, to $183.6 million in fiscal year 2025 compared to the prior year. The adjusted operating income increase in fiscal year 2025 was primarily driven by an increase in revenue, partially offset by increases in labor and other costs to support increased enrollment, stock-based compensation, marketing expense, and investments to support growth initiatives.

Medical and Veterinary

Segment adjusted operating income decreased 3.2%, or $2.3 million, to $69.3 million in fiscal year 2025 compared to the prior year. The adjusted operating income decrease in fiscal year 2025 was primarily driven by increases in investments to support initiatives to drive future growth, investments in academic support, and stock-based compensation, partially offset by an increase in revenue.

Interest Expense

Interest expense was $52.3 million and $63.7 million in fiscal year 2025 and 2024, respectively. This decrease was primarily driven by lower interest expense on our Term Loan B due to decreased borrowings and a lower interest rate (as discussed in Note 13 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data").

Other Income, Net

Other income, net was income of $9.3 million and income of $10.5 million in fiscal year 2025 and 2024, respectively. This decrease was primarily driven by decreases in interest income and investment income.

Provision for Income Taxes

Our effective income tax rate from continuing operations can differ from the 21% U.S. federal statutory rate due to several factors, including tax on global intangible low-taxed income ("GILTI"), limitation of tax benefits on certain executive compensation, the rate of tax applied by state and local jurisdictions, the rate of tax applied to earnings outside the U.S., tax incentives, tax credits related to research and development expenditures, changes in valuation allowance, changes in uncertain tax positions, and tax benefits on stock-based compensation awards.

Our effective tax rate from continuing operations was 22.1% and 16.0% in fiscal year 2025 and 2024, respectively. The effective tax rate for fiscal year 2025 increased compared to the prior year primarily due to an increase in the percentage of earnings from operations in higher taxed jurisdictions and a limitation of tax benefits on certain executive compensation. In addition, in fiscal year 2024, the effective tax rate included a benefit from the lapsing of statutes of limitations for unrecognized tax benefits.

In July 2025, the U.S. Congress enacted OBBBA, which introduces substantial changes to the federal tax landscape. Key provisions include the permanent renewal of certain measures initially set to expire under the Tax Cuts and Jobs Act, adjustments to the international tax regime, and the reinstatement of beneficial tax treatment for select business-related items. The legislation features staggered effective dates to be phased in through our fiscal year 2027. We are currently evaluating the tax impacts of the changes made by OBBBA which will begin to be reflected in our fiscal year 2026 consolidated financial statements.

Discontinued Operations

We had income from discontinued operations in fiscal year 2025 of $4.4 million and loss from discontinued operations in fiscal year 2024 of $0.9 million. We recorded income within discontinued operations related to the DeVry University earn-out of $7.0 million and $5.5 million in fiscal year 2025 and 2024, respectively. In addition, we continue to incur costs associated with ongoing litigation and settlements related to divestitures, which are classified as expenses within discontinued operations.

Liquidity and Capital Resources

Adtalem's primary source of liquidity is the cash received from payments for student tuition, fees, books, and other educational materials. These payments include funds originating as financial aid from various federal and state loan and grant programs, student and family educational loans, employer educational reimbursements, scholarships, and student and family financial resources. Adtalem continues to provide financing options for its students, including Adtalem's credit extension programs.

The pattern of cash receipts during the year is seasonal. Adtalem's cash collections on accounts receivable peak at the start of each institution's term. Accounts receivable reach their lowest level at the end of each institution's term.

Adtalem's consolidated cash and cash equivalents balance of $199.6 million and $219.3 million as of June 30, 2025 and 2024, respectively, included cash and cash equivalents held at Adtalem's international operations of $22.9 million and $4.6 million as of June 30, 2025 and 2024, respectively, which is available to Adtalem for general corporate purposes.

Cash Flow Summary

Operating Activities

Net cash provided by operating activities from continuing operations in fiscal year 2025 increased $45.4 million to $333.7 million, compared to $288.4 million in the prior year. This increase was driven by a $124.5 million increase in operating income primarily due to increased revenue from students and a $11.2 million decrease in interest payments. The increase in cash provided by operating activities from continuing operations was partially offset by a $22.9 million increase in net legal settlement payments, a $20.3 million increase in management incentive bonus payments, and a $60.6 million increase in payments to vendors.

Investing Activities

Net cash used in investing activities in fiscal year 2025 and 2024 was $41.9 million and $47.9 million, respectively, and was primarily driven by capital expenditures of $50.3 million and $48.9 million, respectively, partially offset by proceeds of $7.3 million received in fiscal year 2025 from the sale of a building in Naperville, Illinois. The capital expenditures in fiscal year 2025 primarily consisted of spending for information technology investments and Chamberlain's campus development.

Financing Activities

Net cash used in financing activities in fiscal year 2025 and 2024 was $316.0 million and $301.8 million, respectively, and was primarily driven by share repurchases of $213.1 million and $262.0 million, respectively, and net long-term debt repayments of $100.0 million and $50.0 million, respectively.

On May 6, 2025, we announced that the Board of Directors (the "Board") Adtalem's fifteenth share repurchase program, which allows Adtalem to repurchase up to $150.0 million of its common stock through May 6, 2028. As of June 30, 2025, $150.0 million of authorized share repurchases remained under the fifteenth share repurchase program. The timing and amount of any future repurchases will be determined based on an evaluation of market conditions and other factors. See Note 14 "Share Repurchases" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our share repurchase programs.

Material Cash Requirements

Long-Term Debt – As of June 30, 2025, we have principal balances of $405.0 million of 5.50% Senior Secured Notes due 2028 (the "Notes"), which mature on March 1, 2028 and $153.3 million of Term Loan B under our Credit Facility, which matures on August 12, 2028 and requires interest payments. As a result of previous Term Loan B prepayments, we are no longer required to make quarterly principal installment payments on the Term Loan B. See Note 13 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on the Notes and our Credit Agreement.

As of June 30, 2025, Adtalem had $179.0 million of letters of credit outstanding in favor of ED. See "Off-Balance Sheet Arrangements" in Note 13 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information.

Many states require private-sector postsecondary education institutions to post surety bonds for licensure. In the U.S., Adtalem has posted $67.3 million of surety bonds as of June 30, 2025 with regulatory authorities on behalf of Chamberlain, Walden, AUC, RUSM, and RUSVM.

In the event of unexpected market conditions or negative economic changes that could negatively affect Adtalem's earnings and/or operating cash flow, Adtalem maintained a $400.0 million revolving credit facility with availability of $400.0 million as of June 30, 2025. On August 6, 2025, we entered into Amendment No. 4 to Credit Agreement and Incremental Assumption Agreement (the "Amendment"), which increased the revolving credit facility to $500.0 million. See Note 13 "Debt" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on the Amendment.

Operating Lease Obligations – We have operating lease obligations for the minimum payments required under various lease agreements which are recorded on the Consolidated Balance Sheets. In addition, we sublease certain space to third parties, which partially offsets the lease obligations at these facilities. See Note 11 "Leases" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our lease agreements.

We believe our cash flows from operations, and our existing cash balances, combined with availability under our credit facility and access to the debt markets, will provide sufficient liquidity to fund our current obligations, projected working capital requirements, capital spending, and anticipated stock repurchases for a period that includes the next twelve months as well as the next several years. However, our ability to maintain sufficient liquidity may be affected by numerous factors, many of which are outside our control. Depending on our liquidity levels, conditions in the capital markets, and other factors, we may from time to time consider the issuance of debt, equity, or other securities, the proceeds of which could provide additional liquidity for our operations.

Critical Accounting Estimates

We describe our significant accounting policies in the Notes to Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data." The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Critical accounting estimates discussed below are those that we believe involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. Although management believes its assumptions and estimates are reasonable, actual results could differ from those estimates.

Credit Losses

The allowance for credit losses represents an estimate of the lifetime expected credit losses inherent in our accounts and financing receivable balances as of each balance sheet date. In evaluating the collectability of our accounts and financing receivable balances, we utilize historical events, current conditions, and reasonable and supportable forecasts about the future. The estimate of our credit losses involves a significant level of uncertainty as it requires significant judgment to estimate the amount we will collect in the future on our accounts and financing receivable balances. See Note 9 "Accounts and Financing Receivables" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our credit losses.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Events that may trigger an impairment analysis could include a decision by management to exit a market or a line of business or to consolidate operating locations. Upon identifying such an event, if the carrying value of the long-lived asset is no longer recoverable based upon the undiscounted future cash flows of the asset or asset group, the amount of the impairment is the difference between the carrying amount and the fair value of the asset or asset group. Significant judgment is involved in determining whether a triggering event has occurred, and significant assumptions are used in the estimation of future cash flows and fair values of long-lived assets. Changes in our judgments and assumptions could result in impairments of long-lived assets in future periods.

Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment annually and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. Our annual testing date is May 31.

We have the option to assess goodwill for impairment by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is determined that the reporting unit fair value is more likely than not less than its carrying value, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the reporting unit's fair value. If the carrying value of a reporting unit containing the goodwill exceeds the fair value of that reporting unit, an impairment loss is recognized equal to the difference between the carrying value of the reporting unit and its fair value, not to exceed the carrying value of goodwill. We also have the option to perform a qualitative assessment to test indefinite-lived intangible assets for impairment by determining whether it is more likely than not that the indefinite-lived intangible assets are impaired. If it is determined that the indefinite-lived intangible asset is more likely than not impaired, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the indefinite-lived intangible assets. If the carrying value of the indefinite-lived intangible assets exceeds their fair value, an impairment loss is recognized to the extent the carrying value exceeds fair value.

For intangible assets with finite lives, we evaluate for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset or asset group, the amount of the impairment is the difference between the carrying amount and the fair value of the asset or asset group. Intangible assets with finite lives are amortized over their expected economic lives, which is five years.

All intangible assets and certain goodwill are being amortized for tax reporting purposes over statutory lives.

As part of our annual impairment review of goodwill and indefinite-lived intangible assets, we elected to perform a quantitative assessment of the RUSM reporting unit's fair value and indefinite-lived intangible assets. Determining the fair value of a reporting unit or an intangible asset involves the use of significant estimates and assumptions. Significant assumptions used in the determination of reporting unit fair value measurements generally include forecasted cash flows, discount rates, terminal growth rates, and earnings multiples. The discounted cash flow method used to determine the fair value of our RUSM reporting unit during fiscal year 2025 reflected our most recent cash flow projections, a discount rate of 13.8%, and a terminal growth rate of 3.0%. The significant assumptions used in the market comparable method include

earnings multiples for comparable companies. Each of these inputs can significantly affect the fair values of our reporting units. Based on this quantitative assessment, it was determined that the fair value of the RUSM reporting unit exceeded its carrying value by approximately 165% and therefore no goodwill impairment was identified.

Significant judgments and assumptions were used in determining the fair value of the RUSM reporting unit's indefinite-lived intangible assets. The relief-from-royalty method of the income approach and the with-and-without method of the income approach used in the determination of the fair values of our RUSM trade name and RUSM Title IV eligibility and accreditation indefinite-lived intangible assets, respectively, during fiscal year 2025 reflected our most recent revenue projections, a discount rate of 13.8%, a royalty rate of 5.5%, and a terminal growth rate of 3.0%. Each of these factors and assumptions can significantly affect the value of the intangible asset. Based on these quantitative assessments, it was determined that the fair values of these indefinite-lived intangible assets in the RUSM reporting unit exceeded their carrying values by over 2,000% and therefore no impairment was identified.

Management bases its fair value estimates on assumptions it believes to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. If economic conditions deteriorate, or operating performance of our reporting units do not meet expectations such that we revise our long-term forecasts, we may recognize impairments of goodwill and other intangible assets in future periods. See Note 12 "Goodwill and Intangible Assets" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our goodwill and intangible assets impairment analysis.

Income Taxes

Adtalem accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Adtalem also recognizes future tax benefits associated with tax loss and credit carryforwards as deferred tax assets. Adtalem's deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. To assess whether it is more likely than not that deferred tax assets will be realized and whether a valuation allowance needs to be recorded against them, we consider future reversals of existing taxable temporary differences, expected future earnings, prior earnings history, and tax planning strategies. Such assessments involve significant judgments and are subject to change in the future particularly if earnings are significantly different from expectations.

Adtalem is subject to audit by federal, state, and foreign tax authorities and Adtalem reduces its net tax assets for the estimated additional tax and interest that may result from those tax authorities disputing uncertain tax positions Adtalem has taken. Evaluating the exposure associated with uncertain tax positions involves significant judgment and we record reserves based on our past experience with similar situations and on the technical support for the positions. Our effective tax rate for a given period could be impacted by changes in the measurement of uncertain tax positions.

Contingencies

Adtalem is subject to contingencies, such as various claims and legal actions that arise in the normal conduct of its business. We record an accrual for those matters where management believes a loss is probable and can be reasonably estimated. For those matters for which we have not recorded an accrual, their possible impact on Adtalem's business, financial condition, or results of operations, cannot be predicted at this time. A significant amount of judgment and the use of estimates are required to quantify our ultimate exposure in these matters. The valuation of liabilities for these contingencies is reviewed on a quarterly basis and any necessary adjustments to the accrual on the Consolidated Balance Sheets are recorded. While we believe that the amount accrued to-date is adequate, future changes in circumstances could impact these determinations. See Note 18 "Commitments and Contingencies" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data" for additional information on our loss contingencies.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements, see Note 2 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements in Item 8. "Financial Statements and Supplementary Data."

Non-GAAP Financial Measures and Reconciliations

We believe that certain non-GAAP financial measures provide investors with useful supplemental information regarding the underlying business trends and performance of Adtalem's ongoing operations as seen through the eyes of management and are useful for period-over-period comparisons. We use these supplemental non-GAAP financial measures internally in our assessment of performance and budgeting process. However, these non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The following are non-GAAP financial measures used in this Annual Report on Form 10-K:

Adjusted net income (most comparable GAAP measure: net income) – Measure of Adtalem's net income adjusted for restructuring expense, business integration expense, amortization of acquired intangible assets, write-off of debt discount and issuance costs, litigation reserve, asset impairments, loss on assets held for sale, debt modification costs, strategic advisory costs, tax benefit due to change in unrecognized tax benefits, and (income) loss from discontinued operations.

Adjusted earnings per share (most comparable GAAP measure: diluted earnings per share) – Measure of Adtalem's diluted earnings per share adjusted for restructuring expense, business integration expense, amortization of acquired intangible assets, write-off of debt discount and issuance costs, litigation reserve, asset impairments, loss on assets held for sale, debt modification costs, strategic advisory costs, tax benefit due to change in unrecognized tax benefits, and (income) loss from discontinued operations.

Adjusted operating income (most comparable GAAP measure: operating income) – Measure of Adtalem's operating income adjusted for restructuring expense, business integration expense, amortization of acquired intangible assets, litigation reserve, asset impairments, strategic advisory costs, loss on assets held for sale, and debt modification costs.

Adjusted EBITDA (most comparable GAAP measure: net income) – Measure of Adtalem's net income adjusted for (income) loss from discontinued operations, interest expense, other income, net, provision for income taxes, depreciation, amortization of acquired intangible assets, amortization of cloud computing implementation assets, stock-based compensation, restructuring expense, business integration expense, litigation reserve, asset impairments, strategic advisory costs, loss on assets held for sale, and debt modification costs. Provision for income taxes, interest expense, and other income, net is not recorded at the reportable segments, and therefore, the segment adjusted EBITDA reconciliations begin with adjusted operating income.

A description of special items in our non-GAAP financial measures described above are as follows:

- Restructuring expense primarily related to workforce reductions, costs to exit certain course offerings, and prior real estate consolidations at Adtalem's home office. We do not include normal, recurring, cash operating expenses in our restructuring expense.
- Business integration expense includes expenses related to the Walden acquisition and certain costs related to growth transformation initiatives. We do not include normal, recurring, cash operating expenses in our business integration expense.
- Amortization of acquired intangible assets.
- Amortization of cloud computing implementation assets.
- Write-off of debt discount and issuance costs related to prepayments of debt, reserves related to significant litigation, asset impairments related to adjusting certain operating lease assets and property and equipment as a result of adjusting carrying values to fair values, loss on assets held for sale related to adjusting those assets to estimated fair value less costs to sell, and debt modification costs related to refinancing our Term Loan B loan.
- Strategic advisory costs related to expanding capabilities and bringing new capacities to market to further enhance our strategic position. We do not include normal, recurring, cash operating expenses in our strategic advisory costs.
- Tax benefit due to change in unrecognized tax benefits.
- (Income) loss from discontinued operations includes expense from ongoing litigation costs and settlements related to divestitures and the earn-outs we received.

The following tables provide a reconciliation from the most directly comparable GAAP measure to these non-GAAP financial measures. The operating income reconciliation is included in the results of operations section within this MD&A.

Net income reconciliation to adjusted net income (in thousands):

	Year Ended June 30,			
	2025		**2024**	
Net income (GAAP)	$	237,065	$	136,777
Restructuring expense		3,314		1,870
Business integration expense		—		34,215
Amortization of acquired intangible assets		11,220		35,644
Write-off of debt discount and issuance costs, litigation reserve, asset impairments, loss on assets held for sale, and debt modification costs		3,832		21,108
Strategic advisory costs		12,000		—
Tax benefit due to change in unrecognized tax benefits		—		(5,657)
Income tax impact on non-GAAP adjustments [1]		(7,423)		(23,104)
(Income) loss from discontinued operations		(4,388)		936
Adjusted net income (non-GAAP)	$	255,620	$	201,789

[1] Represents the income tax impact of non-GAAP continuing operations adjustments that is recognized in our GAAP financial statements.

Diluted earnings per share reconciliation to adjusted earnings per share (shares in thousands):

	Year Ended June 30,			
	2025		**2024**	
Diluted earnings per share (GAAP)	$	6.18	$	3.39
Effect on diluted earnings per share:				
Restructuring expense		0.09		0.05
Business integration expense		-		0.85
Amortization of acquired intangible assets		0.29		0.88
Write-off of debt discount and issuance costs, litigation reserve, asset impairments, loss on assets held for sale, and debt modification costs		0.10		0.52
Strategic advisory costs		0.31		-
Tax benefit due to change in unrecognized tax benefits		-		(0.14)
Income tax impact on non-GAAP adjustments [1]		(0.19)		(0.57)
(Income) loss from discontinued operations		(0.11)		0.02
Adjusted earnings per share (non-GAAP)	$	6.67	$	5.01
Diluted shares used in non-GAAP EPS calculation		38,334		40,307

[1] Represents the income tax impact of non-GAAP continuing operations adjustments that is recognized in our GAAP financial statements.

Reconciliation to adjusted EBITDA (in thousands):

	Year Ended June 30,		Increase/(Decrease)	
	2025	**2024**	**$**	**%**
Chamberlain:				
Adjusted operating income (GAAP)	$ 153,367	$ 137,800	$ 15,567	11.3 %
Depreciation	21,687	18,752	2,935	
Amortization of cloud computing implementation assets	3,033	1,332	1,701	
Stock-based compensation	13,309	8,303	5,006	
Adjusted EBITDA (non-GAAP)	$ 191,396	$ 166,187	$ 25,209	15.2 %
Adjusted EBITDA margin (non-GAAP)	26.4 %	26.2 %		
Walden:				
Adjusted operating income (GAAP)	$ 183,581	$ 130,547	$ 53,034	40.6 %
Depreciation	7,421	7,389	32	
Amortization of cloud computing implementation assets	3,002	1,331	1,671	
Stock-based compensation	12,477	7,525	4,952	
Adjusted EBITDA (non-GAAP)	$ 206,481	$ 146,792	$ 59,689	40.7 %
Adjusted EBITDA margin (non-GAAP)	29.8 %	24.7 %		
Medical and Veterinary:				
Adjusted operating income (GAAP)	$ 69,252	$ 71,507	$ (2,255)	(3.2)%
Depreciation	10,853	11,983	(1,130)	
Amortization of cloud computing implementation assets	1,208	469	739	
Stock-based compensation	7,486	4,930	2,556	
Adjusted EBITDA (non-GAAP)	$ 88,799	$ 88,889	$ (90)	(0.1)%
Adjusted EBITDA margin (non-GAAP)	24.1 %	25.0 %		
Home Office:				
Adjusted operating loss	$ (36,030)	$ (31,076)	$ (4,954)	(15.9)%
Depreciation	741	1,552	(811)	
Stock-based compensation	8,318	5,189	3,129	
Adjusted EBITDA	$ (26,971)	$ (24,335)	$ (2,636)	(10.8)%
Adtalem Global Education:				
Net income (GAAP)	$ 237,065	$ 136,777	$ 100,288	73.3 %
(Income) loss from discontinued operations	(4,388)	936	(5,324)	
Interest expense	52,318	63,659	(11,341)	
Other income, net	(9,290)	(10,542)	1,252	
Provision for income taxes	65,837	26,224	39,613	
Depreciation and amortization	59,165	78,452	(19,287)	
Stock-based compensation	41,590	25,947	15,643	
Restructuring expense	3,314	1,870	1,444	
Business integration expense	—	34,215	(34,215)	
Litigation reserve	(5,550)	18,500	(24,050)	
Asset impairments	6,442	—	6,442	
Strategic advisory costs	12,000	—	12,000	
Loss on assets held for sale	490	647	(157)	
Debt modification costs	712	848	(136)	
Adjusted EBITDA (non-GAAP)	$ 459,705	$ 377,533	$ 82,172	21.8 %
Adjusted EBITDA margin (non-GAAP)	25.7 %	23.8 %		

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Adtalem is not dependent upon the price levels, nor affected by fluctuations in pricing, of any particular commodity or group of commodities.

The financial position and results of operations of AUC, RUSM, and RUSVM Caribbean operations are measured using the U.S. dollar as the functional currency. Substantially all of their financial transactions are denominated in the U.S. dollar.

The interest rate on Adtalem's Term Loan B is based upon the Secured Overnight Financing Rate ("SOFR"). As of June 30, 2025, Adtalem had $153.3 million in outstanding borrowings under the Term Loan B with an interest rate of 7.08%. Based upon borrowings of $153.3 million, a 100 basis point increase in short-term interest rates would result in $1.5 million of additional annual interest expense.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adtalem Global Education Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Adtalem Global Education Inc. and its subsidiaries (the "Company") as of June 30, 2025 and 2024, and the related consolidated statements of income, of shareholders' equity and of cash flows for each of the three years in the period ended June 30, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 30, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment – Ross University School of Medicine ("RUSM") Reporting Unit

As described in Notes 2 and 12 to the consolidated financial statements, as of June 30, 2025, the Company's consolidated goodwill balance was $961.3 million. The goodwill associated with the Medical and Veterinary reportable segment was $305.5 million, of which the RUSM reporting unit is a significant portion. Goodwill is not amortized, but is reviewed for impairment annually and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. Management performs a quantitative assessment of the reporting unit's fair value if it is determined that the fair value is more likely than not less than the carrying value, or if management does not elect the option to perform an initial qualitative assessment. As of May 31, 2025, management performed a quantitative assessment of the RUSM reporting unit and used the discounted cash flow method and the market comparable method. The significant assumptions used by management are the risk-adjusted discount rate, forecasted revenue and EBITDA, and terminal growth rate for the discounted cash flow method, and earnings multiples for comparable companies for the market comparable method.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the RUSM reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the RUSM reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to the risk-adjusted discount rate and forecasted revenue for the discounted cash flow method and earnings multiples for comparable companies for the market comparable method; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's RUSM goodwill impairment assessment, including controls over the valuation of the RUSM reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the RUSM reporting unit; (ii) evaluating the appropriateness of the discounted cash flow method and the market comparable method used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow method and the market comparable method; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the risk-adjusted discount rate and forecasted revenue for the discounted cash flow method and earnings multiples for comparable companies for the market comparable method.

Evaluating management's assumption related to forecasted revenue involved evaluating whether the assumption used by management was reasonable considering (i) the current and past performance of the RUSM reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow method and the market comparable method and (ii) the reasonableness of the risk-adjusted discount rate and earnings multiples for comparable companies assumptions.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
August 7, 2025

We have served as the Company's auditor since 1991.

Adtalem Global Education Inc.
Consolidated Balance Sheets
(in thousands, except par value)

		June 30,		
		2025		**2024**
Assets:				
Current assets:				
Cash and cash equivalents	$	199,601	$	219,306
Restricted cash		1,563		1,896
Accounts and financing receivables, net		146,189		126,833
Prepaid expenses and other current assets		68,837		70,050
Total current assets		416,190		418,085
Noncurrent assets:				
Property and equipment, net		256,131		248,524
Operating lease assets		191,194		176,755
Deferred income taxes		32,956		49,088
Intangible assets, net		765,474		776,694
Goodwill		961,262		961,262
Other assets, net		129,145		103,184
Assets held for sale		—		7,825
Total noncurrent assets		2,336,162		2,323,332
Total assets	$	2,752,352	$	2,741,417
Liabilities and shareholders' equity:				
Current liabilities:				
Accounts payable	$	105,017	$	102,626
Accrued payroll and benefits		76,374		71,373
Accrued liabilities		77,286		96,957
Deferred revenue		214,091		185,272
Current operating lease liabilities		35,159		31,429
Total current liabilities		507,927		487,657
Noncurrent liabilities:				
Long-term debt		552,669		648,712
Long-term operating lease liabilities		186,172		167,712
Deferred income taxes		31,856		29,526
Other liabilities		40,103		38,675
Total noncurrent liabilities		810,800		884,625
Total liabilities		1,318,727		1,372,282
Commitments and contingencies				
Shareholders' equity:				
Common stock, $0.01 par value per share, 200,000 shares authorized; 35,952 and 37,681 shares outstanding as of June 30, 2025 and June 30, 2024, respectively		839		832
Additional paid-in capital		664,300		611,949
Retained earnings		2,777,574		2,540,509
Accumulated other comprehensive loss		(2,227)		(2,227)
Treasury stock, at cost, 47,990 and 45,513 shares as of June 30, 2025 and June 30, 2024, respectively		(2,006,861)		(1,781,928)
Total shareholders' equity		1,433,625		1,369,135
Total liabilities and shareholders' equity	$	2,752,352	$	2,741,417

See accompanying Notes to Consolidated Financial Statements.

Adtalem Global Education Inc.
Consolidated Statements of Income
(in thousands, except per share data)

| | Year Ended June 30, | | |
	2025	2024	2023
Revenue	$ 1,788,290	$ 1,584,652	$ 1,450,826
Operating cost and expense:			
Cost of educational services	771,430	698,548	648,486
Student services and administrative expense	672,004	632,965	586,009
Restructuring expense	3,314	1,870	18,817
Business integration expense	—	34,215	42,661
Gain on sale of assets	—	—	(13,317)
Total operating cost and expense	1,446,748	1,367,598	1,282,656
Operating income	341,542	217,054	168,170
Interest expense	(52,318)	(63,659)	(63,100)
Other income, net	9,290	10,542	6,965
Income from continuing operations before income taxes	298,514	163,937	112,035
Provision for income taxes	(65,837)	(26,224)	(10,283)
Income from continuing operations	232,677	137,713	101,752
Discontinued operations:			
Income (loss) from discontinued operations before income taxes	5,870	(762)	(8,464)
Loss on disposal of discontinued operations before income taxes			(3,576)
(Provision for) benefit from income taxes	(1,482)	(174)	3,646
Income (loss) from discontinued operations	4,388	(936)	(8,394)
Net income and comprehensive income	$ 237,065	$ 136,777	$ 93,358
Earnings (loss) per share:			
Basic:			
Continuing operations	$ 6.27	$ 3.49	$ 2.27
Discontinued operations	$ 0.12	$ (0.02)	$ (0.19)
Total basic earnings per share	$ 6.39	$ 3.47	$ 2.08
Diluted:			
Continuing operations	$ 6.07	$ 3.42	$ 2.23
Discontinued operations	$ 0.11	$ (0.02)	$ (0.18)
Total diluted earnings per share	$ 6.18	$ 3.39	$ 2.05
Weighted-average shares outstanding:			
Basic shares	37,085	39,413	44,781
Diluted shares	38,334	40,307	45,600

See accompanying Notes to Consolidated Financial Statements.

Adtalem Global Education Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended June 30,		
	2025	**2024**	**2023**
Operating activities:			
Net income	$ 237,065	$ 136,777	$ 93,358
(Income) loss from discontinued operations	(4,388)	936	8,394
Income from continuing operations	232,677	137,713	101,752
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	41,590	25,947	14,299
Amortization and impairments to operating lease assets	32,543	32,641	48,470
Depreciation	40,702	39,676	41,376
Amortization of acquired intangible assets	11,220	35,644	61,239
Amortization and write-off of debt discount and issuance costs	5,985	5,663	9,129
Provision for bad debts	63,237	53,175	32,999
Deferred income taxes	18,413	11,073	(5,087)
Loss on disposals and impairments of property and equipment	2,527	466	3,999
Gain on extinguishment of debt	—	—	(71)
(Gain) loss on investments	(1,074)	(1,365)	3,689
Gain on sale of assets	—	—	(13,317)
Loss on assets held for sale	490	647	—
Changes in assets and liabilities:			
Accounts and financing receivables	(80,820)	(76,355)	(56,309)
Prepaid expenses and other current assets	5,546	(8,781)	9,324
Cloud computing implementation assets	(32,823)	(27,154)	(13,873)
Accounts payable	140	18,330	24,744
Accrued payroll and benefits	5,144	19,422	(15,683)
Accrued liabilities	(15,948)	27,422	241
Deferred revenue	34,273	40,622	5,807
Operating lease liabilities	(24,792)	(36,692)	(59,188)
Other assets and liabilities	(5,296)	(9,727)	1,150
Net cash provided by operating activities-continuing operations	333,734	288,367	194,690
Net cash provided by (used in) operating activities-discontinued operations	4,165	7,408	(2,776)
Net cash provided by operating activities	337,899	295,775	191,914
Investing activities:			
Capital expenditures	(50,327)	(48,893)	(26,014)
Proceeds from sales of marketable securities	3,120	1,732	7,635
Purchases of marketable securities	(2,048)	(689)	(1,508)
Proceeds from sale of assets	7,334	—	—
Proceeds from note receivable related to property sold	—	—	46,800
Net cash (used in) provided by investing activities-continuing operations	(41,921)	(47,850)	26,913
Payment for working capital adjustment for sale of business	—	—	(3,174)
Net cash (used in) provided by investing activities	(41,921)	(47,850)	23,739
Financing activities:			
Proceeds from exercise of stock options	10,027	17,089	2,625
Employee taxes paid on withholding shares	(14,200)	(7,731)	(4,592)
Proceeds from stock issued under Colleague Stock Purchase Plan	1,282	810	608
Repurchases of common stock for treasury	(213,125)	(261,966)	(123,133)
Payment on equity forward contract	—	—	(13,162)
Proceeds from issuance of long-term debt	9,873	1,896	—
Repayments of long-term debt	(109,873)	(51,896)	(150,861)
Net cash used in financing activities	(316,016)	(301,798)	(288,515)
Net decrease in cash, cash equivalents and restricted cash	(20,038)	(53,873)	(72,862)
Cash, cash equivalents and restricted cash at beginning of period	221,202	275,075	347,937
Cash, cash equivalents and restricted cash at end of period	$ 201,164	$ 221,202	$ 275,075
Supplemental cash flow disclosure:			
Interest paid	$ 46,596	$ 57,842	$ 53,126
Income taxes paid, net	$ 32,777	$ 31,475	$ 12,312
Non-cash investing and financing activities:			
Accrued capital expenditures	$ 9,226	$ 8,718	$ 5,125
Accrued liability for repurchases of common stock	$ —	$ —	$ 2,995
Accrued excise tax on share repurchases	$ 1,630	$ 3,338	$ 1,126
Settlement of financing liability with assets	$ —	$ —	$ 38,606

See accompanying Notes to Consolidated Financial Statements.

Adtalem Global Education Inc.
Consolidated Statements of Shareholders' Equity
(in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock		Total
	Shares	Amount				Shares	Amount	
June 30, 2022	81,796	$ 818	$ 521,848	$ 2,310,396	$ (2,227)	36,619	$ (1,339,449)	$ 1,491,386
Net income				93,358				93,358
Stock-based compensation			14,299					14,299
Net activity from stock-based compensation awards	436	4	2,621			115	(4,592)	(1,967)
Proceeds from stock issued under Colleague Stock Purchase Plan			(7)	(4)		(19)	687	676
Settlement of equity forward contract			30,000				(43,162)	(13,162)
Repurchases of common stock for treasury						3,207	(127,254)	(127,254)
June 30, 2023	82,232	822	568,761	2,403,750	(2,227)	39,922	(1,513,770)	1,457,336
Net income				136,777				136,777
Stock-based compensation			25,947					25,947
Net activity from stock-based compensation awards	962	10	17,078			165	(7,731)	9,357
Proceeds from stock issued under Colleague Stock Purchase Plan			163	(18)		(20)	756	901
Repurchases of common stock for treasury						5,446	(261,183)	(261,183)
June 30, 2024	83,194	832	611,949	2,540,509	(2,227)	45,513	(1,781,928)	1,369,135
Net income				237,065				237,065
Stock-based compensation			41,590					41,590
Net activity from stock-based compensation awards	748	7	10,020			176	(14,200)	(4,173)
Proceeds from stock issued under Colleague Stock Purchase Plan			741			(17)	684	1,425
Repurchases of common stock for treasury						2,318	(211,417)	(211,417)
June 30, 2025	83,942	$ 839	$ 664,300	$ 2,777,574	$ (2,227)	47,990	$ (2,006,861)	$ 1,433,625

See accompanying Notes to Consolidated Financial Statements.

Adtalem Global Education Inc.
Notes to Consolidated Financial Statements
Table of Contents

1. Nature of Operations

In this Annual Report on Form 10-K, Adtalem Global Education Inc., together with its subsidiaries, is collectively referred to as "Adtalem," "we," "our," "us," or similar references. Adtalem reports on a fiscal year period ending on June 30.

Adtalem is the leading healthcare educator in the U.S. Our schools consist of Chamberlain University ("Chamberlain"), Walden University ("Walden"), American University of the Caribbean School of Medicine ("AUC"), Ross University School of Medicine ("RUSM"), and Ross University School of Veterinary Medicine ("RUSVM"). AUC, RUSM, and RUSVM are collectively referred to as the "medical and veterinary schools." "Home Office" includes activities not allocated to a reportable segment. See Note 19 "Segment Information" for information on our reportable segments.

2. Summary of Significant Accounting Policies

For each accounting topic that is addressed in its own note, the description of the accounting policy may be found in the related note. Other significant accounting policies are described below.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Adtalem and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. We have prepared the Consolidated Financial Statements in accordance with GAAP. Unless otherwise noted, amounts presented within the Notes to Consolidated Financial Statements refer to our continuing operations. Unless indicated, or the context requires otherwise, references to years refer to Adtalem's fiscal years. Certain items presented in tables may not sum due to rounding.

Business integration expense was $34.2 million and $42.7 million in fiscal year 2024 and 2023, respectively. We did not incur business integration expense in fiscal year 2025. In the prior years, we incurred costs associated with integrating Walden into Adtalem. In addition, we initiated transformation initiatives to accelerate growth and organizational agility and certain costs relating to the transformation were included in business integration expense in the Consolidated Statements of Income.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value. We maintain cash and cash equivalent balances that exceed federally insured limits. We have not experienced any losses on our cash and cash equivalents.

Restricted Cash

Restricted cash represents amounts received from federal and state governments under various student aid grant and loan programs and such restricted funds are held in separate bank accounts. Once the financial aid authorization and disbursement process for the student has been completed, the funds are transferred to unrestricted accounts, and these funds then become available for use in Adtalem's operations. This authorization and disbursement process that precedes the transfer of funds generally occurs within the period of the academic term for which such funds were authorized.

Restricted cash also includes an imprest cash balance used for Adtalem's self-insured employee medical benefits program.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Cost includes additions and those improvements that enhance performance, increase the capacity, or lengthen the useful lives of the assets. Purchases of computer software, including external costs and certain internal costs (including payroll and payroll-related costs of employees) directly associated with developing computer software applications for internal use, are capitalized. Assets under construction are reflected in construction in progress until they are placed into service for their intended use. Depreciation is recognized on a straight-line basis over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life of the asset or lease term. Repairs and maintenance costs are expensed as incurred. Upon sale or retirement of an asset, the accounts are relieved of the cost and the related accumulated depreciation, with any resulting gain or loss included in income. See Note 10 "Property and Equipment, Net" for additional information, including useful lives by asset category.

Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment annually and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. Our annual testing date is May 31.

We have the option to assess goodwill for impairment by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is determined that the reporting unit fair value is more likely than not less than its carrying value, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the reporting unit's fair value. If the carrying value of a reporting unit containing the goodwill exceeds the fair value of that reporting unit, an impairment loss is recognized equal to the difference between the carrying value of the reporting unit and its fair value, not to exceed the carrying value of goodwill. We also have the option to perform a qualitative assessment to test indefinite-lived intangible assets for impairment by determining whether it is more likely than not that the indefinite-lived intangible assets are impaired. If it is determined that the indefinite-lived intangible asset is more likely than not impaired, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the indefinite-lived intangible assets. If the carrying value of the indefinite-lived intangible assets exceeds their fair value, an impairment loss is recognized to the extent the carrying value exceeds fair value.

For intangible assets with finite lives, we evaluate for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset or asset group, the amount of the impairment is the difference between the carrying amount and the fair value of the asset or asset group. Intangible assets with finite lives are amortized over their expected economic lives, which is five years.

All intangible assets and certain goodwill are being amortized for tax reporting purposes over statutory lives.

Determining the fair value of a reporting unit or an intangible asset involves the use of significant estimates and assumptions. Management bases its fair value estimates on assumptions it believes to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. If economic conditions deteriorate, or operating performance of our reporting units do not meet expectations such that we revise our long-term forecasts, we may recognize impairments of goodwill and other intangible assets in future periods. See Note 12 "Goodwill and Intangible Assets" for additional information on our goodwill and intangible assets impairment analysis.

Capitalized Curriculum Development

Certain costs incurred to create course and educational material for a program offering are capitalized as curriculum development assets within other assets, net on the Consolidated Balance Sheets. Costs are capitalized for new programs or products, or the content being developed enhances, updates, or improves current programs, curriculum, or products, so long as the cost incurred extends the useful life of the existing curriculum and course content. Costs that are capitalized include payroll and payroll-related costs for employees who spend time producing content and external vendor costs related to the project. Adtalem begins capitalizing costs during the content development phase, which includes time to

develop course materials based on the requirements defined in the planning phase. Curriculum development assets are amortized on a straight-line basis over the estimated useful life, which is generally three to five years, and amortization is included within cost of education services in the Consolidated Statements of Income.

Cloud Computing Arrangements

For cloud computing arrangements that are a service contract, we capitalize certain implementation costs incurred, including external costs and certain internal costs (including payroll and payroll-related costs of employees), during the development stage of implementing the cloud computing hosting arrangement. Capitalized costs related to cloud computing arrangements are included within prepaid expenses and other current assets and other assets, net on the Consolidated Balance Sheets. We expense costs as incurred during the preliminary planning and post-implementation stages. Capitalized implementation costs are amortized on a straight-line basis over the contractual term of the cloud computing arrangement, which includes renewal options that are reasonably certain to be exercised, which is generally five years.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset or asset group, the amount of the impairment is the difference between the carrying amount and the fair value of the asset or asset group. Events that may trigger an impairment analysis could include a decision by management to exit a market or a line of business or to consolidate operating locations.

Treasury Stock

Shares that are repurchased by Adtalem under its share repurchase programs are recorded as treasury stock at cost and result in a reduction in shareholders' equity. See Note 14 "Share Repurchases" for additional information.

From time to time, shares of our common stock are delivered back to Adtalem under a swap arrangement resulting from employees' exercise of stock options pursuant to the terms of the Adtalem's stock-based incentive plans (see Note 15 "Stock-Based Compensation"). In addition, shares of our common stock are delivered back to Adtalem for payment of withholding taxes from employees for vesting of stock-based compensation awards. These shares are recorded as treasury stock at cost and result in a reduction in shareholders' equity.

Treasury shares are reissued at market value, less a 10% discount, to the Adtalem Colleague Stock Purchase Plan in exchange for employee payroll deductions. The 10% discount is considered compensatory and recorded as an expense in the Consolidated Statements of Income. When treasury shares are reissued, Adtalem uses an average cost method to reduce the treasury stock balance. Gains on the difference between the average cost and the reissuance price, less the amount recorded as expense, are credited to additional paid-in capital. Losses on the difference are charged to additional paid-in capital to the extent that previous net gains from reissuance are included therein, otherwise such losses are charged to retained earnings.

Earnings per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income by diluted weighted-average number of shares outstanding during the period. Diluted EPS considers the impact of potentially dilutive shares, except in periods in which there is a loss from continuing operations, because the inclusion of the potential common shares would have an antidilutive effect. Dilutive shares are computed using the treasury stock method and reflect the additional shares that would be outstanding if dilutive stock-based grants were exercised or vested during the period.

Income Taxes

Adtalem accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Adtalem also recognizes future tax benefits

associated with tax loss and credit carryforwards as deferred tax assets. Adtalem's deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Adtalem measures deferred tax assets and liabilities using enacted tax rates in effect for the year in which Adtalem expects to recover or settle the temporary differences. The effect of a change in tax rates on deferred taxes is recognized in the period that the change is enacted. Adtalem reduces its net tax assets for the estimated additional tax and interest that may result from tax authorities disputing uncertain tax positions Adtalem has taken.

Restructuring Charges

Restructuring charges include costs for severance and related benefits for workforce reductions, impairments on operating lease assets, losses on disposals of property and equipment related to campus and administrative office consolidations, and contract termination costs (see Note 5 "Restructuring Expense"). When estimating the costs of exiting lease space, estimates are made which could differ materially from actual results and result in additional restructuring charges or reversals in future periods.

Advertising Costs

Advertising costs are expensed when incurred and totaled $247.4 million, $227.9 million, and $219.4 million for the years ended June 30, 2025, 2024, and 2023, respectively. Advertising costs are included in student services and administrative expense in the Consolidated Statements of Income.

Foreign Currency Translation

The financial position and results of operations of the AUC, RUSM, and RUSVM Caribbean operations are measured using the U.S. dollar as the functional currency. As such, there is no translation gain or loss associated with these operations. Assets and liabilities of these entities are translated to U.S. dollars using exchange rates in effect at the balance sheet dates. Translation adjustments for foreign subsidiaries whose functional currencies were previously their respective currencies are suspended in accumulated other comprehensive loss with a balance of $2.2 million on the Consolidated Balance Sheets as of June 30, 2025 and 2024.

Recent Accounting Standards

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07: "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The guidance was issued to improve disclosures about reportable segments and addresses requests from investors for additional, more detailed information about a reportable segment's expenses by requiring entities to provide disclosures of significant segment expenses and other segment items. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The amendments should be applied retrospectively. Early adoption of the amendments is permitted, including adoption in an interim period. We adopted this guidance during the year ended June 30, 2025. The amendments impacted our disclosures, but did not otherwise impact Adtalem's Consolidated Financial Statements.

In July 2025, the FASB issued ASU No. 2025-05: "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets." The guidance was issued to provide a practical expedient to measure credit losses on current accounts receivable and current contract assets. The guidance is effective prospectively for financial statements issued for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption of the guidance is permitted. We are currently evaluating the impact the guidance will have on Adtalem's Consolidated Financial Statements.

In November 2024, the FASB issued ASU No. 2024-03: "Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." The guidance was issued to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions as well as disclosures about selling expenses. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. The amendments should be applied prospectively, however retrospective application is permitted. Early adoption of the amendments is permitted, including

adoption in an interim period. The amendments will expand our footnote disclosures to include a disaggregation of expenses in accordance with the amendments but will not otherwise impact Adtalem's Consolidated Financial Statements.

In December 2023, the FASB issued ASU No. 2023-09: "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The guidance was issued to enhance the transparency and decision usefulness of income tax disclosures by requiring entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2024. The amendments should be applied prospectively, however retrospective application is permitted. Early adoption of the amendments is permitted. The amendments will impact our income tax disclosures but will not otherwise impact Adtalem's Consolidated Financial Statements.

We reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a significant impact on our Consolidated Financial Statements.

3. Discontinued Operations

On December 11, 2018, Adtalem sold DeVry University to Cogswell Education, LLC ("Cogswell") for de minimis consideration. The purchase agreement includes an earn-out entitling Adtalem to payments of up to $20.0 million over a ten-year period payable based on DeVry University's financial results. Adtalem received $7.0 million, $5.5 million, and $4.1 million during fiscal year 2025, 2024, and 2023, respectively, related to the earn-out. To date, we have received a total of $19.5 million related to the earn-out.

On March 10, 2022, Adtalem completed the sale of the Association of Certified Anti-Money Laundering Specialists ("ACAMS"), Becker Professional Education ("Becker"), and OnCourse Learning ("OCL") to Wendel Group and Colibri Group ("Purchaser"). In addition, on June 17, 2022, Adtalem completed the sale of EduPristine for de minimis consideration. We recorded a loss of $3.6 million in fiscal year 2023 for post-closing working capital adjustments to the initial sales prices for ACAMS, Becker, and OCL and a tax return to provision adjustment.

The following is a summary of income statement information reported as discontinued operations, which includes expense from ongoing litigation costs and settlements related to divestitures, a loss from post-closing working capital adjustments to the initial sales prices, and the earn-outs we received (in thousands):

	Year Ended June 30,		
	2025	2024	2023
Revenue	$ —	$ —	$ —
Operating cost and expense:			
Student services and administrative expense	(5,870)	762	8,464
Total operating cost and expense	(5,870)	762	8,464
Income (loss) from discontinued operations before income taxes	5,870	(762)	(8,464)
Loss on disposal of discontinued operations before income taxes	—	—	(3,576)
(Provision for) benefit from income taxes	(1,482)	(174)	3,646
Income (loss) from discontinued operations	$ 4,388	$ (936)	$ (8,394)

4. Revenue

Revenue is recognized when control of the promised goods or services is transferred to our customers (students), in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The following tables disaggregate revenue by source (in thousands):

| | Year Ended June 30, 2025 | | | |
	Chamberlain	Walden	Medical and Veterinary	Consolidated
Tuition and fees	$ 725,774	$ 693,430	$ 359,213	$ 1,778,417
Other	—	—	9,873	9,873
Total	$ 725,774	$ 693,430	$ 369,086	$ 1,788,290

| | Year Ended June 30, 2024 | | | |
	Chamberlain	Walden	Medical and Veterinary	Consolidated
Tuition and fees	$ 633,522	$ 595,332	$ 342,389	$ 1,571,243
Other	—	—	13,409	13,409
Total	$ 633,522	$ 595,332	$ 355,798	$ 1,584,652

| | Year Ended June 30, 2023 | | | |
	Chamberlain	Walden	Medical and Veterinary	Consolidated
Tuition and fees	$ 571,034	$ 533,725	$ 334,323	$ 1,439,082
Other	—	—	11,744	11,744
Total	$ 571,034	$ 533,725	$ 346,067	$ 1,450,826

In addition, see Note 19 "Segment Information" for a disaggregation of revenue by geographical region.

Performance Obligations and Revenue Recognition

Tuition and fees: The majority of revenue is derived from tuition and fees, which is recognized on a straight-line basis over the academic term as instruction is delivered.

Other: Other revenue consists of housing and other miscellaneous services. Other revenue is recognized over the period in which the applicable performance obligation is satisfied.

Arrangements for payment are agreed to prior to registration of the student's first academic term. The majority of U.S. students obtain Title IV or other financial aid resulting in institutions receiving a significant amount of the transaction price at the beginning of the academic term. Students not utilizing Title IV or other financial aid funding may pay after the academic term is complete.

Transaction Price

Revenue, or transaction price, is measured as the amount of consideration expected to be received in exchange for transferring goods or services.

Students may receive scholarships, discounts, or refunds, which gives rise to variable consideration. The amounts of scholarships or discounts are generally applied to individual student accounts when such amounts are awarded. Therefore, the transaction price is immediately reduced directly by these scholarships or discounts from the amount of the standard tuition rate charged. Scholarships and discounts that are only applied to future tuition charged are considered a separate performance obligation if they represent a material right in accordance with ASC 606. In those instances, we defer the value of the related performance obligation associated with the future scholarship or discount based on estimates of future redemption based on our historical experience of student persistence toward completion of study. The contract liability associated with these material rights is presented as deferred revenue within current liabilities and other liabilities within noncurrent liabilities on the Consolidated Balance Sheets based on the amounts expected to be earned in the next 12 months. The contract liability amount associated with these material rights presented as deferred revenue within current liabilities is $38.1 million and $24.1 million as of June 30, 2025 and 2024, respectively, and the amount presented as deferred revenue within noncurrent liabilities is $25.0 million and $19.6 million as of June 30, 2025 and 2024, respectively.

The noncurrent contract liability associated with these material rights is expected to be earned over approximately the next four fiscal years.

Upon withdrawal, a student may be eligible to receive a refund, or partial refund, the amount of which is dependent on the timing of the withdrawal during the academic term. If a student withdraws prior to completing an academic term, federal and state regulations and accreditation criteria permit Adtalem to retain a set percentage of the total tuition received from such student, which varies with, but generally equals or exceeds, the percentage of the academic term completed by such student. Payment amounts received by Adtalem in excess of such set percentages of tuition are refunded to the student or the appropriate funding source. For contracts with similar characteristics and historical data on refunds, the expected value method is applied in determining the variable consideration related to refunds. Estimates of Adtalem's expected refunds are determined at the outset of each academic term, based upon actual refunds in previous academic terms. Reserves related to refunds are presented as refund liabilities within accrued liabilities on the Consolidated Balance Sheets. All refunds are netted against revenue during the applicable academic term.

Management reassesses collectability on a student-by-student basis throughout the period revenue is recognized. This reassessment is based upon new information and changes in facts and circumstances relevant to a student's ability to pay. Management also reassesses collectability when a student withdraws from the institution and has unpaid tuition charges. Such unpaid charges do not meet the threshold of reasonably collectible and are recognized as revenue on a cash basis.

Contract Balances

Students are billed at the beginning of each academic term and payment is due at that time. Adtalem's performance obligation is to provide educational services in the form of instruction during the academic term and to provide for any scholarships or discounts that are deemed a material right under ASC 606. As instruction is provided or the deferred value of material rights are recognized, deferred revenue is reduced. A significant portion of student payments are from Title IV financial aid and other programs and are generally received during the first month of the respective academic term. For students utilizing Adtalem's credit extension programs (see Note 9 "Accounts and Financing Receivables"), payments are generally received after the academic term, and the corresponding performance obligation, is complete. When payments are received, accounts and financing receivables are reduced.

Deferred revenue within current liabilities is $214.1 million and $185.3 million as of June 30, 2025 and 2024, respectively, and deferred revenue within noncurrent liabilities is $25.0 million and $19.6 million as of June 30, 2025 and 2024, respectively. Revenue of $185.3 million and $153.9 million was recognized during fiscal year 2025 and 2024, respectively, that was included in the deferred revenue balance at the beginning of fiscal year 2025 and 2024, respectively.

The difference between the opening and closing balances of deferred revenue includes decreases from revenue recognized during the period, increases from charges related to the start of academic terms beginning during the period, increases from payments received related to academic terms commencing after the end of the period, and increases from recognizing additional performance obligations for material rights during the period.

5. Restructuring Expense

During fiscal year 2025, Adtalem recorded restructuring expense primarily driven by workforce reductions, costs to exit certain course offerings, and prior real estate consolidations at Adtalem's home office. We continue to incur restructuring charges or reversals related to exited leased space from previous restructuring actions. During fiscal year 2024, Adtalem recorded restructuring expense primarily driven by prior real estate consolidations at Adtalem's home office. During fiscal year 2023, Adtalem recorded restructuring expense primarily driven by real estate consolidations at Walden, Medical and Veterinary, and Adtalem's home office resulting in impairments on operating lease assets and property and equipment. When estimating costs of exiting lease space, estimates are made which could differ materially from actual results and may result in additional restructuring charges or reversals in future periods. Termination benefit charges represent severance pay and benefits for employees impacted by workforce reductions. Restructuring expense by segment were as follows (in thousands):

	Year Ended June 30, 2025		
	Real Estate and Other	Termination Benefits	Total
Chamberlain	$ 974	$ 938	$ 1,912
Medical and Veterinary	215	239	454
Home Office	708	240	948
Total	$ 1,897	$ 1,417	$ 3,314

	Year Ended June 30, 2024		
	Real Estate and Other	Termination Benefits	Total
Walden	$ (776)	$ —	$ (776)
Medical and Veterinary	402	40	442
Home Office	2,204	—	2,204
Total	$ 1,830	$ 40	$ 1,870

	Year Ended June 30, 2023		
	Real Estate and Other	Termination Benefits	Total
Chamberlain	$ 818	$ —	$ 818
Walden	3,191	54	3,245
Medical and Veterinary	7,071	616	7,687
Home Office	6,117	950	7,067
Total	$ 17,197	$ 1,620	$ 18,817

The following table summarizes the restructuring plan activity for fiscal years 2024 and 2025, for which cash payments are required (in thousands):

Liability balance as of June 30, 2023	$ 741
Increase in liability (termination and other charges)	40
Reduction in liability (payments and adjustments)	(781)
Liability balance as of June 30, 2024	—
Increase in liability (termination and other charges)	1,418
Reduction in liability (payments and adjustments)	(1,418)
Liability balance as of June 30, 2025	$ —

These liability balances are recorded as accrued liabilities on the Consolidated Balance Sheets.

6. Other Income, Net

Other income, net consisted of the following (in thousands):

	Year Ended June 30,		
	2025	2024	2023
Interest and dividend income	$ 8,216	$ 9,177	$ 10,654
Investment gain (loss)	1,074	1,365	(3,689)
Other income, net	$ 9,290	$ 10,542	$ 6,965

Investment (loss) gain includes trading gains and losses related to the rabbi trust used to fund nonqualified deferred compensation plan obligations (see Note 16 "Employee Benefit Plans" for additional information). In addition, investment (loss) gain includes an impairment of $5.0 million in fiscal year 2023 on an equity investment with no readily determinable fair value (see Note 17 "Fair Value Measurements" for additional information).

7. Income Taxes

Income from continuing operations before income taxes, classified by source of income, was as follows (in thousands):

	Year Ended June 30,		
	2025	2024	2023
Domestic	$ 221,225	$ 89,752	$ 51,422
Foreign	77,289	74,185	60,613
Total	$ 298,514	$ 163,937	$ 112,035

The components of the provision for income taxes were as follows (in thousands):

	Year Ended June 30,		
	2025	2024	2023
Current tax provision (benefit):			
U.S. federal	$ 40,742	$ 11,243	$ 13,761
State and local	7,070	3,489	824
Foreign	(388)	419	614
Total current	47,424	15,151	15,199
Deferred tax provision (benefit):			
U.S. federal	9,296	4,870	(1,099)
State and local	6,786	2,745	(4,347)
Foreign	2,331	3,458	530
Total deferred	18,413	11,073	(4,916)
Provision for income taxes	$ 65,837	$ 26,224	$ 10,283

The effective tax rate differs from the statutory tax rates as follows (in thousands):

	Year Ended June 30,					
	2025		2024		2023	
Income tax at statutory rate	$ 62,688	21.0 %	$ 34,427	21.0 %	$ 23,527	21.0 %
Lower rates on foreign operations	(10,999)	(3.7)%	(11,419)	(7.0)%	(11,668)	(10.4)%
State income taxes	10,263	3.4 %	4,767	2.9 %	2,656	2.4 %
Research and development tax credits	(1,908)	(0.6)%	(1,589)	(1.0)%	(1,862)	(1.7)%
Change in valuation allowance	—	— %	(621)	(0.4)%	(9,769)	(8.7)%
Reduction in state loss carryforwards	—	— %	—	— %	2,340	2.1 %
Permanent (taxable) non-deductible items	(2,286)	(0.8)%	(904)	(0.6)%	785	0.7 %
Limitations on executive compensation	5,812	1.9 %	2,987	1.8 %	908	0.8 %
Foreign tax provisions under GILTI	6,110	2.0 %	4,908	3.0 %	3,569	3.2 %
Change in unrecognized tax benefits	(490)	(0.2)%	(6,849)	(4.2)%	791	0.7 %
Other	(3,353)	(1.1)%	517	0.3 %	(994)	(0.9)%
Provision for income taxes	$ 65,837	22.1 %	$ 26,224	16.0 %	$ 10,283	9.2 %

Our effective tax rate from continuing operations was 22.1%, 16.0%, and 9.2% in fiscal year 2025, 2024, and 2023, respectively. The effective tax rate for fiscal year 2025 increased compared to fiscal year 2024 primarily due to an increase in the percentage of earnings from operations in higher taxed jurisdictions and a limitation of tax benefits on certain executive compensation. In addition, in fiscal year 2024, the effective tax rate included a benefit from the lapsing of statutes of limitations for unrecognized tax benefits. The income tax provisions reflect the U.S. federal tax rate of 21% adjusted for taxes related to global intangible low-taxed income ("GILTI"), limitation of tax benefits on certain executive compensation, the rate of tax applied by state and local jurisdictions, the rate of tax applied to earnings outside the U.S., tax incentives, tax credits related to research and development expenditures, changes in valuation allowance, changes in uncertain tax positions, and tax benefits on stock-based compensation.

Deferred income tax assets and liabilities result primarily from temporary differences in the recognition of various expenses for tax and financial statement purposes, and from the recognition of the tax benefits of net operating loss carryforwards. The components of the deferred income tax assets and liabilities were as follows (in thousands):

| | June 30, | | | |
	2025		2024	
Employee benefits	$	16,428	$	15,866
Stock-based compensation		8,990		7,664
Receivable reserve		10,756		9,028
Capitalized research and experimental costs		17,738		9,322
Operating lease liabilities		50,201		42,526
Other reserves		7,399		12,439
Loss and credit carryforwards, net		10,303		15,426
Gross deferred tax assets		121,815		112,271
Depreciation		(8,054)		(8,298)
Deferred taxes on unremitted foreign earnings		(307)		(210)
Amortization of intangible assets		(72,487)		(50,035)
Operating lease assets		(39,867)		(34,166)
Gross deferred tax liability		(120,715)		(92,709)
Net deferred tax asset	$	1,100	$	19,562

Adtalem has the following tax net operating loss (tax effected), interest (tax effected), and credit carryforwards as of June 30, 2025 (in thousands):

| | June 30, | | Years of Expiration | |
	2025		Beginning	Ending
U.S. credit carryforwards	$	672	2027	2030
State net operating loss carryforwards		7,089	2026	2043
State interest expense carryforwards		439	no expiration	
Foreign net operating loss carryforwards		2,103	2032	2033
Total loss and credit carryforwards, net	$	10,303		

As of June 30, 2025, Adtalem had $123.9 million of gross, post apportioned state net operating loss carryforwards, and $6.1 million of gross foreign net operating loss carryforwards in St. Maarten. As of June 30, 2024, Adtalem had $164.4 million of gross, post apportioned state net operating loss carryforwards, and $13.0 million of gross foreign net operating loss carryforwards in St. Maarten.

RUSM and RUSVM each have agreements with their respective domestic governments that exempt them from local income taxation. RUSM has an exemption in Barbados until 2039 and RUSVM has an exemption in St. Kitts until 2038.

Adtalem does not assert that the accumulated undistributed earnings of its foreign subsidiaries are indefinitely reinvested in foreign jurisdictions. Accrued state income and foreign withholding taxes on such undistributed earnings were not material.

The changes in our valuation allowances were as follows (in thousands):

| | Year Ended June 30, | | | | | |
	2025		2024		2023	
Balance at beginning of period	$	—	$	621	$	10,390
Charged to costs and expenses		—		—		(2,677)
Deductions		—		(621)		(7,092)
Balance at end of period	$	—	$	—	$	621

Adtalem reviews the realizability of its deferred tax assets and related valuation allowances on a quarterly basis, or whenever events or changes in circumstances indicate that a review is required. In determining the requirement for a

valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset are considered, along with any other positive or negative evidence. A valuation allowance is established when, based on the weight of available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. Based on our review of all available positive and negative evidence, it is more likely than not that we will recognize all deferred tax assets and, therefore, we do not have a valuation allowance on our deferred tax assets as of June 30, 2025 and June 30, 2024. The valuation allowance on our deferred tax assets was $0.6 million as of June 30, 2023 and mainly related to foreign net operating loss carryforwards. Insufficient projected taxable income in certain jurisdictions may give rise to the need for a valuation allowance. We will continue to evaluate the need for valuation allowances and, as circumstances change, the valuation allowance may change.

The changes in our unrecognized tax benefits were as follows (in thousands):

| | Year Ended June 30, | | |
	2025	2024	2023
Balance at beginning of period	$ 6,723	$ 13,128	$ 11,645
Increases from positions taken during prior periods	235	953	1,299
Decreases from positions taken during prior periods	—	(1,248)	—
Increases from positions taken during the current period	656	554	665
Reductions due to lapse of statute	(764)	(6,664)	(481)
Balance at end of period	$ 6,850	$ 6,723	$ 13,128

As of June 30, 2025 and 2024, the total amount of gross unrecognized tax benefits for uncertain tax positions was $6.9 million and $6.7 million, respectively, which if recognized, would impact the effective tax rate. We expect that our unrecognized tax benefits will decrease during the next 12 months due to the settlement of various audits and the lapsing of statutes of limitation. We estimate this decrease to not be material. Adtalem classifies interest and penalties on tax uncertainties as a component of the provision for income taxes. The total amount of interest and penalties accrued as of June 30, 2025 and 2024 was $1.2 million and $1.2 million, respectively. Interest and penalties expense recognized during the years ended June 30, 2025, 2024, and 2023 were nil, a net decrease of $0.4 million, and a net increase of $0.7 million, respectively.

Adtalem files tax returns in the U.S. federal jurisdiction and in various state and foreign jurisdictions based on existing tax laws and incentives. Adtalem remains generally subject to examination in the U.S. for years beginning on or after July 1, 2021; in various states for years beginning on or after July 1, 2019; and in our significant foreign jurisdictions for years beginning on or after July 1, 2018.

In July 2025, the U.S. Congress enacted the One Big Beautiful Bill Act ("OBBBA"), which introduces substantial changes to the federal tax landscape. Key provisions include the permanent renewal of certain measures initially set to expire under the Tax Cuts and Jobs Act, adjustments to the international tax regime, and the reinstatement of beneficial tax treatment for select business-related items. The legislation features staggered effective dates to be phased in through our fiscal year 2027. We are currently evaluating the tax impacts of the changes made by OBBBA which will begin to be reflected in our fiscal year 2026 consolidated financial statements.

8. Earnings per Share

The following table sets forth the computations of basic and diluted earnings per share and antidilutive shares (in thousands, except per share data):

	Year Ended June 30,					
	2025		**2024**		**2023**	
Numerator:						
Net income (loss):						
Continuing operations	$	232,677	$	137,713	$	101,752
Discontinued operations		4,388		(936)		(8,394)
Net income	$	237,065	$	136,777	$	93,358
Denominator:						
Weighted-average basic shares outstanding		37,085		39,413		44,781
Effect of dilutive stock awards		1,249		894		743
Effect of ASR		—		—		76
Weighted-average diluted shares outstanding		38,334		40,307		45,600
Earnings (loss) per share:						
Basic:						
Continuing operations	$	6.27	$	3.49	$	2.27
Discontinued operations	$	0.12	$	(0.02)	$	(0.19)
Total basic earnings per share	$	6.39	$	3.47	$	2.08
Diluted:						
Continuing operations	$	6.07	$	3.42	$	2.23
Discontinued operations	$	0.11	$	(0.02)	$	(0.18)
Total diluted earnings per share	$	6.18	$	3.39	$	2.05
Weighted-average antidilutive shares		23		115		403

As further described in Note 14 "Share Repurchases," on March 14, 2022, we entered into an accelerated share repurchase ("ASR") agreement to repurchase $150.0 million of common stock. For purposes of calculating earnings per share, Adtalem reflected the ASR agreement as a repurchase of Adtalem common stock and as a forward contract indexed to its own common stock. Based on the volume-weighted average price of Adtalem's common stock per the terms of the ASR agreement, common stock of 76 thousand shares were contingently issuable by Adtalem under the ASR agreement and were included in the diluted earnings per share calculation for fiscal year 2023 because the effect would have been dilutive. As of October 14, 2022, the ASR agreement is no longer outstanding. Diluted earnings per share was computed using the treasury stock method for stock awards.

9. Accounts and Financing Receivables

Our accounts receivables relate to student balances occurring in the normal course of business. Accounts receivables have a term of less than one year and are included in accounts and financing receivables, net on our Consolidated Balance Sheets. Our financing receivables relate to credit extension programs, which provide students with payment terms in excess of one year and are included in accounts and financing receivables, net and other assets, net on our Consolidated Balance Sheets.

The classification of our accounts and financing receivable balances was as follows (in thousands):

| | June 30, 2025 | | |
	Gross	Allowance	Net
Accounts receivables, current	$ 189,874	$ (46,441)	$ 143,433
Financing receivables, current	5,393	(2,637)	2,756
Accounts and financing receivables, current	$ 195,267	$ (49,078)	$ 146,189
Financing receivables, current	$ 5,393	$ (2,637)	$ 2,756
Financing receivables, noncurrent	33,116	(8,757)	24,359
Total financing receivables	$ 38,509	$ (11,394)	$ 27,115

| | June 30, 2024 | | |
	Gross	Allowance	Net
Accounts receivables, current	$ 159,406	$ (35,336)	$ 124,070
Financing receivables, current	5,239	(2,476)	2,763
Accounts and financing receivables, current	$ 164,645	$ (37,812)	$ 126,833
Financing receivables, current	$ 5,239	$ (2,476)	$ 2,763
Financing receivables, noncurrent	36,214	(10,082)	26,132
Total financing receivables	$ 41,453	$ (12,558)	$ 28,895

Our financing receivables relate to credit extension programs available to students at Chamberlain, AUC, RUSM, and RUSVM. These credit extension programs are designed to assist students who are unable to completely cover educational costs consisting of tuition, fees, and books, and are available only after all other student financial assistance has been applied toward those purposes. In addition, AUC, RUSM, and RUSVM allow students to finance their living expenses. Repayment plans for financing agreements are developed to address the financial circumstances of the particular student. Interest charges at rates from 3.0% to 12.0% per annum accrue each month on the unpaid balance once a student withdraws or graduates from a program. Most students are required to begin repaying their obligations while they are still in school with a minimum payment level. Payments may increase upon completing or departing school.

Credit Quality

The primary credit quality indicator for our financing receivables is delinquency. Balances are considered delinquent when contractual payments on the loan become past due. We generally write-off financing receivable balances when they are at least 181 days past due. Payments are applied first to outstanding interest and then to the unpaid principal balance.

The credit quality analysis of financing receivables as of June 30, 2025 was as follows (in thousands):

| | Amortized Cost Basis by Origination Year | | | | | | |
	Prior	2021	2022	2023	2024	2025	Total
1-30 days past due	$ 319	$ 303	$ 116	$ 37	$ 1,099	$ 1,623	$ 3,497
31-60 days past due	67	122	42	68	377	378	1,054
61-90 days past due	21	28	—	255	27	72	403
91-120 days past due	30	—	—	11	42	17	100
121-150 days past due	44	10	—	45	52	103	254
Greater than 150 days past due	2,261	1,291	1,171	2,058	1,935	293	9,009
Total past due	2,742	1,754	1,329	2,474	3,532	2,486	14,317
Current	5,858	2,609	1,819	3,323	4,440	6,143	24,192
Financing receivables, gross	$ 8,600	$ 4,363	$ 3,148	$ 5,797	$ 7,972	$ 8,629	$ 38,509
Gross write-offs	$ 1,158	$ 642	$ 478	$ 1,014	$ 876	$ 13	$ 4,181

The credit quality analysis of financing receivables as of June 30, 2024 was as follows (in thousands):

| | Amortized Cost Basis by Origination Year | | | | | | |
	Prior	2020	2021	2022	2023	2024	Total
1-30 days past due	$ 552	$ —	$ 214	$ 111	$ 1,188	$ 1,146	$ 3,211
31-60 days past due	213	90	65	37	567	1,488	2,460
61-90 days past due	174	—	5	110	370	257	916
91-120 days past due	—	11	434	20	206	791	1,462
121-150 days past due	51	88	63	314	268	91	875
Greater than 150 days past due	2,556	466	1,366	1,300	1,920	987	8,595
Total past due	3,546	655	2,147	1,892	4,519	4,760	17,519
Current	6,014	748	3,944	1,897	4,549	6,782	23,934
Financing receivables, gross	$ 9,560	$ 1,403	$ 6,091	$ 3,789	$ 9,068	$ 11,542	$ 41,453
Gross write-offs	$ 1,145	$ 279	$ 509	$ 597	$ 729	$ 2	$ 3,261

Allowance for Credit Losses

The allowance for credit losses represents an estimate of the lifetime expected credit losses inherent in our accounts and financing receivable balances as of each balance sheet date. In evaluating the collectability of our accounts and financing receivable balances, we utilize historical events, current conditions, and reasonable and supportable forecasts about the future.

For our accounts receivables, we use historical loss rates based on an aging schedule and a student's status to determine the allowance for credit losses. As these accounts receivables are short-term in nature, management believes a student's status provides the best credit loss estimate, while also factoring in delinquency. Students still attending classes, recently graduated, or current on payments are more likely to pay than those who are inactive due to being on a leave of absence, withdrawing from school, or not current on payments.

For our financing receivables, we use historical loss rates based on an aging schedule. As these financing receivables are based on long-term financing agreements offered by Adtalem, management believes that delinquency provides the best credit loss estimate. As the financing receivable balances become further past due, it is less likely we will receive payment, causing our estimate of credit losses to increase.

The following table provides a roll-forward of the allowance for credit losses (in thousands):

	Accounts	Financing	Total
June 30, 2022	$ 30,897	$ 14,891	$ 45,788
Write-offs	(43,273)	(7,653)	(50,926)
Recoveries	12,207	590	12,797
Provision for credit losses	29,359	3,640	32,999
June 30, 2023	29,190	11,468	40,658
Write-offs	(54,897)	(3,261)	(58,158)
Recoveries	10,806	1,413	12,219
Provision for credit losses	50,237	2,938	53,175
June 30, 2024	35,336	12,558	47,894
Write-offs	(61,376)	(4,181)	(65,557)
Recoveries	11,184	1,077	12,261
Provision for credit losses	61,297	1,940	63,237
June 30, 2025	$ 46,441	$ 11,394	$ 57,835

10. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

		June 30,	
	Useful Life	2025	2024
Land	-	$ 31,776	$ 31,776
Buildings and improvements	10 - 31 years	202,240	200,274
Leasehold improvements	Shorter of asset useful life or lease term	120,603	114,019
Furniture and equipment	3 - 8 years	104,708	103,961
Software	3 - 5 years	113,565	113,219
Construction in progress	-	24,983	11,554
Property and equipment, gross		597,875	574,803
Accumulated depreciation		(341,744)	(326,279)
Property and equipment, net		$ 256,131	$ 248,524

Depreciation expense was $40.7 million, $39.7 million, and $41.4 million for the years ended June 30, 2025, 2024, and 2023, respectively.

During fiscal year 2024, management committed to a plan to sell a building located in Naperville, Illinois, and the building met criteria to be classified as assets held for sale. As a result, the building's carrying value of $8.4 million was adjusted to its estimated fair value less cost to sell of $7.8 million, and the resulting $0.6 million charge was recognized within student services and administrative expense in the Consolidated Statements of Income for the year ended June 30, 2024. In addition, the building was presented as assets held for sale on the Consolidated Balance Sheets as of June 30, 2024. On June 25, 2025, Adtalem sold the building for $7.3 million, which resulted in an additional loss of $0.5 million that was recognized within student services and administrative expense in the Consolidated Statements of Income for the year ended June 30, 2025.

On July 31, 2019, Adtalem sold its Chicago, Illinois, campus facility to DePaul College Prep Foundation ("DePaul College Prep") for $52.0 million. Adtalem received $5.2 million of cash at the time of closing and held a mortgage, secured by the property, from DePaul College Prep for $46.8 million. The mortgage was due on July 31, 2024 as a balloon payment and bore interest at a rate of 4% per annum, payable monthly. The buyer had an option to make prepayments. Due to Adtalem's involvement with financing the sale, the transaction did not qualify as a sale for accounting purposes. Adtalem continued to maintain the assets associated with the sale on the Consolidated Balance Sheets. We recorded a note receivable of $40.3 million and a financing payable of $45.5 million at the time of the sale, which were classified as other assets, net and other liabilities, respectively, on the Consolidated Balance Sheets. See Note 9 "Accounts and Financing Receivables" for a discussion on the discounting of the note receivable. On February 23, 2023, DePaul College Prep paid the mortgage in full. The $46.8 million received during fiscal year 2023 is classified as an investing activity in the Consolidated Statements of Cash Flows. Upon receiving full repayment of the mortgage, Adtalem no longer is involved in the financing of the sale and therefore derecognized the note receivable, the financing payable, and the assets associated with the campus facility, which resulted in recognizing a gain on sale of assets of $13.3 million in fiscal year 2023. This gain was recorded at Adtalem's home office.

11. Leases

We determine if a contract contains a lease at inception. We have entered into operating leases for academic sites, housing facilities, and office space which expire at various dates through August 2040, most of which include options to terminate for a fee or extend the leases for an additional five-year period. The lease term includes the noncancelable period of the lease, as well as any periods for which we are reasonably certain to exercise extension options. We elected to account for lease and non-lease components (e.g., common-area maintenance costs) as a single lease component for all operating leases. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets. We have not entered into any finance leases.

Operating lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease assets represent our right to use an underlying asset during the lease term. Operating lease assets and liabilities are recognized at

the lease commencement date based on the present value of future lease payments over the lease term. Operating lease assets are adjusted for any prepaid or accrued lease payments, lease incentives, initial direct costs, and impairments. Our incremental borrowing rate is utilized in determining the present value of the lease payments based upon the information available at the commencement date. Our incremental borrowing rate is determined using a secured borrowing rate for the same currency and term as the associated lease. Operating lease expense is recognized on a straight-line basis over the lease term.

The components of lease cost were as follows (in thousands):

| | Year Ended June 30, | | |
	2025	2024	2023
Operating lease cost	$ 45,942	$ 44,365	$ 48,181
Sublease income	(5,315)	(9,107)	(13,329)
Total lease cost	$ 40,627	$ 35,258	$ 34,852

Maturities of lease liabilities as of June 30, 2025 were as follows (in thousands):

Fiscal Year	Operating Leases
2026	$ 49,747
2027	49,516
2028	44,941
2029	36,607
2030	33,720
Thereafter	130,941
Total lease payments	345,472
Less: lease incentives not yet received	(24,572)
Less: imputed interest	(99,569)
Present value of lease liabilities	$ 221,331

Lease term and discount rate were as follows:

	June 30, 2025
Weighted-average remaining operating lease term (years)	7.6
Weighted-average operating lease discount rate	7.6%

Supplemental disclosures of cash flow information related to leases were as follows (in thousands):

| | Year Ended June 30, | | |
	2025	2024	2023
Cash paid for amounts in the measurement of operating lease liabilities (net of sublease receipts)	$ 35,975	$ 41,063	$ 58,198
Operating lease assets obtained in exchange for operating lease liabilities	$ 46,982	$ 34,719	$ 32,476

Adtalem has an agreement at one of its operating lease locations to sublease the space to a third party that expires in December 2025. We record sublease income as an offset against our lease expense recorded on the head lease. For leases which Adtalem vacated or partially vacated space, we recorded estimated restructuring charges in prior periods. Actual results may differ from these estimates, which could result in additional restructuring charges or reversals in future periods. Future minimum sublease rental income under these agreements as of June 30, 2025, was as follows (in thousands):

Fiscal Year	Amount
2026	$ 2,038
Total sublease rental income	$ 2,038

12. Goodwill and Intangible Assets

Goodwill balances by reportable segment were as follows (in thousands):

	June 30,	
	2025	2024
Chamberlain	$ 4,716	$ 4,716
Walden	651,052	651,052
Medical and Veterinary	305,494	305,494
Total	$ 961,262	$ 961,262

Indefinite-lived intangible assets consisted of the following (in thousands):

	June 30,	
	2025	2024
Title IV eligibility and accreditations	$ 611,100	$ 611,100
Trade name	141,760	141,760
Total	$ 752,860	$ 752,860

Amortizable intangible assets consisted of the following (in thousands):

	June 30, 2025		June 30, 2024		
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Weighted-Average Amortization Period
Curriculum	$ 56,091	$ (43,477)	$ 56,091	$ (32,257)	5 Years
Total	$ 56,091	$ (43,477)	$ 56,091	$ (32,257)	

Amortization expense on finite-lived intangible assets was $11.2 million, $35.6 million, and $61.2 million for the years ended June 30, 2025, 2024, and 2023, respectively. Future amortization expense on finite-lived intangible assets, by reporting unit, is expected to be as follows (in thousands):

Fiscal Year	Walden
2026	$ 11,220
2027	1,394
Total	$ 12,614

Curriculum is amortized on a straight-line basis.

Indefinite-lived intangible assets related to trade names and Title IV eligibility and accreditations are not amortized, as there are no legal, regulatory, contractual, economic, or other factors that limit the useful life of these intangible assets to the reporting entity.

Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment annually and when an event occurs or circumstances change such that it is more likely than not that an impairment may exist. There were no triggering events in fiscal year 2025 and our annual testing date is May 31.

Adtalem has five reporting units, which are Chamberlain, Walden, AUC, RUSM, and RUSVM. These reporting units constitute components for which discrete financial information is available and regularly reviewed by segment management. We have the option to assess goodwill for impairment by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is determined that the reporting unit fair value is more likely than not less than its carrying value, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the reporting unit's fair value. If the carrying value of a reporting unit containing the goodwill exceeds the fair value of that reporting unit, an impairment loss is recognized equal to the difference between the carrying value of the reporting unit and its fair value, not to exceed the carrying value of goodwill. We also have the option to perform a qualitative assessment to test indefinite-lived

intangible assets for impairment by determining whether it is more likely than not that the indefinite-lived intangible assets are impaired. If it is determined that the indefinite-lived intangible asset is more likely than not impaired, or if we do not elect the option to perform an initial qualitative assessment, we perform a quantitative assessment of the indefinite-lived intangible assets. If the carrying value of the indefinite-lived intangible assets exceeds their fair value, an impairment loss is recognized to the extent the carrying value exceeds fair value.

As of May 31, 2025, we elected to perform a qualitative assessment for all reporting units, except RUSM. For the four reporting units where a qualitative assessment was performed, we analyzed qualitative factors, including results of operations and business conditions, significant changes in cash flows of the reporting unit level or individual indefinite-lived intangible asset level, if applicable, as well as how much previously calculated fair values exceeded carrying values to determine if it is more likely than not that the goodwill or indefinite-lived intangible assets were impaired. Based on the qualitative assessment of the four reporting units, it was determined that it was more likely than not that the fair values of the reporting units or individual indefinite-lived intangible assets exceeded the respective carrying values.

As of May 31, 2025, we did not elect to perform a qualitative assessment for the RUSM trade name and RUSM Title IV eligibility and accreditation indefinite-lived intangible assets, and therefore performed a quantitative assessment of the respective fair values. In determining fair value of the RUSM trade name indefinite-lived intangible asset, we used the relief-from-royalty method. The significant assumptions used in this valuation approach are the risk-adjusted discount rate of 13.8%, forecasted revenue, a terminal revenue growth rate of 3.0%, and a royalty rate of 5.5%. In determining the fair value of the RUSM Title IV eligibility and accreditation indefinite-lived intangible asset, we used the with-and-without method. The significant assumptions used in this valuation approach are the risk-adjusted discount rate of 13.8%, forecasted revenue with and without the accreditations in place, and forecasted earnings before interest, taxes, depreciation, and amortization ("EBITDA") with and without the accreditations in place. Based on these quantitative assessments, it was determined that the fair values of these indefinite-lived intangible assets in the RUSM reporting unit exceeded their carrying values and therefore no impairment was identified.

As of May 31, 2025, we did not elect to perform a qualitative assessment for our RUSM reporting unit and therefore performed a quantitative assessment of the reporting unit's fair value. In determining fair value of the RUSM reporting unit, we used the discounted cash flow method and the market comparable method. The significant assumptions used in the discounted cash flow method are the risk-adjusted discount rate of 13.8%, forecasted revenue and EBITDA, and a terminal growth rate of 3.0%. The significant assumptions used in the market comparable method include earnings multiples for comparable companies. Based on this quantitative assessment, it was determined that the fair value of the RUSM reporting unit exceeded its carrying value and therefore no goodwill impairment was identified.

Determining the fair value of a reporting unit or an intangible asset involves the use of significant estimates and assumptions. Management bases its fair value estimates on assumptions it believes to be reasonable at the time, but such assumptions are subject to inherent uncertainty. Actual results may differ from those estimates. If economic conditions deteriorate, or operating performance of our reporting units do not meet expectations such that we revise our long-term forecasts, we may recognize impairments of goodwill and other intangible assets in future periods.

13. Debt

Long-term debt consisted of the following senior secured credit facilities (in thousands):

| | June 30, | |
	2025	2024
Senior Secured Notes due 2028	$ 404,950	$ 404,950
Term Loan B	153,333	253,333
Total principal	558,283	658,283
Unamortized debt discount and issuance costs	(5,614)	(9,571)
Long-term debt	$ 552,669	$ 648,712

Scheduled future maturities of long-term debt were as follows (in thousands):

Fiscal Year	Maturity Payments
2026	$ —
2027	—
2028	404,950
2029	153,333
Total	$ 558,283

Senior Secured Notes due 2028

On March 1, 2021, Adtalem issued $800.0 million aggregate principal amount of 5.50% Senior Secured Notes due 2028 (the "Notes"), which mature on March 1, 2028, pursuant to an indenture, dated as of March 1, 2021 (the "Indenture"), by and between Adtalem and U.S. Bank National Association, as trustee and notes collateral agent. The Notes were sold within the U.S. only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and outside the U.S. to non-U.S. persons in reliance on Regulation S under the Securities Act.

The Notes were issued at 100.0% of their par value. The Notes bear interest at a rate of 5.50% per year, payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 2021, to holders of record on the preceding February 15 and August 15, as the case may be. The Notes are guaranteed by certain of Adtalem's subsidiaries that are borrowers or guarantors under its senior secured credit facilities and certain of its other senior indebtedness, subject to certain exceptions. The Notes are secured, subject to permitted liens and certain other exceptions, by first priority liens on the same collateral that secures the obligations under Adtalem's senior secured credit facilities.

We may redeem the Notes, in whole or in part, at any time on or after March 1, 2024 at redemption prices equal to 102.75%, 101.375%, and 100% of the principal amount of the Notes redeemed if the redemption occurs during the twelve-month periods beginning on March 1 of the years 2024, 2025, and 2026 and thereafter, respectively, in each case plus accrued and unpaid interest, if any, thereon to, but not including, the applicable redemption date.

On April 11, 2022, we repaid $373.3 million of Notes at a price equal to 100% of the principal amount of the Notes. During June 2022, we repurchased on the open market an additional $20.8 million of Notes at a price equal to approximately 90% of the principal amount of the Notes. This debt was subsequently retired. During the first quarter of fiscal year 2023, we repurchased on the open market an additional $0.9 million of Notes at a price equal to approximately 92% of the principal amount of the Notes, resulting in a gain on extinguishment of debt of $0.1 million recorded within interest expense in the Consolidated Statements of Income for the year ended June 30, 2023. This debt was subsequently retired. The principal balance of the Notes is $405.0 million as of June 30, 2025.

Accrued interest on the Notes of $7.4 million is recorded within accrued liabilities on the Consolidated Balance Sheets as of each of June 30, 2025 and 2024.

Credit Agreement

On August 12, 2021, in connection with the Walden acquisition, Adtalem entered into its new credit agreement (the "Credit Agreement") that provides for (1) a $850.0 million senior secured term loan ("Term Loan B") with a maturity date of August 12, 2028 and (2) a $400.0 million senior secured revolving loan facility ("Revolver") with a maturity date of August 12, 2026. We refer to the Term Loan B and Revolver collectively as the "Credit Facility." The Revolver has availability for letters of credit and currencies other than U.S. dollars of up to $400.0 million.

On June 27, 2023, Adtalem entered into Amendment No. 1 to Credit Agreement, identifying the Secured Overnight Financing Rate ("SOFR") as the benchmark rate to replace LIBOR for eurocurrency rate loans within the Credit Agreement effective the first quarter of fiscal year 2024.

Term Loan B

Prior to January 26, 2024, borrowings under the Term Loan B bore interest at a rate per annum equal to, at our option, SOFR plus an applicable margin ranging from 4.00% to 4.50%, subject to a SOFR floor of 0.75%, or an alternate base rate ("ABR") plus an applicable margin ranging from 3.00% to 3.50% depending on Adtalem's net first lien leverage ratio for such period.

On January 26, 2024, we entered into Amendment No. 2 to Credit Agreement, which resulted in a 0.50% reduction in our Term Loan B interest rate margin. From January 26, 2024 through August 21, 2024, borrowings under the Term Loan B bore interest at a rate per annum equal to, at our option, SOFR plus an applicable margin ranging from 3.50% to 4.00%, subject to a SOFR floor of 0.75%, or an ABR plus an applicable margin ranging from 2.50% to 3.00% depending on Adtalem's net first lien leverage ratio for such period.

On August 21, 2024, we entered into Amendment No. 3 to Credit Agreement, which resulted in a further 0.75% reduction in our Term Loan B interest rate margin and removed the leverage-based pricing grid. After August 21, 2024, borrowings under the Term Loan B bear interest at a rate per annum equal to, at our option, SOFR plus 2.75%, subject to a SOFR floor of 0.75%, or an ABR plus 1.75%.

As of June 30, 2025, the interest rate for borrowings under the Term Loan B facility was 7.08%, which approximated the effective interest rate. The Term Loan B originally required quarterly installment payments of $2.125 million beginning on March 31, 2022. On March 11, 2022, we made a prepayment of $396.7 million on the Term Loan B. With that prepayment, we are no longer required to make quarterly installment payments. We made additional Term Loan B prepayments of $100.0 million, $50.0 million, $50.0 million, and $100.0 million on September 22, 2022, November 22, 2022, January 26, 2024, and January 17, 2025, respectively. The principal balance of the Term Loan B is $153.3 million as of June 30, 2025.

Revolver

Borrowings under the Revolver bear interest at a rate per annum equal to SOFR, subject to a SOFR floor of 0.75%, plus an applicable margin ranging from 3.75% to 4.25% or an ABR plus an applicable margin ranging from 2.75% to 3.25% depending on Adtalem's net first lien leverage ratio for such period. There were no borrowings under the Revolver during the year ended June 30, 2025, 2024, and 2023.

The Credit Agreement requires payment of a commitment fee equal to 0.25% as of June 30, 2025, of the unused portion of the Revolver. The commitment fee expense is recorded within interest expense in the Consolidated Statements of Income. The amount unused under the Revolver was $400.0 million as of June 30, 2025.

On August 6, 2025, we entered into Amendment No. 4 to Credit Agreement and Incremental Assumption Agreement (the "Amendment"), to (i) increase available commitments under our revolving facility by $100.0 million (resulting in aggregate outstanding commitments of $500.0 million under the revolving facility after giving effect to the Amendment), (ii) extend the maturity and commitment termination date of our revolving facility to August 6, 2030, and (iii) reduce the pricing on any drawn revolving loans to SOFR plus an applicable margin ranging from 2.25% to 3.00% or an ABR plus an applicable margin ranging from 1.25% to 2.00% depending on Adtalem's net first lien leverage ratio for such period.

Debt Discount and Issuance Costs

The Term Loan B was issued at a price of 99% of its principal amount, resulting in an original issue discount of 1%. The debt discount and issuance costs related to the Notes and Term Loan B are presented as a direct deduction from the face amount of the debt, while the debt issuance costs related to the Revolver are classified as other assets, net on the Consolidated Balance Sheets. The debt discount and issuance costs are amortized as interest expense over seven years for the Notes and Term Loan B and over five years for the Revolver. Based on the $150.0 million, $50.0 million, and $100.0 million prepayments on the Term Loan B during fiscal year 2023, 2024, and 2025, respectively, we expensed $4.3 million, $1.1 million, and $1.7 million in interest expense in the Consolidated Statements of Income for the years ended June 30, 2023, 2024, and 2025, respectively, which was the proportionate amount of the remaining unamortized debt discount and

issuance costs related to the Term Loan B as of the prepayment dates. The following table summarizes the unamortized debt discount and issuance costs activity for fiscal year 2025 (in thousands):

	Notes	Term Loan B	Revolver	Total
Unamortized debt discount and issuance costs as of June 30, 2024	$ 4,446	$ 5,125	$ 4,327	$ 13,898
Amortization of debt discount and issuance costs	(1,188)	(1,031)	(2,028)	(4,247)
Debt discount and issuance costs write-off	—	(1,738)	—	(1,738)
Unamortized debt discount and issuance costs as of June 30, 2025	$ 3,258	$ 2,356	$ 2,299	$ 7,913

Off-Balance Sheet Arrangements

On December 6, 2024, the U.S. Department of Education ("ED") notified Adtalem that the $69.4 million surety-backed letter of credit in favor of ED on behalf of Walden, which allows Walden to participate in Title IV programs would be permitted to expire on December 31, 2024. A letter of credit in the amount of $157.9 million, representing 10% of the consolidated Title IV funds Adtalem's institutions received during fiscal year 2022, was delivered to ED on November 1, 2023 with an expiration date of December 31, 2024. On December 3, 2024, ED requested Adtalem amend the letter of credit to $179.0 million, representing 10% of the consolidated Title IV funds Adtalem's institutions received during fiscal year 2024 with an expiration date of January 31, 2026. As requested, Adtalem delivered this amended letter of credit to ED on December 13, 2024. Adtalem satisfied this request by securing a $99.0 million letter of credit under its Revolver and an $80.0 million surety-backed letter of credit. In February 2025, Adtalem replaced the $99.0 million letter of credit under its Revolver with a $99.0 million surety-backed letter of credit. As of June 30, 2025, Adtalem had $179.0 million of letters of credit outstanding in favor of ED.

Many states require private-sector postsecondary education institutions to post surety bonds for licensure. In the U.S., Adtalem has posted $67.3 million of surety bonds as of June 30, 2025 with regulatory authorities on behalf of Chamberlain, Walden, AUC, RUSM, and RUSVM.

Interest Expense

Interest expense consisted of the following (in thousands):

	Year Ended June 30,		
	2025	2024	2023
Notes interest expense	$ 22,272	$ 22,272	$ 22,301
Term Loan B interest expense	16,074	26,324	26,831
Term Loan B debt discount and issuance costs write-off	1,738	1,113	4,282
Notes issuance costs write-off	—	—	15
Gain on extinguishment of debt	—	—	(71)
Amortization of debt discount and issuance costs	4,247	4,550	4,832
Letters of credit fees	7,077	8,639	3,847
Other	910	761	1,063
Total	$ 52,318	$ 63,659	$ 63,100

Covenants and Guarantees

The Credit Agreement and Notes contain customary covenants, including restrictions on our restricted subsidiaries' ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interest on assets, make acquisitions, loans, advances or investments, or sell or otherwise transfer assets. Obligations under the Credit Agreement are secured by a first-priority lien on substantially all of the assets of Adtalem and certain of its domestic wholly-owned subsidiaries. The Credit Agreement contains customary events of default for facilities of this type. If an event of default under the Credit Agreement occurs and is continuing, the commitments thereunder may be terminated and the principal

amount outstanding thereunder, together with all accrued and unpaid interest and other amounts owed thereunder, may be declared immediately due and payable.

Under the terms of the Credit Agreement, Adtalem is required to maintain a Total Net Leverage Ratio (as defined in the Credit Agreement) of equal to or less than 3.25 to 1.00. Adtalem was in compliance with the Credit Agreement debt covenants and the Notes covenants as of June 30, 2025.

14. Share Repurchases

Open Market Share Repurchase Programs

On March 1, 2022, we announced that the Board of Directors (the "Board") authorized Adtalem's thirteenth share repurchase program, which allowed Adtalem to repurchase up to $300.0 million of its common stock through February 25, 2025. On January 16, 2024, Adtalem completed its thirteenth share repurchase program. On January 19, 2024, we announced that the Board authorized Adtalem's fourteenth share repurchase program, which allowed Adtalem to repurchase up to $300.0 million of its common stock through January 16, 2027. On May 5, 2025, Adtalem completed its fourteenth share repurchase program. On May 6, 2025, we announced that the Board authorized Adtalem's fifteenth share repurchase program, which allows Adtalem to repurchase up to $150.0 million of its common stock through May 6, 2028. Adtalem made share repurchases under its share repurchase programs as follows (in thousands, except shares and per share data):

| | Year Ended June 30, | | |
	2025	2024	2023
Total number of share repurchases	2,317,937	5,446,113	3,207,036
Total cost of share repurchases	$ 211,416	$ 261,183	$ 127,254
Average price paid per share	$ 91.21	$ 47.96	$ 39.68

As of June 30, 2025, $150.0 million of authorized share repurchases remained under the fifteenth share repurchase program. The timing and amount of any future repurchases will be determined based on an evaluation of market conditions and other factors. These repurchases may be made through open market purchases, accelerated share repurchases, privately negotiated transactions, or otherwise. Repurchases will be funded through available cash balances and ongoing business operating cash generation and may be suspended or discontinued at any time. Shares of stock repurchased under the programs are held as treasury shares. Repurchases under our share repurchase programs reduce the weighted-average number of shares of common stock outstanding for basic and diluted earnings per share calculations.

ASR Agreement

On March 14, 2022, we entered into an ASR agreement to repurchase $150.0 million of common stock. We received an initial delivery of 4,709,576 shares of common stock representing approximately 80% of the total shares expected to be delivered at the time of executing the ASR based on the per share price on the day prior to the execution date. This initial delivery of shares reduced the weighted-average number of shares of common stock outstanding for basic and diluted earnings per share calculations. The final number of shares to be repurchased was based on the volume-weighted average price of Adtalem's common stock during the term of the ASR agreement, less a discount and subject to adjustments pursuant to the terms of the ASR agreement. See Note 8 "Earnings per Share" for information on the ASR impact to earnings per share for fiscal year 2023. The ASR agreement ended on October 14, 2022. Based on the volume-weighted average price of Adtalem's common stock during the term of the ASR agreement, Adtalem owed the counter party 332,212 shares of common stock. We elected to settle the contract in cash instead of delivering shares by making a cash payment of $13.2 million on November 2, 2022.

On March 14, 2022, we recorded the $150.0 million purchase price of the ASR as a reduction to shareholders' equity, consisting of a $120.0 million increase in treasury stock and a $30.0 million reduction in additional paid-in capital, which represented an equity forward contract, on the Consolidated Balance Sheets. During the second quarter of fiscal year 2023, the $30.0 million initially recorded as a reduction in additional paid-in capital was reclassified to treasury stock and an additional $13.2 million was recorded in treasury stock, which represented our final cash settlement payment.

15. Stock-Based Compensation

Adtalem's current stock-based incentive plan is its Fourth Amended and Restated Incentive Plan of 2013, which is administered by the Compensation Committee of the Board. Under the plan, employees and directors are eligible to receive stock options, restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), and other forms of stock awards. As of June 30, 2025, 1,665,195 shares of common stock were available for future issuance under this plan.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period. We account for forfeitures of unvested awards in the period they occur. Adtalem issues new shares of common stock to satisfy stock option exercises, RSU vests, and PSU vests.

Stock-based compensation expense, which is included in student services and administrative expense, and the related income tax benefit were as follows (in thousands):

	Year Ended June 30,		
	2025	2024	2023
Stock-based compensation	$ 41,590	$ 25,947	$ 14,299
Income tax benefit	(8,695)	(8,594)	(3,938)
Stock-based compensation, net of tax	$ 32,895	$ 17,353	$ 10,361

There was no capitalized stock-based compensation cost as of each of June 30, 2025 and 2024.

Stock Options

Beginning in fiscal year 2023, the Compensation Committee of the Board determined to no longer grant stock options. Prior to fiscal year 2023, we granted stock options generally with a four-year graded vesting from the grant date and expire ten years from the grant date. The following table summarizes stock option activity for the year ended June 30, 2025:

	Number of Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of June 30, 2024	550,343	$ 37.34		
Exercised	(273,780)	36.63		
Expired	(1,325)	36.46		
Outstanding as of June 30, 2025	275,238	38.05	5.4	$ 24,545
Exercisable as of June 30, 2025	232,430	$ 38.24	5.3	$ 20,683

The fair value of stock options that vested during the years ended June 30, 2025, 2024, and 2023 was $1.3 million, $1.9 million, and $2.1 million, respectively. As of June 30, 2025, $0.1 million of unrecognized stock-based compensation expense related to unvested stock options is expected to be recognized over a remaining weighted-average period of 0.2 years. The total intrinsic value of stock options exercised for the years ended June 30, 2025, 2024, and 2023 was $10.6 million, $10.0 million, and $1.1 million, respectively. The tax benefit from options exercised for the years ended June 30, 2025, 2024, and 2023 was $0.3 million, $2.5 million, and $0.3 million, respectively.

RSUs

Prior to fiscal year 2023, we granted RSUs generally with a four-year graded vesting from the grant date. Beginning in fiscal year 2023, we grant RSUs generally with a three-year graded vesting from the grant date. We also grant RSUs to our Board members with a one-year cliff vest from the grant date. The fair value per share of RSUs is the closing market

price of our common stock on the grant date. The following table summarizes RSU activity for the year ended June 30, 2025:

	Number of RSUs	Weighted-Average Grant Date Fair Value
Unvested as of June 30, 2024	755,841	$ 40.51
Granted	221,210	89.65
Vested	(390,514)	40.68
Forfeited	(56,568)	54.38
Unvested as of June 30, 2025	529,969	$ 59.41

The weighted-average grant date fair value per share of RSUs granted in the years ended June 30, 2025, 2024, and 2023 was $89.65, $44.24, and $39.90 respectively. The grant date fair value of RSUs that vested during the years ended June 30, 2025, 2024, and 2023 was $15.9 million, $13.0 million, and $9.4 million, respectively. As of June 30, 2025, $14.8 million of unrecognized stock-based compensation expense related to unvested RSUs is expected to be recognized over a remaining weighted-average period of 1.7 years.

PSUs

We issue PSUs generally with a three-year cliff vest from the grant date. The fair value per share of PSUs is the closing market price of our common stock on the grant date. We estimate the number of shares that will vest under our PSU awards when recognizing stock-based compensation expense for each reporting period. The final number of shares that vest under our PSUs is based on metrics approved by the Compensation Committee of the Board. The following table summarizes PSU activity for the year ended June 30, 2025:

	Number of PSUs	Weighted-Average Grant Date Fair Value
Unvested as of June 30, 2024	629,770	$ 43.77
Granted	167,050	89.74
Vested	(83,357)	33.84
Forfeited	(99,463)	46.36
Unvested as of June 30, 2025	614,000	$ 57.20

The weighted-average grant date fair value per share of PSUs granted in the years ended June 30, 2025, 2024, and 2023 was $89.74, $50.02, and $40.43, respectively. The grant date fair value of PSUs that vested during the years ended June 30, 2025, 2024, and 2023 was $2.8 million, $4.1 million, and $3.4 million, respectively. As of June 30, 2025, $24.3 million of unrecognized stock-based compensation expense related to unvested PSUs is expected to be recognized over a remaining weighted-average period of 1.6 years.

16. Employee Benefit Plans

401(k) Retirement Plan

All U.S. employees who meet certain eligibility requirements can participate in Adtalem's 401(k) Retirement Plan. Adtalem makes a matching employer contribution into the 401(k) Retirement Plan of 100% up to the first 6% of the participant's eligible compensation. Expense for the matching employer contributions under the plan was $21.9 million, $19.7 million, and $17.9 million for the years ended June 30, 2025, 2024, and 2023, respectively.

Colleague Stock Purchase Plan

Under provisions of Adtalem's current Colleague Stock Purchase Plan, any eligible employee may authorize Adtalem to withhold up to $25,000 of annual wages to purchase common stock of Adtalem. Adtalem implemented a new Colleague Stock Purchase Plan approved by stockholders at Adtalem's annual meeting of stockholders held on November 6, 2019

which allows for the issuance of 500,000 shares. Currently, employees can purchase Adtalem's common stock at 90% of the prevailing market price on the purchase date. Adtalem subsidizes the remaining 10% and pays all brokerage commissions and administrative fees associated with the plan. These expenses were not material for the years ended June 30, 2025, 2024, and 2023. Total shares issued under the plans were 17,148, 19,666, and 18,463 for the years ended June 30, 2025, 2024, and 2023, respectively. These plans are intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. Currently, Adtalem is re-issuing treasury shares to satisfy colleague share purchases under this plan.

Nonqualified Deferred Compensation Plan

Adtalem has a nonqualified deferred compensation ("NDCP") plan for highly compensated employees and its Board members. The plan allows participants to make tax-deferred contributions that cannot be made under the 401(k) Retirement Plan because of Internal Revenue Service limitations. The plan permits the deferral of up to 50% of a participant's salary and up to 100% of a participant's bonus or board fee. Adtalem currently matches up to 6% of the total eligible compensation of participants who make contributions under the plan. Amounts contributed and deferred under the plan are credited or charged with the performance of investment options offered under the plan as elected by the participants. The participant's "investments" are in a hypothetical portfolio of investments which are tracked by an administrator. Total liabilities under the NDCP plan included in accrued liabilities on the Consolidated Balance Sheets as of June 30, 2025 and 2024 were $13.5 million and $12.2 million, respectively. The increase or decrease in the fair value of the liabilities under the NDCP plan is included in student services and administrative expense in the Consolidated Statements of Income.

We have elected to fund our NDCP plan obligations through a rabbi trust. The rabbi trust is subject to creditor claims in the event of insolvency, but the assets held in the rabbi trust are not available for general corporate purposes. Amounts in the rabbi trust are placed in investments whose performance is generally consistent with the investments chosen by participants under their NDCP plan accounts, which are designated as trading securities and carried at fair value. The fair value of the investments in the rabbi trust included in prepaid expenses and other current assets on the Consolidated Balance Sheets as of June 30, 2025 and 2024 was $12.8 million and $13.2 million, respectively. We record trading gains and losses in other income, net in the Consolidated Statements of Income.

17. Fair Value Measurements

Fair value is defined under GAAP as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The following fair value hierarchy prioritizes the inputs in valuation methodologies used to measure fair value:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Unobservable inputs for the asset or liability. These fair value measurements require significant judgment.

The valuation methodologies used for our assets and liabilities measured at fair value and their classification in the valuation hierarchy are described below.

The carrying value of our cash, cash equivalents, and restricted cash approximates fair value because of their short-term nature and is classified as Level 1.

Adtalem maintains a rabbi trust with investments in stock and bond mutual funds to fund obligations under our nonqualified deferred compensation plan. The fair value of the investments in the rabbi trust included in prepaid expenses and other current assets on the Consolidated Balance Sheets as of June 30, 2025 and 2024 was $12.8 million and $13.2 million, respectively. These investments are recorded at fair value based upon quoted market prices using Level 1 inputs.

The carrying value of the credit extension programs, which approximates their fair value, is included in accounts and financing receivables, net and other assets, net on the Consolidated Balance Sheets as of June 30, 2025 and 2024 of $27.1

million and $28.9 million, respectively, and is classified as Level 2. See Note 9 "Accounts and Financing Receivables" for additional information on these credit extension programs.

Adtalem has a nonqualified deferred compensation plan for highly compensated employees and its Board members. The participant's "investments" are in a hypothetical portfolio of investments which are tracked by an administrator. Changes in the fair value of the nonqualified deferred compensation obligation are derived using quoted prices in active markets based on the market price per unit multiplied by the number of units. Total liabilities under the plan included in accrued liabilities on the Consolidated Balance Sheets as of June 30, 2025 and 2024 were $13.5 million and $12.2 million, respectively. The fair value of the nonqualified deferred compensation obligation is classified as Level 2 because its inputs are derived principally from observable market data by correlation to the hypothetical investments.

As of June 30, 2025 and 2024, the principal balance of our Notes was $405.0 million, with a fair value as of those dates of $402.8 million and $389.5 million, respectively. The valuation of the Notes was based upon quoted market prices and is classified as Level 1. As of June 30, 2025 and 2024, the principal balance of our Term Loan B was $153.3 million and $253.3 million, respectively, with a fair value of $153.8 million and $254.9 million, respectively. The valuation of the Term Loan B was based upon quoted market prices in a non-active market and is classified as Level 2. See Note 13 "Debt" for additional information on our Notes and Term Loan B.

As of June 30, 2024, there were no assets or liabilities measured at fair value using Level 3 inputs.

We recorded asset impairments of $6.4 million on operating lease assets and property and equipment for the year ended June 30, 2025 as a result of adjusting the respective carrying values to fair values. The fair values were estimated using Level 3 inputs. These impairments were recorded within student services and administrative expense in the Consolidated Statements of Income.

We recorded an impairment of $5.0 million on an equity investment with no readily determinable fair value within other income, net in the Consolidated Statements of Income for the year ended June 30, 2023 as the carrying value was no longer recoverable. Since initial recognition of the investment, there had been no upward or downward adjustments as a result of observable price changes. Following the impairment, the carrying amount of $5.0 million was reduced to zero.

Adtalem has elected not to measure any assets or liabilities at fair value other than those required to be measured at fair value on a recurring basis. Assets measured at fair value on a nonrecurring basis include goodwill, intangible assets, and assets of businesses where the long-term value of the operations are deemed to be impaired. Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed for impairment annually or more frequently if circumstances arise indicating potential impairment. This impairment review was most recently completed as of May 31, 2025. See Note 12 "Goodwill and Intangible Assets" for additional information on the impairment review, including valuation techniques and assumptions.

18. Commitments and Contingencies

Adtalem is subject to lawsuits, administrative proceedings, regulatory reviews and investigations associated with financial assistance programs and other matters arising in the conduct of its business and certain of these matters are discussed below. Descriptions of certain matters from prior SEC filings may not be carried forward in this report to the extent we believe such matters no longer are required to be disclosed or there has not been, to our knowledge, significant activity relating to them. As of June 30, 2025, we adequately reserved for matters that management has determined a loss is probable and that loss can be reasonably estimated. For those matters for which we have not recorded an accrual, their possible impact on Adtalem's business, financial condition, or results of operations, cannot be predicted at this time. The continued defense, resolution, or settlement of any of the following matters could require us to expend significant resources and could have a material adverse effect on our business, financial condition, results of operations, and cash flows, and result in the imposition of significant restrictions on us and our ability to operate.

On January 12, 2022, Walden was served with a complaint filed in the United States District Court for the District of Maryland by Aljanal Carroll, Claudia Provost Charles, and Tiffany Fair alleging that Walden has targeted, deceived, and exploited Black and female Doctor of Business Administration ("DBA") students by knowingly misrepresenting and understating the number of "capstone" credits required to complete the DBA program and obtain a degree. On September

21, 2023, the parties agreed to a $28.5 million payment to resolve the issues in the case. On October 17, 2024, the Court held a fairness hearing, following which, the Court entered an Order granting final approval of the settlement. We recorded a $28.5 million loss contingency accrual for this matter within accrued liabilities on the Consolidated Balance Sheets as of June 30, 2024. On November 27, 2024, Adtalem paid the $28.5 million as required under the settlement agreement. In January 2024, Adtalem made a claim for indemnification under the Membership Interest Purchase Agreement with Laureate Education, Inc. ("Laureate"), dated September 11, 2020, pursuant to which Adtalem purchased Walden. Adtalem received $5.6 million in November 2024 from Laureate in satisfaction of this indemnification claim.

As previously disclosed, pursuant to the terms of the Stock Purchase Agreement ("SPA") by and between Adtalem and Cogswell, dated as of December 4, 2017, as amended, Adtalem sold DeVry University to Cogswell and Adtalem agreed to indemnify DeVry University for certain losses up to $340.0 million (the "Liability Cap"). Adtalem has previously disclosed DeVry University related matters that have consumed a portion of the Liability Cap.

In late January 2024 and early February 2024, ED sent notice to Chamberlain, RUSM, RUSVM, and Walden that it had received approximately 3,225, 1,700, 1,900, and 7,740 Borrower Defense to Repayment applications filed by students at Chamberlain, RUSM, RUSVM, and Walden respectively between June 23, 2022 and November 15, 2022. Each application seeks forgiveness of federal student loans made to these students. In the notices received, ED indicated that: (1) the notification was occurring prior to any substantive review of the application as well as its adjudication; (2) it would send the applications to each institution in batches of 500 per week; (3) it is optional for institutions to respond to the applications; and (4) not responding will result in no negative inference by ED. ED has also explained that it will separately decide whether to seek recoupment on any approved claim and that any recoupment actions ED chooses to initiate will have their own notification and response processes, which include an opportunity to provide additional evidence to the institutions. ED has indicated that an institution will learn of ED's determination to forgive student loans only if it approves a Borrower Defense to Repayment application and ED seeks recoupment. Chamberlain, RUSM, RUSVM, and Walden have responded to all of the applications received and they believe that none properly stated a claim for loan forgiveness. In June 2025, ED sent notice to AUC that it had received approximately 330 similar Borrower Defense to Repayment applications filed by students at AUC. Each application seeks forgiveness of federal student loans made to these students. AUC will timely respond to the applications received.

19. Segment Information

We present three reportable segments as follows:

Chamberlain – This segment includes the operations of Chamberlain, which offers degree and certificate programs in the nursing and health professions postsecondary education industry.

Walden – This segment includes the operations of Walden, which offers degree and certificate programs, including those in nursing, education, counseling, business, information technology, psychology, public health, social work and human services, public administration and public policy, and criminal justice.

Medical and Veterinary – This segment includes the operations of AUC, RUSM, and RUSVM, collectively referred to as the "medical and veterinary schools," which offers degree and certificate programs in the medical and veterinary postsecondary education industry.

These segments are consistent with the method by which Adtalem's Chief Operating Decision Maker ("CODM") evaluates performance and allocates resources. Adtalem's CODM is our Chief Executive Officer. Our measure of segment profitability utilized by our CODM is adjusted operating income. Our CODM uses this measure to assess the operating results and performance of our segments, perform analytical comparisons to budget, and allocate resources to each segment during monthly operating reviews and annual budget process. Adjusted operating income excludes Home Office expense, restructuring expense, business integration expense, amortization of acquired intangible assets, litigation reserve, asset impairments, strategic advisory costs, loss on assets held for sale, debt modification costs, and gain on sale of assets because these are not associated with the ongoing operations of the segments. "Home Office" includes activities not allocated to a reportable segment and is included to reconcile segment results to the Consolidated Financial Statements. Total assets by segment is not presented as our CODM does not review or allocate resources based on segment assets. The

accounting policies of the segments are the same as those described in Note 2 "Summary of Significant Accounting Policies."

Summary financial information by reportable segment is as follows (in thousands):

		Year Ended June 30,		
	2025		**2024**	**2023**
Revenue:				
Chamberlain	$ 725,774	$	633,522	$ 571,034
Walden	693,430		595,332	533,725
Medical and Veterinary	369,086		355,798	346,067
Total consolidated revenue	$ 1,788,290	$	1,584,652	$ 1,450,826
Cost of educational services:				
Chamberlain	$ 321,769	$	277,215	$ 248,727
Walden	240,084		221,110	199,625
Medical and Veterinary	209,577		200,223	200,134
Other segment expenses[1]:				
Chamberlain	$ 250,638	$	218,507	$ 186,804
Walden	269,765		243,675	223,736
Medical and Veterinary	90,257		84,068	78,597
Adjusted operating income:				
Chamberlain	$ 153,367	$	137,800	$ 135,503
Walden	183,581		130,547	110,364
Medical and Veterinary	69,252		71,507	67,336
Total segment adjusted operating income	406,200		339,854	313,203
Reconciliation to Consolidated Financial Statements:				
Home Office expense	(36,030)		(31,076)	(25,633)
Restructuring expense	(3,314)		(1,870)	(18,817)
Business integration expense	—		(34,215)	(42,661)
Amortization of acquired intangible assets:	(11,220)		(35,644)	(61,239)
Litigation reserve	5,550		(18,500)	(10,000)
Asset impairments	(6,442)		—	—
Strategic advisory costs	(12,000)		—	—
Loss on assets held for sale	(490)		(647)	—
Debt modification costs	(712)		(848)	—
Gain on sale of assets	—		—	13,317
Total consolidated operating income	341,542		217,054	168,170
Interest expense	(52,318)		(63,659)	(63,100)
Other income, net	9,290		10,542	6,965
Total consolidated income from continuing operations before income taxes	$ 298,514	$	163,937	$ 112,035
Depreciation:				
Chamberlain	$ 21,687	$	18,752	$ 17,175
Walden	7,421		7,389	9,419
Medical and Veterinary	10,853		11,983	12,438
Home Office	741		1,552	2,344
Total consolidated depreciation	$ 40,702	$	39,676	$ 41,376
Amortization of acquired intangible assets:				
Walden	$ 11,220	$	35,644	$ 61,239
Total consolidated amortization of acquired intangible assets	$ 11,220	$	35,644	$ 61,239

[1] Other segment expenses for each reportable segment include student services and administrative related expenses.

Adtalem conducts its educational operations in the U.S., Barbados, St. Kitts, and St. Maarten. Revenue and long-lived assets by geographic area are as follows (in thousands):

	Year Ended June 30,		
	2025	2024	2023
Revenue by geographic area:			
Domestic operations	$ 1,419,204	$ 1,228,854	$ 1,104,759
Barbados, St. Kitts, and St. Maarten	369,086	355,798	346,067
Total consolidated revenue	$ 1,788,290	$ 1,584,652	$ 1,450,826

	June 30,	
	2025	2024
Long-lived assets by geographic area:		
Domestic operations	$ 308,190	$ 283,597
Barbados, St. Kitts, and St. Maarten	139,135	149,507
Total consolidated long-lived assets	$ 447,325	$ 433,104

No one customer accounted for more than 10% of Adtalem's consolidated revenue for all periods presented.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on an evaluation of our disclosure controls and procedures (as such term is defined in Exchange Act Rule 13a-15(e)) that was conducted under the supervision and with the participation of Adtalem's management, including our Chief Executive Officer and Chief Financial Officer, our Chief Executive Officer and Chief Financial Officer concluded that Adtalem's disclosure controls and procedures were effective as of June 30, 2025.

Management's Annual Report on Internal Control over Financial Reporting

The management of Adtalem prepared and is responsible for the consolidated financial statements and all related financial information contained in this report. This responsibility includes establishing and maintaining adequate internal control over financial reporting, as defined by Rules 13a-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management regularly monitors our internal controls over financial reporting, and actions are taken to correct any deficiencies as they are identified.

As of June 30, 2025, Adtalem's management has assessed the effectiveness of its internal control over financial reporting, using the criteria specified by the Committee of Sponsoring Organizations of the Treadway Commission's 2013 report Internal Control — Integrated Framework. Based upon this assessment, Adtalem's management concluded that as of June 30, 2025, Adtalem's internal control over financial reporting was effective.

The effectiveness of Adtalem's internal control over financial reporting as of June 30, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their attestation report included in Item 8. "Financial Statements and Supplementary Data" of this report.

Changes in Internal Control over Financial Reporting

There were no changes during the fourth quarter of fiscal year 2025 in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

On June 10, 2025, Mr. Stephen W. Beard, Adtalem's Chairman and Chief Executive Officer, entered into a 10b5-1 Preset Diversification Program (the "10b5-1 Plan"). Mr. Beard's 10b5-1 Plan is intended to satisfy the affirmative defense of Rule 10b5-1(c). Trades under Mr. Beard's 10b5-1 Plan are subject to the required "cooling-off period" with the estimated first sale date under Mr. Beard's 10b5-1 Plan to occur not before September 12, 2025. The 10b5-1 Plan end date is May 29, 2026. The 10b5-1 Plan governs Mr. Beard's sale of 108,000 shares of Adtalem common stock. After such sales, Mr. Beard will continue to satisfy the stock ownership requirements for our executive officers. Transactions under the 10b5-1 Plan will be disclosed publicly through Form 144 and Form 4 filings with the SEC to the extent required by law.

On June 13, 2025, Mr. Douglas Beck, Adtalem's Senior Vice President, General Counsel, Corporate Secretary and Institutional Support Services, entered in a 10b5-1 Plan. Mr. Beck's 10b5-1 Plan is intended to satisfy the affirmative defense of Rule 10b5-1(c). Sales pursuant to the 10b5-1 Plan will begin no earlier than September 12, 2025. The 10b5-1 Plan end date is June 13, 2026. The 10b5-1 Plan governs Mr. Beck's sale of 15,384 shares of Adtalem common stock. After such sales, Mr. Beck will continue to satisfy the stock ownership requirements for our executive officers. Transactions under the 10b5-1 Plan will be disclosed publicly through Form 144 and Form 4 filings with the SEC to the extent required by law.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

(a) *Information Regarding Directors and Executive Officers.* The information required by this Item 10 relating to directors and nominees for election to the Board of Directors is incorporated by reference to the Proxy Statement. The information required by this Item 10 with respect to our executive officers is set forth in "Information About Our Executive Officers" at the end of Part I of this Annual Report on Form 10-K.

(b) *Compliance with Section 16(a) of the Exchange Act.* If applicable, the information required by this Item 10 with respect to compliance with Section 16(a) of the Exchange Act will be contained in the Proxy Statement under the caption "Delinquent Section 16(a) Reports," which is incorporated by reference to the Proxy Statement.

(c) *Code of Business Conduct and Ethics.* In accordance with the information required by this Item 10 relating to the code of ethics required by Item 406 of Regulation S-K, Adtalem has a Code of Conduct and Ethics, which applies to its directors, officers (including the Chief Executive Officer, the Chief Financial Officer, and the Chief Accounting Officer), and all other employees. The full text of the Code is available on Adtalem's website. Adtalem intends to satisfy the SEC's requirements regarding amendments to, or waivers from, the Code by posting such information on its website.

(d) *Procedures for Shareholders to Recommend Director Nominees.* There have been no material changes to the procedures by which security holders may recommend nominees to our Board.

(e) *Audit Committee Information.* The information required by this Item 10 relating to Adtalem's audit and finance committee financial experts and identification of the Adtalem's audit committee is incorporated by reference to the Proxy Statement.

Item 11. Executive Compensation

The information required by this Item 11 regarding director and executive officer compensation, the Compensation Committee Report, the risks arising from our compensation policies and practices for employees, pay ratio disclosure, and compensation committee interlocks and insider participation is incorporated by reference to the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained under the headings "Voting Securities and Principal Holders" and "Executive Compensation Tables – Equity Compensation Plan Information" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference to the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 regarding fees we paid to our principal accountant and the pre-approval policies and procedures established by the Audit and Finance Committee of our Board contained under the headings "Audit Fees and Other Fees" and "Pre-Approval Policies" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements

Consolidated Financial Statements filed as part of this report are listed under Item 8. "Financial Statements and Supplementary Data."

2. Financial Statement Schedules

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and accompanying notes included in this Form 10-K.

3. Exhibits

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference to:
2.1	Stock Purchase Agreement, by and between the Registrant and Cogswell Education, LLC, dated December 4, 2017 (the "Cogswell Agreement")		Exhibit 2.1 to the Registrant's Form 8-K dated December 4, 2017
2.2	Amendment No. 1 to the Cogswell Agreement, dated August 2, 2018		Exhibit 2.1 to the Registrant's Form 8-K dated August 3, 2018
2.3	Amendment No. 2 to the Cogswell Agreement dated as of December 11, 2018		Exhibit 2.3 to the Registrant's Form 8-K dated December 12, 2018
2.4	Amendment No. 3 to the Cogswell Agreement, dated as of December 11, 2018		Exhibit 2.4 to the Registrant's Form 8-K dated December 12, 2018
2.5	Membership Interest Purchase Agreement by and between the Registrant and Laureate Education, Inc., dated as of September 11, 2020		Exhibit 2.1 to the Registrant's Form 8-K dated September 16, 2020
2.6	Waiver and Amendment to Membership Interest Purchase Agreement by and between the Registrant and Laureate Education, Inc., dated as of July 21, 2021		Exhibit 2.1 to the Registrant's Form 8-K dated July 27, 2021

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference to:
3.1	Restated Certificate of Incorporation of the Registrant, dated May 23, 2017		Exhibit 3.2 to the Registrant's Form 8-K dated May 22, 2017
3.2	Amendment to Restated Certificate of Incorporation of the Registrant, dated November 8, 2023		Exhibit 3.2 to the Registrant's Form 10-K for the year ended June 30, 2024
3.3	Amended and Restated By-Laws of the Registrant, as amended November 27, 2023		Exhibit 3.1 to the Registrant's Form 8-K dated November 29, 2023
4.1	Description of Registrant's Securities	X	
4.2	Indenture, dated as of March 1, 2021, by and between Adtalem Escrow Corporation, as predecessor to the Registrant, as issuer, the parties that are signatories thereto as Subsidiary Guarantors, as subsidiary guarantors, and U.S. Bank National Association, as trustee and notes collateral agent (the "Note Indenture") (which Note Indenture includes as Exhibit A, the Form of 5.500% Senior Notes due 2028)		Exhibit 4.1 to the Registrant's Form 8-K dated March 1, 2021
4.3	Supplemental Indenture, dated as of August 12, 2021, by and between the Registrant, as issuer, the parties that are signatories thereto as Subsidiary Guarantors, as subsidiary guarantors, and U.S. Bank National Association, as trustee and notes collateral agent, pursuant to which Registrant assumed the obligations of Adtalem Escrow Corporation under the Note Indenture		Exhibit 4.2 to the Registrant's Form 8-K dated August 12, 2021
4.4	Credit Agreement, dated as of August 12, 2021, by and between the Registrant, as borrower, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent (the "Credit Agreement")		Exhibit 10.1 to the Registrant's Form 8-K dated August 12, 2021
4.5	Amendment No. 1 to Credit Agreement		Exhibit 4(e) to the Registrant's Form 10-K for the year ended June 30, 2023
4.6	Amendment No. 2 to Credit Agreement		Exhibit 4(a) to the Registrant's Form 10-Q for the quarter ended March 31, 2024
4.7	Amendment No. 3 to Credit Agreement		Exhibit 4.1 to the Registrant's Form 10-Q for the quarter ended September 30, 2024
10.1*	Registrant's Fourth Amended and Restated Incentive Plan of 2013		Exhibit 10(f) to the Registrant's Form 10-Q for the quarter ended September 30, 2022
10.2*	Registrant's Nonqualified Deferred Compensation Plan		Exhibit 4.3 to the Registrant's Form S-8 dated August 27, 2014
10.3*	Registrant's Retirement Plan		Exhibit 10(d) to the Registrant's Form 10-K for the year ended June 30, 2022
10.4*	Amendment One to the Registrant's Retirement Plan		Exhibit 10(e) to the Registrant's Form 10-K for the year ended June 30, 2022
10.5*	Amendment Two to the Registrant's Retirement Plan		Exhibit 10(f) to the Registrant's Form 10-K for the year ended June 30, 2022
10.6*	Amendment Three to the Registrant's Retirement Plan		Exhibit 10(g) to the Registrant's Form 10-K for the year ended June 30, 2022

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference to:
10.7*	Form of Nonqualified Stock Option Agreement for Executive Officers		Exhibit 10(o) to the Registrant's Form 10-K for the year ended June 30, 2014
10.8*	Form of Nonqualified Stock Option Agreement for Employees		Exhibit 10(p) to the Registrant's Form 10-K for the year ended June 30, 2014
10.9*	Form of Incentive Stock Option Agreement for Executive Officers		Exhibit 10(q) to the Registrant's Form 10-K for the year ended June 30, 2014
10.10*	Form of Incentive Stock Option Agreement for Employees		Exhibit 10(r) to the Registrant's Form 10-K for the year ended June 30, 2014
10.11*	Form of Restricted Stock Unit Award Agreement for Directors		Exhibit 10(d) to the Registrant's Form 10-Q for the quarter ended September 30, 2021
10.12*	Form of Nonqualified Stock Option Award Agreement for Executive Officers (for awards granted in fiscal year 2022)		Exhibit 10(a) to the Registrant's Form 10-Q for the quarter ended September 30, 2021
10.13*	Form of Incentive Stock Option Award Agreement for Executive Officers (for awards granted in fiscal year 2022)		Exhibit 10(b) to the Registrant's Form 10-Q for the quarter ended September 30, 2021
10.14*	Form of Restricted Stock Unit Award Agreement for Executive Officers (for awards granted in fiscal year 2022)		Exhibit 10(c) to the Registrant's Form 10-Q for the quarter ended September 30, 2021
10.15*	Form of Restricted Stock Unit Award Agreement for Employees (for awards granted in fiscal year 2022)		Exhibit 10(e) to the Registrant's Form 10-Q for the quarter ended September 30, 2021
10.16*	Form of Restricted Stock Unit Award Agreement for Executive Officers (for awards granted in fiscal year 2023 and 2024)		Exhibit 10(a) to the Registrant's Form 10-Q for the quarter ended September 30, 2022
10.17*	Form of Restricted Stock Unit Award Agreement for Employees (for awards granted in fiscal year 2023 and 2024)		Exhibit 10(b) to the Registrant's Form 10-Q for the quarter ended September 30, 2022
10.18*	Form of Performance-Based Restricted Stock Unit Award Agreement for Executive Officers (for awards granted in fiscal year 2023)		Exhibit 10(c) to the Registrant's Form 10-Q for the quarter ended September 30, 2022
10.19*	Form of Performance-Based Restricted Stock Unit Award Agreement for Employees (for awards granted in fiscal year 2023 and 2024)		Exhibit 10(d) to the Registrant's Form 10-Q for the quarter ended September 30, 2022
10.20*	Form of Performance-Based Restricted Stock Unit Award Agreement for Executive Officers (for awards granted in fiscal year 2024)		Exhibit 10(a) to the Registrant's Form 10-Q for the quarter ended December 31, 2023
10.21*	Form of Restricted Stock Unit Award Agreement for Executive Officers (for awards granted in fiscal year 2025)		Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended December 31, 2024
10.22*	Form of Restricted Stock Unit Award Agreement for Employees (for awards granted in fiscal year 2025)		Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended December 31, 2024
10.23*	Form of Performance-Based Restricted Stock Unit Award Agreement for Executive Officers (for awards granted in fiscal year 2025)		Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended December 31, 2024

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference to:
10.24*	Form of Performance-Based Restricted Stock Unit Award Agreement for Employees (for awards granted in fiscal year 2025)		Exhibit 10.4 to the Registrant's Form 10-Q for the quarter ended December 31, 2024
10.25*	Form of Indemnification Agreement between the Registrant and its Directors		Exhibit 10(f) to the Registrant's Form 10-K for the year ended June 30, 2010
10.26*	Executive Employment Agreement between the Registrant and Donna N. Jennings-Howell, dated October 12, 2009		Exhibit 10(jj) to the Registrant's Form 10-K for the year ended June 30, 2018
10.27*	Executive Employment Agreement between the Registrant and Michael O. Randolfi		Exhibit 10.1 to the Registrant's Form 8-K dated August 27, 2019
10.28*	Executive Employment Agreement between the Registrant and Karen S. Cox, dated June 15, 2018		Exhibit 10(nn) to the Registrant's Form 10-K for the year ended June 30, 2020
10.29*	Executive Employment Agreement between the Registrant and Douglas G. Beck, dated May 6, 2021		Exhibit 10(gg) to the Registrant's Form 10-K for the year ended June 30, 2021
10.30*	Executive Employment Agreement effective September 8, 2021, between the Registrant and Stephen W. Beard		Exhibit 10.1 to the Registrant's Form 8-K dated August 6, 2021
10.31*	Executive Employment Agreement effective October 18, 2021, between the Registrant and Robert J. Phelan		Exhibit 10.1 to the Registrant's Form 8-K dated November 15, 2021
10.32*	Separation Agreement and Release dated April 10, 2024 between the Registrant and Dr. John Danaher		Exhibit 10.1 to the Registrant's Form 8K/A dated September 6, 2023
10.33*	Executive Employment Agreement between the Registrant and Maurice Herrera		Exhibit 10(qq) to the Registrant's Form 10-K for the year ended June 30, 2022
10.34*	Executive Employment Agreement between the Registrant and Michael Betz		Exhibit 10.43 to the Registrant's Form 10-K for the year ended June 30, 2024
10.35*	Executive Employment Agreement between the Registrant and Scott Liles	X	
19.1	Insider Trading Policy		Exhibit 19.1 to the Registrant's Form 10-K for the year ended June 30, 2024
21.1	Subsidiaries of the Registrant	X	
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm	X	
31.1**	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended	X	
31.2**	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended	X	
32.1**	Certifications pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X	
97.1	Incentive Compensation Recovery Policy		Exhibit 97.1 to the Registrant's Form 10-K for the year ended June 30, 2024
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	X	

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference to:
101.SCH	Inline XBRL Taxonomy Extension Schema Document	X	
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	X	
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	X	
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document	X	
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	X	
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)		

* Designates management contracts and compensatory plans or arrangements.

** Filed or furnished herewith.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adtalem Global Education Inc.

Date: August 7, 2025   By: /s/ Robert J. Phelan
                                         Robert J. Phelan
                                         Senior Vice President and Chief Financial Officer
                                         (Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Stephen W. Beard Stephen W. Beard	Chairman and Chief Executive Officer (Principal Executive Officer)	August 7, 2025
/s/ Robert J. Phelan Robert J. Phelan	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	August 7, 2025
/s/ Manjunath Gangadharan Manjunath Gangadharan	Vice President and Chief Accounting Officer (Principal Accounting Officer)	August 7, 2025
/s/ Michael W. Malafronte Michael W. Malafronte	Lead Independent Director	August 7, 2025
/s/ William W. Burke William W. Burke	Director	August 7, 2025
/s/ Donna J. Hrinak Donna J. Hrinak	Director	August 7, 2025
/s/ Georgette Kiser Georgette Kiser	Director	August 7, 2025
/s/ William Krehbiel William Krehbiel	Director	August 7, 2025
/s/ Sharon O'Keefe Sharon O'Keefe	Director	August 7, 2025
/s/ Kenneth J. Phelan Kenneth J. Phelan	Director	August 7, 2025
/s/ Betty Vandenbosch Betty Vandenbosch	Director	August 7, 2025
/s/ Lisa W. Wardell Lisa W. Wardell	Director	August 7, 2025

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CORPORATE INFORMATION

Home Office
Adtalem Global Education Inc.
233 South Wacker Drive, Suite 800
Chicago, IL 60606
1-312-651-1400
www.adtalem.com

Transfer Agent and Registrar
Computershare
PO BOX 43006
Providence, RI 02940-3006

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
One North Wacker Drive
Chicago, Illinois 60606

Financial Information and Reports
Adtalem routinely issues press releases and quarterly and annual financial reports. To receive this information please write to us at: Adtalem Global Education Inc., Investor Relations, 233 South Wacker Drive, Suite 800, Chicago, IL 60606, call 1-312-906-6600, or visit the "Investor Relations" section of our website at www.adtalem.com. A copy of the Adtalem Global Education Inc. 2025 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission will be furnished to shareholders without charge (except charges for providing exhibits) upon request to the Company. Analysts and investors seeking additional information about the Company can contact Investor Relations at 1-312-906-6600 or emailing *Investor.Relations@Adtalem.com*.

Investor Relations
Jay Spitzer, CFA
Vice President, Investor Relations
1-312-906-6600

Annual Meeting
The annual meeting of shareholders of Adtalem Global Education Inc. will be held entirely online on Wednesday, November 12, 2025 at 9:30 a.m. Central Standard Time at: www.virtualshareholdermeeting.com/ATGE2025.

Record Date
Holders of common stock of record at the close of business on September 23, 2025 are entitled to vote at the meeting. A notice of meeting and proxy statement were provided to shareholders with this Annual Report.

Common Stock
Adtalem's common stock is traded on the New York Stock Exchange and the NYSE Texas under the symbol ATGE.

Corporate Governance
To review the Company's corporate governance guidelines, Board committee charters, and code of conduct and ethics, please visit the "Organizational Governance" section on the "About Us" page of our website at www.adtalem.com.

